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06013981

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Accor

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4672 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 6/2/06

2005 Registration Document



ACCOR


ACCOR

2005
REGISTRATION DOCUMENT

AUTORITÉ DES MARCHÉS FINANCIERS
AMF

The original French version of this translated reference document was filed with the *Autorité des Marchés Financiers* on April 4, 2006 in accordance with article 211-13 of the general regulations of the *Autorité des Marchés Financiers*. It may be used in connection with a financial transaction in conjunction with an Information Memorandum approved by the *Autorité des Marchés Financiers*.

2005 BOARD OF DIRECTORS REPORT TO THE ANNUAL MEETING OF ACCOR SHAREHOLDERS

Operations and Strategy

Core Businesses

With 168,000 employees in 140 countries, Accor is Europe's leading hospitality group and one of the world's largest providers of travel, tourism and corporate services, with two international core businesses:

- hotels, with the Sofitel, Novotel, Mercure, Suitehotel, Ibis, Etap Hotel, Formule 1, Motel 6 and Red Roof Inn brands, representing more than 4,000 hotels and 470,000 rooms in 90 countries, as well as strategically related businesses such as restaurants and food services (with Lenôtre and other leading brands), casinos and travel agencies;
- services to corporate clients and public institutions. 21 million people in 35 countries use a broad range of services engineered and managed by Accor Services, including restaurant and food vouchers/cards, people care services, incentive programs and loyalty programs.

Hotels

Accor is uniquely positioned in the global hospitality market, with 4,065 hotels and 475,433 rooms covering every segment, from budget to upper upscale, in 90 countries around the world. We are a leading operator in upper upscale hotels with Sofitel, in the upscale and midscale segment with Novotel, Mercure and Suitehotel, in economy lodging with Ibis and Red Roof Inn, and in the budget segment with the Etap Hotel, Formule 1 and Motel 6 chains.

A global presence in every market segment

Accor operates on five continents with a unique portfolio of more than 4,000 hotels. We are the largest hospitality group in Europe, with a network of 2,243 hotels and 245,506 rooms accounting for 52% of the room base at December 31, 2005. In other regions, our expertise is deployed through 1,266 hotels (29% of the room base) in North America, 162 hotels (5% of the room base) in Latin America and the Caribbean, 140 hotels (5% of the room base) in Africa and the Middle East, and 254 hotels (10% of the room base) in Asia and the Pacific.

Geographical breakdown of the hotel portfolio at December 31, 2005

Brand	France		Rest of Europe		North America		Latin America and Caribbean		Africa Middle-East		Asia Pacific		Total	
	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms
Sofitel	35	6,418	53	10,775	11	3,527	18	2,876	32	6,986	43	10,763	192	41,345
Novotel	124	16,091	161	29,381	6	1,836	18	2,993	20	3,890	69	15,064	398	69,255
Mercure	280	25,957	270	36,446	-	-	78	10,213	36	4,656	74	9,961	738	87,233
Coralia Club	1	444	-	-	-	-	1	385	8	1,886	-	-	10	2,715
Suitehotel	12	1,507	6	931	-	-	-	-	-	-	-	-	18	2,438
Unbranded hotels	6	449	2	133	-	-	-	-	2	514	22	4,871	32	5,967
Upscale and midscale	**458**	**50,866**	**492**	**77,666**	**17**	**5,363**	**115**	**16,467**	**98**	**17,932**	**208**	**40,659**	**1,388**	**208,953**
Etap Hotel	245	18,890	85	7,990	-	-	-	-	1	119	-	-	331	26,999
Formule 1	284	21,075	44	3,184	-	-	5	1,565	24	1,668	20	1,695	377	29,187
Ibis	357	31,274	278	34,561	-	-	42	6,241	17	2,072	26	4,632	720	78,780
Economy	**886**	**71,239**	**407**	**45,735**	**-**	**-**	**47**	**7,806**	**42**	**3,859**	**46**	**6,327**	**1,428**	**134,966**
Motel 6	-	-	-	-	862	88,657	-	-	-	-	-	-	862	88,657
Red Roof Inn	-	-	-	-	344	37,568	-	-	-	-	-	-	344	37,568
Studio 6	-	-	-	-	43	5,289	-	-	-	-	-	-	43	5,289
Economy US	**-**	**-**	**-**	**-**	**1,249**	**131,514**	**-**	**-**	**-**	**-**	**-**	**-**	**1,249**	**131,514**
TOTAL	**1,344**	**122,105**	**899**	**123,401**	**1,266**	**136,877**	**162**	**24,273**	**140**	**21,791**	**254**	**46,986**	**4,065**	**475,433**
As a percentage of total rooms	**-**	**25.7%**	**-**	**26.0%**	**-**	**28.8%**	**-**	**5.1%**	**-**	**4.6%**	**-**	**9.8%**	**-**	**100.0%**

Differentiated operating structures

Accor's strategy is to tailor a specific hotel operating structure to each market segment and host country, depending on return on capital employed and earnings volatility. As of December 31, 2005, 21% of rooms were owned, 40% were leased, another 20% were operated under management contracts and 19% were franchised.

Breakdown of the hotel portfolio by type of operation at December 31, 2005

	Owned		Fixed Lease		Variable Lease		Managed		Franchised		Total	
Brand	**Hotels**	**Rooms**	**Hotels**	**Rooms**	**Hotels**	**Rooms**	**Hotels**	**Rooms**	**Hotels**	**Rooms**	**Hotels**	**Rooms**
Sofitel	32	5,008	28	7,072	14	2,687	100	22,974	18	3,604	192	41,345
Novotel	71	10,113	103	17,755	53	7,402	120	25,517	51	8,468	398	69,255
Mercure	68	6,829	127	17,992	42	6,612	207	28,424	294	27,376	738	87,233
Coralia Club	2	548	-	-	-	-	8	2,167	-	-	10	2,715
Suitehotel	5	637	10	1,507	-	-	1	86	2	208	18	2,438
Unbranded hotels	1	426	4	430	-	-	18	3,573	9	1,538	32	5,967
Upscale and Midscale	**179**	**23,561**	**272**	**44,756**	**109**	**16,701**	**454**	**82,741**	**374**	**41,194**	**1,388**	**208,953**
Etap Hotel	91	7,384	75	6,385	17	1,796	6	733	142	10,701	331	26,999
Formule 1	238	17,559	114	8,838	4	1,265	6	522	15	1,003	377	29,187
Ibis	160	17,859	177	23,184	96	11,606	57	8,984	230	17,147	720	78,780
Economy	**489**	**42,802**	**366**	**38,407**	**117**	**14,667**	**69**	**10,239**	**387**	**28,851**	**1,428**	**134,966**
Motel 6	215	23,766	465	52,246	-	-	1	59	181	12,586	862	88,657
Red Roof Inn	93	11,417	153	17,547	-	-	-	-	98	8,604	344	37,568
Studio 6	8	891	28	3,757	-	-	-	-	7	641	43	5,289
Economy US	**316**	**36,074**	**646**	**73,550**	**0**	**0**	**1**	**59**	**286**	**21,831**	**1,249**	**131,514**
TOTAL	**984**	**102,437**	**1,284**	**156,713**	**226**	**31,368**	**524**	**93,039**	**1,047**	**91,876**	**4,065**	**475,433**
As a percentage of total rooms	**-**	**21.5%**	**-**	**33.0%**	**-**	**6.6%**	**-**	**19.6%**	**-**	**19.3%**	**-**	**100.0%**

Hotel portfolio by type of operation at December 31, 2005

(% based on number of rooms)


19%
Franchised
21%
Owned
20%
Managed
40%
Leased

Geographical breakdown of the hotel portfolio by type of operation at December 31, 2005

	Owned		Fixed Lease		Variable Lease		Managed		Franchised		Total	
	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms
France	427	36,913	197	22,198	136	17,479	55	6,816	529	38,699	1,344	122,105
Rest of Europe	167	19,665	385	51,541	53	6,570	112	20,918	182	24,707	899	123,401
North America	321	37,791	653	75,867	-	-	6	1,388	286	21,831	1,266	136,877
Latin America and Caribbean	23	3,025	1	214	34	6,802	90	12,719	14	1,513	162	24,273
Africa/Middle East	34	3,638	3	432	2	308	96	17,070	5	343	140	21,791
Asia Pacific	12	1,405	45	6,461	1	209	165	34,128	31	4,783	254	46,986
TOTAL	**984**	**102,437**	**1,284**	**156,713**	**226**	**31,368**	**524**	**93,039**	**1,047**	**91,876**	**4,065**	**475,433**
As a percentage of total rooms	**-**	**21.5%**	**-**	**33.0%**	**-**	**6.6%**	**-**	**19.6%**	**-**	**19.3%**	**-**	**100.0%**

Property

Property, plant and equipment recognized in the consolidated balance sheet primarily corresponds to hotel assets that are either owned outright or held under finance leases. The cost value of consolidated property, plant and equipment stood at €6,960 million at December 31, 2005. The carrying amount was €3,891 million, representing 29.5% of total consolidated assets at that date (see note 18 to the consolidated financial statements, page 146).

The above breakdown of the hotel portfolio shows the number of rooms, the type of operation and the location of the hotels at December 31, 2005. Occupancy rates are provided in the analysis of the consolidated financial results on page 37.

Hotel projects currently underway are presented in note 2 B2 to the consolidated financial statements on page 129.

Environmental factors are described in the Environmental Report on page 30.

A portfolio structured to meet demand: from upper upscale to budget

Upper Upscale hotels: 9% of the room base at December 31, 2005


SOFITEL
ACCOR HOTELS & RESORTS

As our prestige brand, Sofitel is positioned as the ambassador of the French art de vivre around the world, the epitome of elegant refinement. Its international network, with hotels in the world's leading cities and resorts, offer world travelers all the benefits of the chain's proven expertise and commitment to service. The brand's reputation has also been enhanced by the chain's many gourmet restaurants.

Customers: 62% business - 38% leisure

Upscale and Midscale hotels: 35% of the room base at December 31, 2005


NOVOTEL
ACCOR hotels

Novotel sets the standard in midscale lodging, with contemporary hotels offering a standardized room concept and the same high quality service around the world to business travelers during the week and families on the weekends. The hotels are located in large international and national cities, as well as in leading resorts.

Customers: 65% business - 35% leisure


Grand Mercure
Accorhotels

Europe's third largest integrated hotel chain, Mercure features traditional establishments, each with their own personality, whose decoration and atmosphere reflect the culture of their city or region. The chain serves national and regional customers with a wide variety of upscale (Grand Mercure) to midscale properties.

Customers: 64% business - 36% leisure


Mercure
Accor hotels


Suitehotel
ACCOR

The most recent addition to the Accor family, Suitehotel offers a new lodging concept, comprised of functional, modular, 30-sq. m. suites equipped with the latest communications technology. The Boutique Gourmande offers self-service gourmet boxed meals.

Customers: 80% business - 20% leisure

Upper Economy hotels: 24% of the room base at December 31, 2005



Europe's second largest integrated hotel chain, Ibis offers modern, friendly, economy lodging that combines standardized rooms and full, 24-hour service with innovative theme dining solutions. The chain is actively pursuing its development by positioning itself as the right product for global deployment, especially in emerging markets.

Customers: 50% business - 50% leisure



Located mainly in the Midwest, Northeast and South of the United States, Red Roof Inn offers a highly standardized product, delivering consistent service and near-midscale comfort at affordable prices.

Customers: 55% business - 45% leisure

Budget hotels: 32% of the room base at December 31, 2005



Etap Hotel provides cost-effective lodging for business and leisure travelers, mainly in Europe. Featuring single, double and triple rooms, the chain's hotels are located in large metropolitan areas, usually in city centers, along major roadways or near airports.

Customers: 60% business - 40% leisure



Present across the United States and Canada, Motel 6 is known for providing value for money in low-cost lodging.

Customers: 40% business - 60% leisure



The benchmark in truly low-cost hotels, Formule 1 offers functional rooms with basic comforts for up to three people.

Customers: 60% business - 40% leisure

Markets and competition

Accor ranks fourth in the global hospitality industry, based on the number of rooms:

Hospitality companies by number of rooms, worldwide

Rank	Company	Number of hotels	Number of rooms
1	Intercontinental	3,606	537,533
2	Cendant	6,344	532,284
3	Marriott	2,672	485,979
4	Accor	4,065	475,433
5	Hilton Corp.	2,747	472,720

Source: MKG Consulting database, March 2006.

The above competitors share two characteristics: they are all well established in the United States and they mainly operate through franchise agreements.

Accor is the leading hospitality company in Europe, with major positions in many countries, such as France (18% of the market), Poland (19%), Belgium (11%), the Netherlands (10%), Hungary (9%) and Germany (7%).

Source: MKG Consulting database, March 2006.

European hospitality companies, by number of rooms (25-country European Union)

Rank	Company	Number of hotels	Number of rooms
1	Accor	2,197	239,279
2	Best Western	1,195	78,140
3	Intercontinental	498	76,794
4	Louvre Hotels	849	59,052
5	Hilton Group	242	53,210

Source: MKG Consulting, February 2006.

Five Accor brands rank among the top ten in the 25-country European Union:

European integrated hotel chains, by number of rooms (25-country European Union)

Rank	Chain	Number of hotels	Number of rooms
1	Best Western	1,195	78,140
2	Ibis	616	63,759
3	Mercure	545	61,757
4	Novotel	274	43,270
5	Holiday Inn	280	43,195
6	Hilton	128	33,113
7	Nh Hotels	220	30,819
8	Premier Travel Inn	463	29,000
9	Etap Hotel	326	26,320
10	Formule 1	326	24,083

Source: MKG Consulting, February 2006.

Services

Accor is the leading worldwide issuer of service vouchers.

Our flagship product is the Ticket Restaurant® meal voucher, which was created in the late fifties to enable employers who did not have a staff restaurant to offer employees a subsidized lunch. Now present in 35 countries with 21 million users, Accor Services counted 340,000 corporate and institutional customers and one million affiliates at December 31, 2005.

Accor Services improves the performance of companies and institutions with a range of services in four major areas:

- **Employee Benefits**, to optimize working conditions and total employee compensation, improve employee performance and enhance their loyalty.
- **Loyalty and Incentive Programs**, to enable companies to stimulate and motivate their sales forces and distribution networks and to retain their customers.
- **Expense Management**, to help employers control business expenses.
- **Social Programs**, to help local authorities and public institutions equitably allocate government assistance and benefits.

Employee Benefits

Ticket Restaurant. ACCOR services


Ticket Alimentación.
ACCOR services

- To help defray personal expenses with meal and food vouchers and cards (Ticket Restaurant® and Ticket Alimentaçión®).

Childcare Vouchers. ACCOR services

- Family assistance services to take care of children or dependent relatives (Childcare Vouchers®, Ticket Sala Cuna®).

Davidson Trahaire. ACCOR services

- Employee Assistance Programs to provide employees with advice and psychological support (EAR®, Davidson Trahaire®, WorkLife Benefits®).

Tesorus. ACCOR services

- Employee savings plans that enable small and medium-sized companies to offer employees a corporate savings plan and retirement savings fund (Tesorus® and Tesorus Retraite®).

Loyalty and Incentive Programs

Accentiv' ACCOR services

- Accentiv'® supports relationship marketing by designing and managing loyalty programs and incentive campaigns.

Compliments. ACCOR services

- Gift vouchers (Compliments® Universel, Compliments® Culture, Compliments® Travel, Delicard®, etc.).

Expense Management

Ticket Car. ACCOR services

- Company car maintenance (Ticket Car®).

Clean Way. ACCOR services

- Workwear and uniform cleaning services (Clean Way®).

Accueil Partenaires. ACCOR services

- Housing facilities management services (Accueil Partenaires®).

Social Programs

Ticket Service. ACCOR services

- To help local authorities manage and implement assistance programs (Ticket Service®).
- In France, the "Ticket à la Carte" system helps to defray the cost of textbooks, sports and cultural activities.

Domiphone. ACCOR services

- To enable local authorities to manage and control the delivery of home-help services for the elderly or sick.

The service voucher principle works as follows



Requesting refund
ACCOR Services
Marketing the service
Refund
Payment
Service providers
1,000,000 affiliates
Customers
340,000 employers
Beneficiaries
21 million users
Using the service
Distributing the service

Companies or institutions purchase vouchers from Accor at face value plus a service commission. They then distribute them to beneficiaries, who sometimes pay a portion of the face value, within prescribed limits. In many countries, the vouchers also give rise to a tax rebate, which enhances their appeal for both employers and users. In the case of TicketRestaurant® in France, for example, the rebate amounted to €4.80 per employee per working day at December 31, 2005. The beneficiary spends the vouchers at face value at affiliated restaurants, merchants or service providers, which redeem them for the face value in local currency less a refund commission. Between the time Accor is paid the value of the vouchers sold and the time it repays the affiliate, the funds are invested and generate interest income, which, in addition to the service and refund fees, constitutes the business' revenue.

Service vouchers have demonstrated their economic and social usefulness in both developed and emerging markets. In a recent publication on Food At Work, the International Labour Office pointed out the employee health benefits of using meal and food vouchers. This is why in 2005, Accor Services leveraged its flagship Ticket Restaurant® voucher to launch "Nutritional Balance", an innovative worldwide program to help restaurateurs encourage healthy eating practices among their customers.

Since 1995, Accor Services has been transitioning the vouchers from paper to microchip cards, which are easier to use, more secure and less costly to manage. At year-end 2005, there were more than 4.7 million users of Accor Services cards (of which 1.6 million loyalty cards) in nearly twenty countries, including Brazil, Argentina, France, Sweden and Italy.

* *Christopher Wanjek, Food At Work: Workplace Solutions for Malnutrition, Obesity and Chronic Diseases (Geneva: International Labour Office, 2005).*

Other businesses

Business Travel Services



Carlson
Wagonlit
Travel

Accor is one of the world's foremost providers of business travel management services through its 50% interest in Carlson Wagonlit Travel, the world's second largest business travel management specialist. It is the market leader in Europe and Latin America and ranks number two in the Asia-Pacific region and North America. The joint venture was created in January 1997 by the merger of our travel services business and US-based Carlson Companies, following on from the business agreement signed in 1994. In 2005, it generated issuing volume of $13 billion on a 100% basis.

In a fast changing market, Carlson Wagonlit Travel's mission is to be the leanest travel transaction processor in terms of cost relative to quality and service; the most effective travel management consultant helping companies optimize their travel budgets through strategic sourcing, process reengineering, systems integration and business process outsourcing; and the preferred provider of high-touch traveler assistance and security-related services.

Today, Carlson Wagonlit Travel is implementing a three-year strategic plan based on seven priorities:

- Complete the successful integration of recent acquisitions (Protravel in France, Maritz Corporate Travel (MCT) in the United States and ONboard in Germany.
- Lead the global trend in online services, self-booking and process automation.
- Expand consulting, program management, and outsourcing services.
- Target opportunities with hotels, leveraging CWT's unique assets and capabilities.
- Further consolidate CWT's penetration of global companies, leveraging its global footprint and global product suite.
- Expand CWT's penetration of the mid-sized market.
- Enhance CWT's position in key markets, country by country.

Groupe Lucien Barrière S.A.S.


Lucien Barrière
Hôtels & Casinos

Created in December 2004, Groupe Lucien Barrière SAS is 51% owned by the Desseigne-Barrière family, 34% by Accor and 15% by Colony Capital. It is a major European player in the casino market and leader in the luxury hotel and restaurant market in France, with 38* casinos, including the Deauville, Enghien, La Baule, Montreux, Bordeaux and Biarritz casinos, and 14* luxury hotels. It also has a large number of restaurants, including Le Fouquet's on the Champs-Élysées in Paris.

Already present in France, Switzerland, Belgium and Malta, Groupe Lucien Barrière SAS is actively expanding and modernizing its portfolio of establishments. In 2005, it began the year by opening a casino at Ribeauvillé in Alsace, subsequently won the bid process for a casino in Toulouse, and went on to end the year by winning the contract for a future casino at Blotzheim, also in Alsace.

2006 will see the opening of the Hôtel Fouquet's Barrière, the latest arrival on the Paris luxury hotel scene.

** The Cannes-based Majestic Barrière and Gray d'Albion hotels, as well as the Barrière Croisette and Barrière Les Princes casinos do not form part of Groupe Lucien Barrière SAS's legal structure, but are owned by SFCMC, which is more than 65%-held by the Desseigne-Barrière family. SFCMC has entered into commercial agreements with Groupe Lucien Barrière SAS and receives technical assistance from the company.*

Restaurants


LENÔTRE
PARIS

Accor is active in all segments of the gourmet food industry through the Lenôtre subsidiary.

As our world famous luxury brand, Lenôtre not only provides premium catering services but also manages a chain of 51 gourmet boutiques in 13 countries, encompassing France, Germany, Japan, Kuwait, Morocco, Qatar, Saudi Arabia, South Korea, Spain, Thailand, Tunisia and the United States.

In France, it manages 17 gourmet boutiques, the prestigious Pré Catelan restaurant, the Panoramique restaurant at the Stade de France sports stadium, and the Pavillon Elysée, a new concept dedicated to gourmet cooking that combines a cooking school for amateurs, a Lenôtre Café and a culinary design boutique.

In addition, the company trains nearly 3,000 food service professionals in its school every year and currently boasts eleven employees awarded Meilleur Ouvrier de France status, an executive wine steward who was elected the World's Best Sommelier in 2000, and a portfolio of more than 30,000 recipes.

Synergies between Lenôtre and our hotel restaurants are being actively developed.



GEMEAZ CUSIN
La Grande Ristorazione all'Italiana

The Restaurants business also includes managed food services in Italy through the Gemeaz Cusin subsidiary and in Brazil as part of a joint venture with Britain's Compass.

Onboard Train Services

compagnie des wagons-lits

Accor is a leading European provider of onboard train services, via the Compagnie des Wagons-Lits subsidiary.

Present in six countries (France, Austria, the United Kingdom, Spain, Italy, Portugal), Compagnie des Wagons-Lits provides onboard food services during the day and hotel services on night trains. It offers a range of catering services tailored to the type of journey and each country's culture, including snack bars, in-seat and dining car services, refreshment trolleys and vending machines. On night trains, its hostesses and stewards take care to guarantee the comfort and safety of passengers, while all of the logistics support teams are committed to delivering superior quality.

Compagnie des Wagons-Lits was the first on-board train services company to earn ISO 9001 quality certification. Today, most of its subsidiaries have also met the standards for ISO 14001 eco-friendly certification.

Milestones

1967

- Paul Dubrule and Gérard Pélisson create SIEH.
- First Novotel hotel opens in Lille.

1974

- First Ibis hotel opens in Bordeaux.
- Acquisition of Courtepaille.

1975

- Acquisition of Mercure.

1976

- Hotel operations are launched in Brazil.

1980

- Acquisition of (43 hotels and two seawater spas).

1981

- Initial public offering of SIEH shares on the Paris Bourse.

1982

- Acquisition of Jacques Borel International, European leader in managed food services (Générale de Restauration) and concession restaurants (Café Route, L'Arche), and world leader in the issuance of meal vouchers (Ticket Restaurant), with 165 million vouchers a year distributed in eight countries.

1983

- Creation of Accor following the merger of Novotel SIEH Group and Jacques Borel International.

1985

- Creation of Formule 1, a new hospitality concept based on particularly innovative construction and management techniques.
- Creation of Académie Accor, France's first corporate university for service activities.
- Acquisition of Lenôtre, which owns and manages deluxe caterer boutiques, gourmet restaurants and a cooking school.

1988

- 100 new hotels and 250 restaurants are opened during the year, for an average of one opening a day.

1989

- Formule 1 expands outside France, with two properties in Belgium.
- Alliance formed with groupe Lucien Barrière SAS to develop hotel-casino complexes.

1990

- Acquisition of the Motel 6 chain in the United States, comprising 550 properties. With its global brands, Accor becomes the world's leading hospitality group, in terms of hotels directly owned or managed (excluding franchises).

1991

- Successful public offer for Compagnie Internationale des Wagons- Lits et du Tourisme, which is active in hotels (Pullman, Etap, PLM, Altea, Arcade), car rental (Europcar), onboard train services (Wagons-Lits), travel agencies (Wagonlit Travel), managed food services (Eurest) and highway restaurants (Relais Autoroute).
- Creation of Etap Hotel.

1993

- Accor Asia Pacific Corp. is created by the merger of Accor's Asia-Pacific businesses with Quality Pacific Corp.
- Interest acquired in the Pannonia chain (24 hotels), as part of Hungary's privatization program.

1994

- Partnership between Carlson and Wagonlit Travel in business travel services.

1995

- Eurest is sold to Compass, making Accor the largest shareholder in the world's leading food services company.
- Expansion of the service vouchers business helps to double the market in three years, to 10 illion users a day.
- Disposal of 80% of the concession restaurants business.
- Introduction of an extensive training and communication program to improve environmental protection.

1996

- Accor becomes the market leader in the Asia-Pacific region, with 144 hotels in 16 countries and 56 projects under construction.
- Management of the Ibis, Etap Hotel and Formule 1 chains is consolidated within Sphere International.
- Launch of the Compliment Card in partnership with American Express.

1997

- Accor changes its corporate governance system. Paul Dubrule and Gérard Pélisson become Co-Chairmen of the Supervisory Board, while Jean-Marc Espalioux is appointed Chairman of the Management Board.
- The "Accor 2000" project is launched in a commitment to revitalizing growth and deploying breakthrough technology.
- Carlson and Wagonlit Travel merge to form Carlson Wagonlit Travel, owned equally by Accor and Carlson Companies.
- Public offer made for all outstanding shares of Accor Asia Pacific Corp.
- Acquisition of a majority interest in SPIC, renamed Accor Casinos.

1998

- Launch of the Corporate Card in partnership with Air France, American Express and Crédit Lyonnais.
- Development of new partnerships, with Air France, French National Railways, American Express, Crédit Lyonnais, Danone, France Telecom and others.

1999

- The hotel network grows by 22% with 639 new properties, led by the acquisition of Red Roof Inn in the United States.
- Deployment of the Internet strategy.
- The 50% interest in Europcar International is sold.

2000

- Accor, official partner of France's National Olympics Committee, is present at the Olympic Games in Sydney.
- 254 new hotels, including 12 Sofitel, are opened during the year.
- Launch of accorhotels.com.
- Brand logos are redesigned to highlight the Accor name, raising international visibility and public awareness.
- The Meal Service Card is introduced in China.
- 38.5% interest in Go Voyages acquired.
- 80% interest in Courtepaille sold.

2001

- Faster development of global brand awareness and visibility through the launch of an advertising campaign based on a consistent visual identity and advertising architecture.
- Broader presence in the Chinese hospitality market in partnership with Zenith Hotel International and Beijing Tourism Group.
- Sustained development of the Services business in the fast growing market for employee assistance programs, with the acquisition of Employee Advisory Resource Ltd. in the United Kingdom.
- Suitehotel launched in Europe.

2002

- 14 properties are opened in some of the world's largest cities.
- Acquisition of a 30% interest in German hotel group Dorint AG (87 hotels, 15,257 rooms).
- Accor Services continues to expand in the global market for employee assistance services with the acquisition of Davidson Trahaire, Australia's leading provider of human resources consulting and assistance services.
- Accor Casinos is now equally owned with the Colony Capital investment fund, with Accor continuing to manage the company.
- Stake in Go Voyages is raised to 60%.
- Accor is present at the Winter Olympics in Salt Lake City.

2003

- Stake in Orbis is raised to 35.58% by purchasing an 8.41% interest held by minority shareholders.
- Stake in Go Voyages raised to 70% following the acquisition of an additional 10% interest.
- All the Dorint hotels have been cobranded as Dorint Sofitel, Dorint Novotel and Dorint Mercure.

2004

- Accor, the Barrière Desseigne family and Colony Capital set up Groupe Lucien Barrière SAS to hold the casino and hotel assets of Société Hôtelière de la Chaîne Lucien Barrière, Société des Hôtels et Casino de Deauville, Accor Casinos and their respective subsidiaries. Accor owns 34% of the new combination.
- Acquisition of a 28.9% interest in Club Méditerranée.
- Stake in Go Voyages is raised from 70% to 100%.

Selected Financial Information

In accordance with European Commission Regulation 1606/2002 of the European Parliament and of the Council dated July 19, 2002 and European Commission Regulation 1725/2003 dated September 29, 2003, the Accor Group consolidated financial statements have been prepared, as from January 1, 2005, in accordance with the International Financial Reporting Standards (IFRSs), as published by the International Accounting Standards Board (IASB) and adopted by the European Union.

The following financial highlights are taken from the consolidated financial statements at December 31, 2005.

Consolidated income statement

(in € millions)	2004	2005
Consolidated revenue	7,064	7,622
EBITDAR	1,825	1,986
Profit before tax and non-recurring items	513	603
Net profit	256	364
Net profit, Group share	233	333

Per share data

(in €)	2004	2005
Earnings per share	1.17	1.55
Fully diluted earnings per share	1.13	1.51
Dividend per share	1.30[1]	1.15[2]

(1) Including a special dividend of €0.25.
(2) Submitted to shareholder approval at the Annual Meeting.

Total assets

(in € millions)	2004	2005
Total non-current assets	7,283	7,824
Total current assets	4,070	5,094
Non-current assets held for sale	-	260
Total assets	11,353	13,178

Equity and net debt

(in € millions)	2004	2005
Equity, Group share	3,128	4,301
Minority interests	70	95
Total equity and minority interests	3,198	4,396
Net debt	2,244	1,420

Group Strategy, Investment Policy and Outlook

Accor is solidly anchored in two global core businesses: Hotels and Services.

In the Hotels business, we are pursuing our asset management strategy to improve return on capital employed, while turning our attention to four new strategic objectives:

- Developing our brands through more active marketing and a more assertive approach to innovation.
- Expanding our networks on five continents, especially in emerging markets.
- Improving our operating margins in Europe and the United States.
- Implementing a leaner, more transparent organization, thanks to the reorganization of our corporate support services.

In the Services business, we want to intensify the following processes:

- Enhancing brand and product alignment around four service lines.
- Driving sustained organic growth by deploying products and services in existing geographic markets.
- Stepping up the pace of acquisitions.

Hotels

A strategic focus on the brands

Accor intends to leverage powerful brands and innovative, competitively differentiated and customer-focused products to capture the full value of its leadership levers.

In terms of operations, more powerful brands will drive faster revenue growth and enable us to attract the best talent and enhance our human capital.

In terms of asset management, more powerful brands will heighten our profile, thereby supporting our strategy of partnering with leading real estate companies around the world.

Lastly, more powerful brands will enable Accor to speed growth through owned properties, management contracts and franchises.

Accor is therefore strategically committed to enhancing the attractiveness of its brands:

- In the upper upscale segment with Sofitel, by creating a more consistent network, present in leading cities and resorts on five continents.
- In the midscale segment with Novotel, by consolidating its global presence in major national and international cities and resorts, and by renewing the focus on innovation, particularly in rooms.
- In the upscale and midscale segments with Grand Mercure and Mercure, by positioning them as the benchmark in non-standardized hotels, with the goal of developing large franchise networks.
- In the upper economy segment with Ibis, by becoming the global market leader and by positioning the chain as the right product for deployment on five continents, especially in emerging markets.
- In the upper economy segment with Red Roof Inn, by growing it from a regional to a national chain, primarily through franchising and capitalizing on a renovated product.
- In the budget segment with Etap Hôtel, Motel 6 and Formule 1, by maintaining our global market leadership.

These objectives have led us to create a strategic marketing department to improve our customer knowledge, encourage the creation of innovative products, advertise the brands and promote them online, and revitalize our loyalty programs.

From segmenting brands to differentiating operating structures

To optimize the hotel portfolio, hotel operating structures are tailored to individual market segments depending on their return on capital employed and earnings volatility.

ROCE and RevPAR Volatility



ROCE Underlying
Change in RevPar cycle trough peak
Sofitel
4% / 8%
-15% / +15%
Novotel / Mercure
8% / 12%
- 4% / +4%
Ibis / Etap / Formule 1
13% / 15%
+1% / +4%
Motel 6 / Red Roof Inn
9% / 12%
-4% / +4%
SOFITEL
NOVOTEL
ibis
Etap

As part of this process, assets are thoroughly reviewed to identify strategic hotels to be managed under long-term holding structures and non-strategic hotels that could be sold, either outright or through sale and franchise-back arrangements.

To optimize return on capital employed and reduce earnings volatility, the Group is continuing to optimize the operating structures of strategic hotels, with a preference for:

- Management contracts in the upper upscale.
- Variable leases in the midscale.
- Variable and fixed leases and franchise agreements in Economy hotels in Europe.
- Franchise agreements in Economy hotels in the United States.

In the upper upscale, this process involves selling hotel properties and business assets, then signing a 25-year management contract and, possibly, retaining around a 25% interest in the acquiring company. In the midscale segment, fixed-rent leases with an option to buy are being transformed into variable-rent leases, with rents based on a percentage hotel revenue. This strategy requires finding investors with different profiles, depending on the market segment and country.

Among the non-strategic hotels that could be sold or sold and franchised back, 200 may be disposed of between 2005 and 2008, of which 49 have already been sold in 2005 and first-quarter 2006.

In all, between 2005 and 2008, around €1.5 billion in assets may be disposed of, with the goal of improving return on capital employed by 0.6 points.

Development strategy

Anticipating changes in global demand, Accor plans to open more than 200,000 new rooms by 2010, with operating structures differentiated by each market's growth potential.

In emerging markets, we expect to see sharp growth in demand for economy lodging. We intend to leverage the improving economic and political environment in target countries like China, Brazil, India and Russia by expanding with management contracts and joint ventures in the upper upscale segment, with management contracts, joint venture and owned properties in the upscale and midscale and with joint ventures and owned properties in the upper economy and budget segments.

In more mature markets, in Europe we are planning to initiate a low capital intensive development strategy based on management contracts in the upper upscale segment, variable leases and franchise agreements in the upscale and midscale and variable or fixed leases and franchise agreements in the upper economy and budget segments. In the United States, we want to leverage the strategic fit between the Motel 6 and Red Roof Inn brands to drive low capital-intensive development, primarily through franchises.

This means that our development targets for 2010 are focused on economy hotels, which will account for 50% of openings over the period.

Of the new units, 33% will be opened in mature markets and 67% in emerging markets. Overall, 70% of openings will involve low capital-intensive solutions (management or franchise contracts), while 30% will be either owned or leased properties.

The program will involve the investment of €2.5 billion through 2010, with the goal of a 15% return.

Services

In a fast growing market, driven by rising standards of living and demands for better working conditions, Accor Services wants to set the standard for corporate and institutional customers by delivering solutions that improve the well-being and productivity of their employees.

The Division is committed to ranking first in all its markets, demonstrating leadership in innovation and driving double-digit growth in earnings.

Accor Services offers four service lines-three for companies and one for institutions:

- Employee benefits.
- Incentive and loyalty programs.
- Expense management.
- Social programs, to help local authorities control the proper use of public funds.

These markets enjoy very high growth potential, as innovation extends the product range and the Division enters new countries.

There are also external growth opportunities to acquire new expertise or market share, or to create partnerships. To capitalize on them, €500 million will be invested in the business through 2010, with an expected return of 20%.

Significant Events of Early 2006

Trends

The improvement in business in the first two months of the year was in line with fourth-quarter 2005 trends.

There has been no significant downturn in Accor's outlook since the end of 2005, and to the best of the Group's knowledge no events have occurred that could reasonably be expected to have a material impact on Accor's outlook for 2006.

Significant events

The early 2006 operating highlights presented below have improved the Group's financial situation, in line with its asset management strategy.

Sale of Sofitel Paris Forum Rive Gauche to Marriott International

In March, Accor sold the Sofitel Paris Forum Rive Gauche Hotel to Marriott International. It is one of the properties across the brand portfolios, which have been designated for disposal with or without franchise agreement as part of the Group's property management strategy. In Paris, Sofitel is targeting upscale travelers and focusing on mid-sized hotels in prestigious locations, each with its own strong personality.

Sale of 76 hotel properties to Foncière des Murs

As part of its real estate management strategy, in March Accor signed a memorandum of understanding to sell hotel properties to Foncière des Murs. The transaction, with a market value of €583 million, concerns 59 hotels and 5 thalassotherapy institutes in France and 12 hotels in Belgium, for a total of 8,300 rooms. Accor will continue to manage the hotels under the Novotel, Mercure and Ibis brands, with rents averaging 14% of revenues. The 12-year contract is renewable four times, for a total of 60 years. The transaction is expected to generate a capital gain of around €150 million and have a cash impact of some €400 million. As with the first transaction carried out in June 2005, this sale is designed to reduce earnings volatility by making use of variable leases based on a percentage of revenues with no guaranteed minimum.

Sale and management back of six Sofitel hotels in the US

In March 2006, Accor signed an agreement to sell a portfolio of six US Sofitel hotels for $370 million to a joint venture comprised of GEM Realty Capital, Whitehall and Accor. The six hotels, totaling 1,931 rooms, are located in Chicago, Los Angeles, Miami, Minneapolis, San Francisco Bay and Washington DC. Accor will remain a 25% shareholder in the joint venture and will continue to manage the hotels under the Sofitel brand through a 25-year contract with three 10-year rollovers. The transaction is expected to generate a capital gain of around €3 million and have a cash impact of some €200 million. It is part of Accor's asset management strategy in the upper upscale segment, which is to reduce capital intensity and earnings volatility through "sale and management back" transactions while retaining a minority stake. It also enables Accor to partner with well-known hotel real estate investors providing opportunities to expand under management contracts the Sofitel network in North America.

Sale of the investment in Compass

As part of the strategy of disposing of non-strategic assets, on March 7, Accor divested 30,706,882 shares in Compass Group plc, representing its entire 1.42% stake in the company, for around €96 million.

Acquisition of Commuter Check Services Corporation

In March, Accor Services acquired Commuter Check Services Corporation, a US provider of transit benefits, whose vouchers enable companies to help employees pay for their daily commute in public transportation.

Commuter Check Services Corporation is a leading participant in the US transit voucher market, with $79 million in business volume in 2005, a portfolio of nearly 3,700 customers and 110,000 users in ten major US cities, including San Francisco (BART), Boston and Philadelphia.

Human Resources

Worldwide

Accor employed 168,623 people around the world as of December 31, 2005, compared with 168,619 the previous year and 158,023 at December 31, 2003.

Figures are based on full-scope data

Workforce indicators are based on the average number of employees.

Full-scope workforce data cover:

- Full and part-time employees with permanent contracts or fixed-term contracts exceeding three months, as well as employees hired under vocational training programs.
- Total headcount of subsidiaries and units managed by Accor under contract. Full-scope data do not reflect units in which Accor holds a stake but is not responsible for managing the teams.
- Half of total headcount in the case of 50%-owned subsidiaries.

The other full-scope indicators were calculated using the same method.

Employees of managed businesses at December 31, 2005

	France	Rest of Europe	North America	Latin America and Caribbean	Rest of World	Total 2005	Total 2004	Total 2003
HOTELS	**19,605**	**26,671**	**20,959**	**9,897**	**44,316**	**121,448**	**120,917**	**112,095**
Upscale and Midscale	13,993	21,129	4,201	8,475	41,850	**89,648**	90,391	84,391
Economy	5,612	5,542	-	1,422	2,466	**15,042**	14,051	12,895
Economy US	-	-	16,758	-	-	**16,758**	16,475	14,809
SERVICES	**621**	**1,252**	**-**	**2,147**	**296**	**4,316**	**3,957**	**4,039**
OTHER BUSINESSES	**6,457**	**11,083**	**1,868**	**22,967**	**484**	**42,859**	**43,745**	**41,889**
Travel agencies	1,935	2,979	1,831	1,378	406	**8,529**	6,875	7,047
Casinos	-	-	-	-	-	**-**	2,379	2,287
Restaurants	1,210	5,540	-	18,772	-	**25,522**	24,732	22,468
Onboard train services	2,025	2,294	-	-	-	**4,319**	4,853	5,330
Other	1,287	270	37	2,817	78	**4,489**	4,906	4,757
TOTAL	**26,683**	**39,006**	**22,827**	**35,011**	**45,096**	**168,623**	**168,619**	**158,023**

The total workforce was stable during the year, despite significant swings in headcount in a number of businesses.

Since January 2005, for example, the Casinos business has not been included in human resources data, since the new Groupe Lucien Barrière does not meet the aforementioned full-scope criteria. This reduction was offset, however, by an increase in the number of employees in the travel agency, services and restaurant businesses, particularly in France and Brazil.

Human resources indicators by region at December 31, 2005

	France	Rest of Europe	North America	Latin America and Caribbean	Rest of World	Total 2005	Total 2004
NUMBER OF EMPLOYEES	**26,683**	**39,006**	**22,827**	**35,011**	**45,096**	**168,623**	**168,619**
% Women	55%	58%	71%	51%	35%	**52%**	51%
% Men	45%	42%	29%	49%	65%	**48%**	49%
% Under permanent contracts	92%	83%	100%	97%	86%	**90%**	88%
MANAGEMENT							
% Of total workforce[1]	23%	10%	12%	9%	12%	**13%**	12%
% Women	44%	42%	59%	57%	31%	**44%**	43%
% Men	56%	58%	41%	43%	69%	**56%**	57%
TRAINING							
Training expenditure as a % of total payroll	1.9%	2.1%	2.0%	3.5%	2.6%	**2.2%**	2.0%
Number of training days	36,127	55,182	49,596	57,592	95,512	**294,009**	320,129
Number of employees having attended at least one training course	-	-	-	-	-	**160,906**	122,682
Number of managers having attended at least one training course	-	-	-	-	-	**19,879**	-
Number of non-managers having attended at least one training course	-	-	-	-	-	**141,027**	-
OCCUPATIONAL ACCIDENTS							
Lost-time incident frequency (LTIF)[2]	-	-	-	-	-	**20.5**	17.6
Number of fatal accidents on the job	-	-	-	-	-	**0**	56
Number of fatal accidents commuting	0	0	0	0	10	**10**	5

(1) A manager is defined as an employee who manages others and/or has a high level of expertise.

(2) Number of lost-time incidents (as defined by local legislation) per million hours worked.

Breakdown of Group employees by age and seniority at December 31, 2005

Breakdown of Group employees by age **Breakdown of Group employees by seniority**


≥ 55 years
5%
45 - 54 years
14%
35 - 44 years
25%
25 - 34 years
35%
< 25 years
21%
> 5 years
32%
2 - 5 years
25%
6 months - 2 years
26%
< 6 months
17%

Accor has a young workforce, with 56% of employees under 35 at year-end 2005. In France, 53% of new hires were less than 25 years old.

Breakdown of Group managers by age at December 31, 2005

Accor managers are also young, with 38% under 35. Accor has always favored promoting from within, offering career development opportunities to employees joining the Group and encouraging the best of them to climb the corporate ladder. As part of this process, managers pay close attention to the each team member's personal growth and performance, in order to identify and support high potentials and provide them with the training they need to take on greater responsibilities. Training programs are explained in more detail below.



Breakdown of Group managers by age
≥ 55 years
6%
45 - 54 years
20%
35 - 44 years
36%
25 - 34 years
33%
< 25 years
5%

Employee data

Scope

Worldwide indicators are calculated on the basis of the full-scope data defined above.

Data for France are taken mainly from the Consolidated Corporate Report - France, which consolidates data from the 2005 corporate reports prepared, in compliance with French law, by French subsidiaries that are at least 50%-owned and have at least 300 employees.

Additional data for France are presented in two summary tables in the section on the Consolidated Corporate Report - France, below.

Hiring

In 2005, nearly 22,000 people were hired worldwide, mainly in the Hotels business.

However, hiring in the hotel/restaurant industry can be problematic, depending on the region or the local employment catchment area.

In France, for example, these problems exist in the greater Paris area, in some border regions and in highly seasonal employment catchment areas.

When faced with fluctuations in demand, the Hotels business must take on seasonal and temporary workers in tourist areas that are often far from large cities. This can make it hard to find receptionists, kitchen staff, servers and other skilled employees.

In the greater Paris area, the problem is competition with other industries, which is why, for Accor, making hotel and restaurant employment more appealing to first-time job seekers is a top priority.

A wide range of action plans has been deployed in our host countries. These actions are adapted to local needs and take into account the demographic changes forecast for the years ahead.

Human resources marketing

In response to these considerable staffing needs, programs have been undertaken to attract applicants, facilitate hiring and ensure that vacancies are filled quickly and efficiently. In 2005, the corporate Human Resources Marketing department rolled out a new advertising campaign designed to strengthen the image of Accor and its brands and to provide frontline managers with effective hiring tools.

The campaign showcases the benefits of working for Accor, including:

- Opportunities for career development and promotion.
- A focus on training.
- Possibilities for international careers.
- The values of respect, merit and on-the-job performance expressed by our managers.

Translated into seven languages, the campaign enables frontline teams to communicate through print advertising, on trade show stands, at job fairs and school presentations, and via the Internet and other new hiring channels.

Institutional partnerships

In all its host countries, Accor maintains close relationships with Ministries responsible for education, training and employment, and with a large number of trade and business schools. We also actively participate in job fairs.

In France, an agreement was signed in 1999 with the National Education Ministry on vocational and adult training.

Renewed in 2003, the agreement is designed to integrate changing hotel job skills into training and certification programs and to help give hotel employment more European scope, in particular through the creation of a hotel management degree recognized across the continent. The agreement also comprises hands-on programs to enhance cooperation with universities and to provide students with better information to help them to choose careers in the hotel and restaurant industry.

In addition, young people were offered internships in Accor hotels: more than 500 in Europe (excluding France) and more than 3,500 in France, while special curricula were created for hotel school professors, and a number of hotels hosted intensive sessions for secondary school teachers.

Work/study programs

Work/study programs are a major source of hiring in all our host countries, where we are involved in broad range of initiatives to encourage apprenticeships.

In Germany, for example, where a full 20% of employees are hired through apprenticeship programs, the new Azubi 2007 project has been launched to optimize and enhance the appeal of this kind of vocational training.

In France, we signed the Ministry of Employment's Apprenticeship Charter, which introduces practical measures to promote work/study programs, and, in September, a national framework agreement initiated by the Minister of Employment to create a professional-skills contact to facilitate the school-to-work transition.

All of these commitments are intended to help young people develop marketable skills that will enhance their employability in Accor hotels.

In France, 1,195 people were involved in work/study programs in 2005, of which 800 under apprenticeship contracts and 395 under professional-skills contracts.

Regional employment delegations

In France, these agreements are implemented locally by seven regional employment delegations located in the country's main employment catchment areas.

Created in 1993, these delegations serve as local contacts for first-time hiring and other employment issues with institutional representatives from the Ministry of Education, regional governments and the National Employment Agency.

They enable us to take local initiatives in areas with high unemployment. In 2005, for example, a partnership agreement was signed with the Paris City Council to promote the hiring of beneficiaries of France's guaranteed minimum revenue program and to develop relations with neighborhood employment information centers with the goal of hiring local job-seekers.

The delegations are also involved in implementing the third partnership pact signed with France's National Employment Agency to facilitate the school-to-work transition and hiring in France's hotel and restaurant industry.

The new agreement also calls for more use of role-playing techniques in the hiring process to assess the capabilities of people with few or unrelated professional skills.

Redundancy Plans

Compagnie des Wagons-Lits

Following a 2004 call for bids by French National Railways (SNCF) for services on all its lines in France, Accor was awarded the contract to provide food services and logistics for the entire TGV high-speed train network but lost the Corail express train contracts for the Gare de l'Est and Gare d'Austerlitz stations in Paris. The loss of the contract implied the transfer of 76 Compagnie des Wagons-Lits employees to Rail Gourmet and 41 others to Crémonini.

SNCF has also announced that at year-end 2007, it plans to close a number of night train lines on which Accor provided services. In response, the Train de Nuit business has implemented a redundancy plan that includes reassignment offers and early retirement measures.

In 2005, the following changes took place:

- One employee took early retirement.
- 14 employees were hired by SNCF.
- 14 employees were transferred to other Compagnie des Wagons-Lits units.
- 16 employees were dismissed, three through voluntary departures and 13 for other reasons.

Carlson Wagonlit Travel

To adjust its organization to changes in the market and maintain the competitiveness of its operations in France following the acquisition of Protravel, Carlson Wagonlit Travel implemented a redundancy plan with measures to encourage inplacement, voluntary departures and early retirement.

Opened in October 2005, the plan concerns 167 jobs that will be modified or eliminated. As of December 31, 39 jobs had been saved by the sale of 20 agencies to the Transat Group. There were no layoffs in 2005.

Working Hours and Overtime

In France, as stipulated in the industry-wide agreement, the workweek in the Hotels business is 39 hours for non-managerial employees, while managers are expected to work a set 217 days a year.

In the Services business, the travel agencies, Compagnie des Wagons-Lits and head offices, the workweek is 35 hours, with managers expected to work a set 217 days a year.

Overtime worked by non-managerial staff is compensated in the form of days off. Managers receive an annual salary and are not paid overtime. All of the above conditions have been negotiated with union representatives.

At December 31, 2005, out of a total of 23,162 employees in France, 21,107, or 91%, have permanent contracts.

Absenteeism

In France, the absenteeism rate is calculated by dividing the number of days absent by the theoretical number of days worked.

Reasons for absenteeism may be analyzed as follows:

Absenteeism[1] by cause

	December 31, 2005
Sick leave	5.7%
Workplace or commuting incidents	1.0%
Maternity, paternity or adoption leave	1.9%
Compensated leave (family events)	2.3%
Non-compensated leave (unpaid leave, parental leave)	0.8%
TOTAL	**11.7%**

(1) Number of days of employee absence divided by the theoretical number of days worked.

Compensation and Benefits

Accor is committed to compensating every employee in line with market practices, which are identified and tracked through regular surveys conducted by specialized firms.

Managers receive a base salary and a variable bonus, ranging from 5% to 30% of the base, depending on the level of responsibility, and reflecting the achievement of qualitative and quantitative objectives. To monitor implementation of this policy and its alignment with market practices, studies are conducted for each skills cluster, business or region.

In 2005, for example, in-depth studies were conducted in all the Accor Services subsidiaries in France and 28 other countries in Eastern and Western Europe, Latin America and Asia to determine whether employee compensation was competitive compared with local market practices.

A similar study was conducted during the year in Hungary, where a dozen frontline hotel positions were evaluated.

In addition, employees are regularly offered the opportunity to purchase Accor shares on preferential terms and conditions, as part of employee share issues.

In France, employees of participating companies can invest in the Corporate Savings Plan set up in 1985. The plan, which has been steadily broadened over the years, reflects our commitment to supporting employees with little capital available for savings, with Accor contributing matching funds each time an employee adds to his or her account. Employees also receive profit-shares under a corporate agreement covering 151 companies in 2005, as well as annual incentive bonuses, based on their performance and their company's financial results. Incentive bonus agreements are generally signed for each establishment in order to better reflect the unit's actual business performance.

Lastly, employees in France are covered by supplementary healthcare, death and disability insurance programs.

Equal Opportunity

A worldwide hiring charter drafted and deployed in 2003 stipulates that: "employment conditions must be the same for men and women and, more generally, local legislation with regard to diversity and equal opportunity must be strictly applied." The proportion of women employed worldwide by Accor is a well-balanced 52%. In addition, 44% of all managerial positions are held by women, up from 43% in 2004.

In France, based on full-scale data, women account for 55% of all employees and 44% of women employees hold managerial positions.

In France, surveys have shown that there is no significant difference in compensation between men and women at equivalent levels of responsibility.

Union Relations and Results of Collective Agreements

Accor actively supports constructive discussions with employee representatives, in a commitment to fostering an efficient, high-quality working environment.

In France, our member companies have set up Works Councils, elected employee delegates and created Health and Safety Committees.

Created by the October 12, 1984 framework agreement, the Group Works Council comprises 35 employee representatives chosen from among the elected members of 97 works councils. It meets twice a year.

In 2005, a total of 2,166 meetings were held with employee representatives, who used 124,049 of the working hours set aside for employee delegate activities.

Between June 1, 2004 and June 1, 2005, these meetings resulted in the signing of 44 collective agreements with union representatives in mainland France, covering salaries, incentive bonuses, profit-sharing and other issues.

Other Group-wide agreements were signed during the year to help disabled people find and retain jobs (on November 16) and to define the procedures for applying France's new mandatory employee training act (on September 8).

Another collective body that promotes constructive social dialogue is the Social Council, which meets on a regular basis and provides an informal forum for ongoing relations with the union representatives. The meetings address important topics that concern the Group as a whole, as well as certain strategic issues.

Lastly, under a 2002 agreement, union news and information are communicated via a dedicated union intranet.

Health and Safety

Health and safety conditions are especially important at Accor, and in 2005, a variety of programs were pursued to train employees and raise their awareness of safety issues.

1) Safety training for customer-facing employees is obviously a priority, with 7,601 employees in France attending hotel safety courses in 2005.

2) Training sessions tailored to our particular skills clusters are offered at the Accor Academy, with curricula defined on the basis of frontline manager input and current priorities.

In France, more than 1,800 employees received health and safety training during the year. These courses are all designed to meet the specific health and safety requirements of each business:

- Two food-service risk prevention classes, attended by 214 people in 2005, helped to instill a culture of hygiene and improve employee understanding of health and quality issues. More than 830 people also received a CD-ROM-based initiation to kitchen and food-service hygiene.
- Over 450 people took part in an "Upstairs Movements and Posture" course to learn how to perform new and current job-related tasks without endangering their health or safety.

3) A broad range of local action plans.

In France, a risk prevention workshop was organized for Sofitel housekeeping staff, with the goal of making their work less onerous and reducing the risk of accidents and occupational disease. Ten housekeepers volunteered to join a working group, which prepared a list of current working conditions and defined priority areas of action. The program will be pursued and expanded in 2006.

Training

Training is one of our core human resources management processes. Employees are trained in each business' unique skill sets, as well as in management, customer reception and sales. We believe that human resources development offers an opportunity to improve customer service by enhancing the professional pride, motivation and loyalty of our employees.

Training is delivered by a network of 15 academies, with courses tailored to the working environment and the local management team's priorities. In 2005, new academies were opened in Spain, Morocco, the Netherlands and Hungary.

On-site training is also being expanded using CD-ROMs and other e-learning technologies, whose flexibility and ease of use make it possible to reach a wider population. In addition to these courses, managers train their team members on a daily basis-an essential aspect of the services business and a particular priority for Accor. Were this on-the-job training to be calculated in terms of hours, the overall training commitment would be significantly higher.

In 2005, more than 160,000 employees worldwide received training, compared with over 120,000 in 2004.

In France, training expenditure represented 1.9% of total payroll (full-scope data) in 2005.

Courses offered by the Accor Academy during the year broke down as follows:

Team Management	23%
Sales and marketing	11%
Quality of service	11%
Professional skills, health and safety	55%

2005 figures - Source: Accor Academy

Training priorities may change from one year to the next. In 2005, for example, special training on diversity was deployed across the Group in response to:

- The Group's focus on respecting diversity.
- The considerable age diversity among our teams.
- The difficulties expressed by management in leading employees with different expectations and challenges.

Attended by more than 12,000 employees in France and other countries, diversity training will be continued in 2006 and 2007.

Hiring and Integrating the Disabled

In 1992, Accor made a commitment to hiring the disabled and created a dedicated team to implement the appropriate policies. Since then, an average of 50 or 60 disabled people have been hired each year.

In 2005, a Group-wide agreement was prepared with union representatives to make it easier to hire and retain the handicapped. For the period 2006-2008, the related actions plans will focus on:

- Hiring 120 disabled persons.
- Implementing measures to compensate for disabilities by improving workstation ergonomics.
- Deploying a training and integration plan involving communication campaigns to raise awareness of disability-related issues both inside and outside the organization as well as instruction for 100 disabled trainees over the three-year period.
- Forging deeper relations with sheltered workshops through outsourcing contracts and new partnerships, in cooperation with the Purchasing Department.
- Implementing other measures, such as making Accor establishments more handicapped-accessible, improving workstation ergonomics and developing other innovative solutions.

During the year, Accor and 19 other French companies signed the country's first "Manifesto For Successfully Hiring the Handicapped".

All of these initiatives are designed to make the hiring of disabled people a standard part of our business. In France, 38 disabled persons were hired during the year. As of December 31, 2005, disabled employees accounted for 4.26% of the workforce in units with 20 or more employees operated by more than 50%-owned subsidiaries. In France, a total of 463 disabled persons were employed at December 31, 2005.

Other actions taken by the dedicated hiring-the-disabled team during the year included:

- Signing of an inter-company agreement to support training programs for disabled young people in underprivileged Paris suburbs.
- Participation in a convention on people with disabilities held on May 20 at UNESCO headquarters.
- Attendance at a number of jobs fairs, either reserved for the disabled or for the public at large.

Employee Benefits

In 2005, the Works Councils in France were funded with a budget of €2.3 million for organizing social and cultural activities for employees, including travel and entertainment.

In 1994, a Solidarity Fund was set up in France to provide administrative or financial assistance to employees faced with major financial or family-related difficulties that they cannot overcome alone.

Since 2004, Bien-Etre à la Carte personal assistance services have also been available to all employees in France. In 2005, employee requests concerned legal counsel (approximately 31%), onsite services (31%), leisure and travel (22%), housing/lodging (11%) and family-related issues (5%). Women were the main users of these assistance services, whose purpose is to help employees achieve a more satisfying work/life balance.

In September, a pilot program was also launched on a number of sites to provide psychological support services for employees in need of counseling.

Outsourcing

The biggest challenge in the area of outsourcing concerns companies that provide hotel cleaning services, which account for most of our outsourcing costs. In response, Accor management met with union representatives in 2003 to reach agreement on the process of using outside service providers to clean our hotels. The result was the introduction of a protocol agreement on the conditions for using subcontractors, which has strengthened partner compliance with our workplace practices. The agreement requires strict compliance with labor laws and regulations and defines such aspects as working hours, the calculation of paid hours, and training. Enforcement is regularly monitored in collaboration with employee representatives.

Of the 817 hotels that are owned and managed in France, approximately 71 used cleaning companies at the end of 2005.

In 2002, a Sustainable Development Purchasing Charter was introduced to share our standards with suppliers. Based on reciprocal commitments, the sharing of best practices and transparent relationships, the Charter has been sent to all certified suppliers and subcontractors. It requires them to comply with carefully defined criteria in the areas of employee working conditions and environmental protection, in line with the International Labour Organization's fundamental conventions. Signing the Charter is one of the primary criteria for recertification.

Consolidated Corporate Report - France

To ensure compliance with corporate data reporting legislation, the following information has been prepared on the basis of either full-scope data or the scope covered by the French consolidated corporate report.

Consolidated Corporate Report - France

In compliance with French legislation, this Report consolidates data from the 2005 corporate reports prepared by French subsidiaries that are at least 50%-owned and that have at least 300 employees.

In 2005, it also includes the Formule 1/Etap Hôtel consortium, a new company with 1,704 employees at December 31.

Moreover, to provide more complete data, Accor Service France, Train de Nuit, RSIG and CIWLT units with fewer than 300 employees were also included.

In all, the Consolidated Corporate Report now covers 87% of Accor employees in France.

This same scope has been used for most of the indicators shown in the first table.

The Report concerns 23,162 employees in service at December 31, 2005, irrespective of the type of employment contract.

Consolidated Corporate Report - France

Employment	December 31, 2005
Total number of employees[1]	23,162
% women	56%
% men	44%
By age	
Under 25	16.7%
25 to 34	32.8%
35 to 44	27.9%
45 to 54	16.7%
Over 55	5.9%
By seniority	
Less than 6 months	11.2%
6 months to 2 years	16.4%
2 to 5 years	22.2%
5 to 10 years	19.5%
More than 10 years	30.8%
Average number of employees[2]	23,040
Number of full-time employees under permanent contracts	16,902
Number of part-time employees under permanent contracts	4,205
Number of foreign employees[3]	2,590
% of total	11.2%
Hiring	
Number of people hired under permanent contracts	4,604
Number of people hired under fixed-term contracts	5,582
Number of people under 25 hired	5,363
Compensation	
Incentive bonuses 2004 paid in 2005	
Number of beneficiaries[4]	14,374
Average gross amount per beneficiary *(in €)*	563
Profit-shares 2004 paid in 2005	
Special Employee Profit Sharing Reserve, net *(in € millions)*	8
Number of beneficiaries[4]	29,757
Average gross amount per beneficiary *(in €)*	256

(1) All employees in service at December 31, irrespective of type of employment contract.
(2) Total number of employees on the payroll at each month-end, divided by 12 months.
(3) Number of foreign employees working in France.
(4) Among employees who worked at least three months in the year.

Health and Safety Conditions	December 31, 2005
Number of meetings of Health, Safety and Working Conditions Committees	659
Number of employees attending a health and safety course	1,855
% attending a course in movements and posture	24%
Number of employees receiving onsite safety training	7,601
Employee Relations	
Collective agreements signed, June to June	44
Total hours used for employee delegate activities	124,049
Number of meetings with employee representatives	2,166
Employee Benefit	
Works Council benefits budget (in € millions)	2

Full Scope Data in France

Full-scope data cover all companies, irrespective of how many people they employ, and include:

Full and part-time employees with permanent contracts or fixed-term contracts exceeding three months, as well as employees hired under vocational training programs;

Total headcount, in the case of subsidiaries and units managed by Accor under contract. They do not include units in which Accor holds a stake but is not responsible for managing teams;

Half of total headcount in the case of 50%-owned subsidiaries. This scope has been used for indicators related to total payroll, payroll taxes and training, as shown in the second table.

In all, full-scope concerns 26,683 employees in France.

Further information can be found in the 2005 Annual Report.

Employment	December 31, 2005
Total number of employees[1]	26,683
Compensation	
Total gross payroll *(in € millions)*	655
Payroll taxes *(in € millions)*	275
Training	
Training expenditure as a percentage of total payroll	1.9%
Average training days per employee[2]	1.4 days

(1) All employees in service at December 31, irrespective of type of employment contract.
(2) Total training days divided by total number of employees.

Corporate Social Responsibility Commitments

Corporate Social Responsibility

In 1995, Accor joined with other major European companies to form Corporate Social Responsibility Europe, a network of 65 company members and 18 national partner organizations whose mission is to help companies achieve profitability, sustainable growth and human progress by placing corporate social responsibility in the mainstream of business practice. (CSR Europe website: About CSR Europe).

Global Compact

In 2003, Accor embraced the Global Compact and pledged to support its principles. The issues raised by the Compact in the areas of human rights, labor rights, environmental protection and anti-corruption have been addressed in guidelines prepared for Accor managers (The Manager's Benchmarks and other documents) and for outside suppliers (the Sustainable Purchasing Charter).

Commitments to Support Diversity

Diversity Charter

In 2004, Accor and forty other leading French corporations signed the Corporate Diversity Charter, in a reaffirmation of the Group's long-standing commitment to combating all forms of discrimination and to promoting people of diverse cultural and ethnic origins.

Joint declaration against all forms of discrimination signed with the CFDT, FO, CGT, CFTC and CGC trade unions

In France, a joint declaration was signed with the unions in 1995 against all forms of discrimination based on a person's background, gender, family status, health condition, disability, culture, political opinions, union activities, ethnic origin, national affiliation, race and religion.

Publication and distribution in 2003 of several thousand copies of The Manager's Benchmarks, a handbook available in 13 languages

The principle of non-discrimination is clearly stated in the guide: "We do not accept any form of discrimination, whether in the exercise of our business, inside the Group itself or in our exchanges with our contracting companies. We therefore do not accept any form of discrimination between people because of their origin, sex, family status, health, disability, sexual preferences, political opinion, union activity, real or alleged belonging to an ethnic group, race or religion".

Environmental Report

Unless otherwise specified, the following indicators relating to water, energy and greenhouse gas emissions concern 91% of owned or leased properties (subsidiaries) and 45% of managed properties. These include:

- Hotels in France, the rest of Europe, North America, Latin America and the Caribbean, and the rest of the world (61 in Africa, 86 in Asia and 84 in Pacific.
- Thalassotherapy institutes in France.
- Operations of Compagnie des Wagons-Lits in Austria, France, Italy, Portugal and Spain.
- Operations of the Lenôtre production facility in Plaisir, France.

Indicators corresponding to the action points listed in the Hotel Environment Charter are marked with a (c). They cover owned, leased, managed and franchised hotels.

The scope of reporting of the Hotel Environment Charter increased by 9.3% (190 hotels) in 2005. Results are expressed by the number of hotels implementing a given action compared to the total number of hotels that apply the Charter.

The regions covered are:

- Europe, North America (Ibis, Novotel, Sofitel) and Latin America.
- The "Rest of World" region, comprising Asia, the Pacific and Africa, which, in addition to Egypt, included 15 new countries in 2005: Algeria, Benin, Burkina Faso, Cameroon, Côte d'Ivoire, Egypt, Gabon, Ghana, Guinea, Mali, Mauritania, Nigeria, Rwanda, Senegal, Chad and Togo.

Water, energy and raw materials use

The table below shows total volume of water, energy and raw materials used worldwide and by region. The increases in 2005 are primarily attributable to the broader scope of reporting. Ratios, in particular at comparable scope, are presented in detail in the 2005 Annual Report.

Water and energy use

	France		Rest of Europe		North America		Latin America and Caribbean		Rest of World		Total 2005	Total 2004	Total 2003
	subsidiaries	managed	subsidiaries	managed	subsidiaries	managed	subsidiaries	managed	subsidiaries	managed			
Number of establishments	721	20	484	8	963	3	47	26	41	190	2,503	2,489	2,181
Water used (thousands of cubic meters)	5,356	239	3,928	143	17,098	172	894	585	983	9,235	38,633	35,568	29,096
Energy used (MWh)	778,250	44,299	638,569	35,516	1,038,352	24,615	63,528	30,801	119,088	668,551	3,441,569	3,059,687	2,483,971


Energy use by type
2003
54
36
9
1
2004
65
32
2
1
2005
73
21
4
2
0%
20%
40%
60%
80%
100%
Power
Gas
District heating
Fuel oil

Accor does not have any processing operations and is not a direct user of raw materials.

Improving energy efficiency

The main drivers used to improve energy efficiency are:

- Monthly monitoring and management of energy use.
- Raising employee awareness of the benefits of saving energy, through DVDs, the intranet, brochures and CD-ROMS.
- Equipping new hotels with heating, ventilation and air-conditioning facilities sized precisely to needs.
- Implementing energy recovery systems for air-conditioning and ventilation systems.
- Installing energy-saving equipment in existing hotels, such as low-energy light bulbs and ozone-based dry cleaning facilities.

Whenever possible and appropriate, these measures are implemented in conjunction with national programs, such as Hospitable Climates in the United Kingdom and the EPA's Energy Star program in the United States.

Two action points in the Hotel Environment Charter concern the internal control of water and energy use.

Internal control of water and energy use

	France	Rest of Europe	North America	Latin America and Caribbean	Rest of World	Total 2005	Total 2004	Total 2003
Number of establishments	1,115	789	21	131	182	2,238	2,048	1,970
Internal control of water (c)	91%	95%	95%	98%	84%	92%	91%	94%
Internal control of energy (c)	90%	97%	95%	98%	87%	93%	92%	91%

(c): Included in the Hotel Environment Charter.

Promoting renewable energies

Accor is actively encouraging the use of solar power to produce hot water. At December 31, 2005, solar panels had been installed in 30 hotels worldwide, including two franchised units.

The Ibis Clichy, built in 2003, is fitted with photovoltaic solar panels whose electricity output is sold to France's EDF power utility.

Solar energy

	France		Rest of Europe		North America		Latin America and Caribbean		Rest of World		Total 2005	Total 2004	Total 2003
	subsidiaries	managed	subsidiaries	managed	subsidiaries	managed	subsidiaries	managed	subsidiaries	managed			
Solar power generated (MWh)	785	-	-	-	-	-	-	152	-	209	1,146	1,118	1,100

Atmospheric emissions

Greenhouse gas emissions

Greenhouse gas emissions are calculated from the energy use data above.

- Direct emissions correspond to gas and fuel oil burned in hotel boilers.
- Indirect emissions concern electricity used by the hotels.

As is the case for water and energy use, the increases in 2005 are primarily attributable to the broader scope of reporting. The increase in indirect emissions and decrease in direct emissions reflect changes in the type of energy used, with electricity accounting for a larger share of the total.

Greenhouse gas emissions

	France		Rest of Europe		North America		Latin America and Caribbean		Rest of World		Total 2005	Total 2004	Total 2003
	subsidiaries	managed	subsidiaries	managed	subsidiaries	managed	subsidiaries	managed	subsidiaries	managed			
Number of establishments	721	20	484	8	963	3	47	26	41	190	2,503	2,489	2,181
Direct greenhouse gas emissions (metric tons of CO2 equivalent)	45,188	2,115	49,654	4,289	8,810	2,693	2,163	953	8,801	41,763	166,429	202,950	189,672
Indirect greenhouse gas emissions (metric tons of CO2 equivalent)	43,205	2,706	172,773	9,512	590,363	4,146	24,260	11,516	50,681	307,734	1,216,896	824,136	557,960

Emission coefficients for the generation of electricity are based on the Greenhouse Gas Protocol Initiative (www.ghgprotocol.org).

Cooling systems that impact the ozone layer

Cooling systems present only a small risk of coolant emissions in normal use. However, there is a risk of coolant evaporation during maintenance operations or as a result of an accident. To limit this risk, cooling systems are regularly maintained by qualified companies.

An inventory of facilities containing more than two kilograms of cooling liquid in owned or leased Ibis, Novotel, Mercure and Sofitel hotels showed that:

- In Germany and Sweden, no facilities contained CFCs.
- In France, the Netherlands and Denmark, 16% of 1,038 facilities contained CFCs.

Wastewater

Accor's activities generate wastewater whose content is similar to household wastewater. The hotels, most of which are in urban locations, are generally connected to municipal sewage systems.

Hotels with restaurants (59% of those that apply the Hotel Environment Charter) are equipped with fat separators, which are pumped regularly to improve the quality of wastewater discharged into the sewage system. Used cooking oil is collected by specialist contractors and reprocessed or reused depending on the local situation.

Collecting and recycling waste

Collecting hotel waste

The Hotel businesses generate two types of waste:

- Non-hazardous industrial waste that is similar to household waste and collected by the same type of trucks, which are not equipped with onboard weighing systems to measure the amount of waste collected.
- Potentially hazardous industrial waste, which is collected by specialized contractors for treatment and recycling.

In 2005, Accor-certified contractors in France collected 10,800 kilograms of batteries, 27,950 compact fluorescent tubes and 4,500 kilograms of compact fluorescent light bulbs, 14,100 toner cartridges and 247,158 liters of frying oil.

In association with a company that provides employment opportunities for the disadvantaged, 448 servers and central processing units, 425 display screens and 356 laser and ink-jet printers were collected from Ibis hotels in France, then either reused or disassembled.

As part of our in-depth commitment to managing waste, we are working not only to increase the waste recovery rate but also to reduce the amount of waste produced.

Waste characterization and recovery

In 2005, two Etap Hotel and Formule 1 hotels joined five Ibis, Novotel, Mercure and Sofitel units in a program sponsored by France's Agency for Environment and Energy Management (ADEME) aimed at reducing by 10% the amount of waste generated by companies or else increasing by 10% the amount of resources recovered and reused. Assisted by a consultancy, the hotels have implemented action plans that are initially focusing on increasing the recovery of cardboard and paper.

Waste by type


7%
Paper
12%
Cardboard
4%
Glass
59%
Residual waste
15%
Organic matter
3%
Packaging other than cardboard

Source: program ADEME

- Residual waste corresponds to soiled packaging.
- 90% of cardboard comes from packaging for transported goods.

Comparison of 2004 and 2005 recovery rates


90%
80%
70%
60%
50%
40%
30%
20%
10%
74%
87%
76%
86%
68%
76%
74%
80%
IBIS
MERCURE
NOVOTEL
SOFITEL
2004
2005

Source: program ADEME

Note: The recovery rate is high in 2004 and 2005 because residual waste is being used as fuel in waste-to-energy facilities.

Waste sorting in hotels

Recovering resources from waste is a major aspect of the Hotel Environment Charter. Recovery programs depend in part on local constraints and opportunities. In some regions, waste recovery programs are rudimentary or non-existent because of a lack of treatment facilities, for toner cartridges, for example.

Waste management

	France	Rest of Europe	North America	Latin America and Caribbean	Rest of World	Total 2005	Total 2004	Total 2003
Number of hotels applying the Charter	1,115	789	21	131	182	2,238	2,048	1,970
Sorted wastepaper collection (c)	62%	91%	81%	98%	68%	75%	73%	74%
Sorted cardboard collection (c)	74%	91%	90%	97%	82%	82%	79%	79%
Sorted glass collection (c)	71%	93%	81%	92%	79%	81%	79%	80%
Sorted toner cartridge collection (c)	95%	97%	86%	91%	73%	94%	94%	92%
Cooking oil collection (c)	98%	97%	90%	91%	85%	95%	95%	91%
Recycled paper used whenever possible (c)	77%	53%	76%	75%	71%	68%	64%	80%

(c): Included in the Hotel Environment Charter.

Soil contamination

Accor's activities do not contaminate the soil.

Noise pollution and odors

As Accor's activities generate very little noise pollution or odors, no related measures have been taken.

Impact on the local environment

The vast majority of Accor hotels are located in downtown and suburban areas, where they have little impact on the local environment. Whenever a hotel may have a direct impact on an environmentally-sensitive area, impact studies are carried out before it is built or renovated. In 2005, this was the case, for example, when new overwater bungalows were built to expand the Sofitel la Ora in Polynesia.

There are also a number of points in the Hotel Environment Charter that focus on enhancing the integration of hotels into their local environment.

Biodiversity and environmental integration

	France	Rest of Europe	North America	Latin America and Caribbean	Rest of World	Total 2005	Total 2004	Total 2003
Number of establishments	1,115	789	21	131	182	2,238	2,048	1,970
Respect of Accor's design charter for hotel signs and signposting to the hotel [c]	97%	94%	90%	97%	85%	95%	94%	92%
Upkeep and enhancement of the hotel's green areas [c]	100%	99%	94%	100%	94%	99%	97%	92%
Planting of at least one tree near the hotel [c]	62%	62%	48%	74%	59%	62%	59%	70%
Measures undertaken to protect the local environment [c]	30%	41%	76%	54%	45%	37%	35%	42%
Initiatives to enhance customer awareness of Accor's environmental programs [c]	77%	78%	43%	88%	67%	77%	72%	70%

(c): Included in the Hotel Environment Charter.

Assessment and certification process

The process of assessing environmental performance is being actively pursued, based on the Hotel Environment Charter.

Environmental management

	France	Rest of Europe	North America	Latin America and Caribbean	Rest of World	Total 2005	Total 2004	Total 2003
Number of establishments	1,115	789	21	131	182	2,238	2,048	1,970
Average number of action points out of a maximum of 15 [c]	11.65	12.39	11.95	13.36	11.09	11.97	11.64	11.99

(c): Included in the Hotel Environment Charter.

Certifications

As of the end of 2005, the following operations had been ISO 14001-certified:

- 108 Ibis hotels in France, or 72.5% of the 149 owned or leased Ibis France properties, all of which will be certified by the end of 2006.
- Accor Thalassa sites in Quiberon (one thalassotherapy institute and two Sofitel hotels), Hyères and Oléron.
- Sofitel Athena Airport (Greece).
- Novotel London West (United Kingdom).
- Novotel and Ibis Homebush Bay (Australia).
- Compagnie des Wagons-Lits sites in Austria, Italy and Spain.

In addition, 14 establishments worldwide have earned other environmental certifications, including 11 in Canada (under the Audubon Green Leaf(tm) program) and one each in Amsterdam (Milieu Barometer), Egypt (Green Globe 21) and Malta (Eco-Certification).

Environmental management software

The OPEN integrated, web-based environmental management application enables units across the Group to:

- **Monitor implementation of the Hotel Environment Charter** in every host country, regardless of hotel operating structure. Each hotel completes an online questionnaire, specifying the action points implemented in accordance with the Charter.
- **Track and control water and energy use.** Deployment was launched in 380 Ibis, Novotel, Mercure and Sofitel hotels in France in June 2005 and pursued in Germany, the United Kingdom, Hungary and parts of the United States in early 2006.

  Data are available to both operational and support staff, enabling them to compare actual use or ratios (such as liters of water per room night or KWh per room built) from one year to the next and among different hotels and brands.

Compliance

All hotels in France are informed of environmental compliance requirements via the environment intranet. These requirements are compiled by a consultancy and updated every quarter. They include statutes that may be applicable to hotels and specifies the regulatory requirements for each one. This enables hotels to compare their compliance with each requirement and correct any shortcomings.

Environmental expenditure

The Sustainable Development Department's environmental budget, excluding operating costs, amounted to €302,000 in 2005. Most of these outlays went toward to upgrading the Hotel Environment Charter, continuing to deploy the OPEN environmental management software, organizing an in-house seminar and creating partnerships. The budget did not include any costs incurred by the hotel brands or support functions.

Environment Department organization

The Environment Department forms part of the Sustainable Development Department, which reported to a member of the Management Board until January 9, 2006 and to the Executive Vice President in charge of Human Resources and Sustainable Development, member of the Executive Committee, since then. The Environment Department defines the Group's environmental policies and coordinates initiatives with the units concerned. A Sustainable Development Committee, with members from the operating and cross-functional departments, meets every two months.

Promotion of our environmental policies and the exchange of best practices are managed by 72 environmental liaison officers and 22 regional coordinators, who are also in charge of leading the network.

Raising environmental awareness among employees

Environmental management

	France	Rest of Europe	North America	Latin America and Caribbean	Rest of World	Total 2005	Total 2004	Total 2003
Number of establishments	1,115	789	21	131	182	2,238	2,048	1,970
% of staff that took part in at least one session of Accor's environmental policies (c)	62%	72%	86%	83%	67%	68%	60%	63%

(c): Included in the Hotel Environment Charter.

Some 4,000 copies of the film "Together, Ever More Responsible" were distributed worldwide during the year. Available in Arabic, Chinese, English, French, German, Italian, Portuguese and Spanish, the film showcases environmental best practices deployed by employees across the organization.

Provisions and guarantees for environmental risks

No material provisions have been set aside for environmental risks.

Penalties paid following a court ruling on environmental claims

Accor has not been the subject of a court ruling in connection with any environmental claims.

Objectives assigned to foreign subsidiaries

The environmental policy applies to all establishments outside France that are directly operated by Accor and its subsidiaries.

Financial Review

Analysis of the Consolidated Financial Results

Accor's 2005 results were in line with its stated targets. The significant improvement compared with the prior year was led by the strong performance of Economy hotels in Europe and the United States and sharp growth in the Services business.

Accor ended 2005 with a solid balance sheet that will provide a springboard for meeting the challenges ahead.

Consolidated revenue

Consolidated revenue rose by 7.9% to €7,622 million. Development added 4.5% to revenue growth while asset disposals had a 2.5% negative impact. The currency effect was a positive 1.2%, primarily reflecting the appreciation of the Brazilian real. At constant scope of consolidation and exchange rates, the increase was 4.7%, reflecting a strong overall business performance.

Revenue by region


North America
17%
Latin America and Caribbean
8%
France
34%
Rest of Europe
34%
Other countries*
7%

(*) Worldwide structures are included in "Other"

Revenue by business

(in € millions)	2004	2005	% change
HOTELS	**4,956**	**5,195**	**+4.8%**
Upscale and Midscale	2,787	2,864	+2.8%
Economy	1,247	1,367	+9.6%
Economy US	922	964	+4.5%
SERVICES	**518**	**630**	**+21.7%**
OTHER ACTIVITIES	**1,590**	**1,797**	**+12.9%**
Travel agencies	463	486	+4.8%
Casinos	221	326	+47.7%
Restaurants	458	518	+13.0%
Onboard train services	261	264	+1.1%
Other	187	203	+8.6%
TOTAL	**7,064**	**7,622**	**+7.9%**

Note: Frantour revenue, which was previously included in «Other» has been reclassified in «Travel agencies».

Hotels

At €5,195 million, Hotel Division revenue was up 4.8% on a reported basis and 3.6% like-for-like.

Upscale and Midscale Hotels

Upscale and Midscale hotels (Sofitel, Novotel, Mercure) generated revenue of €2,864 million, up 2.8% both as reported and like-for-like.

The improvement was led by strong revenue increases in North America, Latin America and Asia. In the United States in particular, revenue was up 10.7% like-for-like.

In Europe, the increase was a more moderate 1.5% like-for-like. In France, revenue rose by 1.4% like-for-like, reflecting a slight decline in the occupancy rate and effective management of average room rates. In a still lackluster business environment, revenue in Germany rose 1.3% like-for-like, as the occupancy rate improved without any increase in the average room rate. In the United Kingdom, revenue was up 4.4% despite the impact of the July terrorist attacks.

Economy Hotels outside the United States

In the Economy Hotels outside the US segment (Ibis, Etap Hotel and Formule 1) revenue rose 9.6% to €1,367 million. The segment's strong underlying performance continued in 2005 with like-for-like revenue up 4.1%, including increases of 3.6% in France and 3.5% in the rest of Europe.

Development added 5.1% to reported growth.

US Economy Hotels

In the US Economy Hotels segment (Motel 6 and Red Roof Inn), revenue rose by 4.5% to €964 million. RevPAR was up 5.6% like-for-like, reflecting a 4.3% increase in average room rates and a 0.8-point improvement in the occupancy rate. The Red Roof Inn renovation program was pursued during the year.

RevPAR (Revenue Per Available Room)

RevPAR (revenue per available room) is defined as occupancy times average room rate.

Cumulative RevPAR at December 31, 2005 by segment

	Occupancy Rate		Average room rate		RevPAR			
	subsidiaries (reported)		subsidiaries (reported)		subsidiaries (reported)		subsidiaries like-for-like [1]	subsidiaries and managed (reported)
	(in %)	(var. in pts)		(var. in %)		(var. in %)	(var. in %)	(var. in %)
Upscale and midscale Europe	63.2%	(0.7)	94	+2.6%	59	+1.5%	+2.3%	+1.1%
Economy Europe	72.5%	(0.3)	50	+4.0%	36	+3.5%	+3.7%	+3.6%
Economy US (in $)	65.9%	+0.9	44	+4.4%	29	+5.7%	+5.6%	+5.7%

(1) At comparable scope.

Upscale and Midscale Hotels: Cumulative RevPAR at December 31, 2005 by country

	Occupancy Rate		Average room rate		RevPAR			
	subsidiaries (reported)		subsidiaries (reported)		subsidiaries (reported)		subsidiaries like-for-like [1]	subsidiaries and managed (reported)
(in local currency)	(in %)	(var. in pts)		(var. in %)		(var. in %)	(var. in %)	(var. in %)
France	61.4%	(1.1)	102	+3.7%	62	+1.9%	+2.3%	+2.3%
Germany	61.9%	+0.5	72	(0.2%)	45	+0.7%	+0.5%	+3.5%
Netherlands	65.5%	+0.7	102	+2.6%	67	+3.8%	+3.8%	+3.7%
Belgium	66.9%	(2.9)	96	+3.1%	64	(1.1%)	(1.1%)	(0.1%)
Spain	62.0%	(2.2)	90	(2.2%)	56	(5.5%)	+2.7%	(8.7%)
Italy	61.0%	+2.6	112	(1.9%)	69	+2.4%	+3.6%	+2.4%
UK (in £)	73.0%	(1.7)	77	+6.1%	56	+3.6%	+5.6%	+3.9%
USA (in $)	73.6%	+1.6	178	+13.0%	131	+15.5%	+15.5%	+15.3%

(1) At comparable scope.

Economy Hotels: Cumulative RevPAR at December 31, 2005 by country

	Occupancy Rate		Average room rate		RevPAR			
	subsidiaries (reported)		subsidiaries (reported)		subsidiaries (reported)		subsidiaries like-for-like [1]	subsidiaries and managed (reported)
(in local currency)	(in %)	(var. in pts)		(var. in %)		(var. in %)	(var. in %)	(var. in %)
France	73.5%	(0.9)	43	+4.6%	31	+3.4%	+3.4%	+3.4%
Germany	71.2%	+1.0	51	+0.6%	36	+2.0%	+2.0%	+2.6%
Netherlands	74.2%	+0.5	69	+1.8%	52	+2.5%	+4.6%	+2.5%
Belgium	75.3%	+1.3	60	(0.2%)	45	+1.5%	+1.5%	+1.5%
Spain	72.6%	(1.7)	49	+6.8%	36	+4.3%	+8.8%	+4.3%
Italy	57.6%	+6.6	71	(9.9%)	41	+1.7%	+5.2%	+1.7%
UK (in £)	73.8%	(1.7)	48	+5.8%	36	+3.4%	+4.2%	+3.1%
USA (in $)	65.9%	+0.9	44	+4.4%	29	+5.7%	+5.6%	+5.7%

(1) At comparable scope.

Services

The year saw strong growth in the Services Division, with revenue increasing 21.7% on a reported basis to €630 million. Thanks to the appreciation of the Brazilian real, exchange rates had a 4.5% positive impact over the year. The 14.1% like-for-like growth was due to a combination of favorable legislation and new product launches.

In Europe, revenue increased by 10.1% like-for-like, led by the United Kingdom and Belgium, which reported 22.0% and 14.8% growth respectively.

Revenue was up 21.0% like-for-like in Latin America, with business in Argentina, Mexico and Venezuela benefiting from highly favorable legislation.

Other businesses

Travel agencies

Travel agency revenue totaled €486 million, an increase of 4.8% on a reported basis and 3.3% like-for-like.

Casinos

In the Casinos business, revenue totaled €326 million. The 47.7% rise reflected the creation of Groupe Lucien Barrière in December 2004. Like-for-like, the increase was 1.0%.

Restaurants

Revenue from the restaurants business (restaurants and food services in Italy and Brazil, and Lenôtre) amounted to €518 million, up 13.0% on a reported basis and 6.9% like-for-like.

Onboard train services

Onboard train services revenue totaled €264 million, an increase of 1.1% on a reported basis and 6.1% like-for-like.

EBITDAR

EBITDAR (earnings before interest, taxes, depreciation, amortization and rental expense) represents a key performance indicator.

It totaled €1,986 million in 2005, an increase of 8.8%.

This growth may be analyzed as follows:

• Like-for-like growth	+ €115 million
• Development	+ €61 million
• Currency effect	+ €16 million
• Disposals	- €31 million

EBITDAR represented 26.1% of consolidated revenue, compared to 25.8% in 2004. Like-for-like, EBITDAR margin improved by 0.4 points.

EBITDAR by region


North America
21%
Latin America and Caribbean
7%
France
31%
Rest of Europe
36%
Other countries(*)
5 %

(*) Worldwide structures are included in "Other"

EBITDAR by business


78%
Hotels
13%
Services
9%
Other

Analysis of EBITDAR margin by business

Upscale and Midscale Hotels





(in € millions)	2004	2005	Reported change	L/L change*
Revenue	2,787	2,864	+ 2.8%	+ 2.8%
EBITDA	686	707	+ 3.2%	+ 3.7%
% of revenue	24.6%	24.7%	+ 0.1 pt	+ 0.2 pt

** On a comparable scope of consolidation and exchange basis*

In Upscale and Midscale Hotels, EBITDAR margin improved by 0.2 points like-for-like to 24.7%.

Excluding Continental Europe, EBITDAR margin rose by 1.1 point worldwide. In North America, the segment's very strong performance resulted in a 2.7-point improvement in margin. The increase was 3.0 points in Latin America and 1.8 points in the United Kingdom.

In Continental Europe, EBITDAR margin declined by a slight 0.2 points like-for-like. In France, it contracted by 0.3 points like-for-like, weighed down by higher payroll costs as from July 1, which were only partially offset by effective management of average room rates.

Economy Hotels outside the US





(in € millions)	2004	2005	Reported change	L/L change*
Revenue	1,247	1,367	+ 9.6%	+ 4.1%
EBITDA	442	492	+11.2%	+6.0%
% of revenue	35.5%	36.0%	+0.5 pt	+0.6 pt

** On a comparable scope of consolidation and exchange basis*

In Economy Hotels outside the US, EBITDAR margin stood at 36.0%, up 0.6 points like-for-like.

In France, which was especially hard hit by higher payroll costs in the second half, EBITDAR margin contracted by 0.5 points like-for-like.

In the rest of Europe, the 1.7-point like-for-like margin improvement reflected the region's solid business performance for the year.

US Economy Hotels



(in € millions)	2004	2005	Reported change	L/L change*
Revenue	922	964	+ 4.5%	+ 5.1%
EBITDA	331	354	+ 6.8%	+ 7.0%
% of revenue	35.9%	36.7%	+ 0.8 pt	+ 0.7 pt

** On a comparable scope of consolidation and exchange basis*

In the US Economy segment, higher revenue led to a 0.7-point rise in like-for-like EBITDAR margin, with an especially sharp improvement in the second half, following a first half that was impacted by non-recurring payroll costs.

Services

ACCOR Services

(in € millions)	2004	2005	Reported change	L/L change*
Revenue	518	630	+ 21.7%	+ 14.1%
EBITDA	207	255	+ 23.1%	+ 17.1%
% of revenue	40.0%	40.4%	+ 0.4 pt	+ 1.0 pt

** On a comparable scope of consolidation and exchange basis*

In the Services business, EBITDAR margin widened to 40.4%, a 1.0-point improvement over 2004.

The Division's overall performance for the year was very solid.

EBIT

EBIT, corresponding to EBITDAR less rental expense, depreciation, amortization and provisions, rose 17.2% to €717 million from €612 million in 2004. The increase may be analyzed as follows:

(in € millions)	2004	2005	% change
EBITDAR	1,825	1,986	+8.8%
Rental expense	(790)	(837)	+5.9%
Depreciation, amortization and provision expense	(423)	(432)	+2.1%
EBIT	**612**	**717**	**+17.2%**

Depreciation expense represented 11.1% of the carrying amount of property, plant and equipment.

Profit before tax and non-recurring items

Profit before tax and non-recurring items, corresponding to EBIT less net financial expense plus share of profit of associates, represents the result of operations after the cost of financing Group businesses and before tax.

In 2005, profit before tax and non-recurring items rose by 17.6% to €603 million, in line with the target announced when the interim results were released last September.

(in € millions)	2004	2005	% change
EBIT	612	717	+17.2%
Net financial expense	(101)	(122)	+20.8%
Share of profit of associates	2	8	-
PROFIT BEFORE TAX AND NON-RECURRING ITEMS	**513**	**603**	**+17.6%**

Net financial expense totaled €122 million, compared with €101 million in 2004, an increase of €21 million. The rise was due mainly to higher interest expense, which amounted to €135 million, versus €123 million in the prior year.

Total fixed asset holding costs (rental expense plus depreciation and interest) came to €1,391 million, compared with €1,314 million in 2004. At 18.2% of revenue, versus 18.6% in the previous year, they contributed to the increase in profit before tax and non-recurring items.

Share of profit of associates totaled €8 million, compared with €2 million in 2004. This item corresponds mainly to results of Orbis in Poland, Dorint hotels in Germany and, beginning in 2005, Club Méditerranée. Until December 2004, it also included Société des Hôtels et Casino de Deauville. Following the creation of Groupe Lucien Barrière SAS in December 2004, the new entity has been proportionally consolidated.

Net profit, Group share

(in € millions)	2004	2005	% change
Profit before tax and non-recurring items	513	603	+17.6%
Restructuring costs	(22)	(43)	
Impairment losses	(52)	(107)	
Gains and losses on management of hotel properties	(8)	72	
Gains and losses on management of other assets	(23)	(37)	
Income tax expense	(152)	(124)	
NET PROFIT	**256**	**364**	**+42.2%**
Minority interests	(23)	(31)	
NET PROFIT, GROUP SHARE	**233**	**333**	**+42.9%**

Restructuring costs totaled €43 million for the year, compared with €22 million in 2004. The increase was mainly due to the costs arising from the departure of members of senior management in connection with the early-2006 change in Accor's corporate governance structure.

Impairment losses amounted to €107 million, consisting of the impairment of non-strategic hotel assets and a regular impairment testing.

Gains and losses on the management of hotel properties, which comprise capital gains and losses on the disposal of hotel assets, represented a net gain of €72 million, mainly attributable to the €107 million capital gain on the Foncière des Murs transaction.

Income tax expense came to €124 million, versus €152 million in 2004. The effective tax rate (expressed as a percentage of profit before tax) was 25.4%, compared with 37.2%. The decline was due mainly to the favorable impact of the change in tax rules applicable to the repackaged perpetual subordinated floating rate notes and the capital gain on the Foncière des Murs transaction, which is taxed at a lower rate.

After deducting minority interests in the amount of €31 million, net profit, Group share came in at €333 million, up 42.9% from the previous year.

Therefore earnings per share rose to €1,55 from €1,17 in 2004, based on the weighted average 214,782,601 shares outstanding in 2005.

Cash flows

(in € millions)	**2004**	**2005**
Funds from operations	853	935
Renovation and maintenance expenditure	(314)	(449)
FREE CASH FLOW	**539**	**486**
Development expenditure	(680)	(479)
Proceeds from disposals of assets	429	313
Dividends paid	(284)	(287)
Proceeds from issue of share capital	312	822
Other	75	(31)
DECREASE/(INCREASE) IN NET DEBT	**391**	**824**

Funds from operations increased 9.6% to €935 million, from €853 million in 2004.

Renovation and maintenance expenditure rose by 43.0% to €449 million, representing 5.9% of revenue, versus 4.4% in 2004.

Free cash flow amounted to €486 million.

Development expenditure totaled €479 million, versus €680 million, including €308 million for the acquisition of a stake in Club Méditerranée.

Proceeds from disposals of assets amounted to €313 million and included €237 million from the disposal of hotel assets, notably the sale of 128 hotels to Foncière des Murs.

The €822 million increase in proceeds from the issue of share capital included €433 million from the recognition in equity of the ORA equity notes purchased by Colony, as well as the conversion of Accor 2003 "Océane" convertible bonds and the exercise of employee stock options and rights.

Financial ratios

In general, the main financial ratios improved significantly, reflecting the Accor's solid financial position at December 31, 2005.

Gearing ratio

Net debt declined sharply, by 36.7%, to €1,420 million at December 31, 2005.

The gearing ratio stood at 32%, compared with 71% at December 31, 2004.

Funds from operations/adjusted net debt

The funds from operations/adjusted net debt ratio is calculated according to a method used by the main ratings agencies, with net debt adjusted for the 8% discounting of future cash flows from fixed rents. The ratio improved by 4.5 points to 16.8% at December 31, 2005 from 12.3% the year before.

Return on capital employed

Return on capital employed (ROCE), corresponding to EBITDA expressed as a percentage of fixed assets at cost plus working capital, rose to 10.7% from 10.0% in 2004.

Value creation

Value created is calculated as follows:

$$\left(\text{ROCE after tax} - \text{Weighted average cost of capital} \right) \times \text{Capital employed}$$

Based on an ROCE after tax of 8.6%, a weighted average cost of capital of 6.5% and capital employed of €11.3 billion, the value created by Accor (Economic Value Added or EVA®) totaled €236 million, versus €184 million in 2004, an increase of 28.3%.

Report on the Parent Company Financial Statements

Analysis of 2005 results

Total revenue from all of the Company's activities, including hotel royalties, payments from business leases and service fees, increased by 8.9% to €576 million in 2005 from €529 million the previous year.

Analysis of Accor SA revenue

(in € millions)	2004	2005	% of total
Hotel revenues	15	16	3%
Rent and payments from business leases	73	76	13%
Royalties from subsidiaries	199	196	34%
Other services	174	209	36%
Guarantee fees	20	20	4%
Royalties from non-Group companies	48	59	10%
TOTAL	**529**	**576**	**100%**

Other income, reversals of depreciation, amortization and provisions and expense transfers credited to the income statement stood at €28.9 million against €12.5 million in 2004.

EBIT was a negative €5.5 million in 2005, compared with a positive €3.6 million the previous year.

Operating expense was up 13.4% to €610 million from €538 million, including depreciation and amortization expense of €36.3 million versus €37.3 million. Additions to provisions for pensions and other post-employment benefits amounted to €12.4 million in 2005, compared with €10.9 million a year earlier. Provisions of €18.5 million were recorded for employee severance pay due as a result of restructuring. Information system research and development costs were expensed as incurred, as in previous years.

Net financial income rose by €92 million to €124 million, from €32 million in 2004, primarily due to provision reversals recorded during the year.

Total provision movements included in net financial income, corresponding mainly to provisions for impairment in value of investments in subsidiaries, represented a net charge of €40 million compared with a net charge of €175 million the previous year. The main write-down in 2005 concerned shares in the Germany-based subsidiary Dorint, for €60 million. A €100 million reversal was recorded in relation to CIWLT. The €13.9 million provision recorded in relation to Accor shares held in treasury was reversed in full. The provision set up to cover the possible repayment of bond premiums was decreased by €2.6 million based on the number of bond converted during the year.

Dividend income totaled €343 million, slightly above the previous year's €318 million.

Profit before tax and non-recurring items amounted to €118 million compared with €35 million in 2004.

Net non-recurring income fell to €33 million, from €130 million a year earlier, primarily reflecting the combined impact of €36.9 million in capital gains on sales of finance leases, a €14.4 million gain on the sale of the Company's interest in Financière de Courtepaille, and a €6.9 million capital loss on the disposal of Bas du Fort.

The **corporate tax benefit** amounted to €14.6 million, compared with a benefit of €56 million in 2004, reflecting the results of the entities in the tax group headed by the Company. The number of companies in the tax group increased to 141 in 2005 from 136 in 2004.

The Company's overall tax calculation for 2005 included €63.5 million in tax payable on the outstanding Perpetual Subordinated Floating Rate Notes (TDSI) that are recorded under "Other equity" in the Company's balance sheet and on which interest has not been due since December 27, 2005.

Non-deductible provisions and accrued expenses amounted to €89.0 million at December 31, 2005, down from €94.9 million a year earlier.

Net profit for the year came to €166 million, compared with €221 million in 2004. Excluding the non-recurring charge corresponding to the tax payable on the Company's Perpetual

Subordinated Floating Rate Notes, net profit would have increased by 3.6%.

Shareholders will be asked to approve the payment of a dividend of €1.15 per share. For 2004, the dividend was €1.05 plus a special dividend of €0.25 and for 2003, the dividend amounted to €1.05, giving rise to an avoir fiscal tax credit of €0.52.

Details of management compensation and the other directorships held by the members of the Company's Board of Directors are provided in the Corporate Governance section.

2005 business review

In 2005, Accor SA continued to perform its role of providing services to its subsidiaries, while actively pursuing its investment strategy in France and the rest of the world. The main transactions for the year were as follows:

1) In the Hotels business

- Acquisition, for €150 million, of new shares issued by Accor Hotel GmbH, maintaining our interest in the company at 99.9%.
- Acquisition, for €14.4 million, of new shares issued by Dorint in Germany, raising our interest in the company from 26.0% to 29.1%.
- Acquisition of an 11.9% stake in Holpa for €7.6 million, increasing our interest to 63.5% in the Luxembourg-based holding company, which owns 99.9% of Panonia, a hotel operator in Hungary.
- Acquisition, for €4.7 million, of new shares issued by Accor Hotel Denmark, maintaining our interest in the company at 100%.
- Acquisition, for €0.3 million, of new shares issued by Sogedetu, a wholly-owned subsidiary based in the Dominican Republic.
- Acquisition, for €1.7 million, of 2.9% of the capital of Morocco-based Risma, raising our interest in the company to 44.5%.
- Acquisition, for €0.5 million, of new shares issued by Accor Hotel Leisure Spain, a wholly-owned subsidiary.
- Acquisition, for €1.0 million, of 0.3% of the capital of Accor Hotel Belgium, raising our interest in the company to 100%.
- Acquisition, for €20 million, of new shares issued by SIET, a 99.9%-owned French subsidiary.
- Payment of €4.2 million to the former shareholders of Go Voyages under an earn-out clause.
- Other less significant transactions carried out through purchases of new or existing shares in subsidiaries, both in France and internationally.

2) In the Services business

- Contribution of €13.5 million to the initial capital of Romania-based Hungastro, representing a 43.3% stake in the company.
- Acquisition of an 88.8% interest in Delicard Group in Finland, for €3.8 million.
- Acquisition, for €1.3 million, of 25.0% of the capital of Luncheon Ticket in Uruguay, raising our interest in the company to 98.3%.
- Acquisition, for €1.8 million, of new shares issued by ESA in Portugal, maintaining our interest in the company at 99.5%.
- Acquisition, for €9.7 million, of new shares issued by Accentive House, a 98.0%-owned subsidiary.
- Acquisition, for €1.1 million, of new shares in asset management company Servepar, giving us a 20.8% stake in the company.
- Several other smaller transactions.

Divestments during the year included:

- Our remaining 20% interest in Financière de Courtepaille was sold to an investment fund for €15.4 million.
- Our 2.5% interest in Globalia, in the Balearic Islands, was sold for €7 million, generating a capital gain of €0.2 million.
- Our 95.8% stake in Société Hôtelière de Bas du Fort in Guadeloupe was sold, giving rise to a capital loss of €6.9 million.

In a larger transaction, carried out with subsidiaries, 13 Novotel finance lease contracts were transferred to Foncière des Murs and three other finance leases were sold to Foncière Otello, resulting in a capital gain of €36.9 million.

The wholly-owned Polish company, Hotek Polska, repaid a portion of its capital, generating proceeds of €21.9 million for Accor.

Several other non-strategic investments were fully divested during the year:

- 100% of Résidence Hôtelière du Soleil, for €0.6 million.
- 14.6% of Jordan Tourism Resort, free of consideration.

Accor did not trade in its own shares during the year and therefore still directly holds 1,528,731 Accor SA shares in treasury, representing 0.71% of capital stock at December 31, 2005.

Following adoption of the new accounting standard relating to assets, deferred charges at January 1, 2005 were either reclassified to property and equipment or written off to retained earnings.

The remaining deferred charges consist solely of debt issuance costs which are amortized over the life of the related debt.

An employee share issue was carried out in 2005, under which 1,634,279 new shares were purchased at prices ranging from €32.47 to €43.40 per share. The capital stock was also increased following the conversion of 8,920,986 bonds issued at a unit price of €40.25, on the basis of one bond for one share.

The ownership structure of the Company is described in the "Ownership Structure" section of the Group Management Report.

On May 18, 2005 Accor carried out a €1 billion issue of convertible bonds and equity notes (with no redemption premiums) in two simultaneous tranches, which were both taken up in full by a US investment fund of the Colony Capital Group:

- The first tranche represented a €500 million 5-year 3.25% convertible bond issue. The 116,279 bonds were issued at a face value of €4,300 each and are convertible based on a ratio of one bond for 100 new Accor shares as from January 1, 2007 (or before that date for 10% of the bonds issued).
- The second tranche represented a €500 million 3-year 4.5% equity note issue. The 128,205 notes were issued at a face value of €3,900 each and are redeemable based on a ratio of one note for 100 new Accor shares as from January 1, 2007 (or before that date for 10% of the notes issued).

On January 3, 2005, Accor redeemed 201 million bonds for €190 million, representing the full amount of the first tranche of the €570 million OCEANE convertible bond issue carried out in May 2002, plus the redemption premium. None of these bonds had been converted prior to that date.

On July 22, 2005 Accor redeemed the zero coupon bonds indexed to the Accor share price, issued on July 22, 1998 for €122 million.

During the year, certain holders of bonds under the €616 million OCEANE convertible bond issue carried out in October 2003 exercised their conversion option. A total of 8,920,986 bonds were converted into new Accor shares based on a ratio of one bond for one share, representing €359 million.

At December 31, 2005, 6,383,362 bonds, with a face value of €40.25 each, remained on the Company's balance sheet, representing a total of €257 million.

The parent company financial statements presented in this document are condensed versions.

On January 9, 2006, shareholders resolved to change the Company's corporate governance structure from a Management Board and a Supervisory Board to a Board of Directors.

Role of the parent company towards subsidiaries

Accor SA owns the Sofitel, Novotel, Mercure, Ibis, Etap Hôtel, Formule 1 and Ticket Restaurant brands. The Company also owns the business rights corresponding to hotel properties, and holds hotel management and franchise contracts.

Since January 1, 1999, the Company has leased to several subsidiaries, set up for this purpose in France, all of the hotels that it previously operated directly. Its business rights are now managed under lease contracts, covering a total of 63 Novotel hotels, 3 Mercure hotels, 2 Ibis hotels, the complexes in Quiberon and Oléron, and 4 other Thalassa hotels. The three remaining hotels managed directly by Accor SA are Mercure Paris Bercy, Mercure Paris Etoile and Novotel Lille Flandre.

The services provided to Group companies by Accor SA include information systems, purchasing, cash management and guarantee, advertising, marketing and advisory services, as well as the lending of staff.

Accor has around 240 subsidiaries that are at least 50%-owned. The largest interests, in terms of value, are as follows:

- Compagnie Internationale des Wagons-Lits et du Tourisme (€1,149 million): CIWLT is a Belgian company that offers onboard train services in Europe, directly or through subsidiaries. It owns 50% of the capital of CWT Holdings BV, the holding company for the Carlson Wagonlit Travel agency network. In 2005, revenues totaled €142 million (2004: €137 million). As of February 22, 2006, net profit for 2005 was estimated at €12.5 million, compared with a €19.4 million loss in 2004, as finally reported. CIWLT paid €12.1 million in dividends to Accor SA in 2005.
- IBL (€1,052 million): IBL owns 37.9% of Accor Lodging North America, the holding company for the Group's hotels business in the United States. IBL does not have any other activities and its income consists essentially of financial revenues and dividends received from Accor Lodging North America. No dividends were received in 2004 or 2005. In 2005, IBL recorded a net profit of €3.7 million versus €3.5 million the previous year, and paid dividends of €3.5 million to Accor SA, compared with €4.0 million in 2004.
- Accor Lodging North America (€984 million): Accor Lodging North America is the holding company for the Group's hotels business in the United States. At end-December 2003 and again in 2004, it received significant capital injections to finance development projects and debt repayments, as well as to reduce its interest costs. In 2005, the company's Hotels Division reported a 5.3% increase in total revenue to $1.5 billion, led by the strong recovery in demand in the United States. As in 2004, however, the company ended the year at breakeven, as the subsidiaries did not pay any dividends. Accor Lodging North America also owns 98.3% of Accor Services North America.



- Accor Services France (€412 million): In 2005, issuing volume rose 4% compared with the previous year, lifted by the higher cap set for the exemption from payroll taxes on meal vouchers. Net revenues for 2005 stood at €57.1 million, representing a 3.6% increase on the previous year. Operating profit before tax was stable, however, at €28.6 million compared with €28.4 million in 2004, due to the impact of further lower average interest rates on investment income and the recording of a provision for theft. Net profit came to €18.6 million, against €17.2 million in 2004. Accor Services France paid €16.2 million in dividends to Accor SA in 2005, versus €17.2 million a year earlier.
- Accor Hotel Belgium, into which Cobefin was merged in 2004, is a Belgian holding company that together with its subsidiaries runs the Group's hotel operations in Belgium. It also owns 1.42% of Compass, 99.9% of Accor Asia, and 74.5% of AAPC, the parent company of the Australian hotels business. Accor Hotel Belgium reported a net loss of €40.5 million in 2005, including €50 million in additions to provisions for impairment of securities, mainly relating to Compass. The company did not pay a dividend in 2005.

The other interests held by Accor SA are listed in the table of subsidiaries and affiliates presented after the condensed parent company financial statements.

Risk Management

Cash and Capital Funds

Details of the key management ratios and the financing structure are provided in the consolidated financial statements (see page 115 and note 29, page 161). Cash flows are described in the consolidated cash flow statement on page 112.

Unused liquid facilities at December 31, 2005 totaled €4,377 million, including €2,318 million in confirmed bank credit lines expiring in more than one year and €2,059 in immediately available cash investments primarily denominated in euros (see paragraph hereafter on liquidity risk). Of these cash resources, €1,972 million will be used to redeem debt that matures in 2006.

Accor is not subject to any restrictions relating to the use of its capital that could significantly impact its operations.

Currency and interest rate risk management policies are described hereafter.

Risk Factors

Liquidity risk

Liquidity risks are managed by Corporate Treasury and Financing. By centralizing cash management at Group level, requirements and surpluses can be offset before having to raise funds in the financial markets.

Financing policies are designed to ensure that the Group has immediate access-at the lowest possible cost-to the cash it requires to finance corporate assets, meet short-term cash needs and fund expansion.

Short-term financing needs are secured by undrawn medium-term confirmed lines of credit obtained from leading banks (see note 29B to the consolidated financial statements, page 162). At December 31, 2005, the amounts available under these lines of credit totaled €2,318 million, of which €2,000 million expire in October 2009.

In addition, Accor has significant cash investments with an average maturity of six months that can be converted into liquidity at any time (see note 29E to the consolidated financial statements, page 163). These investments consist mainly of negotiable debt securities, such as certificates of deposit, as well as mutual fund units invested with leading financial institutions and which are therefore not exposed to counterparty risk. The Group can also secure diversified medium and long-term financial resources, comprising bank debt and bond issues, to finance its development.

In light of these facilities, the Group is not exposed to any liquidity risks.

None of the loan agreements include any rating triggers. However, certain loan agreements include acceleration clauses that may be triggered if the covenant related to the interest cover ratio is breached, i.e. the ratio of EBITDAR to interest expense (excluding unpaid interest on convertible bonds and the impact of changes in fair value of derivatives). Early repayment may be required if this ratio is equal to or less than 3.8x. This clause concerns only confirmed lines of credit that had not been drawn down at December 31, 2005. No acceleration clauses apply to consolidated debt at December 31, 2005, in the amount of €3,124 million.

In addition, none of Accor's loan agreements include a cross default clause, requiring immediate repayment of a debt in the event of default on another facility. Cross acceleration clauses only concern loan agreements with a duration of at least three years: these clauses would be triggered only in respect of borrowings, not commercial debt, and only if significant amounts were accelerated.

Currency and interest rate risks

A variety of financial instruments, including swaps, caps and forward purchases and sales of foreign currencies, are used to manage interest rate and currency risks arising in the normal course of business. Risk management policies are based on three core principles: protection, liquidity and cost-effectiveness. Interest rate and currency risks are managed by Corporate Treasury and Financing, which reported directly to the Management Board until January 9, 2006. Since that date it reports to the Chief Financial Officer, in charge of Purchasing and Information Technology systems, who is also a member of the Executive Committee. Financial instruments are used to support Group investment, financing and hedging policies, to help manage debt and to minimize the risks on business transactions. Computer applications (GTM, Microlis) are used to monitor the breakdown of debt between fixed and floating rate and by currency, as well as to generate reporting schedules, with integrated online access to Reuters and Bloomberg databases.

Management of currency risks

Long-term investment policy

When Accor SA invests directly or indirectly in a foreign subsidiary, the investment is generally made in the subsidiary's local currency. These are very long-term positions and consequently the currency risk is not hedged.

Financing

An internationally-recognized signature allows Accor to raise various forms of financing either through banks or through the issue of billets de trésorerie (commercial paper) in France and of bonds in French and international markets.

From time to time, the Group also takes advantage of market opportunities by raising financing in a given currency and at a given rate of interest and then using a swap to convert the facility into the currency and interest rate required to finance business needs (see note 29C to the consolidated financial statements, page 162). This represents an effective method of reducing borrowing costs.

Generally, the Group's policy is to finance its assets and operating requirements in the currency of the country concerned, in order to create a natural hedge and avoid any currency risk.

Other currency hedges

Currency risks are hedged in the Travel Agencies business, based on identified underlyings (such as outstanding invoices). The most commonly-used instruments are forward purchases and sales of foreign currencies.

In the Services business, which has a major presence in South America, Accor is able to limit earnings erosion from the sharp devaluation of local currencies by hedging cumulative earnings in hard currencies, using instruments such as currency swaps.

There is little need to hedge currency risks in the other businesses as the volume of intercompany transactions in foreign currencies is limited and revenues are denominated in the same currency as the related costs.

Management of interest rate risks

Consolidated borrowings include both fixed rate debt and floating rate debt denominated in various currencies (see note 29D to the consolidated financial statements, page 163). Target breakdowns between fixed and floating rate debt are determined separately for each currency, giving due regard to anticipated trends in interest rates and to changes in the composition of debt, due to new borrowings and the repayment of existing borrowings. The targets are reviewed at regular intervals and new targets are set for future periods by senior management. The related financing strategy is implemented by Corporate Treasury and Financing.

The most commonly-used instruments are interest rate swaps and caps; they are contracted with banks rated investment grade based on the model recommended by the French Banking Federation, and do not therefore give rise to any counterparty risk.

Accor does not conduct any trading transactions and has no plans to engage in this type of activity. Neither the Parent Company nor the Group has any open currency or interest rate positions that would be likely to expose the Group to significant risks.

Equity risk

Accor does not hold any shares in listed or unlisted companies, except for strategic investments. At December 31, 2005, strategic investments in listed companies were as follows:

- Compass: these shares were acquired in exchange for the sale of Eurest assets. They are recorded under "Non-current financial investments" (see note 21 to the consolidated financial statements, page 150). All of these shares were sold in March 2006 (see "Significant Events of Early 2006", page 18).
- Accor (treasury stock): of the 1,528,731 Accor shares held in treasury at December 31, 2005, 550,000 are earmarked for possible payment to the Caisse des Dépôts et Consignations under the earn-out clause relating to the purchase of 1,500,000 Club Méditerranée shares. A further 978,731 shares have been set aside to be granted i) on exercise of the exchange option under convertible/exchangeable bonds, ii) on the exercise of stock options, iii) in relation to the allocation of stock without consideration to employees and/or corporate officers, or iv) in connection with the Corporate Savings plan. They are therefore carried at historical cost and not at the lower of cost and market.

Business risks

Accor is not subject to any specific legislation that could have an impact on its operations. In addition, it is not technically or commercially dependent on any suppliers, subcontractors, customers or other third parties:

- Accor SA and a number of its wholly-owned subsidiaries own the trademarks used by the Group. These trademarks are registered with local intellectual property organizations, such as INPI and OMPI. The period of legal protection in each case depends on local legislation.
- Accor also owns the assets and contractual rights necessary to operate its business.

In addition, no governmental, economic, budgetary, monetary or political factors have been identified that could significantly impact business operations.

Lastly, the Group is not subject to any specific confidentiality obligations.

Legal risks, litigation and arbitration procedures

Accor operates on a global scale and no specific regulations are applicable across all of its businesses.

However, Accor SA and its subsidiaries are naturally subject to local legislation and regulations governing the hotel, restaurant, service voucher and travel agency businesses.

For example, in each country:

- Hotels are required to comply with the regulations applicable to establishments open to the public.
- The service vouchers business has to tailor its products to local tax and labor laws and other legal requirements.
- Licenses and permits have to be obtained from local authorities to operate travel agencies.

To the best of the Group's knowledge, no regulatory or legal changes are planned that would have a material adverse effect on its business.

Information concerning claims, litigation and arbitration procedures that could have, or have had in the recent past, a material adverse effect on the Group's financial position, business or results of operations is provided in note 38 to the consolidated financial statements. To the best of the Group's knowledge, no other claims or litigation are in progress or pending that could have, or have had in the recent past, a material adverse effect on the Group's financial position, business or results of operations.

Liabilities are recognized and provided for in accordance with the applicable accounting standards (see note 1.I to the consolidated financial statements, page 122).

Provisions for claims and litigation are recorded by the Group on receipt of a summons, and are determined based on an assessment of the related risk carried out jointly with the Group's external advisers. Details of these provisions are provided in note 26 to the consolidated financial statements, page 156. In light of the large number of small claims - with €102 million made up of individual claims representing less than €10 million each, only claims for material amounts, representing a total of €59 million, are presented in detail.

Accor has not given any material commitments under shareholder agreements except as explained in note 39 to the consolidated financial statements on page 172.

Insurance - risk coverage

Accor's risks are spread over a very large number of locations throughout the world, and the Group is therefore not exposed to the risk of one claim affecting all of its facilities simultaneously.

The majority of risks are covered via a global insurance program that comprises comprehensive policies (subject to named exclusions) covering property and casualty, business interruption and liability risks.

Property and casualty and business interruption risks are insured up to a maximum of €300 million per claim, corresponding to the maximum claim that would arise from the loss of the largest of the Group's hotels. Liability risks are also insured up to a maximum of €300 million per claim.

For the majority of the sites covered by the global insurance program, the value of assets and the gross margins generated by the operation of those assets are assessed on an annual basis. The highest-value site is considered as representing the maximum possible loss and is used as the benchmark for the insurance cover purchased.

Insured amounts for liability claims are determined by performing simulations using unfavorable assumptions in order to ensure that the level of cover is adequate.

Under the global insurance program, 90% of recurring risks are self-insured with all units sharing the related costs. Self-insured recurring risks are reinsured through a dedicated reinsurance company. This company in turn obtains its own reinsurance in order to limit the Group's commitments and avoid the funds earmarked for these risks being used up.

Risks that are not self-insured are covered by internationally recognized insurance and reinsurance companies.

Local insurance programs are set up in certain countries such as the United States and Brazil. The US program was set up to take advantage of favorable local insurance market conditions for the types of risks involved. Cover encompasses business interruption, property and casualty and liability risks. A local program was set up in Brazil in order to comply with the country's insurance regulations.

Protection against natural disaster and terrorism risks is a particular priority for the Group. Specific terms have been negotiated, including bonuses and rebates if no claims are made or the loss ratio remains below a certain level.

The Group, its insurers and independent loss prevention experts perform regular audits and appraisals of insurable risks, to reduce risk exposure and ensure that risks are adequately covered on a cost-effective basis, taking into account conditions in the insurance and reinsurance markets. Changes in market insurance rates are closely monitored and, where appropriate, risks are self-insured in order to limit the insurance costs incurred by the various businesses and avoid sharp fluctuations in these costs.

The insurance program was renewed on January 1, 2006 at favorable rates based on market trends. The amount paid in insurance premiums in 2006 will represent approximately 0.5% of 2005 revenues.

Other forms of global insurance, such as cover for construction-related risks and IT fraud, are also set up centrally in order to limit insurance costs.

The Group has also set up a Risk Prevention Committee, whose role and responsibilities are described in the report of the Chairman of the Board of Directors on internal control procedures.

Environmental risks

Potential environmental risks in the Hotels business mainly concern the storage of gas and fuel oil in or near the hotels, the malfunction of a PCB transformer, spillage of cleaning products, contamination from cooling towers, and the risk of fire. Specific risk prevention policies have been set up in relation to these issues.

In addition, Accor's businesses are more likely to be exposed to external environmental risks, such as oil spills, than to be the source of environmental risks themselves.

Guarantees and collateral

Collateral for Accor SA borrowings is not material. It is not Group policy to give collateral to lenders. Under certain leases, the Group may be called on to grant a lien on the business ("*nantissements de fonds de commerce*"). Details of pledged and mortgaged assets are provided in note 39 to the consolidated financial statements on page 172.

Sensitivity Analysis

Based on 2005 published data, sensitivity analysis has been performed to measure the impact on profit before tax and non-recurring items of a change in the dollar-to-euro exchange rate, in interest rates and revenue per available room (RevPAR). The results are as follows:

- The impact on profit before tax and non-recurring items of a five-cent change in the dollar-to-euro exchange rate would be €5.7 million.
- The impact of profit before tax and non-recurring items of a 50 basis-point change in short-term interest rates would be €2.6 million for euro-denominated debt and €1.5 million for dollar-denominated debt.
- The impact on profit before tax and non-recurring items of a 1-point change in RevPAR (occupancy times average room rate) would be €13.5 million for Upscale and Midscale hotels, €9.9 million for Economy hotels in Europe and €8.5 million for Economy hotels in the United States.

Impact on profit before tax and non-recurring items of a 1-point change in RevPAR

Hotels by segment	Impact
Upscale and Midscale	€13.5 million
Economy Europe	€9.9 million
Economy US	€8.5 million

Corporate Governance

Governance Structures

Accor's new corporate governance system reflects the recommendations drawn up in the final quarter of 2005 by the Supervisory Board's Governance Committee (created on October 10, 2005) and unanimously endorsed by the Board on November 14, 2005.

On January 9, 2006, shareholders approved the change in governance structure to a Board of Directors, replacing the Supervisory Board and Management Board structure in place since 1997. The same day, the Board of Directors elected to separate the functions of Chairman of the Board and Chief Executive Officer, in accordance with Article L.225-51-1 of the French Commercial Code (as introduced by the French «New Economic Regulations» (NRE) Act). The new organization, which is aligned with our commitment to promoting best corporate governance practices, establishes a clear distinction between executive and non-executive functions, while ensuring that directors are closely involved in the major decisions that affect Company operations.

In accordance with the law and the Company's bylaws, the Chairman of the Board of Directors chairs Board meetings, organizes and leads the work of the Board and Board meetings, ensures that the Company's corporate governance structures function effectively, and obtains assurance that directors are in a position to fulfill their responsibilities.

In accordance with the law and the Company's bylaws, the Chief Executive Officer represents the Company in its dealings with third parties and has the broadest powers to act on behalf of the Company in all circumstances. The situations where the exercise of Chief Executive Officer's powers is subject to the prior approval of the Board of Directors are detailed in the report of the Chairman of the Board of Directors drawn up pursuant to article L.225-37 of the French Commercial Code.

The Company's Board of Directors has seventeen members. The main roles and responsibilities of the Board are to determine the Company's strategy, oversee its implementation, examine any and all issues concerning the efficient running of the business, and make decisions on all matters concerning the Company.

The bylaws stipulate that each Board member is required to hold at least 500 Accor shares. To promote high attendance rates at Board meetings, 50% of the total fees awarded to members of the Board of Directors are allocated based on their attendance record.

Accor complies with the corporate governance principles for listed companies, as described in the AFEP/MEDEF reports on corporate governance.

At its meeting on January 9, 2006, the Board of Directors assessed the independence of its members, applying the criteria set out in the AFEP/MEDEF reports on corporate governance. These criteria state that a member of the Board of Directors of a corporation cannot be qualified as independent if he or she:

- Is -or has been at any time in the last five years- an employee or a corporate officer of the corporation, or an employee or director of its parent or a company that it consolidates.
- Is a corporate officer in a company in which the corporation directly or indirectly holds a directorship, or in which an employee appointed as such or a corporate officer of the corporation (current or in the past five years) holds a directorship.
- Is a customer, supplier, investment banker or commercial banker (i) that is material for the corporation or its group, or (ii) for which the corporation or its group represents a material proportion of the entity's activity.
- Has close family ties to a corporate officer.
- Has been an auditor of the corporation in the last five years.
- Has been a director of the corporation for more than twelve years.

Based on these criteria, the Board considers nine of the seventeen directors to be independent, as follows: Isabelle Bouillot, Philippe Camus, Aldo Cardoso, Gabriele Galateri di Genola, Roderic Lyne, Franck Riboud, Jérôme Seydoux, Theo Waigel and Serge Weinberg.

In accordance with the Company and Directors By-laws, Paul Dubrule and Gérard Pélisson, Co-Chairmen and Co-Founders, attend Board Meetings in a consultative capacity, and may be invited to attend meetings of the Board Committees.

In accordance with corporate governance principles, the Board of Directors is assisted in preparing its decisions by the following four Board Committees:

- The **Strategy Committee**, comprising seven members, including three independent members: Serge Weinberg, who serves as Committee Chairman, Sébastien Bazin, Aldo Cardoso, Francis Mayer, Gilles Pélisson, Baudouin Prot and Franck Riboud.

- The **Audit Committee**, comprising four members, including three independent members:
  Aldo Cardoso, who serves as Committee Chairman, Isabelle Bouillot, Philippe Camus and Étienne Davignon.
- The **Commitments Committee**, comprising four members, including one independent member:
  Sébastien Bazin, who serves as Committee Chairman, Philippe Citerne, Gabriele Galateri di Genola and Dominique Marcel.
- The **Compensation and Appointments Committee**, comprising four members, including three independent members: Jérôme Seydoux, who serves as Committee Chairman, Philippe Camus, Francis Mayer and Serge Weinberg.

The organizational and operational framework applicable to the Board of Directors and the Board Committees is described in the Company's bylaws and in the Directors By-laws, presented below. In addition, members of the Board adhere to the Directors Code of Conduct (also presented below), which defines the scope of the directors' duty of diligence, discretion and confidentiality, and sets out the rules applicable to trading in the Company's securities.

Lastly, with a view to preventing any potential conflict of interests, members of the Board are required to complete a statement every year disclosing any and all direct or indirect tie they have with the Company. Based on these statements, the Company has not been notified of any such potential conflict of interests.

The procedures for organizing and preparing the work of the Board during the first quarter of 2006 are described in the report of the Chairman of the Board of Directors drawn up pursuant to article L.225-37 of the French Commercial Code. In accordance with good corporate governance practices, an assessment of the Board's procedures will be conducted at the end of 2006.

The procedures of the Management Board and Supervisory Board in 2005 are also described in the report of the Chairman of the Board of Directors drawn up pursuant to article L.225-37 of the French Commercial Code.

Board of Directors By-Laws

The members of the Board of Directors of Accor (hereinafter the Company) abide by the following operating rules, which constitute the By-laws of the Board of Directors.

These By-laws are based on market recommendations aimed at compliance with the fundamental principles of corporate governance.

These By-laws are intended for internal use only. Their objective is to supplement the Company By-laws by specifying the Board of Directors' organizational and operating procedures. They may not be relied on by the shareholders or third parties in any claims against the directors, the Company or any Group Accor company (hereinafter the Group). They apply, where appropriate, to the non-voting directors appointed by the Board of Directors as well as to the Founding Co-Chairmen designated in Article 21 of the Company's By-laws.

The existence and main provisions of these By-laws shall be disclosed to the shareholders and to the public.

1. Composition

At least half of the directors on the Board of Directors must be independent within the meaning of the criteria set forth in the 1995, 1999 and 2002 AFEP/MEDEF consolidated reports.

Every year, prior to calling the Annual Shareholders' Meeting, the Board Directors shall determine which of the directors are independent according to the above-mentioned criteria.

The conclusions of said assessment shall be disclosed to the shareholders and to the public in the annual report.

2. Meetings

As a rule, the Board of Directors shall hold at least six meetings per year, of which one dedicated to reviewing the budget and one dedicated to a strategic review of the Group's business. The proposed dates of each year's meetings shall be sent to the directors no later than November 30 of the previous year. Notices of meeting shall be sent by mail, e-mail or fax or given verbally by the Board's Secretary.

The draft minutes of each meeting shall be sent to the directors concurrently with the notice of the next meeting. They shall be approved at this meeting and the final minutes shall be forwarded together with the notice of the next meeting.

Part of at least one meeting a year shall be devoted to assessing the Board's efficiency and effectiveness, in order to identify possible areas for improvement. In addition, the Board of Directors shall conduct a formal self-assessment periodically and in any event at least every three years.

For the purpose of calculating the quorum and majority, directors who take part in the meeting by any means making it possible to identify them and enabling their actual participation pursuant to current statutes and regulations shall be deemed to be in attendance.

3. Provision of information to the Board of Directors

The directors shall be provided with all the information necessary for them to carry out their duties.

Except when compliance with confidentiality or physical obstacles make it impossible, an information package pertaining to the items on the agenda that require prior study shall be sent to the directors in a timely manner prior to the meetings.

In addition, the directors shall be kept periodically informed between meetings of all significant events and transactions in the life of the Group. To this end, they shall be provided with all the press releases issued by the Company and a periodic summary of financial analysts' research on the Group.

At least once year the Board is informed of the Group's overall human resources, organization and information systems policies and discusses them periodically.

The directors shall be entitled to require the provision of any document required for the proceedings of the Board that has not been submitted to them. The request shall be sent to the Chairman of the Board of Directors who may submit it to the Board for a decision.

The directors shall have the right to meet with the Group's main executives, including without the presence of the corporate officers. To do so, they must first file a request with the Chairman of the Board of Directors who shall inform the Chief Executive Officer thereof.

4. Powers of the Board of Directors

The Board of Directors shall deal with all matters falling within the powers vested in it under the applicable laws and regulations In addition, the Board of Directors shall:

a) Approve the annual budget and the business plan presented by the Chief Executive Officer.

b) Review and approve the Group's overall strategy, at least once a year, in accordance with Article 2 of these By-laws.

c) Authorize the following decisions of the Chief Executive Officer prior to their implementation:

- Any and all immediate or deferred financial commitments representing more than €100 million per transaction. "Financial commitments" shall be defined as:
  - any and all acquisitions or disposals of assets and majority or minority interests in other companies; in the latter case, the amount of the commitment is considered as being equal to the entity's enterprise value,
  - any and all direct investments, for example for the creation of a business, the construction, refurbishment or extension of a hotel property, or expenditure on technological developments,
  - rental investments, measured on the basis of the market value of the leased asset,
  - hotel management contracts with a guaranteed minimum fee,
  - any and all loans to entities in which the Company or one of its subsidiaries does not hold the majority of the shares and voting rights, and any and all commitments to participate in share issues by such entities.
- Any and all transactions that have a material impact on the Group's strategy or lead to a material change in the Group's business base (mainly entry in a new business or withdrawal from an existing business), whatever the amount of the commitment.
- Any and all credit facilities obtained from a single bank or a banking pool for a cumulative amount of €2 billion, or any individual facility for a period of more than 15 years whatever the amount. The Chief Executive Officer is required to notify the Board of Directors of any and all credit facilities of less than €2 billion obtained since the last disclosure. The Board's prior approval is not required for borrowings due in less than one year.
- Any and all transactions involving the Company's shares carried out in application of Article L.225-209 of the French Commercial Code, which exceed one million shares per transaction and a cumulative two million shares per year.

d) Authorize the Chief Executive Officer to issue guarantees, bonds and endorsements in the Company's name, up to a cumulative amount of €1 billion per year. In accordance with the Company's bylaws, any such authorizations may be given for a period of one year. The Chief Executive Officer is required to report to the Board of Directors each year on the amount and nature of guarantees, bonds and endorsements issued under the authorization.

e) Discuss and decide on any proposed changes to the Group's management structure and review information about the main organizational changes.

5. Board of Directors committees

Board discussions and decisions in certain areas shall be prepared by specialist Board Committees made up of directors appointed by the Board for the duration of their term. These Committees shall examine matters falling within their terms of reference, as well as any matters referred to them for consideration by the Chairman of the Board. They shall report regularly to the Board on their work, together with their observations, opinions, proposals or recommendations.

To assist them in their work, the Board Committees may commission technical reports from management or external consultants. In both cases, the Chairman of the Board shall be notified in advance and shall inform the Chief Executive Officer. The Committees may also arrange meetings with members of company management responsible for the areas under review, without any corporate officers being present. In this case also, the Chairman of the Board shall be notified in advance and shall inform the Chief Executive Officer.

There shall be four standing Board Committees:

- The Strategy Committee.
- The Audit Committee.
- The Commitments Committee.
- The Compensation and Appointments Committee.

The Board of Directors may also set up one or more special Committees.

Each Committee shall be chaired by one of its members appointed by the Board on the recommendation of the Chairman or, if appropriate, one of the Vice Chairmen.

The Committee Chairman shall appoint a person who is not a Committee member to act as secretary.

The Chairman of each Committee may ask for the Committee to be consulted on any matters falling within its terms of reference that have not been referred to it.

Each Committee shall periodically review its rules of procedure and propose to the Board any changes that are considered necessary.

The Board Committees shall not have any decision-making authority.

5.1. The Strategy Committee

The Strategy Committee's role is to prepare the deliberations of the Board having to do with the Group's main strategic paths, in particular the expansion policy and its financing as well as to review the change in the Group's portfolio of businesses.

The Board may also refer to it any important strategic matter if such matter does not require the immediate deliberation of the Board of Directors. To that end, it shall prepare the Board's annual meeting devoted to a strategic review of the Group's businesses.

The Strategy Committee shall be comprised of no more than 7 members, including the Chairman of the Board and the Chief Executive Officer if he/she is also a director. It shall be chaired by an independent director.

When invited by the Chairman of the Strategy Committee, the Founding Co-Chairmen may take part in the work of the Committee in an advisory capacity.

The notices of meetings shall be mailed by the Chairman of the Committee along with an agenda.

5.2. The Audit Committee

The Audit Committee shall be responsible for ensuring that the accounting policies applied for the preparation of the financial statements of the Company and the Group are appropriate and applied consistently from one period to the next. Its terms of reference also include checking that internal reporting and control procedures provide adequate assurance concerning the reliability and completeness of financial information and the control of Group risk exposures. To that end it carries out the following tasks:

- It reviews the interim and annual consolidated financial statements and the financial statements of the Company, prior to their examination by the Board of Directors. This includes reviewing draft results press releases and announcements to be issued by the Company.
- It reviews the scope of consolidation and the reasons for excluding any entities.
- It assesses the Group's material risk exposures and off-balance sheet commitments, and receives a copy of the Chief Financial Officer's detailed report on these matters.
- It obtains assurance concerning the effectiveness of the Group's system of internal control, by reviewing the methods used to identify risks and the organizational principles and procedures of the Internal Audit department. It is also informed of the Internal Audit program and of the results of the internal audits carried out since the last presentation.
- It reviews the external auditors' audit plan and the results of their audits. It receives a copy of the external auditors' post-audit letter setting out the main issues identified during their audit and describing the main accounting options selected.
- When the external auditors' appointment is due to expire, it oversees the auditor selection procedure and reviews the proposals submitted by the various candidates, expresses an opinion on the proposed fee budgets for statutory audit work and makes recommendations to the Board of Directors on the choice of candidate.
- It validates the categories of additional audit-related work that the external auditors and the members of their networks may be asked to perform in accordance with the applicable laws and regulations.
- At the end of each year, it is informed of the fees paid by Group companies to the external auditors and the members of their networks during the year, including a detailed breakdown by type of engagement, and reports to the Board of Directors on these fees, as well as on its assessment of the external auditors' level of independence.

The Audit Committee shall be comprised of three to five members possessing the necessary technical knowledge to fulfill the Committee's duties. At least two-thirds of the members, including the Committee Chairman, must be independent directors.

The Audit Committee shall hold at least three meetings per year. One meeting -attended by the head of Internal Audit- shall be devoted to reviewing the effectiveness of the system of internal control.

The Audit Committee may make enquiries of the external auditors without the corporate officers and/or the Chief Financial Officer being present, after first notifying the Chairman of the Board who in turn notifies the Chief Executive Officer.

Calls to meeting shall be issued by the Committee Chairman and include the meeting agenda. Meetings to review the interim and annual financial statements shall be held at least three days prior to the Board meeting called to approve the financial statements. The members of the Audit Committee must receive all necessary documents on a timely basis. When members are first appointed to the Committee, they are given detailed information about accounting, financial and operational issues that are specific to the Group. The Chief Executive Officer, the Chief Financial Officer and the Statutory Auditors shall attend Audit Committee meetings as needed and in any event the meetings devoted to reviewing the financial statements.

5.3. Commitments Committee

The Commitments Committee shall be comprised of no more than five members. Meetings of the Committee may be called at any time, in writing or verbally, by the Committee Chairman or the Chairman of the Board of Directors.

The Commitment Committee's recommendations are adopted by a simple majority. The Commitments Committee's role is to prepare the Board of Directors' meetings and to issue recommendations to the Board of Directors on the following matters:

- Any and all transactions that will have a material impact on the Group's business base.
- Any proposed asset purchases or sales or other investments to be carried out in the normal course of business (*i.e.* related to the Hotels business) representing a commitment of more than €300 million (measured as either the purchase or sale price or the enterprise value of the entity concerned). For purchases or sales of the Company's major hotel banners or assets that are not carried out in the normal course of business, the Commitments Committee reviews all projects for amounts (price or enterprise value) in excess of €100 million. Transactions carried out in the normal course of business are defined as the construction of new hotels or the purchase or sale of individual hotels.
- Any mergers or demergers.
- Any amendments to the Company's corporate purpose.
- Any Similar Transaction (as the term is defined below), the terms and conditions of which are more favorable overall to the given individual or group of individuals to whom the securities are issued than convertible bonds or redeemable bonds subscribed by ColTime S.à.r.l and whose issue takes place no later than November 18, 2006.

"Similar Transaction" shall mean the issue either directly or indirectly by the Company of bonds (with the exception of bonds with no corporate governance rights), equities or securities granting access to the share capital reserved for a given individual or group of individuals (with the exception as needed of issues of securities reserved for the Group's employees or managers) in exchange for a payment in cash.

5.4. Compensation and Appointments Committee

The Compensation and Appointments Committee's role is to prepare the Board of Directors' decisions pertaining to the compensation of the corporate officers and the policy for granting stock subscription and/or stock purchase options (as well as the policy for granting bonus shares) and to prepare changes in the composition of the Company's management institutions.

To this end, it carries out the following tasks:

- It prepares recommendations, in conjunction with the Chairman of the Board of Directors, regarding the succession of the corporate officers and the selection of new directors. As part of the process for selecting directors, the Committee shall take into consideration the desirable balance of the Board's composition, ensure that each director being considered has the required experience and availability and ensure that the directors have a wide array of experiences and skills in order to enable the Board of Director to carry out its duties effectively with the necessary objectivity and independence vis-à-vis both the General Management and a given shareholder or group of shareholders.
- It studies and prepares recommendations regarding both the fixed portion and variable of the corporate officers' compensation, the granting to them of stock subscription and purchase options by any Group company, the granting of bonus shares, all the provisions regarding their retirement plans and all other in-kind benefits.
- It defines and implements the rules for setting the variable portion of the corporate officers' compensation while ensuring that said rules are consistent with the annual evaluation of the corporate officers' performance and with the Group's medium-term strategy.
- It gives the Board an opinion regarding the overall policy for granting stock subscription and/or purchase options and the schemes proposed by the Chief Executive Officer.
- It is kept informed of the compensation policy of the main non corporate officer managers of the Company and other Group companies and reviews the consistency of such policy.
- It issues a recommendation to the Board on the overall amount of directors' fees that is proposed to the Company's Shareholders' Meeting. It proposes to the Board the distribution of said directors' fees and the individual amounts of the payments to be made as fees to the directors based on their attendance to the Board and Committee meeting pursuant to Article 6 of these By-laws.
- It reviews the policy and the projects proposed by the Chief Executive Officers regarding capital increases reserved for the employees.
- It reviews the insurance coverages taken out by the Company regarding corporate officer civil liability.

- It approves the information provided to the shareholders in the annual report regarding corporate officer compensation and the principles and procedures used to set the compensation of such corporate officers and the granting by and exercising of stock subscription or purchase options by the latter.
- In conjunction with the Chairman of the Board of Directors, it is tasked with issuing proposals on the implementation of corporate governance principles and in particular of preparing the evaluation of the Board's work.
- It periodically reviews whether the directors meet the independence criteria set forth by the Board and makes recommendations if it appears necessary to review the independent status of directors.

The Compensation and Appointments Committee shall be comprised of three to five members, the majority of which must be directors qualified as independent by the Board of Directors. It shall be chaired by an independent director.

The Compensation and Appointments Committee shall meet at least three times per year. The notices of meeting and an agenda shall be mailed by the Committee Chairman. The Chief Executive Officer may, at the Committee Chairman's request, attend meetings on matters on the agenda that do not involve him/her.

6. Secretary of the Board of Directors

Pursuant to the Company's By-laws, the Board of Directors shall name a Secretary who need not be a director.

The Board Secretary's role is to convene members to meetings of the Board of Directors when requested to do so by the Chairman and to draw up the draft minutes of the meetings of the Board of Directors which are then submitted for approval to the Board. He is entrusted with the task of sending the working documents to the directors according to the procedure set forth in Article 3 of these By-Laws and in general makes himself available to directors for any information request pertaining to their rights and obligations, the Board's operation or the life of the Company.

His duties also include maintaining and updating the statements for the prevention of conflicts of interest provided in Article 3 of the director's code of conduct.

Lastly, the Board Secretary shall attend the meetings of the Committees as needed at the request of the Chairman of the Board of Directors or the Committee chairmen. He may also be entrusted with the task of sending the working documents to the Committee members.

7. Directors' fees

Upon a motion of the Compensation and Appointments Committee, the Board of Directors shall distribute the annual amount of directors' fees allocated by the Shareholders' Meeting based in particular on the actual attendance of each director to the Board meetings and any Committee meetings of which he/she is a member.

Distribution is based on the following principles:

- The duties of Committee Chairman shall be compensated with a fixed portion of a flat amount defined by the Board of Directors for each Committee.
- The duties of a Committee member are compensated with fixed portion of a flat amount defined by the Board of Directors and with a variable portion based on attendance to meetings, which shall not exceed the amount of the fixed portion.
- Half of the available balance of the directors' fees shall be distributed in equal shares to each of the directors. The other half shall be distributed based on the number of Board meetings that the directors attended during the previous fiscal year.
- Both amount of directors' fees received by directors that act as both a Chief Executive Officers or Deputy Executive Officers and directors' fees received from other Group companies are factored in in order to determine their compensation as determined by the Board of Directors upon a motion of the Compensation and Appointments Committee.
- Directors' fees shall be paid no later than three months following the previous fiscal year.

Board of Directors Code of Conduct

The Board of Directors collectively represents all the shareholders and acts in the Company's interest. Each director, regardless of the reason for his appointment and his qualification by the Board of Director as regards the independence criteria set forth in the 1995, 1999 and 2002 AFEP/MEDEF consolidated reports represents all the shareholders and as such adheres to the principles of conduct defined in this Charter.

The non-voting directors appointed by the Board of Directors and the Founding Co-Chairmen referred to in Article 21 of the Company's articles of incorporation shall be governed by all of the provisions of this charter that are applicable to them.

1. Duty of due care

Directors shall carry out their duties as they see fit in the best interest of the Company. They shall strive at all times to improve their knowledge of the Group and its business lines and agree to be bound by a duty of vigilance and warning. They shall devote the necessary time and attention to their directorship in particular by attending the meetings of the Committees to which they belong, the meetings of the Board of Directors and the Shareholders' Meetings.

In addition to complying with the statutes and regulations on the holding of several directorships, it is up to each director to ascertain whether his/her duties as a director of the Company are compatible with the directorships or positions that he/she holds in other companies in particular as regards the workload. Each director is obligated to disclose periodically to the Company the directorships that he/she holds in any other company in order to enable the Company to comply with its statutory information obligations in this regard.

2. Information

Directors have the duty to request the information that they deem necessary to carry out their duties from the Company's management via the Chairman of the Board of Directors who informs Chief Executive Officer and the Board Secretary thereof. They shall have the right to meet with the Company's principal executives, whether or not in the presence of the Board of Directors and the Chief Executive Officer after having requested such a meeting from the Chairman of the Board of Directors who informs the Chief Executive Officer thereof.

When a new director takes office, the Board Secretary shall provide him with an information package containing the Company's articles of incorporation, the by-laws, the Directors Code of Conduct as well as the principal statutes and regulations regarding directors' responsibility.

Directors may consult the Board Secretary at any time regarding the scope of said statutes and regulations and the rights and obligations incumbent on him/her.

3. Transparency and preventing conflicts of interest

Directors shall strive to remain independent in any circumstance as regards their analysis, judgment, decision and action.

Directors agree not to seek out or accept any benefit likely to call into question their independence.

Any director that is directly or indirectly in a position of a conflict of interest - even potentially - with respect to the interest of the company because of the directorships that he/she holds and/or any interest that he/she has elsewhere shall inform the Chairman of the Board of Directors or any individual designated by him/her thereof. He/she shall abstain from the debates and decision-making on the matters affected and may have to leave a Board meeting during the debate, and, where applicable, the vote.

When he/she takes office, and subsequently every year no later than January 31, each director shall fill in an Affidavit according to the template attached to this Code Conduct in which he/she discloses any relationships of any kind with Group companies, their officers, vendors, customers, partners or competitors. He/she shall send the Affidavit to the Chairman of the Board of Directors and copy thereof to the Board Secretary.

The Board of Directors shall deliberate on the rates granted to directors when staying in a non-official capacity in Group hotels.

4. Trading in Company securities by the directors

Directors have access to insider information. Such information, if made public, could impact the price of the Company's share or any other security issued by the Company.

Pursuant to applicable statutes and regulations, they shall be obligated:

- To refrain from using insider information to trade such securities either directly or via an intermediary.
- Not to knowingly allow a third party to carry out such trading.
- Not to disclose such information to third parties even through carelessness.

In addition, without prejudice to the statutes and regulations on insider trading, periods known as "negative windows" shall be determined each year. During such periods, directors shall refrain from trading the Company's shares or any security issued by it (including to exercise share subscription or purchase options) either directly or via an intermediary even via the trading of derivatives. Such periods shall be comprised of 30 calendar days prior to the date of publication of the yearly and half-yearly consolidated financial statements as well as the day of these publications and the following day.

The exact dates of the "negative windows" shall be disclosed each year to the directors by the Board Secretary. If specific "negative windows" are set up in connection with financial or strategic transactions, the directors shall be informed immediately thereof by the Board Secretary.

A special system of "negative windows" may be put in place by resolution of the Board of Directors for directors that concurrently hold the positions of Chief Executive Officer or Deputy Executive Officer of the Company as well as for the Group's principal executives.

Each director shall report, under his liability, to the French Financial Markets Authority (*Autorité des Marchés Financiers*) and to the Company (to the attention of the Board Secretary) any trading involving the Company's shares or any other security issued by it and carried out by him/her or individuals that are closely related to him/her pursuant to applicable statutes and regulations.

Directors may consult the Board Secretary at any time regarding the scope of the "negative windows" system and on the conditions of application to such or such a case.

5. Duty of discretion and confidentiality

Pursuant to Article 15 of the Company's articles of incorporation, the directors shall be bound by a duty of discretion and confidentiality in the interest of the Company. To that end, they agree, under their liability, to truly keep secret all the information to which they have access, the resolutions and the operation of the Board of Directors and of any Committees to which they may belong as well as the content of the opinions issued or votes cast during Board or Committee meetings.

When requested by the Chairman of the Board of Directors, each director agrees to return or destroy immediately any document in his/her possession containing confidential information.

In addition, directors shall be obligated to cause the Chairman of the Board to vet any personal disclosure that they may have to make in the media on matters involving or likely to affect the Group, the Company and its governing bodies. This provision shall not apply to directors that concurrently hold the position of Chief Executive Officer or Deputy Executive Officer and that may have to make disclosures in that capacity in the name of the Company.

6. Shares owned privately

Pursuant to the articles of incorporation, directors must own 500 shares in the Company. Such shares and any shares acquired in excess of that number must be registered shares.

The permanent representatives of legal entities that are directors shall be under the same obligation.

The number of Company shares owned by each director (and each representative of legal entity that is director) shall be publicly disclosed by the Company.

Directors and Corporate Officers

Board of Directors

Thomas J. Barrack

- Thomas J. Barrack has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. He had been a member of the Supervisory Board since May 3, 2005.
- Founder, Chairman and Chief Executive Officer of Colony Capital LLC.
- Aged 58.
- Thomas J. Barrack is an attorney specialized in international financial law. He has also held the positions of President of Oxford Development Venture Inc., Senior Vice-President of E. F. Hutton & Co. in New York and Principal with the Robert M. Bass Group (RMBG), a company founded by Texas-based investor Robert M. Bass.

Sébastien Bazin

- Sébastien Bazin has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. He had been a member of the Supervisory Board since May 3, 2005.
- Chief Executive Officer Europe of Colony Capital SAS.
- Aged 44.
- Sébastien Bazin holds a Master of Business Administration from the Sorbonne University of Paris. Before joining Colony Capital in 1997, he was a Vice-President of the mergers and acquisitions group of Paine Webber in both London and New York, a Director of Hottinguer Rivaud Finances and the Group Director and General Manager of Immobilière Hôtelière.

Isabelle Bouillot

- Isabelle Bouillot has been a Director of Accor since January 9, 2006 and her term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. She had been a member of the Supervisory Board since February 14, 1996.
- Consultant, Corporate director.
- Aged 56.
- Isabelle Bouillot graduated from the *École Nationale d'Administration*. She has held various positions in the French government, notably economic advisor to the French President from 1989 to 1991 and budget director in the Ministry of the Economy and Finance from 1991 to 1995. She joined Caisse des Dépots et Consignations in 1995, where she served as Managing Director of the investment bank of the CDC-Ixis Group from 2000 to 2003.

Philippe Camus

- Philippe Camus has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008.
- Co-Managing Partner of Lagardère Group.
- Aged 57.
- Philippe Camus graduated from the *École Normale Supérieure and Institut d'Études Politiques de Paris*. He began his career in the Finance Department of Caisse des Dépôts et Consignations. In 1982, he joined the general management team of Lagardère Group and was appointed Managing Director and Chairman of the Finance Committee in 1993. He supervised the planning that led to the creation of EADS, where he served as Chief Executive Officer from 2000 to 2005. Philippe Camus has been Co-Managing Partner of Lagardère Group since 1998.

Aldo Cardoso

- Aldo Cardoso has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008.
- Corporate director.
- Aged 49.
- Aldo Cardoso holds a PhD in law and an MBA from *École Supérieure de Commerce de Paris*. He spent 24 years with Andersen, where he held various operational positions, and from 2002 to 2003 he served as Chairman and Chief Executive Officer of Andersen Worldwide.

Philippe Citerne

- Philippe Citerne has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. He had been a member of the Supervisory Board since June 28, 1983.
- Director and Chief Operating Officer of Société Générale.
- Aged 57.

- Philippe Citerne earned a graduate degree from the *École Centrale de Paris*. After holding a number of positions in the Finance Ministry, he joined Société Générale in 1979, where he has served successively as Vice-President Economic Studies, Vice-President Finance, Vice-President Human Relations and then Director and Chief Operating Officer since 1997.

Étienne Davignon

- Étienne Davignon has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. He had been a member of the Supervisory Board since May 16, 1990.
- Vice-President of Suez-Tractebel.
- Aged 73.
- Étienne Davignon holds a PhD in law. He was Vice-Chairman of the Commission of the European Communities from 1981 to 1985 before serving as Chairman of Société Générale de Belgique from 1988 to 2001. He was subsequently appointed as Vice-Chairman of Suez-Tractebel.

Gabriele Galateri di Genola

- Gabriele Galateri di Genola has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. He had been a member of the Supervisory Board since July 2, 2003.
- Chairman of Mediobanca SpA.
- Aged 58.
- Gabriele Galateri di Genola earned an MBA from Columbia University. He held various positions at Saint-Gobain, then at Fiat, beginning in 1977. Gabriele Galateri di Genola was appointed Managing Director of IFIL in 1986 and Chief Executive Officer in 1993.

Sir Roderic Lyne

- Sir Roderic Lyne has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008.
- Former British ambassador.
- Aged 57.
- Sir Roderic Lyne graduated in History from the University of Leeds and has been awarded honorary doctorates by Leeds, Kingston and Heriot-Watt Universities, as well as four universities in Russia. He has served in British Embassies in several countries, notably in Eastern Europe and Senegal. He was private secretary to the British Prime Minister from 1993 to 1996, the United Kingdom's permanent representative to the World Trade Organization and United Nations from 1997 to 2000, and British ambassador to the Russian Federation from 2000 to 2004.

Dominique Marcel

- Dominique Marcel has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. He had been a member of the Supervisory Board since May 3, 2005.
- Vice-President Finance and Strategy and member of the Executive Committee of Caisse des Dépôts et Consignations.
- Aged 50.
- Dominique Marcel is a graduate of *Institut d'Études Politiques de Paris* and *École Nationale d'Administration* (1983). He held a number of government positions, including principal private secretary to the Prime Minister in 2000. He later joined Caisse des Dépôts et Consignations, where he has been a member of the Executive Committee since 2003.

Francis Mayer

- Francis Mayer has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. He had been a member of the Supervisory Board since May 4, 2004.
- Chief Executive Officer of Caisse des Dépôts et Consignations.
- Aged 55.
- Francis Mayer earned a graduate degree from *École Nationale d'Administration* in 1979 and also has an advanced teaching degree (*Agrégé de Lettres*). He has held various positions, notably in the French Treasury, with the World Bank and with the European Investment Bank. He has served as Chief Executive Officer of Caisse des Dépôts et Consignations since 2002.

Gilles Pélisson

- Gilles Pélisson has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008.
- Aged 48.
- Gilles Pélisson graduated from France's ESSEC business school and holds an MBA from Harvard Business School. He began his career with Accor in 1983, in the United States and then in the Asia-Pacific region, and served as Co-Chairman of the Novotel hotel chain. He was appointed Chief Executive Officer of Euro Disney in 1995 and Chairman and Chief Executive Officer in 1997. In 2000, he joined the Suez group, then Bouygues Telecom as Chief Executive Officer and subsequently became Chairman and Chief Executive Officer (from February 2004 to October 2005).
- Gilles Pélisson is the nephew of Gérard Pélisson, Co-Founder and Co-Chairman of Accor.

Baudouin Prot

- Baudouin Prot has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. BNP Paribas, represented by Baudouin Prot, had been a member of the Supervisory Board since May 16, 1990.
- Director and Chief Executive Officer of BNP Paribas.
- Aged 54.
- Baudouin Prot graduated from the *École des Hautes Études Commerciales* and *École Nationale d'Administration* (1976). He is an *Inspecteur Général des Finances* and held a number of positions in the French government before joining BNP. He has served as Director and Chief Executive Officer of BNP Paribas since 2000.

Franck Riboud

- Franck Riboud has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. He had been a member of the Supervisory Board since July 3, 2001.
- Chairman and Chief Executive Officer of Danone.
- Aged 50.
- Franck Riboud has an engineering degree from *École Polytechnique Fédérale* in Lausanne, Switzerland. He has spent his entire career with the Danone Group, holding positions in finance, marketing and development and has served as Chairman and Chief Executive Officer since 1996.

Jérôme Seydoux

- Jérôme Seydoux has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. He had been a member of the Supervisory Board since January 7, 1997.
- Chairman and Member of the Executive Board of Pathé SAS.
- Aged 71.
- Jérôme Seydoux holds an engineering degree from *École Nationale Supérieure d'Électronique, d'Électrotechnique et d'Hydraulique* in Toulouse. He began his career as a financial analyst in New York and later served as a member of the Management Board of Banque Neuflize Schlumberger Mallet, Chief Executive Officer of Schlumberger, and Chairman of Chargeurs (1980-1996).

Theo Waigel

- Theo Waigel has been a Director of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008.
- Former German Finance Minister (from 1989 to 1998).
- Aged 66.
- Theo Waigel has a PhD in law. He held several positions in the Bavarian State Ministry before becoming a member of the German Bundestag, where he served from 1972 to 2002. He was simultaneously named Chairman of the CSU group and Vice-Chairman of the CDU/CSU parliamentary group in 1982. He served as German Finance Minister from 1989 to 1998.

Serge Weinberg

- Serge Weinberg has been the Chairman of the Board of Directors of Accor since January 9, 2006 and his term of office expires at the close of the Annual Meeting to be called to approve the accounts for the year ending December 31, 2008. He had been a member of the Supervisory Board since October 10, 2005.
- Chairman of Weinberg Capital Partners.
- Aged 54.
- Serge Weinberg graduated from *Institut d'Études Politiques de Paris* and France's *École Nationale d'Administration* (1976). He has served as principal private secretary (*Chef de Cabinet*) to the Budget Minister, Laurent Fabius (1981-1982), Chief Executive Officer of Havas Tourisme and General Manager of Pallas Finances. He joined the Pinault-Printemps-Redoute Group in 1990 and served as Chairman of the Management Board from 1995 to 2005. In March 2005, he set up Weinberg Capital Partners, a private equity firm specialized in LBO financing.

Co-Chairmen and Co-Founders

Paul Dubrule

Born on July 6, 1934 in Tourcoing (France), Paul Dubrule graduated from the *Institut des Hautes Études Commerciales*, University of Geneva. Co-Founder and Co-Chairman of the Novotel chain in 1963 with Gérard Pélisson, Co-Chairman of the Novotel S.I.E.H. Group (1971-1983). Co-Founder and Co-Chairman of the Accor Group (1983-1997). Paul Dubrule is also Chairman of Entreprise et Progrès and Co-Founder of the World Travel and Tourism Council (WTTC). In 2002, the Paul Dubrule Chair in Sustainable Development was created at INSEAD, the international business school. Paul Dubrule also personally set up a hotel school at Siem Reap, in Cambodia. On March 24, 2005, he was appointed Chairman of Maison de la France.

Gérard Pélisson

Born on February 9, 1932 in Lyon (France), Gérard Pélisson holds an engineering degree from the *École Centrale des Arts et Manufactures*, Paris, and a Master of Science in Industrial Management from the Massachusetts Institute of Technology (USA). Co-Founder and Co-Chairman of the Novotel chain in 1963 with Paul Dubrule, Co-Chairman of the Novotel S.I.E.H. Group (1971-1983). Co-Founder and Co-Chairman of the Accor Group (1983-1997). Gérard Pélisson has also served as Chairman of the Council on French Investment in Africa (CIAN), Chairman of the Union of French Citizens Abroad (UFE), Chairman of the Paul Bocuse Institute, Co-Founder and Vice-Chairman of the World Travel and Tourism Council (WTTC) and President of the École Supérieure de Commerce of Lyon (1990-1996).

Secretary of the Board of Directors

Pierre Todorov

Management Board and Supervisory Board

Prior to the change in the Company's corporate governance structure, the following persons were also members of the Company's Management Board or Supervisory Board during 2005:

Management Board

Jean-Marc Espalioux, 53, Chairman of the Management Board from January 7, 1997 to January 9, 2006.

Benjamin Cohen, 66, member of the Management Board since January 7, 1997 and Vice-Chairman of the Management Board from January 3, 2003 to January 9, 2006.

John Du Monceau, 67, member of the Management Board since January 7, 1997 and Deputy Vice-Chairman of the Management Board from January 3, 2003 to January 9, 2006.

André Martinez, 53, member of the Management Board from January 3, 2003 to January 9, 2006.

Jacques Stern, 41, member of the Management Board from March 8, 2005 to January 9, 2006. Jacques Stern has served as a member of the Executive Committee and held the position of Chief Financial Officer, in charge of Purchasing and Information Technology Systems since January 9, 2006.

Supervisory Board

Maurice Simond, 73, member of the Supervisory Board from January 7, 1997 to October 10, 2005, and previously a non-voting member from June 28, 1983.

Renaud d'Elissagaray, 72, member of the Supervisory Board from January 7, 1997 to January 9, 2006, and previously a non-voting member from January 27, 1988.

To the best of the Company's knowledge, no officer of the company has been convicted of fraud during the past five years. No member has served as an executive in a company that has filed for bankruptcy or had its assets seized or been placed in liquidation during the past five years. No member has been investigated and/or been the subject of disciplinary measures by any statutory or regulatory authority during the past five years. No officer has been barred by a court from serving as a member of the Board of Directors, Management Board, Supervisory Board or equivalent of an issuer or from participating in the management or conduct of the affairs of an issuer during the past five years. No officer of the Company has a service contract with the Company or any of its subsidiaries providing for the payment of any benefits.

Other directorships held by the members of the Board of Directors

• Thomas J. Barrack

CURRENT DIRECTORSHIPS

In France:
Director of Accor SA.

Outside France:
United States:
Chairman and CEO of Colony Capital LLC.
Director of Continental Airlines, Inc., First Republic Bank.

Philippines:
Director of Megaworld Properties & Holdings, Inc.

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS:

In France:
Member of the Supervisory Board of Accor.
Director of Lucia.

Outside France:
United States:
Director of Public Storage, Inc, Kennedy Wilson, Inc, Firstworld Communications Inc (now Verado Holdings Inc).

Bermuda:
Director of Kerry Properties Limited.

Japan:
Director of Aozora Bank.

Philippines:
Director of Megaworld Properties & Holdings, Inc.

• Sébastien Bazin

CURRENT DIRECTORSHIPS

In France:
Chief Executive Officer Europe of Colony Capital SAS.
Chairman of the Board of Château Lascombes.
Chairman of the Board and Chief Executive Officer of Lucia.

Member of the Supervisory Board of Buffalo Grill, ANF (Les Ateliers du Nord de la France).
Chairman of Société Hôtelière des Antilles Françaises (SAS), Coladria (SAS), Colwine (SAS), Front de Seine Participations (SAS), Toulouse Canceropole (SAS), Colbison (SAS), SAIP.
Director of Accor SA.
Legal Manager of Colony Le Chalet EURL, Colony Santa Maria EURL, Colony Santa Maria SNC, Colony Pinta SNC, Cc Europe Invest, Colmassy.
Permanent representative of Front de Seine Participations SAS, Managing Partner of Front de Seine Hôtel.
Permanent representative of Fineurogest SA, Director of France Animation.
Permanent representative of Lucia, Legal Manager of Lusi Danton 2.
Permanent representative of Lucia, Managing Partner of SNC Immobilière Lucia et Compagnie, SNC Lucia 92 et Compagnie, SNC Immobiloisir Serre Chevalier.
Permanent representative of Lucia, Chairman of Lucia Club CH, Lucia Investimmo, Lucia Invest Adria, SAS Lucia Investissement.
Permanent representative of Lucia, Liquidator of Eural, Société de Gestion Alimentaire, Elven.
Permanent representative of Lucia, Legal Manager of SCI Clair Logis.

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France:

Chairman of Financière Baltimore SAS, SAS Baltimore, Financière Le Parc SAS, SAS Le Parc, SAS ABC Hotels, SAS Défense CB3, Financière Paris Astor SAS, SAS Paris Astor, Financière Castille SAS, SAS Castille, Financière Élysées Ponthieu SAS, SAS Élysées Ponthieu, Financière Terminus Nord SAS, SAS Terminus Nord, Financière Terminus Est SAS, SAS Terminus Est, SIHPP, Financière Libertel 2 SAS, SAS Libertel 2, Financière Libertel Ter SAS, SAS Libertel Ter, Financière Libertel Bis SAS, SAS Libertel Bis, Financière Libertel Quater SAS, SAS Libertel Quater, Financière Libertel 16 SAS, SAS Libertel 16, Coldif SAS, Coleven SAS, Financière Libertel Régions, SAS Libertel Régions, Financière Marignan Élysées, SAS Marignan Élysées, SAS Hotel The Grand, Colony Capital SAS.
Permanent representative of Lucia, Managing Partner of Lucia Saint Quentin 78, SNC 10 Quai Paul Doumer.
Permanent representative of Fineurogest SA, Director of Antefilms Production.

• Isabelle Bouillot

CURRENT DIRECTORSHIPS

In France:

Director of Accor and Compagnie de Saint Gobain.
Managing Partner of IB Finance.

Outside France:

Umicore (Belgium).

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France:

Chairman of the Supervisory Board of CDC Ixis Capital Markets.
Member of the Supervisory Board of CNCE, CNP, CDC Ixis Asset Management, Accor.
Director of CDC Ixis Private Equity, C3D, La Poste.

Outside France:

Chairman of CDC Ixis Capital Markets North America.
Director of San Paolo IMI.

• Philippe Camus

CURRENT DIRECTORSHIPS

In France:

Vice-Chairman and Chief Operating Officer of Arjil Commanditée - Arco SA.
Representative of Arjil Commanditee - Arco SA, General Partner and Co-Legal Manager of Lagardère SCA.
Director of Hachette Filipacchi Medias (SA), La Provence (SA), Nice Matin (SA), Editions P. Amaury (SA), Crédit Agricole, Accor.
Permanent representative of Hachette SA on the Board of Directors of Hachette Distribution Services (SA).
Permanent representative of Lagardère SCA on the Board of Directors of Hachette SA.
Honorary Chairman of GIFAS.
Permanent representative of Lagardère Active on the Board of Directors of Lagardère Active Broadcast (Monaco).

Outside France:

Chairman and CEO of Lagardère North America (United States).

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France:

Chairman of EADS France (SAS), of Groupement des Industries Françaises Aéronautiques et Spatiales (GIFAS).
Director of GIE PGS, Crédit Lyonnais, Dassault Aviation (SA).
Member of the Compensation Committee and the Partners Committee of Airbus (SAS).

Outside France:

Netherlands:

Executive Co-Chairman of EADS N.V., EADS Participations B.V.

• Aldo Cardoso

CURRENT DIRECTORSHIPS

In France:

Director of Accor, Gaz de France, Orange, Imerys, Rhodia.
Non-voting director of Bureau Veritas, Axa Investment Managers.

Outside France:

Director of Mobistar (Belgium).

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France:

Director of Penauille, Axa Investment Managers.

• Philippe Citerne

CURRENT DIRECTORSHIPS

In France:

Chairman of Systèmes Technologiques d'Échanges et de Traitement.
Director and Chief Operating Officer of Société Générale.
Director of Accor, Crédit du Nord, Geneval.
Member of the Supervisory Board of Sopra Group.

Outside France:

Director of Unicredito Italiano (Italy), SG Hambros Bank & Trust Ltd, Grosvenor Continental Europe SAS, TCW.

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France:

Director of SG Asset Management.
Permanent representative of Société Générale on the Supervisory Board of Accor.
Permanent representative of Société Générale on the Board of Directors of Answork, TF1.

• Étienne Davignon

CURRENT DIRECTORSHIPS

In France:

Director of Accor and Suez.

Outside France:

Belgium:
Chairman of Compagnie Internationale des Wagons-Lits et du Tourisme, Compagnie Maritime Belge, Recticel, Sibeka, SN Air Holding.
Vice-Chairman of Suez-Tractebel, Cumerio.
Director of Sofina, Realsoftware.

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France:

Director of Pechiney.
Member of the Supervisory Board of Accor.

Outside France:

Belgium:
Vice-Chairman of Société Générale de Belgique, Petrofina, Tractebel, Fortis, Umicore.
Director of Solvay, BIAC.

Germany:
Member of the Supervisory Board of BASF.

• Gabriele Galateri Di Genola

CURRENT DIRECTORSHIPS

In France:

Director of Accor.

Outside France:

Italy:
Chairman of Mediobanca S.p.A., Istituto Europeo Di Oncologia, Centro Cardiologico Monzino.
Chairman of the Board of Istituto Italiano Di Tecnologia.
Vice-Chairman of Assicurazioni Generali S.p.A..
Vice-Chairman and Mediobanca representative in the RCS S.p.A. Patto di Sindicato.
Director of Banca Esperia S.p.A., IFI S.p.A., Italmobiliare S.p.A., Cassa Di Risparmio Di Savigliano, UTET.
Director and Mediobanca representative in the Pirelli & C. S.p.A. Patto di Sindicato.
Mediobanca representative in the GIM S.p.A. Patto di Sindicato, Gemina S.p.A.
Member of the Supervisory Committee and Director of San Faustin N.V.

Germany:
Member of the Central Advisory Board of Commerzbank A.G.

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France:

Director of Worms & Cie.
Member of the Supervisory Board and the Commitments Committee of Accor.

Outside France:

UK:
Director of Arjo Wiggins Appleton.
Member of the International Advisory Board of Morgan Stanley.

Italy:
Chairman of Business Solution S.p.A., Ciao Web Srl, Emittente Titoli S.p.A., Fiat Auto S.p.A.
Vice-Chairman and Managing Director of Egidio Galbani S.p.A.
Vice-Chairman of IHF Internationale Holding Fiat SA.
Managing Director of Fiat S.p.A., Ifil S.p.A.
Director and Member of the Executive Committee of Sanpaolo Imi S.p.A.
Consigliere Accomandatario of Giovanni Agnelli & C Sapaz.
Director of Alpitour Italia S.p.A., A, Atlanet S.p.A., Birra Peroni Industriale S.p.A., La Rinascente S.p.A., Siemens Italia, Sifalberghi Srl, Toro Assicurazioni S.p.A.

Luxembourg:
Managing Director of Eurofind SA.
Director of Sanpaulo IMI Investments.
Director of Exor Group.

Netherlands:
Chairman of Fiat Auto Holding BV, Iveco NV.
Director of CNH Global NV, New Holding For Tourism BV.
Director of Ferrari S.p.A.

• Sir Roderic Lyne

CURRENT DIRECTORSHIPS

In France:

Director of Accor.

Outside France:

UK:

Special Advisor of BP Plc, HSBC Bank, International Trade Exhibitions Ltd.
Member of the Advisory Committee of QucomHaps.

• Dominique Marcel

CURRENT DIRECTORSHIPS

In France:

Vice-President, Finance and Strategy, and member of the Executive Committee of Caisse des Dépôts et Consignations.
Chairman and Chief Executive Officer of Financière Transdev.
Chairman of the Board of CDC Holding Finances.
Chairman of the Supervisory Board of Compagnie des Alpes.
Member and Vice-Chairman of the Supervisory Board of Dexia Crédit Local.
Director of Accor, Société Forestière de la CDC.
Permanent representative of CDC on the Supervisory Board of Caisse Nationale des Caisses d'Épargne et de Prévoyance (CNCE), Société Nationale Immobilière.
Permanent representative of Financière Transdev on the Board of Directors of Transdev.
Permanent representative of CDC on the Board of Directors of ICADE.
Member of the Supervisory Board of CDC Entreprises, CNP Assurances.

Outside France:

Chairman of CDC DI GmbH (Germany).
Director of Dexia (Belgium).

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France:

Member of the Supervisory Board of Accor, Compagnie des Alpes, Crédit Foncier de France, Société Nationale Immobilière, IXIS Corporate & Investment Bank, CDC IXIS Asset Management.
Director of Caisse des Dépôts Développement, ICADE.
Permanent representative of CDC on the Supervisory Board of CDC IXIS.
Permanent representative of CDC Holding Finance on the Board of Directors of Compagnie Financière Eulia.

• Francis Mayer

CURRENT DIRECTORSHIPS

In France:

Chief Executive Officer of Caisse des Dépôts.
Chairman of the Supervisory Board of Caisse des Dépôts Entreprises, Société Nationale Immobilière (CNI).
Vice-Chairman of the Supervisory Board of Caisse Nationale des Caisses d'Épargne (CNCE), IXIS CIB.
Director of Accor, Casino-Guichard-Perrachon, Veolia Environnement.
Member of the Supervisory Board of CNP Assurances.

Outside France:

Director of Dexia (Belgium).

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France:

Chairman of the Board of Caisse des Dépôts Développement (C3D).
Chairman of the Supervisory Board of CDC IXIS.
Director of CDC Ixis Private Equity, Eulia.
Member of the Supervisory Board of CDC Ixis Capital Market, Accor.

Outside France:

Director of Dexia (Belgium).

• Gilles Pélisson

CURRENT DIRECTORSHIPS

In France:

Director and Chief Executive Officer of Accor.
Chairman of the Supervisory Board of ESSEC.
Director of BIC SA, Club Méditerranée.

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France:

Chairman and Chief Executive Officer of Bouygues Telecom.
Director of TPS, RCBT (Réseau Club By Telecom).

• Baudouin Prot

CURRENT DIRECTORSHIPS

In France:

Director and Chief Executive Officer of BNP Paribas.
Director of Accor, Veolia Environnement, Pinault-Printemps-Redoute.

Outside France:

Director of Erbe (Belgium), Director of Pargesa Holding SA (Switzerland).

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France:

Chairman of the Board of Compagnie Immobilière de France, BNP Paribas E3.
Chairman of the Supervisory Board of Meunier Promotion.
Director of Leval Services, Banque Nationale de Paris Intercontinentale, Pechiney.
Member of the Supervisory Board of Fonds de Garantie des Dépôts, Cetelem, Pinault-Printemps-Redoute, Eurosecurities Partners.
Permanent representative of BNP Paribas on the Board of Directors of Cofinoga, Answork, Banque Petrofigaz.
Permanent representative of BNP Paribas on the Supervisory Board of Fonds de Garantie des Dépôts, Accor.

• Franck Riboud

CURRENT DIRECTORSHIPS

In France:

Chairman and Chief Executive Officer, Chairman of the Executive Committee of Danone.

Chairman of the Board of Compagnie Gervais Danone, Générale Biscuits.
Director, Chairman of the Appointments and Compensation Committee of Renault SA.
Director of L'Oréal, Renault SAS, Accor, Association nationale des industries agroalimentaires, International Advisory Board HEC.
Member, Danone representative on the Conseil National du Développement Durable.

Outside France:

Chairman and Director of Danone Asia PTE Limited (Singapore).
Director of Sofina (Belgium), Quicksilver (United States), Baglay Latinoamerica SA and Danone SA (Spain), Wadia BSN India Limited (India), ONA (Morocco).

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France:

Chairman and Chief Executive Officer of Compagnie Gervais Danone, Générale Biscuits.
Member of the Supervisory Board of Accor, Cabasse, Eurazeo.
Director of ANSA, Club Paris Saint Germain, E Pensée, Kalisto Entertainment, Victoire de Danone Finance.
Permanent representative of Cie Gervais Danone on the Board of Directors of Danone France, Société des Eaux de Volvic.
Permanent representative of Générale Biscuit on the Board of Directors of LU France.
Member of the Advisory Committee of Banque de France.
Member of the Strategy and Appointments Advisory Committee of Danone.

Outside France:

Director of Strauss Dairy Limited (Israel), Associated Biscuits International Ltd - ABIL, Scottish & Newcastle Plc, ABI Holdings Limited - ABIH (UK).
Commissioner de P.T. Tirta Investama (Indonesia).

• Jérôme Seydoux

CURRENT DIRECTORSHIPS

In France:

Chairman of Pathé SAS, Pathé Distribution SAS, Pathé Renn Production SAS.
Vice-Chairman and CEO and Director of Chargeurs SA.
Vice-Chairman and Member of the Supervisory Board of Compagnie Du Mont-Blanc SA.
Director of Accor.
Legal Manager of JMS Films SNC, Ojej SC, Pathé Image SNC, Sojer SC, Edjer EURL.
Member of the Executive Board of Pathé SAS.
Member of the Executive Committee of Galfin Productions SAS, Pathé Renn Production SAS, Pricel SAS.
Permanent representative of Pathé to Olympique Lyonnais Groupe.
Permanent representative of Soparic Participations to Olympique Lyonnais SASP.

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France:

Chairman of Pathé Distribution SA, Pathé Image Production SA, Pathé Renn Production SA, S.H.C.C. (Société Holding de la Chaîne Comédie!), S.E.C.C. SA (Société d'Exploitation de la Chaîne Comédie!).
Chairman of the Supervisory Board of Pathé SA, Le Cézanne, Mont-Blanc & Compagnie SA.
Vice-Chairman of the Supervisory Board of Mont-Blanc & Compagnie SA.
Chief Executive Officer of Pathé Image Production SA.
Director of Compagnie Deutsch, Pathé Distribution SA, Pathé Renn Production SA, Pathé Image Production SA, Groupe Danone.
Member of the Executive Committee of Arena Films SAS.
Member of the Supervisory Board of Accor, Blondeau et Associés SA.
Permanent representative of Pathé on the Board of Directors of Arena Films SA, Pathé Distribution SA, Pricel SA, S.E.C.C. SA (Société d'Exploitation de la Chaîne Comédie!).
Permanent representative of Pathé Renn Production on the Board of Directors of Ciné B SA.
Member of the Strategy and Appointments Advisory Committee of Danone SA.
Member of the Appointments Committee of Danone SA.
Member of the Compensation Committee of Danone SA.
Vice-Chairman and Director of Tele Monte Carlo SA (Monaco).

• Theo Waigel

CURRENT DIRECTORSHIPS

In France:

Director of Accor

Outside France:

Germany:
Director and Chairman of the Board of NSM Löwen Entertainment GmbH.
Director of AachenMünchener Versicherung AG, AachenMünchener Lebensversicherung AG, Deutsche Vermögensberatung AG.
Member of the Advisory Committee of BT GmbH & Co, IVG Immobilien AG, Lexis Nexis, EnBW Energie Baden-Württemberg AG.

Austria:
Director of Generali Vienna Holding AG.

United States:
Member of the Advisory Committee of Emerson Electric.

Italy:
Consiglio Generale de Generali Assicurazioni S.p.A.

UK:
Member of the Advisory Committee of Eli Lilly Holdings Limited.

◦ Serge Weinberg

CURRENT DIRECTORSHIPS

In France:

Chairman and Chief Executive Officer of Weinberg Capital Partners SAS.
Chairman of the Board of Accor.
Director of Schneider Electric, FNAC.
Legal Manager of Adoval, Maremma.

Outside France:

Member of the Supervisory Board of Gucci Group NV (Netherlands).

FORMER DIRECTORSHIPS HELD IN THE PAST FIVE YEARS

In France:

Chairman of the Management Board of Pinault-Printemps-Redoute.
Chairman of the Supervisory Board of Conforama Holding, France Printemps, Guilbert SA, Redcats, Accor.
Legal Manager of Serole.
Director of Rexel
Member of the Supervisory Board of Yves Saint-Laurent Parfums, Boucheron Holding.
Permanent representative of Tennessee on the Board of Directors of Bouygues.
Permanent representative of PPR on the Supervisory Board of PPR Interactive.

Outside France:

Director of PPR Asia (Singapore).

Management Board and Supervisory Board

◦ BNP-Paribas

CURRENT DIRECTORSHIPS

In France:

Member of the Supervisory Board of Ezus, Insavalor, Locindus/ Director of: Agys, Assuvie, B* Capital, Banque Financière Cardif, BNP Paribas Développement, BNP Paribas Guadeloupe, BNP Paribas Martinique, BNP Paribas Nouvelle–Calédonie, BNP Paribas Réunion, BNP Paribas Securities Services, Caisse de Refinancement de l'Habitat, Capstars Partner S.A.S., Civi Pol Conseil, Consortium Auxiliaire de Participation, Cortal Pierre Ge stion, Crédit Logement, Crédit Logement Assurance, Financière Marché Saint–Honoré, Gerfonds, Gimages, Gimages 2,Gimages 4, Gimages 5, Institut pour le financement du cinéma et des industries culturelles, Parifergie, for Paris and its region "société anonyme d'habitations à loyer modéré", Parking de la Poterne, Roguefi, Sicovam Holding, Société de gestion du fonds de garantie de l'accession sociale, Société de développement de l'horlogerie, Société française auxiliaire, Soficinéma, Soficinéma 2, Soficinéma 3, Sofrantem, Sofygram, Sofygram 2, Sogecinéma, Studio Image 3, Studio Image 4, Studio Image 5, Studio Image 6, Studio Image 7, Studio Image 8, Studio Image 9, Union de crédit pour le bâtiment.

PREVIOUS DIRECTORSHIPS IN THE PAST YEARS

Member of the Supervisory Board of: Accor, BNP Paribas Private Equities, Compagnie interprofessionnelle de placements financiers, Compagnie laitière européenne, Elso Magyar Koncesszios Autopalya, GOBTP, Natio Habitations 3, Robertet SA.

Director of: AGF Actions, ACFI, Airinvest, ANSA, Antin Bail (SNC), Antin Gestion, Balinvest, Banque Franco–Roumaine, Banque Franco–Yougoslave, Banque Internationale pour le Commerce et l'industrie au Mali, BNP Emergis, BNP Obli–Associations, BNP Immobilier, BNP Paribas Securities Services International Holding, Bolloré Shangai Dialectric, Compagnie Saint–Honoré de Construction et de Participations "Cicopim", Cofinoga, Comith, Compagnie Monégasque de Banque, Compagnie d'investissement de Paris, Compagnie Financière de la Côte d'Ivoire, Cyber–comm, Euroterme, Finaero, Financière Centrale d'Investissements, Finextel, Finogest, Finship, Foncière Ruris, Forêts Gestion, France Garantie, Frankopar, Frasecur, France Titrisation, Groupe Gascogne SA, Industelec Île–de–France, Industélec Ouest, Industelec Sud, Institut de Télémarketing, le Site Immobilier, Invest Export, Kléber Japaquant, Kléber Quatamerica, Médiforce, Natio Consultants, Natio Retraite, Natio Vie, Novespace, Obligations Convertibles, Paricomi, Participex, Powernext, President Investment Trust Corp., Prominnofi, Projenor, Promo Résidences, Société de promotion et de participations pour la coopération économique, Renault, Parcadia Asset Management, Saint Christoly Bordeaux, Safadeco, SAEM de rénovation et d'aménagement urbain de Montigny–lès–Metz, SAMIRAN, Shipinvest, Sebadour, Sécuri–Taux, Segece, SEM Zone Epinal Mirecourt, SEM de la Garenne–Colombes, SEM Grenoble 2000, SEM Immobilière de la Porte des Alpes, SEM de la Ville de Paris, Servicio de Compensaciòn y Liquidaciòn de Valores, Setic, Société de Gestion de Garanties Immobilières Sogrim, Société financière des pays de l'Adour, Société française d'études et de réalisations d'équipements aéronautiques, Société gessienne de Participations, Société givetoise de Participations, Balinvest, Étoile Pacifique and Valeuro mutual funds, Société Immobilière du 36 av. de l'Opéra, Sorex Métropole, Société Immobilière du 15–17 Avenue d'Ostende, Sofibus, Sofineurope, Sofinergie 4, Sofinergie 5, Sogrim, Sometrar, SPS Reassurance, Trésor–Real, UCB Entreprises.

◦ Benjamin Cohen

CURRENT DIRECTORSHIPS

In France:

Director of Société des Hôtels et Casino de Deauville – SHCD
Legal Manager of SODETIS.
Chairman of SAS Société de Participations Financières d'Hôtellerie – SPFH, Société Hôtelière du Golf SAS.
Permanent representative of Accor on the Board of Directors of Société du Golf du Médoc Pian.
Permanent representative of CIWLT on the Board of Directors of WL Diffusion, Compagnie du Grand Express.

Permanent representative of SODETIS on the Board of Directors of Société Foncière du Golf, Go Voyages.

Outside France:

Director of AAPC Ltd, TAHL (Australia).
Chairman of the Supervisory Board of Accor Austria (Austria).

Belgium:

Managing Director, Chairman of the Board of Directors of Compagnie Internationale des Wagons-Lits et du Tourisme - CIWLT.
Director of Accor Asia.

Brazil:

Director and Vice Chairman of Accor Participacões.
Chairman of the Board of Directors of Accor Brasil, Hotelaria Accor Brasil.

Canada:

Director of Accor Canada Inc.

Egypt:

Director of El Gezirah.

United States:

Director of Accor International Sales Corp., Accor Lodging North America, Ana Inc., Ana Purchasing Company, Carousel Hotel Corporation, Red Roof Inns Inc., Rouge 1 Hospitality Leasing, Rouge 2 Hospitality Leasing, Rouge 3 Hospitality Leasing, Rouge 4 Hospitality Leasing, UCC Leasing Inc., Universal Commercial Credit, UCC Leasing II, UCC Leasing III, UCC Leasing IV, UCC Leasing V, UCC Leasing VI, UCC Leasing VII, UCC Leasing VIII, UCC Leasing IX, UCC Leasing X, Workplace Connections Inc.

Italy:

Director of Gemeaz Cusin Srl, Scapa Italia Srl, Sofitel Gestioni Alberghiere Italia Srl, Societa di Gestioni Alberghiere e di Ristorazione - Sagar, Societa Italia Francese Alberghi - Sifalberghi.

Morocco:

Member of the Supervisory Board of Risma.

Spain:

Director of Accor Leisure Hotels Spain.

Switzerland:

Chairman of the Board of Directors of Accor Suisse, Sodenos.

Tunisia:

Member of the Supervisory Board of Société Tanit International.

PREVIOUS DIRECTORSHIPS IN THE PAST YEARS

In France:

Member and Vice-Chairman of the Management Board of Accor.
Chairman of the Board of Directors of Société Hôtelière Bordeaux Aquitania.
Vice Chairman and Member of the Supervisory Board of Accor Services Participations.
Member and Vice–Chairman of the Supervisory Board of Groupe Lucien Barrière SAS.
Member of the Supervisory Board of Accor Casinos, Financière Courtepaille.
Director of Accor Casinos, Accor Services France, IBL, Seorim
Permanent representative of Accor on the Board of Directors of Devimco, UTH, Société française de participations et d'investissements européens - SFPIE, Société de Transports Internes - STI.
Permanent representative of Accor on the Supervisory Board of Lenôtre.
Permanent representative of Accor, Legal Manager of SCI Saint Dominique.
Permanent representative of Saminvest on the Board of Directors of Accor.com.
Permanent representative of SPIF on the Board of Directors of Société de Gestion et de Participations - Sogepar.

Outside France:

Brazil:

Chairman of the Board of Directors of Accor Brasil.
Director and Vice Chairman of Accor Participacões.

Egypt:

Director of Accor Hotels SAE.

Netherlands:

CWT Holdings BV.

United States:

Director & Chairman of Sofitel North America.
Director of Accor Business & Leisure North America, Accor Lodging Canada ULC, La Touraine LLC, Marina Park Hotel, Meadowlands Hotel LLC, Normandie LLC, Novotel Hotel USA Inc., NY Hotel Investor, Princeton Hotel LLC, Accor Services North America.

Morocco:

Permanent representative of Accor on the Supervisory Board of Risma.

Venezuela:

Director of Novotel de Venezuela.

• Renaud D'Elissagaray

CURRENT DIRECTORSHIPS

In France:

Director of Arca–Banque du Pays basque.
Legal Manager of SARL Finances–Conseil and Permanent representative of SARL Finances Conseil on the Board of Directors of the Unigestion mutual fund.
Permanent representative of Finances Conseil on the Board of the CAAM Convertibles Europe mutual fund (non–voting director).

PREVIOUS DIRECTORSHIPS IN THE PAST YEARS

In France:

Member of the Supervisory Board of Accor.
Permanent representative of SARL Finances Conseil on the Board of Directors of the CAAM Actions Europe and CAAM Actions Euroland mutual funds.

Chief Executive Officer of Société des Garages de St Germain en Laye and Permanent representative of SARL Finances Conseil on the Board of Directors of the Indosuez Euribor mutual fund.
Permanent representative of SARL Finances Conseil on the Board of Directors of Atout Europe and Indocam Actions Euro mutual funds.

◦ Paul Dubrule

CURRENT DIRECTORSHIPS

In France:

Director of HSBC, Oberthur Card Systems.
Legal Manager of Société d'Exploitation et d'Investissements Hôteliers – SEIH.

PREVIOUS DIRECTORSHIPS IN THE PAST YEARS

In France:

Member of the Management Board of Accor.
Member and Vice Chairman of the Supervisory Board of Accor.
Director of Sogebail, Publications du Nouvel Économiste.

Outside France:

Director of Compagnie Internationale des Wagons-Lits et du Tourisme – CIWLT (Belgium).
Director of Accor UK.

◦ John Du Monceau

CURRENT DIRECTORSHIPS

In France:

Permanent representative of ACCC on the Board of Directors of accor.com.
Permanent representative of Saminvest on the Board of Directors of Compagnie du Grand Express.
Permanent representative of Accor Services Participations on the Management Board of Servepar.

Outside France:

Argentina:
Chairman of Accor Argentina.

Belgium:
Director of Accordination, Compagnie Internationale des Wagons-Lits et du Tourisme – CIWLT, Accor TRB, Luncheck.

Brazil:
Director of Accor Brasil.

Greece:
Member of the Board of Directors of Vouchers Services SA.

India:
Director of TR India.

Italy:
Director of Gemeaz Cusin.

Luxembourg:
Director of Accor TRL.

Spain:
Advisor for Accor Servicios Empresariales SA – TR Spain.

Sweden:
Director of Riskuponger AB.

Turkey:
Chairman of Accor Services Turkey.

Venezuela:
Chairman of Cestaticket Accor Services SA.

PREVIOUS DIRECTORSHIPS IN THE PAST YEARS

In France:

Chairman of the Board of Directors of WL Diffusion.
Chairman of the Supervisory Board of Accor Services Participations.
Member and Deputy Vice Chairman of the Management Board of Accor.
Chief Executive Officer of Accor Services France.
Director of Europcar International.

Outside France:

Non Executive Deputy Chairman Compass Group Plc (United Kingdom).
Director of Accor Services North America (United States).
Director of Accor de Venezuela (Venezuela).
Director of Shangai Yagao Meal Service Card Company Ltd, Beijing Yagao Card Company Ltd (China).

◦ Jean-Marc Espalioux

CURRENT DIRECTORSHIPS

In France:

Director of Air France-KLM, Veolia Environnement.
Non-voting member of the Supervisory Board of Caisse nationale des Caisses d'Épargne.

PREVIOUS DIRECTORSHIPS IN THE PAST YEARS

In France:

Chairman of the Management Board of Accor.
Chairman of the Board of Directors of accor.com.
Permanent representative of Accor on the Supervisory Board of Groupe Lucien Barrière SAS.
Member of the Supervisory Board of Vivendi Environnement.
Director of Vivendi, Vivendi Universal, Fiat France, Crédit Lyonnais, Club Méditerranée.

Outside France:

Director of Accor UK (United Kingdom).

◦ André Martinez

CURRENT DIRECTORSHIPS

In France:

Permanent representative of Accor on the Board of Directors of Accor Afrique, Accor.com.

Outside France:

Portugal:
Chairman of the Board of Directors of Servicos Gerais de Gestao Hoteleira – SGGH.

Director of Amorim Hotelis e Servicos – AHS, Ebanus, Grande Hotel da Batalha – GHB, Goldtur, Hotsun, Portis Hoteis Portugueses, Sociedad de Investimentos e Gestao de Hoteis Portotel.

PREVIOUS DIRECTORSHIPS IN THE PAST YEARS

In France:

Member of the Management Board of Accor.
Chief Executive Officer of Société de développement des hôtels économiques – SDHE.
Chairman of SAS SISHE.
Chairman of the Board of Directors of Etap Hotels, Hotexco, Société Commerciale des Hôtels Économiques – SCHE, WL Diffusion.
Member of the Executive Committee of French Line Diffusion.

Outside France:

Belgium:
Director of Compagnie Internationale des Wagons–Lits et du Tourisme – CIWLT .

Netherlands:
Director of Nhere BV.

• Gérard Pélisson

CURRENT DIRECTORSHIPS

In France:

Vice Chairman of the Supervisory Board of Ohada.com.
Member of the Supervisory Board of Lenôtre.
Director of Société du Golf du Médoc Pian, Société d'Investissements Fonciers de Provence, Société française d'étude, de développement et d'investissements.
Permanent representative of Ugepar Services on the Board of Directors of Banque Transatlantique.
Permanent representative of Accor on the Board of Directors of Société Foncière du Golf.
Legal Manager of Société d'Exploitation et d'Investissements Hôteliers – SEIH.

Outside France:

Chairman of the Supervisory Board of Risma (Morocco), Société Tanit International (Tunisia).

PREVIOUS DIRECTORSHIPS IN THE PAST YEARS

In France:

Member and Chairman of the Supervisory Board of Accor.
Member of the Supervisory Board of Billon Mayor & Cie, Lenôtre.
Director of Publications du Nouvel Economiste.

Outside France:

Director of Compagnie Internationale des Wagons–Lits et du Tourisme – CIWLT (Belgium).
Permanent representative of Accor, Vice Chairman of the Supervisory Board of Société Tanit International (Tunisia).
Director of Accor UK.

• Maurice Simond

CURRENT DIRECTORSHIPS

None.

PREVIOUS DIRECTORSHIPS IN THE PAST YEARS

Member of the Supervisory Board of Accor (France).

• Société Générale

CURRENT DIRECTORSHIPS

In France:

Chairman of SAS Medaper, Silvaper.
Member of the Supervisory Board of Lyxor Asset Management, STET.
Managing Partner of Fimat SNC.
Director of Acsel, AFTI, Ald International, Barep, Barep Asset Management, BMS Développement, BMS Exploitation, Boursorama, Caisse Refinancement Hypothécaire, Cerip Services Banques, CGA, CGL, CIRRA, CLS, Cofiroute, Crédit Logement, Crédit Logement Assurance, CRH, ECS, Fimat Banque, Garages Souterrains Haussmann, Garenne Bezons (SIGB), Genefim, Genefinance, Genesis I, Genesis II, Novespace, Odiprom SA, Oseo Sofaris, Pareli, Paris Titrisation, Pervalor, Pronerg, Proparco, Salvepar, SAS Carte Bleue, SFPMEI, SG Énergie, SGAM, SGFGAS, Sicovam Holding, Société Foncière de Touraine, Socogefi, Sofrantem, Soge Assoa 1re Douze Mois, Sogeactions France Diversifiée, Sogeactions Monde, Sogebail, Sogemonde Jour, Sogenal Court Terme, Sogeoblig Euro CT, Sogeoblig Monde, Sogeoblig Monde Devises, Sogeoblig Revenu Annuel, Sogesector Immobilier Europe, Sogeservice, Soginfo, Spot Image – SI, STET, Unigrains, Vivasoc.
Member of Association Fondation I.F.M.A.

Outside France:

Algeria:
Member of the Supervisory Board of SG Algérie.

Belgium:
Director of Euroclear SA / NV, Global Trust Authority, MTS Belgium.

Spain:
Director of Arrendadora Ferroviaria, MTS Spain.
Director of SG de Banques au Burkina (Burkina Faso), SG de Banque au Cameroun (Cameroon), SG de Banques en Côte d'Ivoire (Ivory Coast), SG, SG de Banques en Guinée (Guinea), SG de Banque en Guinée Équatoriale (Equatorial Guinea), SG de Banque au Liban (Lebanon), BFV SG (Magagascar), INVESTIMA (Morocco), MTS Amsterdam N.V. (Netherlands), MTS Portugal (Portugal), SG de Banques au Sénégal (Senegal), SG Tchadienne de Banque (Tchad), UIB (Tunisia).

PREVIOUS DIRECTORSHIPS IN THE PAST YEARS

In France:

Chairman of SAS Comiper, Feeder 2, M.S.B.M. Participations, Primafair, Tesaper, Vinea Holding.
Member of the Supervisory Board of Accor, Siparex Croissance

Director of Answork, Banque Franco-Roumaine (BFR), Bremany Lease SAS, Ezepar, Locos 13, Partifa, S.F.C.C., SGFF, SNPE, Sogessur, Soginnove.
Legal Manager of SNC Kimju.

Outside France:

Fazford Limited (Ireland), Sogefinance (Ivory Coast), Soginvest (in liquidation) (Morocco).

• Jacques Stern

CURRENT DIRECTORSHIPS

In France:

Member of the Supervisory Board of Groupe Lucien Barrière SAS, Accor Services Participations SAS.
Permanent representative of Accor on the Board of Directors of Société des Hôtels et Casino de Deauville – SHCD.
Permanent representative of IBL on the Board of Directors of SPIM.

Outside France:

Austria:
Member of the Supervisory Board of Accor Austria.

Belgium:
Managing Director of Accoordination.
Director of Accor Asia, Accor Hotels Belgium.

United States:
Director and Chairman of Officers de IBL Ltd, LLC.
Director of Accor Lodging North America, Ana Inc.

PREVIOUS DIRECTORSHIPS IN THE PAST YEARS

In France:

Member of the Management Board of Accor.
Director of Accor Casinos, IBL, Société des Hôtels et Casino de Deauville – SHCD, Club Méditerranée.
Permanent representative of Accor on the Board of Directors of SEETE (Société d'Exploitation des Eaux et Thermes d'Enghiens-les-Bains).
Permanent representative of Accor on the Supervisory Board of Financière Courtepaille.
Member of the Supervisory Board of Accor Casinos, Club Méditerranée.

Outside France:

Director of F1 Hotels Belgium, Ibis Hotels Belgium.

Schedule of transactions involving shares of the Company carried out during the past fiscal year, within the meaning of article L.621-18-2 of the Monetary and Financial Code

Date of transaction	Corporate officer	Type of financial instrument	Type of transaction	Number of shares
01/05/2005	Paul Dubrule Member of the Management Board	Share	Sale	100,000
04/29/2005	John Du Monceau Deputy Vice-Chairman of the Management Board	Share	Purchase	10,390
06/17/2005	John Du Monceau Deputy Vice-Chairman of the Management Board	Share	Sale	10,390
11/29/2005	Benjamin Cohen Vice-Chairman of the Management Board	Stock option	Exercise	37,500
11/29/2005	Serge Weinberg Member of the Supervisory Board	Share	Purchase	500
11/30/2005	Benjamin Cohen Vice-Chairman of the Management Board	Stock option	Exercise	37,500
12/01/2005	Gérard Pélisson Chairman of the Supervisory Board	Share	Purchase	10,000
12/12/2005	André Martinez Member of the Management Board	Stock option	Exercise	30,000
12/14/2005	Jacques Stern Member of the Management Board	Stock option	Exercise	10,000
12/16/2005	Gérard Pélisson Chairman of the Supervisory Board	Share	Purchase	10,000
12/19/2005	Jean-Marc Espalioux Chairman of the Management Board	Stock option	Exercise	250,000

Report of the Chairman of the Board of Directors

to the Annual Shareholders' Meeting on the preparation and organization of Board of Directors meetings and internal control procedures (prepared in application of article L.225-37 of the French Commercial Code)

The Shareholders' Meeting held on January 9, 2006 approved the adoption of a new corporate governance system, based on a Board of Directors, to replace the previous two-tier structure with a Supervisory Board and a Management Board. In connection with the change, the nature, role, interaction and relationships of the various control and governance officers and structures were redefined to reflect best practices in this area.

This report takes into account these changes and provides a description of the organization and procedures of our control and governance structures in 2005, as well as the governance processes adopted by the new Board of Directors as from January 9, 2006. The section describing internal control procedures was prepared on the basis of reports on the meetings of the Supervisory Board and the Board Committees held during 2005 and other available information. It was also reviewed by the Board of Directors at its meeting on March 7, 2006.

1. Preparation and Organization of Supervisory Board Meetings in 2005

The preparation and organization of Supervisory Board meetings were governed by the laws and regulations applicable to companies with a two-tier management structure (Supervisory Board and Management Board), the Company's Bylaws, the Supervisory Board By-laws, and the charters of the three Board Committees - the Audit Committee, the Compensation and Appointments Committee and, from May 2005, the Commitments Committee.

The Accor Supervisory Board met seven times in 2005. In accordance with the Board's By-laws, the proposed dates of these meetings were sent to its members before October 31, 2004. The agenda of each meeting was sent to all the members by mail, generally around one week before the meeting date. In the period between two meetings, members were kept regularly informed of significant events and transactions involving the Company and were sent copies of all press releases issued by the Company.

Each meeting lasted two-and-a-half hours on average and the average attendance rate was 80%.

In addition to fulfilling the duties attributed to it by law or in the Company's By-laws, the Supervisory Board was informed by the Chairman and members of the Management Board and, in some cases, by the senior executives concerned, of a large number of significant business achievements and projects.

The Audit Committee met three times in 2005, in each case at least two days before the corresponding Supervisory Board meeting. In accordance with its terms of reference, as defined in its charter and in the Supervisory Board's By-laws, during two of these meetings the Committee prepared the Supervisory Board's review of the annual and interim financial statements approved by the Management Board. The third meeting was devoted to reviewing the internal control system, including the methods used to identify risks, the Internal Audit department's organizational principles and operating procedures, as well as to discussing the department's report on the internal audits performed during the year. The meetings were also attended by the Chairman and Vice-Chairman of the Management Board, the Chief Financial Officer who acted as Committee secretary, and the external auditors.

The Compensation and Appointments Committee also met three times in 2005. In accordance with its terms of reference, as defined in its charter and in the Supervisory Board's By-laws, during these meetings the Committee formulated proposals to the Supervisory Board concerning the compensation awarded to the Chairman and members of the Management Board. It also reviewed the terms of the January 12, 2005 stock option plan and, during the second half of the year, considered the replacement of the Company's senior management team.

The Commitments Committee met twice in 2005 with a 100% attendance rate.

2. Preparation and Organization of Board of Directors Meetings

The preparation and organization of meetings of the Board of Directors are governed by the laws and regulations applicable to public limited companies (sociétés anonymes), the Company's By-laws and the Board By-laws, which also describe the procedures of the four Board Committees (the Strategy Committee, the Commitments Committee, the Audit Committee and the Compensation and Appointments Committee).

The Board met twice in the first quarter of 2006. In accordance with the Board's By-laws, the notices of meeting together with the agenda were sent to all the members by mail, generally around one week before the meeting date. In the period between two meetings, members were kept regularly informed of significant events and transactions involving the Company and were sent copies of all press releases issued by the Company.

Each meeting lasted three hours on average and the attendance rate was just under 100%.

In addition to fulfilling the duties attributed to it by law or in the Company's By-laws, the Board of Directors was informed by the Chief Executive Officer and, in some cases, by the senior executives concerned, of a large number of significant business achievements and projects.

The Board also decided to carry out a self-assessment of its activities in 2006.

Board discussions and decisions in certain areas are prepared by specialist Board Committees made up of directors appointed by the Board for the duration of their term. These Committees examine matters falling within their terms of reference, as well as any matters referred to them for consideration by the Chairman of the Board. They report regularly to the Board on their work, together with their observations, opinions, proposals or recommendations.

To assist them in their work, the Board Committees may commission technical reports from management or external consultants. In both cases, the Chairman of the Board is notified in advance and informs the Chief Executive Officer. The Committees may also arrange meetings with members of company management responsible for the areas under review, without any corporate officers being present. In this case also, the Chairman of the Board is notified in advance and informs the Chief Executive Officer.

There are currently four Board Committees:

- The Strategy Committee.
- The Audit Committee.
- The Commitments Committee.
- The Compensation and Appointments Committee.

The Board may also set up one or several special committees.

Each Committee is chaired by one of its members appointed by the Board on the recommendation of the Chairman or, if appropriate, one of the Vice Chairmen.

The Committee Chairman appoints a person who is not a Committee member to act as secretary.

The Chairman of each Committee may ask for the Committee to be consulted on any matters falling within its terms of reference that have not been referred to it.

Each Committee is required to periodically review its rules of procedure and to propose to the Board any changes that are considered necessary.

The Board Committees do not have any decision-making authority.

The Audit Committee met twice in the first quarter of 2006. During these meetings, it prepared the Board's review and discussion of the annual financial statements, in accordance with its terms of reference as set out in the Board's By-laws. Meetings of the Audit Committee are also attended by the Chief Executive Officer, the Chief Financial Officer, the external auditors - in the case of meetings that precede completion of their audit - and, where necessary, the Board secretary and the head of Internal Audit.

The Compensation and Appointments Committee also met twice in the first quarter of 2006. During these meetings, the Committee drafted proposals to the Board concerning the compensation packages of corporate officers, in accordance with its terms of reference as set out in the Board's By-laws. It also reviewed the terms of the January 9, 2006 stock option plan.

The Strategy Committee met twice in the first quarter of 2006.

The Commitments Committee met once in the first quarter of 2006.

The attendance rate at all these meetings of the four Committees was 100%.

3. Restrictions on the Powers of the Chief Executive Officer

The Board of Directors has elected to separate the functions of Chairman of the Board and Chief Executive Officer, in accordance with the option offered under Article L.225-51-1 of the French Commercial Code. The Board of Directors deals with all matters falling within the powers vested in it under the applicable laws and regulations.

In addition, the Board of Directors is responsible for:

a) Approving the annual budget and the business plan presented by the Chief Executive Officer;

b) Reviewing and approving the Group's overall strategy, at least once a year, in accordance with its By-laws;

c) Authorizing the following decisions of the Chief Executive Officer prior to their implementation:

- Any and all immediate or deferred financial commitments representing more than €100 million per transaction. "Financial commitments" are defined as:
  - any and all acquisitions or disposals of assets and majority or minority interests in other companies; in the latter case, the amount of the commitment is considered as being equal to the entity's enterprise value,
  - any and all direct investments, for example for the creation of a business, the construction, refurbishment or extension of a hotel property, or expenditure on technological developments,
  - rental investments, measured on the basis of the market value of the leased asset,
  - hotel management contracts with a guaranteed minimum fee,
  - any and all loans to entities in which the Company or one of its subsidiaries does not hold the majority of the shares and voting rights, and any and all commitments to participate in share issues by such entities.
- Any and all transactions that have a material impact on the Group's strategy or lead to a material change in the Group's business base (mainly entry in a new business or withdrawal from an existing business), whatever the amount of the commitment.
- Any and all credit facilities obtained from a single bank or a banking pool for a cumulative amount of €2 billion, or any individual facility for a period of more than 15 years whatever the amount. The Chief Executive Officer is required to notify the Board of Directors of any and all credit facilities of less than €2 billion obtained since the last disclosure. The Board's prior approval is not required for borrowings due in less than one year.
- Any and all transactions involving the Company's shares carried out in application of Article L.225-209 of the French Commercial Code, which exceed one million shares per transaction and a cumulative two million shares per year.

d) Authorizing the Chief Executive Officer to issue guarantees, bonds and endorsements in the Company's name, up to a cumulative amount of €1 billion per year. In accordance with the Company's By-laws, any such authorizations may be given for a period of one year. The Chief Executive Officer is required to report to the Board of Directors each year on the amount and nature of guarantees, bonds and endorsements issued under the authorization;

e) Discussing and deciding on any proposed changes to the Group's management structure and reviewing information about the main organizational changes.

4. Internal Control Procedures

4.1. Internal control objectives

The Group applies the internationally-recognized definition of internal control formulated by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). According to this definition, internal control is a process, effected by an entity's Board of Directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of objectives in the following categories:

- Effectiveness and efficiency of operations.
- Reliability of financial reporting.
- Compliance with applicable laws and regulations.

One of the objectives of the internal control system is to anticipate and control the risks arising in the course of the Company's business, as well as the risk of errors or fraud, particularly relating to accounting and other financial matters. However, no control system can provide absolute assurance that these risks have been completely eliminated.

4.2. Summary description of internal control procedures

4.2.1. Overall organization of the internal control system

Internal control procedures fall within the general framework of the policy drawn up by the Board of Directors and are implemented under the direct responsibility of the heads of the operating Divisions and corporate functions. They are regularly reviewed to ensure that they adequately address the specific risks incurred by each activity and are cost-effective.

The main structures responsible for overseeing the system of internal control are as follows:

4.2.1.1. THE SPECIALIST COMMITTEES OF THE FORMER SUPERVISORY BOARD, AND NOW THE BOARD OF DIRECTORS

2005 Audit Committee

The terms of reference of the Audit Committee are set out in a charter that was approved by the Supervisory Board. In 2005, the Committee reported to the Supervisory Board its observations concerning the financial statements of the Company and the Group and the conclusions of its review of the Group's internal control system.

Review of the internal control system

The Audit Committee is responsible for reviewing the Group's internal control system. In 2005, it examined the methods used to identify risks, the organizational principles and procedures of the Internal Audit department and the department's report on the internal audits performed during the year.

To facilitate the exercise by the Supervisory Board of its oversight and control functions, the Audit Committee reported regularly to the Supervisory Board on all material issues which may have required resolution or called for a specific decision. It also informed the Supervisory Board of the main questions raised or observations made during its meetings, and the answers provided by the Management Board or executives of the company. This communication took the form of a written report to the Supervisory Board, which included details of the types of issues discussed and the options selected.

Interlocutors and sources of information

The Audit Committee had authority to make enquiries of the main persons responsible for preparing the accounts, with or without the Chairman of the Management Board or the Vice-Chairman of the Management Board in charge of Finance being present.

The external auditors presented their conclusions on the financial statements to the Audit Committee in meetings that were also attended by the Chairman and Vice-Chairman of the Management Board and the Chief Financial Officer. The presentation covered the key income statement items and the choice of accounting options. The external auditors also attended Audit Committee meetings held to review the Group's internal control system.

A report on the work of the Group Internal Control Committee was presented to the Audit Committee by the Group Chief Financial Officer. The Audit Committee also made enquiries of the members of the Group Internal Control Committee, with or without the Chairman or the Vice-Chairman of the Management Board being present.

Audit Committee set up on January 9, 2006

The Board of Directors By-laws define the Audit Committee's membership, terms of reference and procedures. The Committee is responsible for ensuring that the accounting policies applied for the preparation of the financial statements of the Company and the Group are appropriate and applied consistently from one period to the next. Its terms of reference also include checking that internal reporting and control procedures provide adequate assurance concerning the reliability and completeness of financial information and the control of Group risk exposures. To this end, the Committee performs the following tasks:

- It reviews the interim and annual consolidated financial statements and the financial statements of the Company, prior to their examination by the Board of Directors. This includes reviewing draft results press releases and announcements to be issued by the Company.
- It reviews the scope of consolidation and the reasons for excluding any entities.
- It assesses the Group's material risk exposures and off-balance sheet commitments, and receives a copy of the Chief Financial Officer's detailed report on these matters.
- It obtains assurance concerning the effectiveness of the Group's system of internal control, by reviewing the methods used to identify risks and the organizational principles and procedures of the Internal Audit department. It is also informed of the Internal Audit program and of the results of the internal audits carried out since the last presentation.
- It reviews the external auditors' audit plan and the results of their audits. It receives a copy of the external auditors' post-audit letter setting out the main issues identified during their audit and describing the main accounting options selected.
- When the external auditors' appointment is due to expire, it oversees the auditor selection procedure and reviews the proposals submitted by the various candidates, expresses an opinion on the proposed fee budgets for statutory audit work and makes recommendations to the Board of Directors on the choice of candidate.
- It validates the categories of additional audit-related work that the external auditors and the members of their networks may be asked to perform in accordance with the applicable laws and regulations.
- At the end of each year, it is informed of the fees paid by Group companies to the external auditors and the members of their networks during the year, including a detailed breakdown by type of engagement, and reports to the Board of Directors on these fees, as well as on its assessment of the external auditors' level of independence.

The Audit Committee has between three and five members, all of whom have the necessary technical knowledge to fulfill the Committee's duties. At least two-thirds of the members, including the Committee Chairman, must be independent directors.

The Audit Committee meets at least three times a year. One meeting - attended by the head of Internal Audit - is devoted to reviewing the effectiveness of the system of internal control.

The Audit Committee may make enquiries of the external auditors without the corporate officers and/or the Chief Financial Officer being present, after first notifying the Chairman of the Board who in turn notifies the Chief Executive Officer.

Calls to meeting are issued by the Committee Chairman and include the meeting agenda. Meetings to review the interim and annual financial statements are held at least three days prior to the Board meeting called to approve the financial statements. The members of the Audit Committee must receive all necessary documents on a timely basis. When members are first appointed to the Committee, they are given detailed information about accounting, financial and operational issues that are specific to the Group. Audit Committee meetings are attended by the Chief Executive Officer, the Chief Financial Officer and the external auditors.

Commitments Committee

The Board of Directors By-laws stipulate that the Commitments Committee is responsible for preparing Board meetings and making recommendations to the Board on the following matters:

- Any and all transactions that will have a material impact on the Group's business base.
- Proposed asset purchases or sales or other investments to be carried out in the normal course of business (i.e. related to the Hotels business) representing a commitment of more than €300 million (measured as either the purchase or sale price or the enterprise value of the entity concerned). For purchases or sales of the Company's major hotel banners or assets that are not carried out in the normal course of business, the Commitments Committee reviews all projects for amounts (price or enterprise value) in excess of €100 million. Transactions carried out in the normal course of business are defined as the construction of new hotels or the purchase or sale of individual hotels.
- Mergers and demergers.
- Any amendments to the Company's corporate purpose.

These terms of reference are similar to those of the Commitments Committee set up in May 2005, which was responsible for making recommendations to the Supervisory Board.

The Commitments Committee may have up to five members. Committee meetings may be called at any time, in writing or verbally, by the Committee Chairman or the Chairman of the Board of Directors.

4.2.1.2. COMMITTEES AND DEPARTMENTS WITHIN THE ORGANIZATION

Group Internal Control Committee

In 2005, the Group Internal Control Committee was made up of the Chairman and Vice-Chairman of the Management Board, the Management Board member in change of Finance, the head of Internal Audit and the head of Information Systems Audit. It also included the Chief Executive Officers of the Divisions, the Executive Vice-Presidents responsible for corporate functions, and the Chief Financial Officers of the main Divisions. The Committee's membership will be reviewed to reflect changes in the Group's internal organization.

The Group Internal Control Committee guarantees the independence of the internal audit function. Its responsibilities are to:

- Validate the annual internal audit program.
- Review the significant audit issues for the current year, for each of the audited areas, and approve the action plans for each audited entity.
- Track changes in internal control organization.
- Oversee the activities of the Internal Audit function, in terms of audit efficiency/optimization and the adequacy of the function's resources.

The Group Internal Control Committee meets once or twice a year.

Risk Prevention Committee

The Group has set up a Risk Prevention Committee to:

- Regularly identify the main safety and security risks.
- Determine the main objectives and features of global safety policies, including the applicable standards and procedures.
- Prepare risk prevention action plans.
- Decide any emergency measures as necessary in response to circumstances.
- Organize the communication and implementation of safety policies throughout the Group.

In 2005, the Risk Prevention Committee comprised the Chairman and Vice-Chairman of the Management Board, the member of the Management Board responsible for the Hotels business in the Europe-Africa-Middle East region, and representatives of the main operating Divisions and corporate functions. The Committee's membership will be reviewed to reflect changes in the Group's internal organization.

The Committee meets once or twice a year and is assisted, where necessary, by work groups made up of line managers and, depending on the topics, the heads of the corporate functions concerned and external experts.

Investments Committee

The Investments Committee intervenes in the authorization process for expansion capital expenditure, by analyzing projects representing amounts in excess of a certain threshold set by the Chief Executive Officer. The Committee makes recommendations to the Chief Executive Officer based on the results of these analyses.

In 2005, the Investments Committee comprised the Chief Financial Officer, the Executive Vice-President, Hotel Development and Strategy, the Executive Vice-President, Real Estate Financing and the Executive Vice-President, Corporate Finance. The Committee's membership will be reviewed to reflect changes in the Group's internal organization.

The Investments Committee meets at roughly two-monthly intervals.

Group Finance

The Chief Financial Officer is responsible for implementing the Group's financial policies, including by circulating to the Divisions the accounting principles and standards used to prepare the consolidated financial statements. The Group Finance function is organized around the following departments:

- Corporate Finance, responsible for Group investments and divestments.
- Group Consolidation and Information Systems, responsible for producing the consolidated financial statements and assisting the Divisions in managing their accounting and financial information systems.
- Management Accounting, responsible for monthly reporting, forecasts, budgets and business plans.
- Tax, responsible for managing the Group's tax affairs.
- Treasury, responsible for managing the cash pool and circulating specific internal control standards to the Divisions.
- Internal Audit.
- Investor Relations.

Group Finance maintains regular contact with the external auditors, who audit the financial statements of the Company and the Group in accordance with legal and regulatory requirements.

Group Internal Audit

Group Internal Audit reports directly to the Chief Financial Officer and has a dotted-line reporting relationship with the Group Internal Control Committee. As the cornerstone of the internal audit system, it is responsible for helping to develop internal control tools and standards, and for performing internal audits based on the annual audit program approved by the Group Internal Control Committee.

Internal audit reports, including details of the corrective action planned by the audited entities in response to the internal auditors' recommendations, are issued to the entity's Chief Executive Officer and Chief Financial Officer.

Group Internal Audit coordinates its audit plans with the statutory audit work performed by the external auditors. It is also responsible for coordinating the activities of the local internal audit departments within the Divisions.

Group Internal Audit has direct ties with the local internal audit departments. This helps to ensure that these departments comply with the fundamental principle of independence and follow the standards of the internal audit profession, as well as the methods recommended by the Group. These ties also guarantee that the local internal audit departments are given adequate resources to fulfill their objectives.

At December 31, 2005, Group Internal Audit had a staff of 19 auditors. Group Information Systems Audit, which reports to Group Information Systems and Telecoms, had four auditors and the local internal audit departments in the Divisions had a total of 36 auditors.

The local internal audit departments in the Divisions

The local internal audit departments set up in the main Divisions report to their Division's Chief Financial Officer and have a dotted-line reporting relationship with Group Internal Audit.

These departments perform internal audits, alone or jointly with Group Internal Audit, based on the program approved by their Division's Internal Control Committee. They also provide ongoing assistance to staff and line departments in managing and monitoring internal control issues within the Division's operating units.

In accordance with ethical principles, the local internal auditors do not audit headquarters or cross-functional departments, due to possible conflicts of interest arising from the fact that the auditors work in the Divisions.

Reports on the work of the local internal audit departments are also presented to the Group Internal Control Committee.

Division Internal Control Committees

Local Internal Control Committees have been set up in the main Divisions. Each Committee is chaired by the Division's Chief Executive Officer and comprises members of the operating units and Finance Department, as well as a representative of Group Internal Audit. The Committees meet at least once a year to prepare the work program for the local internal audit departments (where appropriate, based on the instructions issued by the Group Internal Control Committee), review the reports on the internal audits performed during the period and assess the action taken to implement recommendations made following previous audits.

4.2.2. Internal control standards

Internal control principles and the procedures followed by the main structures involved in managing the internal control system, the composition of these structures and the ways in which they interact have been formally described primarily in the following documents.

Audit Committee Charter

The Audit Committee Charter applicable in 2005, which was approved by the Supervisory Board, described the Committee's terms of reference, its composition, the procedure to be followed to appoint members and its rules of procedure.

Board of Directors By-laws

In line with national recommendations to guarantee compliance with the fundamental principles of corporate governance, the Board of Directors has prepared By-laws describing its procedures and responsibilities, as well as the membership and role of the various Board Committees, including the Audit Committee's rules of procedure.

Internal Audit Charter

The Internal Audit Charter aims to provide a Group-level cross-functional view of internal audit resources and methodologies, as well as of the methods used to communicate the results of internal audits. To this end, it defines the framework for internal audit activities within the Group, based on the professional standards issued by IFACI and other bodies. It also formally describes the role, membership and rules of procedure of the Group Internal Control Committee. Lastly, it describes the procedure to be followed by Group Internal Audit to coordinate the activities of the local internal audit departments.

The Internal Audit Charter was approved by the Chairman and Vice-Chairman of the Management Board, the Management Board member in charge of Finance, the General Secretary and the head of Internal Audit. The Charter was also formally validated by the Chief Executive Officers and Chief Financial Officers of the main Divisions.

The Internal Audit Charter will be revised to reflect changes in the Group's internal organization. The redrafted Charter will be submitted to the Audit Committee and the Chief Executive Officer for approval.

Finance Manual

Issued to all Group Finance Departments, the Finance Manual describes the closing process for the monthly management accounts, as well as the Group accounting plans, consolidation principles, accounting standards and policies. It also addresses specific issues related to the investment approval procedure. Lastly, it includes the Treasury Charter, which describes cash management procedures, the principles to be followed, concerning the holding of payment instruments and the approval of expenditures, as well as the role and organization of cash pooling systems. The Manual, which is updated regularly, is available on the Group Intranet and can be accessed by all members of staff.

Internal procedure manuals

Internal procedure manuals have been produced for the main businesses. The purpose of these manuals is to structure and firmly establish Group procedural guidelines, based on an assessment of the specific internal control risks of each business.

4.2.3. Summary information about internal control procedures put in place by the Company

The implementation and monitoring of internal control procedures is an integral part of the role performed by line and finance managers in each Division. In all cases, internal control systems must be based on Group standards. The main internal control procedures are as follows:

Internal control self-assessments

In recent years, the Group has placed considerable emphasis on preparing, issuing and monitoring internal control self-assessment procedures. These procedures have now been rolled out to the majority of hotel operating units, headquarters units and Accor Services subsidiaries. Based on existing internal control standards and procedures, the self-assessments also facilitate the implementation of effective controls, help track changes in the level of internal control and contribute to staff training.

Internal audit plans for units where the self-assessment system has been deployed include a quantitative measurement, via a rating system, of the gap between the self-assessment and the internal auditors' assessment of the level of internal control. By analyzing these gaps, it is possible to evaluate the quality of the unit manager's assessment of the quality of internal control. Self-assessment data are periodically centralized at Division level, where appropriate with the assistance of the internal auditors.

Authorization process for expansion capital expenditure and disposals

A procedure has been set up for the prior authorization of capital expenditure projects, to ensure that they comply with Group strategy and return-on investment-criteria. The procedure requires formal authorizations to be obtained from the appropriate line and staff managers, in a standard format. A similar authorization procedure has been established for disposals.

Reporting procedure

Management Accounting is responsible for overseeing the reporting procedure specified in the Finance Manual. The procedure requires submission, by the Divisions, of monthly reporting packages comprising an analysis of key business indicators and the main components of income, in the format prescribed by the Group. All reporting data submitted by the Divisions must be analyzable by both form and substance.

The reporting procedure is designed to provide a detailed analysis of changes in financial and operating results, to support resource allocation decisions and measure the efficiency of the various organizations.

Consolidation process

The consolidated financial statements are prepared by the Group Finance based on information reported by the subsidiaries' Chief Executive Officers and Chief Financial Officers. The format of the consolidation packages is determined by the Group.

The subsidiaries are responsible for the information contained in their consolidation packages and are required to make formal representations to the Group Chief Financial Officer about the fairness of reporting data and its conformity with Group accounting standards and policies.

In connection with their audit of the consolidated financial statements, the external auditors review the consolidation packages transmitted by the subsidiaries included in the scope of their audit. Group Internal Audit also reviews from time to time the proper application of Group accounting standards and policies by the subsidiaries, and reports to the Group Chief Financial Officer any issues identified during the review.

The consolidated financial statements are reviewed by the Chief Financial Officer prior to their review by the Audit Committee in preparation for the Board of Director's review.

Auditors' Report on the Report of the Chairman of the Board of Directors

prepared in accordance with the Article L.225-235 of the French Commercial Code, on the report of the Chairman of the Supervisory Board of Accor on internal control procedures related to the preparation and processing of accounting and financial information
Year ended December 31, 2005

To the shareholders,

In our capacity as Statutory Auditors of Accor and in accordance with the requirements of the article L.225-235 of the French Commercial Code, we present below our report on the report prepared by the Chairman of the Accor Supervisory Board in application of article L.225-37 of the French Commercial Code for the year ended December 31, 2005.

In his report, the Chairman of the Board of Directors is required to comment on the conditions applicable for the preparation and organization of the work carried out by the Board of Directors and the internal control procedures implemented within the Company.

Our responsibility is to report to you our comments on the information contained in the Chairman's report concerning the internal control procedures related to the preparation and processing of accounting and financial information.

We performed our procedures in accordance with professional guidelines applicable in France. Those guidelines require us to perform procedures to assess the fairness of the information set out in the Chairman's report concerning the internal control procedures related to the preparation and processing of financial and accounting information. These procedures included:

- Examining the objectives and general organization of the Company's internal control environment and the internal control procedures related to the preparation and processing of accounting and financial information, as described in the Chairman's report.
- Acquiring an understanding of the work performed to support the information given in the report.

Based on procedures performed, we have no matters to report concerning the information provided on the Company's internal control procedures related to the preparation and processing of accounting and financial information, as contained in the report of the Chairman of the Board of Directors prepared in accordance with the last paragraph of article L.225-37 of the French Commercial Code.

Neuilly-sur-Seine, March 31, 2006

The Statutory Auditors

Deloitte & Associés	Barbier Frinault & Autres Ernst & Young
Alain Pons David Dupont Noël	Christian Chochon

Management Compensation

Management compensation in 2005

Compensation paid to the Chairman and Vice-Chairman of the Supervisory Board, in addition to the attendance fees paid by Accor SA, was determined annually by the Supervisory Board based on the recommendations of the Compensation and Appointments Committee. The Chairman and Vice-Chairman of the Supervisory Board did not receive any variable compensation.

Compensation paid to the Chairman and members of the Management Board was determined by the Supervisory Board based on the recommendations of the Compensation and Appointments Committee, as formulated after reviewing the results of a survey of compensation practices among major French and European companies. This compensation comprised a fixed portion, set annually, and a variable portion, also set annually based on the recommendations of the Compensation and Appointments Committee. For the Chairman of the Management Board, the variable portion depended on the amount and growth in profit before tax and non-recurring items and net profit, judged in the prevailing business environment and in light of the measures undertaken. For the other members of the Management Board, the amount paid depended on Accor's financial performance, as reflected in the amount and growth in profit before tax and non-recurring items and net profit, and on the achievement of personal objectives set by the Chairman of the Management Board. The variable compensation based on personal objectives could not exceed 80% of the individual's fixed compensation and the total variable compensation was capped at an amount equal to 120% of the individual's fixed compensation.

The former Chairman and Vice-Chairman of the Supervisory Board and the Chairman and members of the Management Board were beneficiaries of supplementary retirement plans. Under these plans, all rights were lost if the beneficiary left the Group before the date of retirement, except in specific cases provided for by law.

The rights accrued under these retirement plans depended on the length of time the plan member served as a corporate officer. The benefits represented up to 60% of the average of the total compensation received in the two years prior to the date of retirement, while total benefits were capped at 60% of an amount equal to 175% of the fixed portion of the compensation used as the basis for the calculation.

This retirement scheme has ceased to apply since January 9, 2006, due to the change in the Company's corporate governance structure.

Attendance fees paid to members of the Supervisory Board

Total attendance fees payable by Accor SA for the year were set by shareholders at €305,000 at the Annual Meeting of May 3, 2005. The fees for 2004 were paid in May 2005.

The total amount was allocated among the members of the Supervisory Board on the following basis:

- Members of each of the Board Committees received a fixed amount for serving on these Committees.
- Out of the remaining balance, 50% was shared equally among all the members of the Supervisory Board and 50% was allocated prorata to each member's attendance record at Board meetings.

At its January 9, 2006 meeting, the Board of Directors decided to maintain for 2006 and subsequent years the policy of allocating attendance fees on the basis of members' attendance at Board meetings.

Compensation paid to members of the Management Board and Supervisory Board

The total compensation and benefits paid to corporate officers of Accor SA by the Company and the various other Group entities was as follows (in euros):

	2004		2005	
Management Board	**due for the year**	**paid during the year**	**due for the year**	**paid during the year**
Jean-Marc Espalioux* **				
Fixed portion*	1,029,464	1,029,464	1,029,464	1,029,464
Variable portion**	600,000	574,000	975,000	600,000
TOTAL	**1,629,464**	**1,603,464**	**2,004,464**	**1,629,464**
Benjamin Cohen				
Fixed portion*	560,836	560,836	582,836	582,836
Variable portion**	450,000	400,000	498,000	450,000
TOTAL	**1,010,836**	**960,836**	**1,080,836**	**1,032,836**
John Du Monceau				
Fixed portion*	489,464	489,464	523,464	523,464
Variable portion**	440,000	375,000	488,000	440,000
TOTAL	**929,464**	**864,464**	**1,011,464**	**963,464**
André Martinez* **				
Fixed portion*	414,464	414,464	427,464	427,464
Variable portion**	330,000	320,000	375,000	330,000
TOTAL	**744,464**	**734,464**	**802,464**	**757,464**
Jacques Stern				
Fixed portion*	N/A	N/A	354,464	354,464
Variable portion**	N/A	N/A	200,000	N/A
TOTAL	**N/A**	**N/A**	**554,464**	**N/A**

** Including benefits in kind, corresponding to the use of a company car.*

*** Variable compensation is paid in the year following that for which it is calculated.*

**** Details of the amounts paid to Jean-Marc Espalioux and André Martinez when they left the Group at the end of their terms of office on January 9, 2006 are provided in the Statutory Auditors' special report on regulated agreements.*

Supervisory Board	2004 due for the year	2004 paid during the year	2005 due for the year	2005 paid during the year
Gérard Pélisson (Chairman)				
Fixed portion	1,054,769	1,054,769	1,195,569	1,195,569
Attendance fees	38,687	42,092	27,492	38,687
TOTAL	**1,093,456**	**1,096,861**	**1,223,061**	**1,234,256**
Paul Dubrule (Vice-Chairman)*				
Fixed portion	1,079,909	1,079,909	1,232,709	1,232,709
Attendance fees	N/A	N/A	19,639	N/A
TOTAL	**1,079,909**	**1,079,909**	**1,252,348**	**1,232,709**
Thomas J. Barrack				
Attendance fees	N/A	N/A	11,786	N/A
Sébastien Bazin				
Attendance fees	N/A	N/A	19,639	N/A
BNP Paribas				
Attendance fees	19,551	10,874	15,945	19,551
Isabelle Bouillot				
Attendance fees	30,327	33,733	22,412	30,327
Étienne Davignon				
Attendance fees	79,101	88,774	77,819	79,101
Renaud d'Elissagaray				
Attendance fees	30,327	33,733	22,412	30,327
Gabriele Galateri Di Genola				
Attendance fees	19,551	20,540	13,172	19,551
Dominique Marcel				
Attendance fees	N/A	N/A	19,639	N/A
Francis Mayer				
Attendance fees	17,134	N/A	22,412	17,134
Franck Riboud				
Attendance fees	17,134	20,540	15,945	17,134
Jérôme Seydoux				
Attendance fees	27,911	33,733	21,025	27,911
Maurice Simond				
Attendance fees	19,551	20,540	13,172	19,551
Société Générale				
Attendance fees	21,967	22,956	17,332	21,967
Serge Weinberg				
Attendance fees	N/A	N/A	10,399	N/A

** Paul Dubrule was a member of the Management Board during 2004.*

Provisions for pensions and other post-employment benefits for corporate officers as of December 31, 2005 are presented in note 45 to the consolidated financial statements, page 177.

Directors' and Employees' Interests

Stock options

Group officers, executives and middle-level line managers are periodically granted options to purchase new shares of Accor stock. These grants are not made systematically to a given category of employees, but are designed to reward personal performance, measured in terms of the results obtained or individual achievements.

Options have a seven or eight-year life. They may be subject to a vesting period or to restrictions on the sale of the shares acquired during a certain period, depending on applicable tax and labor laws.

The number of options to be granted to Management Board members, if any, was decided by the Supervisory Board based on the recommendation of the Compensation and Appointments Committee.

The plan launched in 2005 concerned corporate officers, executives and middle-level managers. Stock options were granted to 903 individuals. The exercise price of €32.42 corresponds to the average opening Accor share price over the 20 trading days preceding the date of grant.

Stock options granted to employees and/or corporate officers

PLAN Date of Management Board Meeting	Number of options granted				Total number of grantees	Exercisable from	Option expiry date	Exercise price (in €)	Number of options exercised in 2005	Number of shares issued at December 31, 2005			Outstanding options at December 31, 2005
	Total	O/w to Management Board members	O/w to 10 top Employee grantees	[4] Number of options canceled						Total	O/w to Management Board members	O/w to 10 top employee grantees	
Options to purchase new shares issued under Accor stock option plans													
01/07/98	1,378,950	395,000	215,000	0	228	[1]01/07/03	01/07/06	32.47	1,299,700	1,334,450	395,000	215,000	44,500
01/06/99	581,525	0	53,500	850	639	01/06/04	01/06/07	33.95	111,723	113,473	0	15,500	467,202
03/30/00	690,125	0	98,900	2,000	809	03/30/05	03/30/08	37.00	60,314	60,314	0	8,000	627,811
01/04/01	1,957,000	895,000	575,000	60,000	32	01/04/04	01/04/09	40.56	40,000	40,000	40,000	0	1,857,000
01/08/02	3,438,840	435,000	290,000	18,350	2,032	01/08/05	01/08/10	37.77	121,950	121,950	40,000	0	3,298,540
01/03/03	148,900	30,000	96,000	0	67	01/04/06	01/03/11	31.83	0	0	0	0	148,900
01/07/04	1,482,900	265,000	145,000	400	1,517	01/08/07	01/07/12	35.68	0	0	0	0	1,482,500
01/12/05	1,298,950	265,000	129,000	0	903	01/13/09	01/12/12	32.42	0	0	0	0	1,298,950
TOTAL OPTIONS	**10,977,190**												**9,225,403**
Stock savings warrants (BEA program) [2]													
12/22/00	757,322				15,725	12/22/03	12/22/07	43.40	582	582			756,740
07/12/02	104,361				3,890	07/12/05	07/12/09	39.10	10	10			104,351
07/09/04	88,131				3,390	07/09/07	07/09/12	33.94	0	0			88,131
TOTAL BEA	**949,814**												**949,222**
TOTAL	**11,927,004**												**[3] 10,174,625**

(1) Exercise date brought forward to July 15, 2002.
(2) Options to purchase new shares issued in connection with Accor employee share issue programs.
(3) Representing 4.68% of Accor's capital stock at December 31, 2005.
(4) Options canceled due to beneficiaries leaving the Group or the vesting conditions not being met.

The stock option plans were approved by shareholders as follows:

- 1998 to 2001 plans: Annual Meeting of January 7, 1997.
- 2002 and 2003 plans: Annual Meeting of May 29, 2001.
- 2004 and 2005 plans: Annual Meeting of May 20, 2003.

Under the terms of authorizations approved by shareholders at the Annual Meeting of May 20, 2003, the number of outstanding stock options may not be exercisable for new or existing shares representing, in aggregate, more than 8% of capital stock, calculated at the time each new plan issue is decided.

Stock options granted to and exercised by corporate officers during 2005

	Name	Number of options	Plan (date of Management Board Meeting)	Price (€)	Expiry date
Options granted during the year to corporate officers	Jean-Marc Espalioux	115,000	01/13/05	32.42	01/12/2012
	Benjamin Cohen	50,000	01/13/05	32.42	01/12/2012
	John Du Monceau	40,000	01/13/05	32.42	01/12/2012
	André Martinez	35,000	01/13/05	32.42	01/12/2012
	Jacques Stern	25,000	01/13/05	32.42	01/12/2012
Options exercised during the year by corporate officers	Jean-Marc Espalioux	250,000	01/07/98	32.47	01/07/2006
	Benjamin Cohen	75,000	01/07/98	32.47	01/07/2006
	John Du Monceau	30,000	01/07/98	32.47	01/07/2006
		40,000	01/04/01	40.58	01/04/2009
		40,000	01/08/02	37.77	01/08/2010
	André Martinez	22,500	01/07/98	32.47	01/07/2006
		7,500	01/06/99	33.95	01/06/2007
	Jacques Stern	10,000	01/07/98	32.47	01/07/2006

Stock options granted to and exercised by the ten employees other than corporate officers who received and exercised the largest number of options

	Number of options	Plan (date of Management Board Meeting)	Price (€)	Expiry date
Options granted in 2005 to the ten employees other than corporate officers who received the largest number of options	129,000	01/13/05	32.42	01/12/2012
Options exercised in 2005 by the ten employees other than corporate officers who exercised the largest number of options	202,500	01/07/98	32.47	01/07/2006

Employee profit-sharing and incentive bonus plans

Profit-sharing

A Group-level profit-sharing scheme has been negotiated with employee representatives in France and applies to Accor and its French subsidiaries that are at least 50%-owned, irrespective of the number of employees in the company.

This agreement enables employees with over three months' seniority to receive profit-sharing bonuses based on the results of all of the subsidiaries covered by the scheme. Sums are paid into a special profit-sharing reserve, calculated by applying a standard legal formula to the profits of each company that falls within the scope of application of the profit-sharing agreement.

This formula is as follows:

Special profit-sharing reserve = 1/2 (net profit - 5% of equity) x (salaries / value added)

A total of €8 million was allocated to the profit-sharing reserve for 2004 (paid in 2005).

Amounts allocated to the special profit-sharing reserve in previous years were: €11 million for 2003 (paid in 2004), €12 million for 2002 (paid in 2003); €11 million for 2001 (paid in 2002); and €8 million for 2000 (paid in 2001).

The total amount of the reserve is allocated between all of the employee beneficiaries in proportion to their individual salary for the reference year. In accordance with the profit-sharing agreement, the salary used to calculate this allocation is capped at double the amount of the ceiling for French social security contributions, set at December 31 of the reference year.

In order to qualify for tax and social security exemptions, the amounts allocated to the profit-sharing reserve are invested in mutual funds and are only available to beneficiary employees after a period of five years.

Incentive bonus plans

Due to the Group's organization structure and compensation policy, a large number of incentive bonus plans have been set up at the level of Accor SA, its subsidiaries and the Group's various facilities.

Incentive bonuses are determined based on whether each of the subsidiaries concerned achieves or exceeds its profit targets, with the calculation method based on quantitative criteria specified in each related agreement. The amounts vary from year to year and are capped.

Incentive bonus agreements are negotiated with works councils or union representatives.

For Accor SA, the level of incentive bonuses is dependent on achieving the net profit target announced to the Company's shareholders.

Information on the Company's Capital and Ownership Structure

Information on the Company's Capital

Capital

At December 31, 2005, the Company's capital stock amounted to €651,797,322, divided into 217,265,774 common shares with a par value of €3.00, all fully paid-up and all in the same class. Shares may be held in either registered or bearer form. The Company avails itself of legal procedures to identify its shareholders. Shares are freely transferable within legal and regulatory limits. The transfer of shares, regardless of price or terms, is made by account transfer, pursuant to regulations in force.

Share buyback program

Authorization granted by the Annual Shareholders' Meeting of May 3, 2005

The Annual Shareholders' Meeting of May 3, 2005 authorized the Management Board to trade in the Company's shares on the stock market. The information memorandum concerning this share buyback program was registered on April 8, 2005 with the *Autorité des Marchés Financiers* under visa no. 05-230.

Shares may not be purchased at a price of more than €50 per share or sold at a price of less than €30 per share. The number of shares acquired and held in treasury may not exceed 19 million.

This authorization may be used for the following purposes:

- To maintain a liquid market for the Company's shares under a liquidity contract that complies with a code of ethics recognized by the *Autorité des Marchés Financiers*, via an investment service provider acting in the Company's name and on the Company's behalf on a fully independent basis.
- To purchase shares for allocation upon exercise of stock options granted under plans governed by Articles L.225-177 et seq. of the French Commercial Code, or to members of an employee stock ownership plan governed by Articles L.443-1 et seq. of the French Commercial Code or to recipients of stock grants made under plans governed by Articles L.225-197-1 et seq. of the French Commercial Code.
- To purchase shares for delivery or exchange in connection with external growth transactions.
- To purchase shares for cancellation - including any shares bought back under earlier authorizations - provided that such cancellation is authorized by shareholders at an Extraordinary Meeting.
- To purchase shares for delivery upon exercise of rights attached to securities carrying immediate or future rights to capital, on the basis provided for by the *Autorité des Marchés Financiers* and in the periods determined by the Management Board or the person acting on a delegation of authority given by the Board.

Implementation of the share buyback program in 2005

At December 31, 2005, Accor held 1,528,731 of its own shares, which are recorded in financial assets in the Accor SA balance sheet and as a reduction in shareholders' equity in the consolidated balance sheet.

These shares have been allocated as follows:

- 550,000 have been earmarked for possible remittance to Caisse des Dépôts et Consignations, under the earn-out clause included in the agreement for Accor's purchase of 1,500,000 Club Méditerranée shares.

- 978,731 have been set aside to be granted i) on exercise of the exchange option under convertible/exchangeable bonds, ii) on the exercise of stock options, iii) in relation to the allocation of stock without consideration to employees and/or corporate officers of the Company and/or Group, or iv) in connection with the Corporate Savings plan.

Accor did not use the authorization to trade in its own shares during the year ended December 31, 2005.

On February 28, 2006, it used 20,000 shares held in treasury in connection with the conversion of outstanding 2003 1.75% OCEANE bonds, due January 2008, at a conversion price of €40.25.

Authorization granted by the Shareholders' Meeting of January 9, 2006

The Shareholders' Meeting of January 9, 2006 authorized the Board of Directors to trade in the Company's shares on the stock market. The authorization was given for a period of 18 months and supersedes the previous authorization given at the May 3, 2005 Annual Meeting.

Details of the aims and terms of the share buyback program are provided in the Information Memorandum filed with the *Autorité des Marchés Financiers*, which can be downloaded from the Accor website (www.accor.com).

The maximum purchase price under this authorization is €62 and the minimum sale price is €30. The number of shares acquired and held in treasury may not exceed 19 million.

This authorization may be used for the following purposes:

- To purchase shares for delivery upon exercise of rights attached to securities carrying immediate or future rights to capital, on the basis provided for by the *Autorité des Marchés Financiers* and in the periods determined by the Board of Directors or the person acting on a delegation of authority given by the Board.
- To purchase shares for allocation upon exercise of stock options granted under plans governed by Articles L.225-177 et seq. of the French Commercial Code, or to members of an employee stock ownership plan governed by Articles L.443-1 et seq. of the French Commercial Code or to recipients of stock grants made under plans governed by Articles L.225-197.1-1 et seq. of the French Commercial Code.
- To purchase shares for delivery or exchange in connection with external growth transactions.
- To purchase shares for cancellation - including any shares bought back under earlier authorizations - provided that such cancellation is authorized by shareholders at an Extraordinary Meeting.
- To maintain a liquid market for the Company's shares under a liquidity contract that complies with a code of ethics recognized by the *Autorité des Marchés Financiers*, via an investment service provider acting in the Company's name and on the Company's behalf on a fully independent basis.

Financial authorizations

At the Combined Annual and Extraordinary Shareholders' Meeting held on May 3, 2005, shareholders renewed the authorizations given to the Management Board to issue shares and share equivalents with or without pre-emptive subscription rights for existing shareholders, including in connection with a stock-for-stock offer.

The Meeting also authorized the Management Board, for a period of 38 months, to grant stock options to employees or corporate officers (as defined in Article L.225-185 of the French Commercial Code). The total number of shares that may be acquired on exercise of options granted under this authorization may not exceed the equivalent of 8% of the Company's capital.

Lastly, the Meeting authorized the Management Board, for a period of 26 months, to issue shares and/or share equivalents to employees.

Authorizations in force at December 31, 2005

Type of authorization	Date of authorization	Nominal amount authorized	Term and expiration date	Utilization in 2005
Corporate actions				
Issuance of shares and share equivalents	Combined Annual and Extraordinary Shareholders' Meeting of May 3, 2005 16th, 17th, 18th, 19th, 20th and 21st resolutions		26 months - July 2007	
- With pre-emptive subscription rights		€200 million		
- Without pre-emptive subscription rights		€100 million		
- Issued in connection with a stock-for-stock offer		€100 million		
- Issued in payment for contributed assets		10% of the Company's capital stock		
- Issued to increase the amount of any issues that are oversubscribed		15% of the amount of the initial issue		
Issuance of new shares by capitalizing reserves, retained earnings and additional paid-in capital		€200 million		
Maximum total par value of new shares that may be issued		€300 million		
Stock options				
Employee stock option plans (subscription of new shares) / Employee stock option plans (purchase of existing shares)	Combined Annual and Extraordinary Shareholders' Meeting of May 20, 2003. 15th resolution	Outstanding unexercised options may not be exercisable for more than 8% of the Company's capital stock	38 months - July 2006	Management Board meeting of January 12, 2005 1,298,950 stock options granted
Employee share issues	Combined Annual and Extraordinary Shareholders' Meeting of May 3, 2005. 22nd resolution	Up to 2% of the Company's capital stock	26 months - July 2007	

At the Combined Ordinary and Extraordinary Shareholders' Meeting held on January 9, 2006, shareholders resolved to change the Company's corporate governance structure to a Board of Directors. The Meeting therefore cancelled and replaced the authorizations given to the Management Board on May 3, 2005 and granted the Board of Directors the authorizations set out in the table below.

Authorizations in force as from January 9, 2006

Type of authorization	Date of authorization	Nominal amount authorized	Term and expiration date
Corporate actions			
Issuance of shares and share equivalents	Combined Ordinary and Extraordinary Shareholders' Meeting of January 9, 2006. 23rd, 24th, 25th, 26th, 27th and 28th resolutions		26 months - March 2008
- with pre-emptive subscription rights		*€200 million*	
- without pre-emptive subscription rights		€100 million	
- issued in connection with a stock-for-stock offer		€100 million	
- issued in payment for contributed assets		10% of the Company's capital stock	
- issued to increase the amount of any issues that are oversubscribed		15% of the amount of the initial issue	
Issuance of new shares by capitalizing reserves, retained earnings and additional paid-in capital		€200 million	
Maximum total par value of new shares that may be issued		*€300 million*	
Stock options			
Employee stock option plans (subscription of new shares) / Employee stock option plans (purchase of existing shares)	Combined Ordinary and Extraordinary Shareholders' Meeting of January 9, 2006 30th resolution	2.5% of the Company's capital stock at January 9, 2006	38 months - March 2009
Employee share issues	Combined Ordinary and Extraordinary Shareholders' Meeting of January 9, 2006 29th resolution	Up to 2% of the Company's capital stock at January 9, 2006	26 months - March 2008
Stock grants without consideration	Combined Ordinary and Extraordinary Shareholders' Meeting of January 9, 2006 31th resolution	0.5% of the Company's capital stock at January 9, 2006	38 months - March 2009

Employee stock ownership

The first "Accor en Actions" employee share issue, open to Group employees in France, was launched in 1999. A total of 7,900 employees subscribed to the issue.

In 2000, an international employee share issue was launched for Group employees in a total of 23 countries. The information memorandum covering the offer to employees in France was registered with the COB on October 16, 2000 under visa no. 00-1665. The purpose of the issue was to offer a majority of employees worldwide the opportunity to become Accor shareholders, by tailoring the plan rules to comply with legal and tax restrictions in each country. A total of 16,000 employees participated in the offer.

In 2002, another international employee share issue was carried out for Group employees in 25 countries. The information memorandum covering the offer to employees in France was registered with the COB on May 17, 2002 under visa no. 02-577. A total of 12,700 employees took part in the offer.

Another international employee share issue was carried out in May and June 2004, with a four-week subscription period. The issue was open to employees in some twenty countries. In France, a preliminary information memorandum related to the issue was registered with the *Autorité des Marchés Financiers* on February 23, 2004 under visa no. 04-118 and a further information memorandum was registered on May 12, 2004 under visa no. 04-407. A total of 9,100 employees participated in the offer.

As of December 31, 2004, 0.92% of the Company's capital was held by 23,303 employees through employee stock ownership plans. As of December 31, 2005, 0.76% of the Company's capital was held by 21,851 employees through employee stock ownership plans.

Share equivalents

Convertible bonds

- May 2002 1% OCEANE bonds, due January 2007 (3,415,424 bonds convertible and/or exchangeable for new or existing Accor shares), ISIN code FR0000180192. If all of these bonds were to be converted into new shares before January 1, 2007, this would result in the issuance of 3,415,424 shares representing 1.57% of the Company's capital at December 31, 2005.
- October 2003 1.75% OCEANE bonds, due January 2008 (15,304,348 bonds), ISIN code FR0010026765. At December 31, 2005, 8,920,986 bonds had been converted into new shares, leading to the issuance of 8,920,986 shares, representing 4.11% of the Company's capital at December 31, 2005. If all of these bonds were to be converted into new shares before January 1, 2008, this would result in the issuance of 6,383,362 shares representing 2.94% of the Company's capital at December 31, 2005.
- Convertible bonds issued to Colony Capital in May 2005, due May 2010 (116,279 bonds), ISIN code FR0010200519). If all of these bonds were to be converted into new shares before May 18, 2010, this would result in the issuance of 11,627,900 shares representing 5.35% of the Company's capital at December 31, 2005.
- Equity notes issued to Colony Capital in May 2005, due May 2008 (128,205 notes), ISIN code FR0010200568). If all of these notes were to be redeemed in the form of new shares before May 18, 2008, this would result in the issuance of 12,820,500 shares representing 5.90% of the Company's capital at December 31, 2005.

Employee stock options

At December 31, 2005, a total of 10,174,625 stock options were outstanding. Exercise of all of these options would lead to the issuance of 10,174,625 shares representing 4.68% of the Company's capital at December 31, 2005.

Securities not carrying rights to a share in the capital

None. There are no other share equivalents outstanding.

Changes in capital

Changes in capital over the last five years

Year	Changes in capital over the last five years	Increase (reduction) (in €) Par value	Premium	New capital (in €)	New number of shares
2001	Exercise of stock options at €15.46	1,050,000	4,360,416	596,023,815	198,674,605
	Exercise of stock options at €13.23	398,430	1,358,988	596,422,245	198,807,415
	Exercise of stock options at €18.81	258,000	1,359,850	596,680,245	198,893,415
2002	Exercise of stock options at €15.46	150,000	623,000	596,830,245	198,943,415
	Exercise of stock options at €33.95	3,000	30,950	596,833,245	198,944,415
	Employee share issue at €37.19	942,405	10,740,276	597,775,650	199,258,550
2003	Exercise of stock options at €32.47	3,000	29,470	597,778,650	199,259,550
2004	Exercise of stock options at €32.47	26,250	257,862	597,804,900	199,268,300
	Exercise of stock options at €15.46	255,000	1,059,100	598,059,900	199,353,300
	Exercise of stock options at €33.95	2,250	23,213	598,062,150	199,354,050
	Employee share issue at €24.48	815,469	5,838,758	598,877,619	199,625,873
	Employee share issue at €27.98	357,933	2,980,389	599,235,552	199,745,184
	Conversion of bonds issued in 2004	20,895,975	257,717,025	620,131,527	206,710,509
2005	Exercise of stock options at €32.47	3,899,100	38,302,159	624,030,627	208,010,209
	Exercise of stock options at €37.00	180,942	2,050,676	624,211,569	208,070,523
	Exercise of stock options at €33.95	335,169	3,457,827	624,546,738	208,182,246
	Exercise of stock options at €37.77	365,850	4,240,202	624,912,588	208,304,196
	Exercise of stock options at €40.58	120,000	1,503,200	625,032,588	208,344,196
	Exercise of warrants at €43.40	1,746	23,513	625,034,334	208,344,778
	Exercise of warrants at €39.10	30	361	625,034,364	208,344,788
	Conversion of 1.75% bonds	26,762,958	332,306,729	651,797,322	217,265,774

There are no options to purchase existing shares of the Company. All options outstanding are to purchase new shares. Accor holds 1,528,731 of its own shares.

Ownership Structure

A Euroclear France survey of financial institutions holding at least 200,000 shares and of shareholders holding at least 250 shares at December 30, 2005 identified 13,599 shareholders owning an aggregate 77.26% of the Company's capital, representing 72.85% of the voting rights.

The Company had 2,625 registered shareholders at December 30, 2005, representing 14.96% of the Company's capital and 19.74% of the voting rights.

An additional 1.53% of the Company's capital and 1.46% of the voting rights were identified further to an investors survey carried out by a specialized service provider.

Shareholders at December 30, 2005

Analysis by shareholder category at December 30, 2005

	% capital held in registered form	% capital held in bearer form	Total % capital	% voting rights
International institutions	1.08%	47.18%	**48.25%**	45.91%
French institutions	0.39%	26.52%	**26.91%**	25.84%
Board members and Co-Founders	11.02%	3.81%	**14.83%**	16.85%
Private shareholders	2.47%	7.54%	**10.01%**	11.40%
TOTAL	**14.96%**	**85.04%**	**100.00%**	**100.00%**

(Sources: Euroclear France, Accor share register, Capital Bridge.)

Among the international institutions, investors based in the United States own 25.9% of outstanding shares, the United Kingdom 11.3%, Canada 2.6%, Switzerland 2%, Germany 1.8%, other continental European countries 4% and other countries 0.7%.

Analysis of shares held by Board members and Co-Founders and free-float

	Number of shares	Number of voting rights	% capital	% voting rights
Caisse des Dépôts et Consignations	18,694,960	18,702,645	8.60%	8.19%
Co-Founders	7,196,300	13,736,199	3.31%	6.02%
Société Générale	3,557,260	3,557,260	1.64%	1.56%
BNP Paribas	1,227,580	2,455,160	0.57%	1.08%
Treasury shares* and other	1,538,246	12,025	0.71%	0.00%
BOARD MEMBERS AND CO-FOUNDERS	**32,214,346**	**38,463,289**	**14.83%**	**16.85%**
Other shareholders	185,051,428	189,860,142	85.17%	83.15%
TOTAL AT DECEMBER 30, 2005	**217,265,774**	**228,323,431**	**100.00%**	**100.00%**

* *The 1,528,731 shares held in treasury are stripped of voting rights.*
(Sources: Euroclear France and Accor share register.)

At December 30, 2005, members of the Management Board held 972,406 registered shares and 2,785 bearer shares, representing a total of 975,191 (0.45% of the Company's capital) and 1,472,597 voting rights (0.64% of the total voting rights).

At that date, 22,150 employees held 3,887,351 shares (1.79% of the Company's capital) and 6,558,901 voting rights (2.87% of the total voting rights), including 1,647,280 shares (0.76% of the capital) and 3,035,493 voting rights (1.33% of the total voting rights) held by 21,851 participants in employee stock ownership plans.

During 2005 and in early 2006, the following registered intermediaries or fund managers notified the Company of changes in their interests, in accordance with disclosure threshold rules:

Disclosure date	Registered intermediary or fund manager	Number of shares	% capital	Number of voting rights	% voting rights
January 20, 2005	Société Générale*	5,445,901	2.63%	5,446,401	2.50%
March 2, 2005	Franklin Resources, Inc.	15,738,472	7.62%	15,738,472	7.42%
March 7, 2005	Franklin Resources, Inc.	15,952,152	7.72%	15,952,152	7.53%
March 3, 2005	Société Générale*	6,246,055	3.02%	6,246,555	2.86%
March 11, 2005	Société Générale	6,734,331	3.26%	6,734,831	3.09%
March 11, 2005	Arnhold and S.Bleichroeder Advisers, LLC	2,670,500	1.29%	2,670,500	1.23%
April 7, 2005	Société Générale*	4,793,691	2.32%	4,794,191	2.20%
May 27, 2005	*Crédit Agricole Asset Management*	4,224,883	2.04%	N/A	N/A
May 26, 2005	Société Générale*	10,647,014	5.15%	10,647,514	4.89%
June 3, 2005	Société Générale*	10,299,340	4.98%	10,299,840	4.73%
June 9, 2005	Société Générale*	9,152,922	4.43%	9,153,422	4.20%
June 16, 2005	Société Générale*	8,625,244	4.17%	8,625,744	3.96%
June 30, 2005	Crédit Agricole Asset Management	5,298,305	2.56%	N/A	N/A
July 7, 2005	Société Générale*	6,533,502	3.16%	6,534,002	2.99%
August 15, 2005	Capital Group International Inc	18,184,700	8.80%	18,184,700	8.35%
August 15, 2005	Capital Research and Management Company	10,757,504	5.20%	10,757,504	4.94%
October 13, 2005	Société Générale*	6,681,999	3.23%	6,682,499	3.07%
October 25, 2005	Caisse des Dépôts et Consignations	17,605,793	8.51%	17,613,478	8.08%
November 4, 2005	Société Générale*	6,508,395	3.15%	6,508,895	2.99%
November 10, 2005	Caisse des Dépôts et Consignations	18,541,805	8.96%	18,549,490	8.51%
November 15, 2005	Caisse des Dépôts et Consignations	18,647,454	9.02%	18,655,139	8.56%
November 17, 2005	Société Générale*	6,374,667	3.08%	6,375,167	2.93%
November 24, 2005	Société Générale*	6,485,089	3.14%	6,485,589	2.98%
December 1, 2005	Société Générale*	6,342,342	3.07%	6,342,842	2.91%
December 28, 2005	Société Générale*	6,877,290	3.33%	6,877,790	3.16%
January 12, 2006	Société Générale*	6,885,995	3.17%	6,886,495	3.02%
January 20, 2006	Société Générale*	7,389,537	3.40%	7,390,037	3.24%
January 23, 2006	Arnhold and S.Bleichroeder Advisers, LLC	1,968,010	0.91%	1,968,010	0.86%
January 31, 2006	Crédit Agricole Asset Management	5,161,574	2.38%	5,161,574	2.26%

** The thresholds indicated include the trading activities of Société Générale.*

During 2005 and in early 2006, the following registered intermediaries or fund managers also notified the French stock exchange authorities (*Autorité des Marchés Financiers*) of changes in their interests, in accordance with disclosure threshold rules:

Disclosure date	AMF reference number	Registered intermediary or fund manager	Number of shares	% capital	Number of voting rights	% voting rights
May 20, 2005	205C0935	Société Générale*	11,265,625	5.45%	11,265,625	5.17%
May 27, 2005	205C0958	Société Générale*	10,647,014	5.15%	10,647,514	4.89%
June 3, 2005	205C1000	Société Générale*	10,299,340	4.98%	10,298,840	4.73%
August 22, 2005	205C1430	Capital Group International Inc	18,184,700	8.80%	18,184,700	8.35%
August 22, 2005	205C1431	Capital Research and Management Company	10,757,504	5.20%	10,757,504	4.94%
January 26, 2006	206C0184	Capital Research and Management Company	9,681,989	4.68%	9,681,989	4.44%

* *The thresholds indicated include the trading activities of Société Générale.*

To the best of the Company's knowledge, no shareholder owns more than 1% of the Company's capital.

Changes in ownership structure over the past three years

	2003			2004			2005		
	Number of shares	% capital	% voting rights	Number of shares	% capital	% voting rights	Number of shares	% capital	% voting rights
Caisse des Dépôts et Consignations	8,976,435	4.5%	4.2%	15,617,275	7.6%	7.1%	18,694,960	8.60%	8.19%
Co-Founders	7,346,368	3.7%	6.6%	7,152,182	3.5%	6.3%	7,196,300	3.31%	6.02%
Société Générale	4,158,416	2.1%	1.9%	3,557,260	1.7%	1.6%	3,557,260	1.64%	1.56%
BNP Paribas	1,227,580	0.6%	1.2%	1,227,580	0.6%	1.1%	1,227,580	0.57%	1.08%
Worms & Cie (IFIL)	1,270,500	0.6%	1.2%	-	-	-	-	-	-
Other shareholders	176,280,251	88.5%	84.9%	179,156,212	86.6%	83.8%	186,589,674	85.88%	83.15%
TOTAL	**199,259,550**	**100.0%**	**100.0%**	**206,710,509**	**100.0%**	**100.0%**	**217,265,774**	**100.00%**	**100.00%**

(Sources: Euroclear France and Accor share register.)

Accor has not identified any other material changes in its ownership structure during the past three years.

To the best of the Company's knowledge, no individual or company, directly or indirectly and acting alone or in concert with other shareholders, controls or is in a position to control Accor.

No shareholder pacts are in force and Accor does not hold any treasury shares, other than for allocation on exercise of stock options.

Liens on registered shares

No liens on registered shares have been identified among the shares held by the Group's main shareholders (defined as shareholders owning over 5% of the capital). Registered shares that are subject to liens do not represent a material percentage of the total capital. At December 30, 2005, these shares represented 0.07% of the capital.

Dividends

	Number of shares with dividend rights	Dividend for the year *(in €)*				Share price *(in €)*			Dividend yield based on year-end price
		Before tax credit	Tax credit	Total revenue	Paid on	High	Low	Year-end	
2000	198,324,605	1.00	0.50	1.50	June 14, 2001	51.00	35.39	45.00	3.33%
2001	198,893,415	1.05	0.525	1.575	June 3, 2002	52.40	25.72	40.83	3.86%
2002	199,258,550	1.05	0.525	1.575	June 2, 2003	49.00	26.75	28.86	5.46%
2003	199,259,550	1.05	0.525	1.575	May 17, 2004	37.43	25.01	35.90	4.39%
2004(1)	206,710,509	1.30	-	1.30	May 17, 2005	37.36	30.37	32.21	4.00%
2005(2)	217,265,774	1.15	-	1.15	May 17, 2006	47.15	31.03	46.46	2.48%

(1) Including a special dividend of €0.25.

(2) Submitted for shareholder approval at the Annual Meeting.

In accordance with the 2004 French Finance Act, as from 2004 dividends no longer give rise to tax credits.

The total recommended dividend for 2005, payable on all shares carrying dividend rights at January 1, 2005 (217,765,774), amounts to €1.15. Accor's dividend policy is to maintain a high payout rate and to regularly increase the dividend per share.

No interim dividend was paid in 2005. Dividends are paid through Euroclear France. Dividends not claimed within five years from the date of payment are forfeited, as provided for by law.

The Market for Accor Securities

The market for Accor shares

Accor shares are traded on the Eurolist market (Segment A) of Euronext Paris and are included in the CAC 40 index.

Accor shares are also included in the four main socially responsible investment stock indexes, the Vigeo ASPI index, the FTSE 4 Good index, the Ethibel ESI index and the Dow Jones Sustainability Index.

In the United States, Accor has an unsponsored American Depositary Receipt (ADR) program that qualifies for 12g3-2(b) exemption.

Accor share prices and trading volumes (ISIN code FR0000120404)

(in €)	Average price	High	Low	Trading volume
2004				
October	31.70	33.00	30.37	23,075,472
November	32.92	33.94	32.05	18,534,217
December	32.26	32.98	31.42	20,266,262
2005				
January	32.54	33.58	31.03	25,638,045
February	35.01	35.95	33.07	22,676,386
March	37.28	38.77	34.98	29,379,934
April	37.00	38.23	35.02	22,436,779
May	36.41	37.98	34.90	23,815,192
June	38.74	39.82	37.50	18,775,786
July	40.76	42.48	37.25	25,428,990
August	42.87	44.29	41.30	18,108,802
September	41.81	43.75	40.62	27,095,405
October	41.97	44.20	40.32	25,489,453
November	44.33	45.95	41.23	23,233,661
December	45.72	47.15	44.70	18,378,945
2006				
January	49.46	52.25	46.30	37,407,756
February	50.19	52.30	49.01	23,929,588

(Source: Euronext, Accor.)

Registrar

Shareholder services, including transfers and dividend payments, are provided by:

Société Générale

32, rue du Champ-de-Tir

BP 81 236

44312 Nantes Cedex 3, France.

The market for Accor OCEANE bonds

Prices and trading volumes of April 2002 1% Accor OCEANE bonds, due January 2007 (ISIN code FR0000180192)

				Trading volume	
(in €)	Average price	High	Low	€ thousands	Number
2004					
October	177.35	177.60	177.10	121	683
November	177.97	178.00	177.90	346	1,944
December	178.79	179.07	178.50	1,339	7,480
2005					
January	123.28	130.00	118.00	159	1,259
February	118.75	119.25	118.25	21	179
March	119.09	121.00	118.00	301	2,530
April	119.35	119.80	118.00	492	4,105
May	118.75	119.50	117.00	13	115
June	119.18	120.00	117.00	68	573
July	119.66	120.50	119.00	15	128
August	120.10	120.50	118.50	47	392
September	121.00	121.00	121.00	7	60
October	121.08	130.00	117.00	167	1,416
November	120.42	121.10	118.50	10	85
December	117.23	121.96	112.00	265	2,223
2006					
January	59.95	60.90	59.00	31	504
February	59.98	60.90	59.05	30	498

(Source: Fininfo.)

Prices and trading volumes of October 2003 1.75% Accor OCEANE bonds, due January 2008 (ISIN code FR0010026765)

(in €)	Average price	High	Low	Trading volume	
				€ thousands	Number
2004					
October	40.85	41.10	40.60	917	22,542
November	41.07	41.25	40.75	6,020	147,741
December	41.08	41.40	40.80	112	2,740
2005					
January	40.37	40.60	40.21	121	2,996
February	40.98	41.30	40.60	225	5,512
March	41.58	40.95	42.10	1,133	27,192
April	41.57	41.95	41.20	142	3,431
May	41.61	42.20	41.15	92	4,082
June	41.37	42.65	41.98	2,705	64,308
July	43.49	44.30	42.50	175	4,008
August	44.59	45.00	43.50	154	3,479
September	44.13	44.40	43.90	183	75,737
October	44.12	44.80	44.00	234	5,300
November	45.43	47.00	44.75	480	10,626
December	46.01	47.49	45.00	744	16,246
2006					
January	48.52	50.40	46.00	3,833	78,564
February	48.78	50.20	47.75	150	3,050

(Source: Fininfo.)

FINANCIAL STATEMENTS



Consolidated Financial Statements and Notes

Statutory Auditors' Report on the Consolidated Financial Statements - Year Ended December 31, 2005

This is a free translation into English of the original Statutory Auditors' report issued in the French language and is provided solely for the convenience of English-speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the shareholders,

In accordance with our appointment as auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Accor for the year ended December 31, 2005.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit. The consolidated financial statements have been prepared for the first time in accordance with International Financial Reporting Standards (IFRSs), as adopted by the European Union. They include pro forma information for the year ended December 31, 2004 prepared in accordance with the same standards.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies in accordance with IFRSs as adopted by the European Union.

II. Justification of our assessments

Pursuant to the provisions of article L.823-9 of the French Commercial Code governing the justification of our assessments, we draw your attention to the following:

Notes 1.D.6 and 1.D.4 to the consolidated financial statements describe the accounting policies and methods used to assess the recoverable amount of property, plant and equipment and intangible assets, as well as the policies and methods used to account for leases and sale-and-leaseback transactions. We reviewed the appropriateness of these accounting policies and methods and of the related information given in the notes to the consolidated financial statements. We also examined the consistency of the data and assumptions used, and the supporting documentation, and on these bases assessed the reasonableness of the estimates made.

These assessments were performed as part of our audit approach for the consolidated financial statements taken as a whole and contributed to the expression of the opinion in the first part of this report.

III. Specific Procedure

In accordance with professional standards applicable in France, we have also verified the information given in the Group's Management Report. We have no comment to make as to the fair presentation of this information or its consistency with the consolidated financial statements.

Neuilly-sur-Seine, March 31, 2006

The Statutory Auditors

Deloitte & Associés

Alain Pons David Dupont Noël

Barbier Frinault & Autres
Ernst & Young

Christian Chochon

Consolidated Income Statements

(in € millions)	Notes	2004	2005
Revenue		7,013	7,562
Other operating revenue		51	60
CONSOLIDATED REVENUE	**3**	**7,064**	**7,622**
Operating expense	4	(5,239)	(5,636)
EBITDAR	**5**	**1,825**	**1,986**
Rental expense	6	(790)	(837)
EBITDA		1,035	1,149
Depreciation, amortization and provision expense	7	(423)	(432)
EBIT	8	612	717
Net financial expense	9	(101)	(122)
Share of profit of associates after tax	10	2	8
OPERATING PROFIT BEFORE TAX AND NON RECURRING ITEMS		**513**	**603**
Restructuring costs	11	(22)	(43)
Impairment losses	12	(52)	(107)
Gains and losses on management of hotel properties	13	(8)	72
Gains and losses on management of other assets	14	(23)	(37)
PROFIT BEFORE TAX		**408**	**488**
Income tax expense	15	(152)	(124)
NET PROFIT	**40**	**256**	**364**
Minority interests	25	(23)	(31)
NET PROFIT, GROUP SHARE		**233**	**333**
Weighted average number of shares outstanding *(in thousands)*	23	199,126	214,783
EARNINGS PER SHARE *(in €)*		**1.17**	**1.55**
Diluted earnings per share *(in €)*	23	1.13	1.51
DIVIDEND PER SHARE *(in €)*		**1.30**[1]	**1.15**[2]
Earnings per share from continuing operations attributable to ordinary shares *(in €)*		1.17	1.55
Diluted earnings per share from continuing operations attributable to ordinary shares *(in €)*		1.13	1.51

(1) Included a €0.25 exceptionnel dividend.

(2) Proposed to the General Meeting.

Consolidated Balance Sheets

Assets

(in € millions)	Notes	2004	2005
GOODWILL	**16**	**1,667**	**1,897**
INTANGIBLE ASSETS	**17**	**400**	**437**
PROPERTY, PLANT AND EQUIPMENT	**18**	**3,717**	**3,891**
Long-term loans	19	329	288
Investments in associates	20	598	640
Other financial investments	21	293	284
TOTAL NON-CURRENT FINANCIAL ASSETS		**1,220**	**1,212**
Deferred tax assets	15	279	387
TOTAL NON-CURRENT ASSETS		**7,283**	**7,824**
Inventories		69	64
Trade receivables	22	1,272	1,508
Other receivables and accruals	22	628	770
Service voucher reserve funds		346	327
Receivables on disposals of assets	29 & 30	44	23
Short-term loans	29 & 30	45	39
Current financial assets	29 & 30	77	600
Cash and cash equivalents	29 & 30	1,589	1,763
TOTAL CURRENT ASSETS		**4,070**	**5,094**
Non-current assets held for sale	18.3	-	260
TOTAL ASSETS		**11,353**	**13,178**

Equity and liabilities

(in € millions)	Notes	2004	2005
Share capital		617	649
Additional paid-in capital		2,187	2,567
Retained earnings		49	15
Valuation reserve on financial instruments	24	125	547
Reserve relate to employee benefits		10	19
Reserve for actuarial gains/losses		-	(21)
Cumulative translation adjustment		(93)	192
Net profit, Group share		233	333
SHAREHOLDERS' EQUITY, GROUP SHARE	**23**	**3,128**	**4,301**
Minority interests	25	70	95
TOTAL SHAREHOLDERS' EQUITY AND MINORITY INTERESTS		**3,198**	**4,396**
Repackaged Perpetual Subordinated Floating Rate Notes (TSDI)	27 & 30	-	-
Convertible bonds (OCEANE)	28, 29 & 30	950	1,001
Other long-term debt	29 & 30	2,258	520
Long-term finance lease liabilities	29 & 30	337	352
Deferred tax	15	312	314
Long-term provisions	26	147	171
TOTAL NON-CURRENT LIABILITIES		**7,202**	**6,754**
Trade payables		760	849
Other payables and income tax payable	22	1,228	1,460
Service vouchers in circulation		1,561	1,940
Current provisions	26	148	203
Short-term debt and finance lease liabilities	29 & 30	382	1,915
Bank overdrafts	29 & 30	72	57
TOTAL CURRENT LIABILITIES		**4,151**	**6,424**
Liabilities held for sale		-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**11,353**	**13,178**

Consolidated Cash Flow Statements

(in € millions)		Notes	2004	2005
+	EBITDA		1,035	1,149
-	Net financial expense		(101)	(122)
-	Income tax expense		(144)	(200)
-	Non cash revenue and expense included in EBITDA		14	-
-	Elimination of provision movements included in net financial expense, income tax expense and non-recurring taxes		43	102
+	Dividends received from associates		6	6
=	**FUNDS FROM OPERATIONS**	**31**	**853**	**935**
+	Cash received (paid) on non-recurring transactions (included restructuring costs and non-recurring taxes)		(67)	(124)
+	Decrease (increase) in working capital	32	130	271
=	**NET CASH FROM OPERATING ACTIVITIES (A)**		**916**	**1,082**
-	Renovation and maintenance expenditure	33	(314)	(449)
-	Development expenditure	34	(680)*	(479)
+	Proceeds from disposals of assets		429	313
=	**NET CASH USED IN INVESTMENTS/DIVESTMENTS (B)**		**(565)**	**(615)**
+	Proceeds from issue of share capital		312**	822
-	Reduction in capital		-	-
-	Dividends paid		(284)	(287)
-	Repayments of long-term debt		(49)	(702)
-	Payment of finance lease liabilities		(33)	(52)
+	New long term debt		128	664
=	**INCREASE (DECREASE) IN LONG-TERM DEBT**		**46**	**(90)**
+	Increase (decrease) in short-term debt		131	(178)
=	**NET CASH FROM FINANCING ACTIVITIES (C)**		**205**	**267**
-	**EFFECT OF CHANGES IN EXCHANGE RATES (D)**		**11**	**(27)**
=	**NET CHANGE IN CASH AND CASH EQUIVALENTS (E)= (A)+(B)+(C)+(D)**	**30**	**567**	**707**
+	Cash and cash equivalents at beginning of period		1,024	1,594
+	Effect of changes in fair value of cash and cash equivalents		3	5
-	Cash and cash equivalents at end of period		1,594	2,306
=	**NET CHANGE IN CASH AND CASH EQUIVALENTS**	**30**	**567**	**707**

** Including €308 million for the acquisition of Club Méditerranée (see note 2.D.2).*

*** Including €296 million for the acquisition of Club Méditerranée (see note 2.D.2).*

Changes in Consolidated Shareholders' Equity

(in € millions)	Number of shares outstanding	Share capital	Additional paid-in capital	Translation reserve[3]	Fair value adjustments reserve[4]	Reserve relate to employee benefits	Reserve for actuarial gains/ losses	Retained earnings and profit for the period	Shareholders' equity	Minority interests	Consolidated shareholders' Equity
AT JANUARY 1, 2004	**197,730,819**	**593**	**1,903**	**-**	**125**	**-**	**-**	**315**	**2,936**	**86**	**3,022**
Issues of share capital											
- On conversion of equity notes (ORANE)	6,965,325	21	258	-	-	-	-	-	279	-	279
- On exercise of stock options	94,500	-	1	-	-	-	-	-	1	-	1
- Club Méditerranée earn-out payable in stock [1]	550,000	1	16	-	-	-	-	-	17	-	17
- On mergers	-	-		-	-	-	-	-	-	-	
- Employee share issue	391,134	2	9	-	-	-	-	-	11	4	15
- Treasury stock	-	-	-	-	-	-	-	-	-	-	-
Gross dividends paid	-	-	-	-	-	-	-	(266)	(266)	(20)	(286)
Cumulative translation adjustment	-	-	-	(93)	-	-	-	-	(93)	(2)	(95)
Profit for the period	-	-	-	-	-	-	-	233	233	23	256
Fair value adjustments on financial investments	-	-	-	-	-	-	-	-	-	-	-
Change in reserve for employee benefits	-	-	-	-	-	10	-	-	10	-	10
Cost of share-based payments	-	-	-	-	-	-	-	-	-	-	-
Deferred tax on items taken directly to equity	-	-	-	-	-	-	-	-	-	-	-
Effect of changes of accounting method	-	-	-	-	-	-	-	-	-	(21)	(21)
AT DECEMBER 31, 2004	**205,731,778**	**617**	**2,187**	**(93)**	**125**	**10**	**-**	**282**	**3,128**	**70**	**3,198**
Issues of share capital											
- On conversion of equity notes (convertible bonds)	8,920,986	28	332	-	-	-	-	-	360	-	360
- On exercise of stock options	1,634,279	4	50	-	-	-	-	-	54	-	54
- On mergers	-	-	-	-	-	-	-	-	-	-	-
- Employee share issue	-	-	-	-	-	-	-	-	-	-	-
- Treasury stock	-	-	-	-	-	-	-	-	-	-	-
Gross dividends paid	-	-	-	-	-	-	-	(267)	(267)	(21)	(288)
Cumulative translation adjustment	-	-	-	285	-	-	-	-	285	8	293
Profit for the period	-	-	-	-	-	-	-	333	333	31	364
Fair value adjustments on financial investments	-	-	(2)	-	422	-	-	-	420	-	420
Change in reserve for employee benefits	-	-	-	-	-	9	-	-	9	-	9
Reserve for actuarial gains/losses	-	-	-	-	-	-	(21)	-	(21)	-	(21)
Cost of share-based payments	-	-	-	-	-	-	-	-	-	-	-
Effect of changes of accounting method	-	-	-	-	-	-	-	-	-	7	7
AT DECEMBER 31, 2005 [2]	**216,287,043**	**649**	**2,567**	**192**	**547**	**19**	**(21)**	**348**	**4,301**	**95**	**4,396**

(1) Corresponding to the earn-out payment due to CDC in connection with the acquisition of Club Méditerranée, which is payable in shares. In accordance with IFRS standards, this liability was recorded as a deduction from equity at the acquisition date, together with the Accor shares lodged as collateral for the earn-out payment.

(2) At December 31, 2005, Accor held 1,528,731 shares in treasury, with a fair value of €63 million. These shares have been deducted from equity at cost.

(3) Exchange differences on translating foreign operations for the twelve months ended December 31, 2005, in the amount of €293 million, mainly concern the US dollar. The strengthening of the dollar against the euro during the period led to a €126 million positive translation adjustment to the Group's North American assets, primarily Motel 6 and Red Roof Inns.

The period-end euro/US dollar exchange rates applied to prepare the consolidated financial statements were as follows: 1.2630 at December 31, 2003; 1.3621 at December 31, 2004; 1.1797 at December 31, 2005.

(4) 2005 change corresponding to the recognition in equity of the equity component of the ORA equity notes issued to Colony Capital (see note 24).

Number of outstanding shares is detailed as follows:

Details on shares	2004	2005
Total number of shares authorized	206,710,509	217,265,774
Number of fully paid shares issued and outstanding	206,710,509	217,265,774
Number of shares issued and outstanding not fully paid	-	-
Par value per share *(in €)*	3	3
Treasury stock	1,528,731	1,528,731
Number of shares held for allocation on exercise of stock options and grants	-	-

Average number of ordinary shares before and after dilution is presented as follows:

ACCOR'S SHARE CAPITAL AT DECEMBER 31, 2005		**217,265,774**
Shares in treasury		(1,528,731)
Equity Notes issued for Colony in 2005		12,820,500
Adjustment from Equity Notes, Convertible bonds and Stock option plans exercised during the period		(13,774,942)
AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING DURING THE PERIOD	See note 23	**214,782,601**
Number of potential ordinary shares resulting from conversion of Stock option plans		1,050,889
Number of potential ordinary shares resulting from conversion of Bonds and Equity Notes		24,842,110
Adjustment from Convertible bonds exercised during the period		8,177,571
NUMBER OF ORDINARY SHARES USED TO CALCULATE DILUTED EARNINGS PER SHARE	See note 23	**248,853,170**

Key Management Ratios

	Note	2004	2005
Gearing	a	71%	32%
Adjusted Funds from Ordinary Activities / Adjusted Net Debt	b	12.3%	16.8%
Return On Capital Employed	c	10.0%	10.7%
Economic Value Added (EVA®) (in € millions)	d	184	236

Notet (a): Gearing corresponds to the ratio of net debt to equity *(including minority interests).*

Note (b): Adjusted Funds from Ordinary Activities /Adjusted Net Debt is calculated as follows, corresponding to the method used by the main rating agencies.

	2004	2005
NET DEBT AT END OF THE PERIOD	**2,244**	**1,420**
Debt restatment prorated over the period	(254)	17
AVERAGE DEBT	**2,498**	**1,403**
8% discounted rental commitments (see note 6)	5,952	5,469
TOTAL ADJUSTED NET DEBT	**8,450**	**6,872**
FUNDS FROM ORDINARY ACTIVITIES	**853**	**935**
Rental amortization (see note 6)	187	221
ADJUSTED FUNDS FROM ORDINARY ACTIVITIES	**1,040**	**1,156**
RATIO ADJUSTED FUNDS FROM ORDINARY ACTIVITIES/ADJUSTED NET DEBT	**12.3%**	**16.8%**

Note (c): Return On Capital Employed (ROCE) is defined hereafter.

Note (d): Economic Value Added (EVA®).

Economic Value Added (EVA) has been calculated as follows:

	2004	2005
Cost of equity[1]	8.53%	7.57%
Cost of debt (after tax)	3.40%	3.30%
Equity/debt weighting		
• Equity	58.36%	75.58%
• Debt	41.64%	24.42%
WEIGHTED AVERAGE COST OF CAPITAL (WACC)[2]	**6.39%**	**6.53%**
ROCE AFTER TAX[3]	**8.09%**	**8.62%**
CAPITAL EMPLOYED (IN € MILLIONS)	**10,883**	**11,291**
ECONOMIC VALUE ADDED (IN € MILLIONS)[4]	**184**	**236**

(1) The Beta used to calculate the cost of equity for 2004 and 2005 was 1 and the 10-year OAT rate as at December 31, has been used as the risk-free rate.

(2) WACC is determined as follows:

$$\text{Cost of equity} \times \frac{\text{Equity}}{(\text{Equity} + \text{Debt})} + \text{Cost of debt} \times \frac{\text{Debt}}{(\text{Equity} + \text{Debt})}$$

(3) ROCE after tax is determined as follows:

$$\frac{\text{EBITDA} - (\text{EBITDA} - \text{depreciation, amortization and provisions}) \times \text{tax rate}]}{\text{Capital employed}}$$

For example, at December 31, 2005 the data used in the formula were as follows:

EBITDA :	€1,208 million (see ROCE hereafter)
DEPRECIATION, AMORTIZATION AND PROVISIONS:	€ 432 million
NOTIONAL TAX RATE:	30.1 % (see note 15.2)
CAPITAL EMPLOYED:	€11,291 million (see ROCE hereafter)

(4) EVA is determined as follows: (ROCE after tax – WACC) x Capital Employed

A 0.1 point increase or decrease in the Beta would have had a €36 million in 2005 and €31 million impact on EVA in 2004.

Return on Capital Employed (ROCE) by Business Segment

Return on Capital Employed (ROCE) is a key management indicator used internally to measure the performance of the Group's various businesses.

It is also an indicator of the profitability of assets that are either not consolidated or accounted for by the equity method.

It is calculated on the basis of the following aggregates derived from the consolidated financial statements:

- **Adjusted EBITDA:** for each business, EBITDA plus revenue on financial assets and investments in associates (dividends and interest).
- **Capital Employed:** for each business, the average cost of non-current assets, before depreciation, amortization and provisions, plus working capital.

ROCE corresponds to the ratio between EBITDA and average capital employed for the period. In fiscal 2005, ROCE stood at 10.7% versus 10.0% in fiscal 2004. Excluding hotels under construction (representing capital employed that does not currently generate any EBITDA), ROCE would have been 10.8% in fiscal 2005 and 10.1% in fiscal 2004.

(in € millions)	2004	2005
Capital employed	11,043	11,882
Adjustments for business acquisitions and disposals(1)	(342)	(665)
Effect of exchange rate changes on capital employed(2)	182	74
AVERAGE CAPITAL EMPLOYED	**10,883**	**11,291**
EBITDA	1,035	1,149
Interest income on external loans and dividends	43	36
Share of profit of associates before tax (see note 10)	8	23
ADJUSTED EBITDA	**1,086**	**1,208**
ROCE (ADJUSTED EBITDA/CAPITAL EMPLOYED)	**10.0%**	**10.7%**

(1) For the purpose of calculating ROCE, capital employed in businesses acquired or disposed of during the period is prorated over the period of EBITDA recognition in the income statement. For example, the capital employed of a business acquired on December 31 that did not generate any EBITDA during the year would not be included in the calculation.

(2) Capital employed is translated at the average exchange rate for the year, corresponding to the rate used to translate EBITDA.

Return on capital employed (ratio between EBITDA and average capital employed) over a 12-month rolling period is as follows, by business segment:

Business	2004		2005	
	Capital Employed	ROCE	Capital Employed	ROCE
	(in € millions)	%	*(in € millions)*	%
HOTELS	**8,157**	**8.8%**	**7,874**	**9.9%**
Up and Midscale Hotels	4,223	7.1%	3,925	8.0%
Economy Hotels	1,778	15.4%	1,759	16.7%
Economy Hotels United States	2,156	6.8%	2,190	7.7%
SERVICES	**801**	**24.6%**	**936**	**26.0%**
OTHER BUSINESSES				
Travel Agencies	454	11.0%	493	11.0%
Casinos	249	14.7%	429	10.6%
Restaurants	231	12.0%	235	14.0%
Onboard Train Services	128	8.8%	123	15.3%
Holding companies and other	863	4.8%	1,201	3.0%
GROUP TOTAL	**10,883**	**10.0%**	**11,291**	**10.7%**

Notes

Note 1. Summary of significant accounting policies

In accordance with European Commission regulation 1606/2002 dated July 19, 2002 on the application of international financial reporting standards, the Accor Group consolidated financial statements have been prepared, as from January 1, 2005, in accordance with the International Financial Reporting Standards endorsed by the European Union and applicable at December 31, 2005.

The Group has also elected for early adoption of the following standards:

- Amendment to IAS 19 "Actuarial gains and losses, Group Plans and Disclosures"; and
- Amendment to IAS 39 "Cash flow Hedge Accounting of Forecast Intragroup Transactions".

The Group has not elected for early adoption of the other new standards and interpretations not yet endorsed by the European Union as of January 1, 2006.

In preparation for the publication of 2005 IFRS financial statements and in order to provide comparative information, an opening IFRS balance sheet has been prepared at January 1, 2004 in accordance with IFRS 1 – First Time Adoption of International Financial Reporting Standards, together with IFRS financial statements for 2004. The standards applied include IAS 32, IAS 39.

In accordance with the optional exemptions to the retrospective application of IFRSs provided by IFRS 1, the Group has elected:

- No to restate business combinations that occurred before January 1, 2004.
- To transfer cumulative translation differences at January 1, 2004 to retained earnings.
- To designate, at the date of transition to IFRS, a financial instrument as a financial asset or financial liability at fair value through profit or loss or as available for sale.

The Group has elected not to apply the following optional exemptions:

- Measurement of property, plant and equipment and intangible assets at fair value at the transition date, and use of that fair value as deemed cost.
- Application of IFRS 2 "Share-based Payment" to equity instruments granted on or before November 7, 2002 and to those granted after November 7, 2002 that vested before the date of transition to IFRS.

The other optional exemptions are not applicable to Accor Group.

Note 46 describes the principles applied to prepare the opening IFRS balance sheet at January 1, 2004, as well as the differences compared with French Generally Accepted Accounting Principles applied in prior years and their impact on the 2004 balance sheet and income statement.

The financial statements of consolidated companies, prepared in accordance with local accounting principles, have been restated to conform to Group policies prior to consolidation. All consolidated companies have a December 31 year-end, except for Groupe Lucien Barrière SAS, Club Méditerranée and Go Voyages whose year-end is October 31.

Financial statements for 2003 and 2004 prepared in accordance with 2003 and 2004 French generally accepted accounting principles are disclosed in reference document D.05-330 filed with the Autorité des Marchés Financiers on April 4, 2005.

The main accounting methods applied are as follows.

A. Consolidation methods

The companies over which the Group exercises exclusive de *jure* or de *facto* control, directly or indirectly, are fully consolidated.

Companies controlled and operated jointly by Accor and a limited number of partners under a contractual agreement are proportionally consolidated.

Companies over which the Group exercises significant influence are accounted for by the equity method. Significant influence is considered as being exercised when the Group owns between 20% and 50% of the voting rights.

The assets and liabilities of subsidiaries acquired during the period are initially recognized at their fair value at the acquisition date. Minority interests are determined based on the initially recognized fair values of the underlying assets and liabilities.

In accordance with IAS 27 "Consolidated and Separate Financial Statements", potential voting rights held by Accor that are currently exercisable (call options) are taken into account to determine the existence of control over the company concerned.

B. Goodwill

In the year following the acquisition of a consolidated company, fair value adjustments are made to the identifiable assets and liabilities acquired. For this purpose, fair values are determined in the new subsidiary's local currency.

In subsequent years, these fair value adjustments follow the same accounting treatment as the items to which they relate.

B.1. Positive goodwill

Goodwill, representing the excess of the cost of a business combination over the Group's equity in the net fair value of the identifiable assets and liabilities acquired at the acquisition date, is recognized in assets under "Goodwill".

Goodwill arising on acquisition of associates – corresponding to companies over which the Group exercises significant influence – is recognized in the carrying amount of the investment. Goodwill arising on acquisition of subsidiaries and jointly controlled entities is reported separately.

In accordance with IFRS 3 "Business Combinations", goodwill is not amortized but is tested for impairment at least once a year and more frequently if there is any indication that it may be impaired. The methods used to test goodwill for impairment are described in note 1.D.6. If the carrying amount of goodwill exceeds the recoverable amount, an irreversible impairment loss is recognized in profit.

B.2. Negative goodwill

Negative goodwill, representing the excess of the Group's equity in the net fair value of the identifiable assets and liabilities acquired at the acquisition date over the cost of the business combination, is recognized immediately in profit. If all or part of the excess corresponds to future costs or losses expected to arise in respect of the acquired business, the amount concerned is recognized in profit.

C. Foreign currency translation

The balance sheets of foreign subsidiaries are translated into euros at the closing exchange rate, and their income statements are translated at the average rate for the period. Differences arising from translation are recorded as a separate component of equity and recognized in profit on disposal of the business.

For subsidiaries operating in hyperinflationary economies, non-monetary assets and liabilities are translated at the exchange rate on the transaction date (historical rate) and monetary assets and liabilities are translated at the closing rate. In the income statement, income and expense related to non-monetary assets and liabilities are translated at the historical rate and other items are translated at the average rate for the month in which the transaction was recorded. Differences arising from the application of this method are recorded in the income statement under "Net financial expense".

D. Non-current assets

D.1. Intangible assets

In accordance with IAS 38 "Intangible Assets", intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses.

Brands and lease premiums ("droit au bail") in France are considered as having indefinite useful lives and are therefore not amortized. Their carrying amount is reviewed at least once a year and more frequently if there is any indication that they may be impaired. If their fair value determined according to the criteria applied at the acquisition date is less than their carrying amount, an impairment loss is recognized (see note 1.D.6).

Other intangible assets (licenses and software) are considered as having finite useful lives. They are amortized on a straight-line basis over their useful lives.

The clientele of hotels outside France is generally amortized over the life of the underlying lease.

Identifiable intangible assets recognized in a business combination are initially recognized at amounts determined by independent valuations, performed using relevant criteria for the business concerned that can be applied for the subsequent measurement of the assets.

D.2. Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses, in accordance with IAS 16 "Property, Plant and Equipment". Cost includes borrowing costs directly attributable to the construction of assets.

Assets under construction are measured at cost less any accumulated impairment losses. They are depreciated from the date when they are ready for use.

Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives, determined by the components method, from the date when they are put in service. The main depreciation periods applied are as follows:

	Upscale and Midscale Hotels	Economy Hotels
Buildings	50 years	35 years
Building improvements, fixtures and fittings	7 to 25 years	7 to 25 years
Capitalized construction-related costs	50 years	35 years
Equipment	5 to 15 years	5 to 15 years

D.3. Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are included in the cost of the asset. Other borrowing costs are recognized as an expense for the period in which they are incurred.

D.4. Leases and sale-and-leaseback transactions

Leases are analysed based on IAS 17 "Leases".

Leases that transfer substantially all the risks and rewards incidental to ownership of an asset to the lessee are qualified as finance leases and accounted for as follows:

- The leased item is recognized as an asset at an amount equal to its fair value or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease.
- A liability is recognized in the same amount, under "Finance lease liabilities".
- Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability.
- The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

The asset is depreciated over its useful life, in accordance with Group accounting policy, if there is reasonable certainty that the Group will obtain ownership of the asset by the end of the lease term; otherwise the asset is depreciated by the components method over the shorter of the lease term and its useful life.

Where sale-and-leaseback transactions result in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortized over the lease term, unless there has been impairment in value.

Lease payments under operating leases are recognized as an expense on a straight-line basis over the lease term. Future minimum lease payments under non-cancelable operating leases are disclosed in note 6. Where sale-and-leaseback transactions result in an operating lease and it is clear that the transaction is established at fair value, any profit or loss is recognized immediately. Fair value for this purpose is generally determined based on independent valuations.

D.5. Other financial investments

Other financial investments, corresponding to investments in non-consolidated companies, are measured at fair value. Changes in fair value are accumulated in equity and recognized in profit when the investments are sold. An impairment loss is recognized on significantly impaired investments whose value is not expected to recover in the foreseeable future. The impairment loss is recognized in profit and is not reversible.

D.6. Recoverable amount of assets

In accordance with IAS 36 "Impairment of Assets", the carrying amounts of property, plant and equipment and intangible assets are reviewed at each year-end and are compared to their value in use when there is any indication that they may be impaired. Goodwill and lease premiums, which are considered as having an indefinite useful life, and intangible assets not yet available for use, are tested for impairment once a year.

Impairment tests are performed at the level of the cash-generating unit (CGU) to which the asset belongs, except for intangible assets which are tested individually. A CGU is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In the hotel business, each hotel is considered as representing a separate CGU. For goodwill, the CGU is defined as the property, plant and equipment, intangible assets and goodwill allocated to a specific business and country. Intangible assets are tested individually.

- Method used to determine recoverable value for the impairment testing of property, plant and equipment and goodwill.

The recoverable value of property, plant and equipment is determined according to a two-step approach, as follows:

1. Determination of the market price, defined as a multiple of EBITDA. If the market price is less than the carrying amount, the asset's value in use is calculated.
2. Valuation by the discounted cash flows method, including a terminal value estimated on the basis of the projected unlimited rate of growth in revenue from the assets. The projection period is limited to five years. Cash flows are discounted at a rate corresponding to the Group's pre-tax weighted average cost of capital at the previous year-end, adjusted in all cases for country risk. The projected long-term rate of revenue growth reflects each country's economic outlook. If the value in use is

FINANCIAL STATEMENTS

less than the carrying amount, an impairment loss is recognized in an amount corresponding to the lower of the losses calculated by the market price and discounted cash flows methods. Impairment losses are recognized in the income statement under "Impairment losses" (see note 1.Q.6).

In accordance with IAS 36, impairment losses on goodwill are irreversible, but losses on property, plant and equipment are reversible in the case of a change in estimates used to determine their recoverable amount.

- Method used to determine value in use for the impairment testing of intangible assets (excluded goodwill).

The value in use of intangible assets is determined by the discounted cash flows method, including a terminal value estimated on the basis of the projected long-term rate of growth in revenue from the assets. The projection period is limited to five years, the projections are based on pre-tax amounts and the discount rate applied is also the pre tax weighted average cost of capital at the previous year-end, adjusted for country risk.

Impairment losses on intangible assets with a finite useful life, such as patents and software, are irreversible. Losses on intangible assets with an indefinite useful life, such as brands, are reversible in the case of a change in estimates used to determine their recoverable amount.

- Criteria used for impairment tests. For impairment testing purposes, the following are considered as indicators of a possible impairment in value:

Business	First indicator	or Second indicator
Hotels	15% fall in revenue, based on a comparable consolidation scope	30% fall in EBITDA, based on a comparable consolidation scope
Services	15% fall in revenue, based on a comparable consolidation scope	30% fall in EBITDA, based on a comparable consolidation scope
Travel agencies	15% fall in revenue, based on a comparable consolidation scope	30% fall in EBITDA, based on a comparable consolidation scope
Casinos	15% fall in revenue, based on a comparable consolidation scope	30% fall in EBITDA, based on a comparable consolidation scope

- EBITDA multiples used for the application of the market price method.

The market price method consists of calculating each hotel's average EBITDA for the last two years and applying a multiple based on the hotel's location and category. The multiples applied by the Group are as follows:

Segment	
Upscale and midscale hotels	$7.5 < x < 10.5$
Economy hotels	$6.5 < x < 8$
Economy hotels USA	$6.5 < x < 8$

For impairment tests on goodwill, market price is determined by applying to the company's average EBITDA for the last two years a multiple based on its geographic location and a country coefficient.

D.7. Non-current assets held for sale and discontinued operations

In accordance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations", as from January 1, 2005, assets held for sale are presented separately on the face of the balance sheet, at the lower of their carrying amount and fair value less costs to sell.

Assets are classified as "held for sale" when they are available for immediate sale in their present condition, their sale in the foreseeable future is highly probable and an active program to find a buyer has been initiated by management.

E. Inventories

Inventories are measured at the lower of cost and net realizable value, in accordance with IAS 2 "Inventories". Cost is determined by the weighted average cost method.

F. Service voucher reserve funds

Service voucher reserve funds are held in special escrow accounts, to comply with legal requirements in France on the use of Ticket Restaurant operating funds.

G. Prepaid expense

Prepaid expenses correspond to expenses paid during the period that relate to subsequent periods. They also include the effect of recognizing rental expense on a straight-line basis over the life of the lease (see note 6). Prepaid expenses are included in "Other receivables and accruals".

H. Employee benefits expense

Employee benefits expense includes all amounts paid or payable to employees, including profit-sharing and the cost of stock option plans.

I. Provisions

In accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", a provision is recognized when the Group has a present obligation (legal, constructive or implicit) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The amount of each provision is determined based on the type of obligation and the most probable assumptions.

Provisions for restructuring costs are recorded when the Group has a detailed formal plan for the restructuring and the plan's main features have been announced to those affected by it.

J. Pensions and other post-employment benefits

The Group operates various complementary pension, length-of-service award and other post-employment benefit plans, in accordance with the laws and practices of the countries where it operates. These plans are either defined contribution or defined benefit plans.

Under defined contribution plans, the Group pays fixed contributions into a separate fund and has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay benefits. Contributions under these plans are recognized immediately as an expense.

For defined benefit plans, including multi-employer plans when the manager is able to provide the necessary information, the Group's obligation is determined in accordance with IAS 19 "Employee Benefits".

The Group's obligation is determined by the projected unit credit method based on actuarial assumptions related to future salary levels, retirement age, mortality, staff turnover and the discount rate. These assumptions take into account the macro-economic environment and other specific conditions in the various host countries.

Pension and other retirement benefit obligations take into account the market value of plan assets. The amount recognized in the balance sheet corresponds to the discounted present value of the defined benefit obligation less the fair value of plan assets. Any surpluses, corresponding to the excess of the fair value of plan assets over the projected benefit obligation, are recognized only when they represent the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. For post-employment benefits, actuarial gains and losses arising from changes in actuarial assumptions and experience adjustments are recognized immediately in equity in accordance with the option offered by the amendment to IAS 19 published by the IAS Board in 2004 and endorsed by the European Union on November 8, 2005. The effect of changes in actuarial assumptions in 2004 was not material. Consequently, 2004 actuarial gains and losses are recognized in profit and have not been reclassified in equity.

The net defined benefit obligation is recognized in the balance sheet under "Provisions".

K. Translation of foreign currency transactions

Foreign currency transactions are recognized and measured in accordance with IAS 21 "Effects of Changes in Foreign Exchange Rates". As prescribed by this standard, each Group entity translates foreign currency transactions into its functional currency at the exchange rate on the transaction date.

Foreign currency receivables and payables, other than those hedged against currency risks, are translated into euros at the closing exchange rate. Foreign currency financial liabilities measured at fair value are translated at the exchange rate on the valuation date. Gains and losses arising from translation are recognized in "Net financial expense", except for gains and losses on financial liabilities measured at fair value which are recognized in equity.

The presentation currency is the euro.

L. Deferred tax

In accordance with IAS 12 "Income Taxes", deferred taxes are recognized on temporary differences between the carrying amount of assets and liabilities and their tax base by the liability method. This method consists of adjusting deferred taxes at each period-end, based on the tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The effects of changes in tax rates (and tax laws) are recognized in the income statement for the period in which the rate change is announced.

A deferred tax liability is recognized for all temporary differences, except when it arises from the initial recognition of non-deductible goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and which, at the time of the transaction, affects neither accounting profit nor taxable profit. The only exception concerns deferred taxes arising from the difference in treatment of certain leases accounted for as operating leases in the individual company accounts and as finance leases in the consolidated accounts.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures except when:

- The Group is able to control the timing of the reversal of the temporary difference; and
- It is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognized for ordinary and evergreen tax loss carryforwards only when it is probable that the asset will be recovered in the foreseeable future.

Income taxes are normally recognized in the income statement. However, when the underlying transaction is recognized in equity, the related income tax is also recorded in equity.

In accordance with IAS 12, deferred taxes are not discounted.

M.1. Share-based payments

In accordance with the transitional provisions of IFRS 2 "Share-based Payment", employee benefits expense is recognized only for grants of shares, stock options or other equity instruments that were granted after November 7, 2002 and had not yet vested at January 1, 2005.

IFRS 2 applies to four stock option plans set up between 2003 and December 31, 2005. The options are not subject to any restrictions, except that grantees must still be employed by the Group at the vesting date.

The service cost representing consideration for the stock options is recognized in expense over the vesting period by adjusting equity. The expense recognized in each period corresponds to the fair value of the goods and services received at the grant date, as determined using the Black & Scholes option-pricing model.

When the options are exercised, the cash settlement is recorded in cash and cash equivalents and in equity. The amount recognized in equity is allocated between "Share capital" and "Additional paid-in capital".

IFRS 2 also applies to employee benefits granted through the Employee Stock Ownership Plan to the extent that shares are purchased at a discount by participating employees. Accordingly, when rights under the plan are exercisable at a price that is less than the fair value of the shares at the grant date, an expense is recognized immediately or over the vesting period, as appropriate.

Share-based payments of Accor Group subsidiaries

Stock option plans have also been set up by certain Group companies, mainly in the United States and France. As the subsidiaries concerned are not listed on the stock exchange, Accor has given a commitment to buy back the shares issued on exercise of the options at a price based on their fair value, generally corresponding to a multiple of EBITDA less net debt. Most of these plans are governed by IFRS 2. Since they represent cash-settled plans, the related cost is accrued over the vesting period and the accrual is adjusted at each period-end based on updated valuation assumptions.

M.2. Treasury stock

Accor shares held by the Company and/or subsidiaries are recognized as a deduction from equity.

Gains and losses on sales of treasury stock (and the related tax effect) are recognized directly in equity without affecting profit. No impairment losses are recognized on treasury stock.

N. Financial instruments

Financial assets and liabilities are recognized and measured in accordance with IAS 39 "Financial Instruments, Recognition and Measurement", which has been adopted early as from January 1, 2004. The Group has also elected for early adoption of Amendment to IAS 39 "Cash Flow Hedge Accounting of Forecast Intragroup Transactions" which was endorsed by the European Union on December 21, 2005. Amendment to IAS 39 "The Fair Value Option" is not applicable to Accor Group because the Group has not elected to designate financial instruments as at fair value through profit or loss upon initial recognition. The Group has not elected for early adoption of IFRS 7 "Financial Instruments: Disclosures" which was endorsed by the European Union on January 11, 2006 and is applicable from January 1, 2007.

Financial assets and liabilities are recognized in the balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Financial assets

Financial assets are classified between the three main categories defined in IAS 39, as follows:

- Time deposits and loans to non-consolidated companies are classified as "Loans and receivables" and measured at amortized cost.
- Bonds and other marketable securities intended to be held to maturity are classified as "Held to maturity investments" and measured at amortized cost.

  For these two categories, amortized cost is equivalent to purchase cost, because no material transaction costs are incurred.
- Equities, mutual fund units and investments in non-consolidated companies are classified as "Held for sale financial assets" and are measured at fair value, with changes in fair value recognized in equity.

Derivative financial Instruments

Derivative financial instruments such as interest rate and currency swaps, caps and forward purchases of foreign currencies, are used solely to hedge exposures to changes in interest rates and exchange rates.

They are measured at fair value. Changes in fair value are recognized in profit, except for instruments qualified as cash flow hedges (hedges of variable rate debt) for which changes in fair value are recognized in equity.

The fair value of interest rate derivatives is equal to the present value of the instrument's future cash flows, discounted at the interest rate for zero-coupon bonds. The fair value of currency derivatives is determined based on the forward exchange rate at the period-end.

Financial liabilities hedged by derivative instruments

Financial liabilities hedged by derivative instruments qualify for hedge accounting. The derivative instruments are classified as either fair value hedges or cash flow hedges.

Financial liabilities hedged by fair value hedges are measured at fair value, taking into account the effect of changes in interest rates. Changes in fair value are recognized in profit and are offset by changes in the fair value of the hedging instrument.

Financial liabilities hedged by cash flow hedges are measured at amortized cost. Changes in the fair value of the hedging instrument are accumulated in equity and are reclassified into profit in the same period or periods during which the financial liability affects profit.

Bank borrowings

Interest-bearing drawdowns on lines of credit and bank overdrafts are recognized for the amounts received, net of direct issue costs.

Convertible bonds

Convertible bonds are qualified as hybrid instruments comprising a host contract, recognized in debt, and an embedded derivative, recognized in equity. The carrying amount of the host contract or debt component is equal to the present value of future principal and interest payments, discounted at the rate that would be applicable to ordinary bonds issued at the same time as the convertible bonds, less the value of the conversion option calculated at the date of issue. The embedded derivative or equity component is recognized in equity for an amount corresponding to the difference between the nominal amount of the issue and the value attributed to the debt component. Costs are allocated to the two components based on the proportion of the total nominal amount represented by each component. The difference between interest expense recognized in accordance with IAS 39 and the interest paid is added to the carrying amount of the debt component at each period-end, so that the carrying amount at maturity of unconverted bonds corresponds to the redemption price.

Other financial liabilities

Other financial liabilities are measured at amortized cost. Amortized cost is determined by the effective interest method, taking into account the costs of the issue and any issue or redemption premiums.

O. Cash and cash equivalents

Cash and cash equivalents include cash at bank and in hand, and short-term investments in money market instruments. These instruments generally have maturities of less than three months and are readily convertible into known amounts of cash; their exposure to changes in value is minimal.

P. Put Options granted by Accor

IAS 32 requires that the value of the financial commitment represented by put options granted by Accor to minority interests in subsidiaries, be recognized as a debt. The difference between the debt and the related minority interests in the balance sheet, corresponding to the portion of the subsidiary's net assets represented by the shares underlying the put, is recognized as goodwill. The amount of the debt is determined based on a multiple of the EBITDA reflected in the 5-year business plan of the subsidiary concerned and is discounted. Changes in the debt arising from business plan adjustments are recognized in goodwill. Discounting adjustments are recognized in financial expense.

Q. Income statement and cash flow statement presentation

Q.1. Revenue

In accordance with IAS 18 "Revenue", revenue corresponds to the value of goods and services sold in the ordinary course of business by fully and proportionally consolidated companies. It includes:

- For directly owned and leased hotels, all revenue received from clients for accommodation, catering and other services, and for managed and franchised hotels, all management and franchise fees.
- For the service businesses, fees received from client companies, contributions received from restaurant operators, royalties for the use of Group trademarks and technical assistance fees.
- For the travel agency business, distribution commissions on ticket sales and car hire and hotel bookings, service fees and the margin on vacation package sales with no risk for the Group.
- For onboard train services, sleeping compartment and food services billed to railway operators and grants received.
- For casinos, gross gaming receipts (slot machines and traditional casino games).

Revenue is measured at the fair value of the consideration received or receivable, net of all discounts and rebates, VAT and other sales taxes.

Revenue from product sales is recognized when the product is delivered and the significant risks and rewards of ownership are transferred to the buyer. Revenue from sales of services is recognized when the service is rendered.

Q.2. Other operating revenue

Other operating revenue consists of interest income on service voucher reserve funds. The interest corresponds to the service voucher business's operating revenue and is included in the determination of consolidated revenue.

Q.3. EBITDAR

Earnings before interest, tax, depreciation, amortization and rental expense (EBITDAR) correspond to revenue less operating expense. EBITDAR is used as a key management indicator.

Q.4. Operating profit before tax and non recurring items

Operating profit before tax and non recurring items is an indicator of Group performance after financing costs. It corresponds to EBIT less net financial expense plus the Group's share of the profits of associates.

Q.5. Restructuring costs

Restructuring costs correspond to all the costs incurred in connection with restructuring operations.

Q.6. Impairment losses

Impairment losses correspond to all the losses and provisions recorded in accordance with IAS 36 "Impairment of Assets".

Q.7. Gains and losses on management of hotel properties

Gains and losses on management of hotel properties arise from the routine management of the hotel portfolio. The transactions concerned are not directly related to the management of continuing operations.

Q.8. Gains and losses on management of other assets

This item corresponds to gains and losses on management of fixed assets other than hotels and movements in provisions, as well as other gains and losses on non-recurring transactions. The transactions concerned are not directly related to the management of continuing operations.

Q.9. Cash flow statement

The cash flow statement is presented on the same basis as the management reporting schedules used internally to manage the business. It shows cash flows from operating, investing and financing activities.

Cash flows from operating activities include:

- Funds from operations, before non-recurring items and after changes in deferred taxes and gains and losses on disposals of assets.
- Cash received and paid on non-recurring transactions.
- Changes in working capital.

Cash flows from investing activities comprise:

- Renovation and maintenance expenditure to maintain in a good state of repair operating assets held at January 1 of each year.
- Development expenditure, including the fixed assets and working capital of newly consolidated subsidiaries and additions to fixed assets of existing subsidiaries.
- Proceeds from disposals of assets.

Cash flows from financing activities include:

- Changes in capital.
- Changes in debt.

R. Earnings per share

The methods used to calculate basic and diluted earnings per share are in accordance with IAS 33 "Earnings Per Share".

S. Other information

Current assets and liabilities are assets and liabilities that the Group expects to recover or settle:

- In the normal course of business; or
- Within twelve months of the period-end.

The Board of Directors of March 7, 2006 approved these financial statements for publication.

Note 2. Significant events and changes in scope of consolidation

A. New property management strategy

Accor has continued to implement an asset management strategy whereby hotel operating methods are tailored to the segment, the unit's profitability and the related risks. The strategy reflects three main objectives:

A.1. Upscale hotels (Sofitel)

Reduce capital employed and earnings volatility through "Sale-and-Management Back" transactions

The strategy for upscale hotels (Sofitel) consists of selling the hotel properties while continuing to manage the business, retaining a minority interest depending on the circumstances. The aim is to convert 75% of Sofitel hotels to managed units by 2006, compared with 55% in 2004.

A.2. Midscale hotels

Reduce cyclical fluctuations in consolidated earnings by variabilizing hotel property carrying costs through "Sale-and-Variable Leaseback" transactions

In the Midscale segment, fixed rent leases are being replaced by variable rent leases based on a percentage of revenue, without any guaranteed minimum. One of the aims is to variabilize a proportion of fixed costs. By 2006, 15% of the Novotel and Mercure units are expected to be at variable rents, compared with just 1% in 2004.

2005 transactions

In line with the Group's new property management strategy for the Midscale segment, in March 2005 an initial contract was signed with Foncière des Murs, a consortium made up of Foncière des Regions, Generali, Assurances Crédit Mutuel Vie and Prédica (Crédit Agricole Group) for the sale-and-variable leaseback of **128 hotels** in France worth €1,025 million.

The leases are for an initial term of 12 years, renewable four times per hotel at Accor's discretion. The rent is equal to 15.5% of revenue, without any guaranteed minimum, reduced to 14.5% at the first renewal date.

The transaction released **€146 million in cash** and generated a **€107 million capital gain net of transfer costs**.

Foncière des Murs has also agreed to finance a €97 million refurbishment program, which will help to speed up Novotel's repositioning with the new "Novation" room. Accor is committed to financing €63 million worth of construction work (see note 39).

A.3. All segments

Optimize operating profit by selling non-strategic assets

This program includes both outright sales and "sale-and-franchise back" transactions.

2005 transactions

Outright sales: 17 hotels

During the period, 17 hotels were sold outright. The transactions concerned 3 Red Roof Inns units and 4 Motel 6 units in United States, 1 Sofitel unit, 5 Mercure units and 1 Formule 1 unit mainly in Europe. Moreover in Germany, 1 Mercure has been sold and 2 Novotel leases have been stopped under the program to rationalize the hotel portfolio following the acquisition of the stake in Dorint.

Sale-and-franchise back transactions: 25 hotels

- The businesses of 22 leased German hotels – representing annual rental expense of €15 million – were sold and franchised back under the Mercure brand. The objective of the transaction is to improve earnings by approximately €4 million on a full year basis.
- Accor sold and franchised back under Mercure and Novotel brands, 2 Dom Tom hotels that were previously directly owned.
- One Ibis fixed rent lease has been replaced by a variable rent lease in Brazil.

Sale-and-management back transactions: 2 hotels

In April 2005, in China, one Novotel unit has been sold and managed back and Accor changed in Spain a lease contract into a management contract.

B. Hotel Division development strategy

Accor plans to strengthen its leading positions in Europe and step up the pace of market share gains in high potential countries and regions. In the next three years, expansion plans will focus primarily on the Economy hotel segment in Europe and emerging markets (China, India, Russia, Middle East and Latin America).

B.1. Hotels Germany: Acquisition of an interest in Dorint AG

B.1.1. ACQUISITION OF AN INTEREST IN DORINT AG IN 2002

In 2002, Accor acquired a 30% interest in the Dorint AG hotel group for €49 million. The purpose of the transaction was to increase the Group's market share in Germany at the bottom of the cycle. The Dorint AG Management Board and Supervisory

Board approved the creation of a strategic partnership with Accor based on franchise and marketing agreements. All the Dorint hotels were co-branded Dorint Sofitel or Dorint Novotel or converted to the Mercure brand, and the Dorint sales and marketing teams were integrated in the Accor network from February 1, 2003.

Accor has an option to purchase an additional 25% of Dorint from its major shareholder, Dr. Herbert Ebertz, between March 31, 2009 and June 30, 2011, at a price corresponding to a multiple of EBITDA less consolidated net debt with a €45 million floor. In connection with the original transaction, Accor made a €35 million loan to Dr. Ebertz and gave Dorint AG a €25 million guarantee pari passu with Dr. Ebertz. This guarantee is disclosed in the off balance sheet commitments (see note 39).

Finally, Accor gave a call option to Dr Ebertz for the purchase of Dorint shares representing 30% of the capital, at a fixed price.

This call option can be exercised during the 6 months after the expiry of the ACCOR call option.

Dorint AG has been accounted for by the equity method since the end of first-half 2003, based on the Group's percentage interest in each period (30% in first-half 2003).

B.1.2. 2003/2004 RESTRUCTURING

At the end of first-half 2003, Accor SA acquired a further 10.19% interest in Dorint AG for €13.2 million through a share issue underwritten jointly with Dr. Ebertz. Following this transaction, in second-half 2003 Dorint was accounted for by the equity method on a 40.19% basis.

In early 2004, Accor announced its support for the long-term plan proposed by the Dorint Management Board and approved by the Supervisory Board. The plan is designed to position the German hotel group to reap the full benefits of the future economic recovery in Germany. It extends the measures taken in 2003 to reduce the operating expense through:

- A €42.0 million share issue.
- A further share issue in 2005 for €8.4 million.
- Signature of a contract for the management of Dorint hotels by Accor Germany, with the aim of improving their marketing and operating performance as part of the co-branding strategy with the Sofitel and Novotel brands.

A US investment fund, Noonday, also took part in the 2004 share issue and became a shareholder of Dorint. At December 31, 2004, Noonday's interest in Dorint stood at 21.7%.

After contributing €2.6 million to 2004 shares issue, Accor's interest stood at 26.0% at the end of December 2004.

At the time of the 2004 shares issue, Accor gave put options on shares representing 35.1% of the capital to various Dorint shareholders. The put options are exercisable between July 1, 2009 and July 1, 2011 at a price based on a multiple of EBITDA less the net debt (for 13.4% of the capital) and from June 30, 2009 for the remaining balance of the shares (21.7%). With regards to the put option given to Noonday (21.7% of the capital), there is additional price component on top of the multiple of EBITDA less the net debt, and also the option would be able to be exercised at any time if Accor shareholding in Dorint moves to less than 25% or more than 50% of the total capital.

At the same time, as at December 31, 2004, Accor had a call option on 15.2% of the capital owned by the Ebertz family, on the basis of a multiple of EBITDA less the net debt with a minimum amount.

In addition to this call option, Accor also has a call option on 21.7% owned by Noonday, exercisable between July 1, 2007 and June 30, 2010.

B.1.3. 2005 RESTRUCTURING

During the second half of 2005, Dorint was still struggling, and a new restructuring plan was launched. The plan is based on 4 steps:

- The 10% reduction of the lease expense from the owners for the next twenty years, in exchange for a commitment to increase the rent if revenues improve (with comparable figures starting in 2005).
- The withdrawing from 3 unprofitable lease contracts.
- The renegotiation of the management contracts of the 2 managers of the Dorint hotels (Accor and Intercontinental). With regards to Accor, the Group agreed to reduce the management fees from January 1, 2005 onwards until the end of 2009, with the amount of the fees reduction being capped at €20 million in the event of not meeting the minimum result target. The amount was fully provided for in the 2005 accounts as a provision for risks (see note 26).
- A €27 million shares issue.

Accor contributed €7 million to the €27 million share issue, raising its interest in Dorint to 29.08% as at December 31, 2005. Following this new capital increase, Noonday held 37.6% of Dorint as at December 31, 2005.

The effects of the third restructuring plan on the Group's consolidated financial statements can be summarized as follows:

- The probable value of the put options granted to Dr. Ebertz, the Noonday investment fund and the Didenhofen family has been disclosed as an off-balance sheet item for a total amount of €106 million (see note 39).

- A provision for risks of €30.5 million (see note 26) in respect of the potential commitments to be paid to Noonday following the 2004 agreements has been recorded in Accor books.

The other consequences of this restructure on the call and the put options between Accor and the other shareholders of Dorint are detailed below:

- The put options given by Accor now relate to 52.3% of the capital of Dorint. The put options on 8.35% of the capital of Dorint will be exercisable between July 1, 2009 and July 31, 2011 on the basis of a multiple of EBITDA less the net debt. The put options on 6.41 % of the capital of Dorint will be exercisable between July 1, 2009 and December 31, 2011 on the basis of a multiple of EBITDA less the net debt. Finally, the put option given to Noonday on 37.5% of the capital can be exercised from July 1, 2007 onwards.
- The call option given by Noonday relates to 37.5% of the capital of Dorint.
- The 2002 call option given by Dr Ebertz now relates to 9.6% of the capital of Dorint and can be exercised until June 30, 2012; the minimum purchase price does not apply any longer.
- The 2002 call option given to Dr Ebertz now relates to 29.1% of the capital.

Also, the dates for the exercise of the put option given by Accor to the Noonday investment fund were modified. The put option can now be exercised from July 1, 2007 onwards.

Lastly, the Group committed to contribute to €12.5 million to the €23 million share issue planned in 2005. This amount is included in the off-balance sheet commitments at December 31, 2005 (see note 39).

B.2. Other acquisitions and organic growth transactions

In 2005, the Group added 182 hotels (23,632 rooms) to its portfolio through acquisitions and organic growth. In addition, 90 hotels (11,540 rooms) were closed during the period.

The hotel portfolio as at December 31, 2005 is reported in the chapter "operations and strategy" of the board of Directors report.

HOTEL DEVELOPMENT PROJECTS IN PROGRESS AT DECEMBER 31, 2005

The number of new rooms represented by hotel development projects in progress at December 31, 2005 is as follows:

(in number of rooms)	Owned	Leased	Managed	Franchised	Total
2006	2,933	4,427	12,287	4,260	23,907
2007	3,616	7,409	10,926	1,128	23,079
2008	705	2,419	672	3,478	7,274
TOTAL	**7,254**	**14,255**	**23,885**	**8,866**	**54,260**

C. Services Division development strategy

C.1. Acquisitions

During the period, Accor Services acquired a majority stake in Hungastro, Romania's fourth largest service voucher company. The acquisition has strengthened Accor's position in this rapidly growing high-margin market. Hungastro's issuing volume and revenue amounted to €111 million and €5 million, respectively, in 2005.

C.2. Organic growth

In first-half 2005, Accor Services launched its Food Service Voucher business in Peru.

D. Strategy for the Group's other businesses

D.1. Casinos strategy

D.1.1. ACCOR CASINOS - PARTNERSHIP BETWEEN ACCOR AND COLONY CAPITAL

In 2001, Accor and the US investment fund, Colony Capital, signed an agreement aimed at creating Europe's leading casinos group. Pursuant to the agreement, Colony Capital acquired a 50% stake in Accor Casinos, including 6% in 2001 and 44% in 2002. Accor continues to manage the company.

The transaction was based on an enterprise value of €450 million and generated an after-tax gain of €68 million.

As part of the transaction, Accor made an €80 million loan to Colony Capital (see note 19).

D.1.2. ACCOR CASINOS - PARTNERSHIP BETWEEN ACCOR, COLONY CAPITAL AND THE BARRIÈRE-DESSEIGNE FAMILY

In December 2004, Accor, the Barrière Desseigne family and Colony Capital set up Groupe Lucien Barrière SAS to hold the casino and hotel assets of Société Hôtelière de la Chaîne Lucien Barrière (SHCLB), Société des Hôtels et Casino de Deauville (SHCD), Accor Casinos and their respective subsidiaries. The new entity represents annual revenue of some one billion euros.

Groupe Lucien Barrière SAS operates 37 casinos, including those located in Deauville, Enghien, La Baule, Montreux, Bordeaux, Biarritz and Nice, and 13 luxury hotels. It also has a large restaurant business, including Le Fouquet's restaurant on the Champs-Elysées in Paris.

Following this transaction, the Barrière Desseigne family holds 51% of Groupe Lucien Barrière SAS, Accor holds 34% and Colony Capital 15%. In addition, Colony Capital holds €100 million worth of Groupe Lucien Barrière equity notes ("ORA") through its European investment fund, Colyzeo.

The Supervisory Board has twelve members, elected for six years. Six members are appointed by the Barrière Desseigne family, four by Accor and two by Colony Capital and Colyzeo. A unanimous vote is required for all major decisions concerning the life of the company.

The merger was carried out through share transfers and the sale by Accor and Colony Capital of SHCD and Accor Casinos shares. For Accor, the transaction led to a dilution gain of €77 million, recorded in gains and losses on management of other assets (see note 14) at the end of 2004. Following the merger, Accor held 34% of Groupe Lucien Barrière, which has been proportionally consolidated based on a 30.19% interest after taking into account the dilutive effect of the €100 million equity note issue. Due to the timing of the transaction, which was completed on December 17, 2004, Groupe Lucien Barrière SAS was proportionally consolidated in the balance sheet at December 31, 2004 but made no contribution to 2004 profit.

The impact of the transaction on the consolidated balance sheet at December 31, 2004 was a €133 million reduction in net debt, including €65 million from the partial repayment of the loan to Colony Capital (see note 19).

Under the terms of the agreements, Colony Capital has a put option and Accor has a call option on Colony's 15% interest in Groupe Lucien Barrière SAS. Colony Capital's put option is exercisable in the 30 days following Groupe Lucien Barrière SAS 2007, 2008 and 2009 fiscal year-ends (October 31). If the option has not been exercised within 30 days of October 31, 2009, Accor may exercise its call option. The option exercise price will be determined by independent experts based on market prices. The Colony Capital put option is included in off-balance sheet commitments at December 31, 2005 for an amount of €140 million (see note 39).

D.2. Acquisition of 28.9% of Club Méditerranée

In June 2004, Accor acquired 28.9% of the capital of Club Méditerranée, including 21.2% from the Agnelli Group (Exor/Ifil) and 7.7% from Caisse des Dépôts et Consignations (CDC).

The transaction was based on a price per Club Méditerranée share of €45, representing a total investment of €252 million. The agreements include an earn-out clause based on Club Méditerranée's future results, providing for the payment of up to €41 million to the Agnelli Group and of 550,000 Accor shares to CDC. The Agnelli group earn-out, recognised on first time consolidation, will be paid after the close fiscal year ending October 31, 2005 or after the close of the fiscal year ending October 31, 2006.

The CDC group earn-out, recognised on first time consolidation, will be paid after the close fiscal year ending October 31, 2006 or, after the close of the fiscal year ending October 31, 2007.

Accor financed the acquisition by issuing €279 million worth of ORANE convertible bonds in August 2004. Each €40 bond is convertible into one Accor share. Substantially all of the issue was taken up by CDC which acquired bonds totalling €269 million. The bonds were converted into shares following approval of the transaction by the European anti-trust authorities on October 22, 2004.

Club Méditerranée was accounted for by the equity method at December 31, 2004 based on its financial statements for the fiscal year ended October 31, 2004, with no impact on 2004 consolidated profit. In 2005 profit is consolidated under the equity method.

E. €1 billion investment by Colony Capital in Accor

In March 2005, the Management Board and the Supervisory Board authorized Colony Capital to invest €1 billion in the Group, in order to expand the capital base and move up a gear in the development program. This major investment by Colony Capital, which was authorized at the Extraordinary Shareholders' Meeting of May 3, 2005, was carried out in two simultaneous tranches:

- €500 million 3-year 4.5% equity note issue. The notes have been issued at a price of €3,900. Based on a redemption ratio of one note for 100 Accor shares at €39, this represents a premium of 10% on the average Accor share price for the month preceding the Supervisory Board meeting of March 8, 2005. In accordance with the accounting policy described in note 1.N, the equity component of the notes has been recognized in equity in the amount of €433 million (see note 24) and the balance of the issue has been recognized in debt for €67 million.

The convertible bonds agreement specifies that bondholders can exercise their Conversion Right upon and after the occurrence of any of the following events: any Event of Default, Similar Transaction, public announcement by a third party, any Material Disagreement and if a change of influence has occurred.

- €500 million 5-year 3.25% convertible bond issue. The bonds will be issued at a price of €4,300. Based on a conversion ratio of bond for 100 Accor shares at €43, this represents a 21% premium on the average share price as defined above. The bonds will be convertible three years after their issue. In accordance with the accounting policy described in note 1.N, the entire €500 million face value of the convertible bonds has been recognized in debt.

  The convertible bonds agreement specifies that bondholders can exercise their Redemption Right upon and after the occurrence of any of the following events: if the Issuer fails to pay any amount payable, in case of breach of other obligations specified by the meeting, in case of insolvency or winding up..., in case of cross acceleration of issuer, in case of security enforced, if shares are no longer admitted to listing and trading on the Eurolist Market, in case of a public announcement by the Issuer or the consummation of a Similar Transaction, in case of public announcement by a third party, in case of any Material Disagreement and if a change of influence has occurred. In the event of one of the cases happening and in a delay of 6 months from the occurring date and if Accor does not pay back the bond for it nominal value, Accor has to pay back the bond at maturity on the basis of 102% of the nominal value.

If all of the notes and bonds are converted, Colony Capital will hold approximately 10.1% of Accor's capital.

With Colony Capital's agreement, the loan agreements include a certain number of specific clauses designed to confirm the long-term nature of the partnership. Under these clauses, Colony Capital may not convert the bonds before January 1, 2007, it may not increase its interest in the six-month period following full conversion of the bonds, purchase additional shares or sell the securities short.

Note 3. Consolidated revenue by business and by region

(in € millions)	France	Europe (excl. France)	North America	Latin America and Caribbean	Other Countries	Worldwide Structures[1]	2005[2]	2004
HOTELS	**1,687**	**1,717**	**1,170**	**178**	**404**	**39**	**5,195**	**4,956**
Upscale and Midscale Hotels	1,061	1,091	206	133	336	37	2,864	2,787
Economy Hotels	626	626	-	45	68	2	1,367	1,247
Economy Hotels US	-	-	964	-	-	-	964	922
SERVICES	**125**	**228**	**8**	**245**	**22**	**2**	**630**	**518**
OTHER BUSINESSES								
Travel Agencies	116	197	129	21	19	4	486	463
Casinos	307	-	-	-	19	-	326	221
Restaurants	102	251	-	160	5	-	518	458
Onboard Train Services	121	141	-	-	-	2	264	261
Holding Companies and other	114	62	-	19	-	8	203	187
2005	**2,572**	**2,596**	**1,307**	**623**	**469**	**55**	**7,622**	
2004	**2,399**	**2,464**	**1,234**	**469**	**444**	**54**		**7,064**

(1) "Worldwide Structures" corresponds to revenue that is not specific to a single geographic region. The amounts involved consist of royalties.

(2) Regarding the disposal of the Frantour travel agencies to Carlson Wagonlit Travel (CWT), the 2004 revenue of these agencies have been reported in the segment "Travel Agencies" (previously reported in "Holding and other").

Consolidated revenue for December 31, 2005 totalled €7,622 million, compared with €7,064 million for the same period of 2004. The period-on-period increase of €558 million or +7.9% breaks down as follows:

	(in € millions)	%
Like-for-like growth	+329	+4.7
Business expansion	+318	+4.5
Currency effects	+87	+1.2
Disposals	(176)	(2.5)
INCREASE IN 2005 REVENUE	**+558**	**+7.9**

Consolidated revenue by business

	Reported	Like-for-like	
	(in € millions)	*(in € millions)*	%
HOTELS	**+239**	**+177**	**3.6%**
Upscale and Midscale Hotels	+77	+79	2.8%
Economy Hotels	+120	+51	4.1%
Economy Hotels US	+42	+47	5.1%
SERVICES	**+112**	**+73**	**14.1%**
OTHER BUSINESSES	**+207**	**+79**	**5.0%**
Travel Agencies	+23	+15	3.3%
Casinos	+105	+2	1.0%
Restaurants	+60	+32	6.9%
Onboard Train Services	+3	+16	6.1%
Holding Companies and other	+16	+14	7.5%
GROUP TOTAL	**+558**	**+329**	**4.7%**

Consolidated revenue by region

	Reported	Like-for-like	
	(in € millions)	*(in € millions)*	%
France	+173	+76	3.2%
Europe (excl. France)	+132	+75	3.0%
North America	+73	+66	5.4%
Latin America and Caribbean	+154	+81	17.3%
Other Countries	+25	+30	6.7%
Worldwide Structures	+1	+1	0.5%
GROUP TOTAL	**+558**	**+329**	**4.7%**

Revenue from managed and franchised hotels, included in the hotels' revenue presented above of €5,195 million, amounted to €174 million in 2005. This amount breaks down as follows:

Hotels

(in € millions)	Management fees	Franchise fees	2005	2004
Upscale and Midscale Hotels	107	23	130	123
Economy Hotels	9	20	29	17
Economy Hotels United States	-	15	15	14
TOTAL	**116**	**58**	**174**	**154**

Note 4. Operating expense

(in € millions)	2004	2005
Cost of goods sold [1]	(676)	(747)
Employee benefits expense [2]	(2,710)	(2,915)
Energy, maintenance and repairs	(346)	(372)
Taxes, insurance and service charges (co-owned properties)	(279)	(299)
Other operating expense [3]	(1,228)	(1,303)
TOTAL OPERATING EXPENSE	**(5,239)**	**(5,636)**

(1) The cost of goods sold includes food and beverage purchases, laundry costs and the cost of telephone calls billed to clients. These costs mainly concern the Hotel and Restaurant businesses.

(2) The Ratio employee benefits expense / Full time workforce (FTW) is presented as follows:

Full time workforce	2004	2005
Full time workforce*	92,411	100,312
Ratio employee benefits expense / FTW (€k)	(29)	(29)

** Full-time equivalent employees are determined based on the ratio between the number of hours worked during the period and the total working hours for the period. For firms which are consolidated using the proportional method, the employee number is calculated with the Group's interest. There is no employee number for associates.*

Employee benefits expenses include €9 million related to stock option plans.

(3) Other operating expense consist mainly of selling, information systems, advertising and promotional costs. The total also includes various fee payments.

Note 5. EBITDAR by business and region

(in € millions)	France	Europe (excl. France)	North America	Latin America and Caribbean	Other Countries	Worldwide Structures[1]	2005	2004
HOTELS	**482**	**528**	**403**	**28**	**106**	**6**	**1,553**	**1,459**
Upscale and Midscale Hotels	267	294	49	15	76	6	707	686
Economy	215	234	-	13	30	-	492	442
Economy US	-	-	354	-	-	-	354	331
SERVICES	**38**	**119**	**2**	**105**	**2**	**(11)**	**255**	**207**
OTHER BUSINESSES								
Travel Agencies	28	39	13	1	2	(3)	80	73
Casinos	43	-	-	-	7	-	50	38
Restaurants	8	20	-	11	-	-	39	35
Onboard Train Services	8	12	-	-	-	-	20	13
Holding Companies and other	12	1	-	1	-	(25)	(11)	-
2005	**619**	**719**	**418**	**146**	**117**	**(33)**	**1,986**	
2004	**579**	**664**	**386**	**101**	**107**	**(12)**		**1,825**

(1) "Worldwide Structures" corresponds to revenue and costs that are not specific to a single geographic region. The amounts involved consist of royalties.

Consolidated EBITDAR for 2005 totalled €1,986 million compared with €1,825 million for the same period of 2004. The period-on-period increase breaks down as follows:

	(in € millions)
Like-for-like growth	+115
Business expansion	+61
Currency effects	+16
Disposals	(31)
INCREASE IN 2005 EBITDAR	**+161**

EBITDAR by business

(in € millions)	Reported	Like-for-like
HOTELS	**+94**	**+76**
Upscale and Midscale Hotels	+21	+26
Economy	+50	+27
Economy US	+23	+23
SERVICES	**+48**	**+35**
OTHER BUSINESSES	**+19**	**+4**
Travel Agencies	+7	+1
Casinos	+12	+2
Restaurants	+4	+3
Onboard Train Services	+7	+6
Holding Companies and other	(11)	(8)
GROUP TOTAL	**+161**	**+115**

EBITDAR by region

(in € millions)	Reported	Like-for-like
France	+40	+26
Europe (excl. France)	+55	+36
North America	+32	+31
Latin America and Caribbean	+45	+34
Other Countries	+10	+8
Worldwide Structures	(21)	(20)
GROUP TOTAL	**+161**	**+115**

Note 6. Rental expense

Rental expense amounted to €837 million in fiscal 2005 compared with €790 million in fiscal 2004.

In accordance with the policy described in note 1.D.4, the expense reported on this line only concerns operating leases. Finance leases are recognized in the balance sheet as an asset and a liability. The amount of the liability at December 31, 2005 was €388 million (see note 29.A).

Rental expense is recognized on a straight-line basis over the lease term, even if payments are not made on that basis. Most leases have been signed for periods exceeding the traditional nine-year term of commercial leases in France, primarily to protect Accor against the absence of commercial property rights in certain countries.

None of the leases contain any clauses requiring advance payment of rentals in the case of a ratings downgrade or other adverse event affecting Accor, and there are no cross-default clauses or covenants.

The €837 million in rental expense corresponds to 1,510 hotel leases, including 58% with a purchase option. Where applicable, the option price corresponds to either a pre-agreed percentage of the owner's original investment or the property's market value when the option is exercised. The options are generally exercisable after 10 or 12 years. Certain contracts allow for the purchase of the property at the appraised value at the end of the lease.

A. Rental expense by business

Rental expense can be analyzed as follows by business:

(in € millions)	2004	2005
HOTELS	**(761)**	**(803)**
Upscale and Midscale Hotels	(404)	(424)
Economy	(169)	(190)
Economy US	(188)	(189)
SERVICES	**(11)**	**(12)**
OTHER BUSINESSES		
Travel Agencies	(24)	(28)
Casinos	(2)	(5)
Restaurants	(7)	(7)
Onboard Train Services	(2)	(2)
Holding Companies and other [1]	17	20
TOTAL	**(790)**	**(837)**

(1) Including lease guarantee fees received from hotels subsidiaries for € 20 million (see note 6.B).

B. Rental expense by type of contract

Rental expenses break down as follows by type of contract:

(in € millions)	Number of hotels	2005 rent expense	Fixed rent expense	Variable rent expense
Fixed rent with purchase option[1]	882	(366)	(366)	-
Fixed rent without purchase option	336	(182)	(182)	-
Fixed rent with a variable portion[2]	66	(65)	(58)	(7)
Land rent	-	(12)	(10)	(2)
Office rental expenses (Hotels business)	-	(30)	(30)	-
Fees on intragroup rent guarantees on Hotels business	-	(20)	-	(20)
TOTAL HOTEL FIXED RENTAL EXPENSE	**1,284**	**(675)**	**(646)**	**(29)**
Variable rent with a minimum[3]	67	(45)	(36)	(9)
Variable rent with a minimum and cap[4]	1	(1)	(1)	-
Variable rent without a minimum[5]	158	(82)	-	(82)
TOTAL HOTEL VARIABLE RENTAL EXPENSE	**226**	**(128)**	**(37)**	**(91)**
TOTAL HOTEL RENTAL EXPENSE	**1,510**	**(803)**	**(683)**	**(120)**
Rent from other businesses	-	(54)	(9)	(45)
Fees on intragroup rent guarantees on Hotels business	-	20	-	20
TOTAL RENTAL EXPENSE	**1,510**	**(837)**	**(692)**	**(145)**

(1) Contracts with purchase option relate to the following hotels: 110 hotels for Upscale and Midscale, 181 hotels for Economy Europe and 591 hotels for Economy US.

(2) Fixed rent expense with a variable portion includes a fixed portion. The variable portion is generally a percentage of revenue or a percentage of EBITDAR.

(3) These rent expense depends on a percentage of revenue or a percentage of EBITDAR with a fixed contract guaranteed minimum.

(4) This rent expense depends on a percentage of revenue with a fixed contract guaranteed minimum which is also caped.

(5) Variable rent without a minimum are generally based on a percentage of revenue (136 hotels), or a percentage of EBITDAR (22 hotels). None of the leases contains any minimum rent clauses.

C. Minimum rental commitments (cash basis)

Minimum future rentals in the following tables only correspond to long-term rental commitments in the Hotels Division. The other divisions' rental commitments are generally for periods of less than three years and are not reflected in the tables below.

Undiscounted minimum future rentals in foreign currency have been converted at the closing exchange rate and for the period beyond January 1, 2006, based on latest known rates, are as follows:

Years	*(In € millions)*
2006	(659)
2007	(656)
2008	(656)
2009	(655)
2010	(651)
2011	(643)
2012	(625)
2013	(610)
2014	(594)
2015	(567)

Years	*(In € millions)*
2016	(542)
2017	(518)
2018	(467)
2019	(436)
2020	(358)
2021	(280)
2022	(240)
2023	(168)
2024	(129)
> 2025	(489)
TOTAL	**(9,943)**

FINANCIAL STATEMENTS

The present value of future minimum lease payments, considered as representing 8% of the minimum lease payments used to calculate the "Adjusted funds from operations/adjusted net debt" ratio, amounts to €5,469 million.

Interest expenses related to adjusted net debt, estimated at 8% amount to €438 million. The difference between the 2006 minimum rent (€659 million) and interest expenses (€438 million) amounts to €221 million. This difference corresponds to the implicit repayment of adjusted debt (Standards & Poor's" method).

Note 7. Depreciation, amortization and provision expense

(in € millions)	2004	2005
Depreciation and amortization	(417)	(430)
Provisions	(6)	(2)
TOTAL	**(423)**	**(432)**

Depreciation, amortization and provision expense can be analyzed as follows by business and region:

(in € millions)	France	Europe (excl. France)	North America	Latin America and Caribbean	Other Countries	Worldwide Structures	2005	2004
HOTELS	**(110)**	**(105)**	**(104)**	**(6)**	**(20)**	**(13)**	**(358)**	**(351)**
Upscale and Midscale Hotels	(68)	(62)	(19)	(5)	(17)	(13)	(184)	(178)
Economy	(42)	(43)	-	(1)	(3)	-	(89)	(88)
Economy US	-	-	(85)	-	-	-	(85)	(85)
SERVICES	**(3)**	**(5)**	**-**	**(7)**	**(2)**	**(3)**	**(20)**	**(19)**
OTHER BUSINESSES								
Travel Agencies	(5)	(3)	(7)	(2)	-	1	(16)	(16)
Casinos	(16)	-	-	-	(1)	-	(17)	(10)
Restaurants	(4)	(4)	-	(2)	-	-	(10)	(9)
Onboard Train Services	(3)	(1)	-	-	-	-	(4)	(5)
Holding Companies and other	(1)	-	-	(1)	-	(5)	(7)	(13)
2005	**(142)**	**(118)**	**(111)**	**(18)**	**(23)**	**(20)**	**(432)**	
2004	**(134)**	**(118)**	**(112)**	**(17)**	**(22)**	**(20)**		**(423)**

Note 8. EBIT by business and region

(in € millions)	France	Europe (excl. France)	North America	Latin America and Caribbean	Other Countries	Worldwide Structures[1]	2005	2004
HOTELS	**207**	**83**	**81**	**4**	**29**	**(10)**	**394**	**348**
Upscale and Midscale Hotels	85	8	1	1	16	(10)	101	104
Economy	122	75	-	3	13	-	213	186
Economy US	-	-	80	-	-	-	80	58
SERVICES	**32**	**109**	**2**	**96**	**-**	**(16)**	**223**	**177**
OTHER BUSINESSES								
Travel Agencies	11	25	2	(1)	1	(2)	36	33
Casinos	23	-	-	-	5	-	28	26
Restaurants	2	13	-	7	(1)	-	21	19
Onboard Train Services	3	11	-	-	-	1	15	7
Holding Companies and other	11	-	-	-	-	(11)	-	2
2005	**289**	**241**	**85**	**106**	**34**	**(38)**	**717**	
2004	**278**	**203**	**52**	**69**	**29**	**(19)**		**612**

(1) "Worldwide Structures" corresponds to revenue and costs that are not specific to a single geographic region. The amounts involved consist of royalties.

Consolidated EBIT for 2005 totalled €717 million compared with €612 million for the same period of 2004. The period-on-period increase breaks down as follows:

(in € millions)	
Like-for-like growth	+109
Business expansion	(9)
Currency effects	+9
Disposals	(4)
INCREASE IN 2005 EBIT	**+105**

EBIT by business

(in € millions)	Reported	Like-for-like
HOTELS	**+46**	**+65**
Upscale and Midscale Hotels	(3)	+16
Economy	+27	+26
Economy US	+22	+23
SERVICES	**+46**	**+34**
OTHER BUSINESSES	**+13**	**+10**
Travel Agencies	+3	-
Casinos	+2	+2
Restaurants	+2	+2
Onboard Train Services	+8	+6
Holding Companies and other	(2)	-
GROUP TOTAL	**+105**	**+109**

EBIT by region

(in € millions)	Reported	Like-for-like
France	+11	+18
Europe (excl. France)	+38	+42
North America	+33	+32
Latin America and Caribbean	+37	+31
Other Countries	+5	+4
Worldwide Structures	(19)	(18)
GROUP TOTAL	**+105**	**+109**

Note 9. Net financial expense

(in € millions)	2004	2005
Net financial expense[1]	(123)	(135)
Other financial income and expense[2]	22	13
NET FINANCIAL EXPENSE	**(101)**	**(122)**

(1) Net financial expense can be analyzed as follows between cash and non-cash items:

(in € millions)	2004	2005
Net financial expense - cash	(92)	(111)
Net financial expense - non-cash*	(31)	(24)
TOTAL NET FINANCIAL EXPENSE	**(123)**	**(135)**

* *Mainly non-cash interest expense related to OCEANE convertible bonds, which is accounted in accordance with IFRS (see note 1.N).*

(2) Other financial income and expense include the following items:

(in € millions)	2004	2005
Dividend income from non-consolidated companies	5	6
Exchange gains and losses (other than on financial assets at fair value through profit or loss)	13	6
Movements in provisions	4	1
TOTAL OTHER FINANCIAL INCOME AND EXPENSE	**22**	**13**

Note 10. Share of profit (loss) of associates after tax

(in € millions)	2004	2005
Share of profit of associates before tax	8	23
Share of tax of associates	(6)	(15)
SHARE OF PROFIT OF ASSOCIATES AFTER TAX	**2**	**8**

The main contributions are as follows:

(in € millions)	Notes	2004	2005
Orbis (hotels, Poland)		7	6
Dorint (hotels, Germany)	2.B.1	(1)	(7)
Asia/Australia hotels		2	3
Club Méditerranée	2.D.2	-	3
Tunisian and Moroccan investment funds (STI and RISMA)		(2)	2
Hôtels ABC (Demeure / Libertel hotels)		(5)	0
Société des Hôtels et Casino de Deauville	2.D.1	3	-
Other		(2)	1
SHARE OF PROFIT OF ASSOCIATES AFTER TAX		**2**	**8**

Note 11. Restructuring costs

(in € millions)	2004	2005
Restructuring provisions	10	(20)
Restructuring costs	(32)	(23)
TOTAL	**(22)**	**(43)**

The increase in restructuring costs in 2005 was mainly due to the costs arising from the departure of members of senior management in connection with the early-2006 change in Accor's corporate governance structure, the effects of which were known at the end of 2005.

Note 12. Impairment losses

(in € millions)	2004	2005
Goodwill	(38)	(20)
Intangible assets	-	(1)
Property, plant and equipment	(14)	(86)
TOTAL	**(52)**	**(107)**

No provisions for impairment were reversed in 2005.

The main assets and cash generating units for which impairment losses were recognized in 2005 were as follows:

A. Impairment of goodwill

(in € millions)	2004	2005
HOTELS		
Upscale and Midscale Hotels	(30)	(14)
Economy Hotels	(3)	(2)
Economy Hotels US	-	-
SERVICES	**-**	**(3)**
OTHER BUSINESSES		
Travel Agencies	(3)	-
Casinos	-	-
Restaurants	-	(1)
Onboard Train Services	(2)	-
Holding Companies and other	-	-
TOTAL	**(38)**	**(20)**

Impairment losses on goodwill primarily concerned Dorint, for €18 million in 2004 and €8 million in 2005.

B. Impairment of intangible assets with an indefinite useful life

This item only concerns the Casino business, for €1 million.

C. Impairment of property, plant and equipment

(in € millions)	2004	2005
HOTELS		
Upscale and Midscale Hotels	(6)	(50)
Economy Hotels	(1)	(30)
Economy Hotels US	(7)	(4)
SERVICES	**-**	**-**
OTHER BUSINESSES		
Travel Agencies	-	-
Casinos	-	(1)
Restaurants	-	-
Onboard Train Services	-	-
Holding Companies and other	-	(1)
TOTAL	**(14)**	**(86)**

The €86 million in impairment losses on property, plant and equipment corresponds mainly to write-downs of non-strategic hotel assets and adjustments arising from regular reviews of asset values. It concerns 106 hotels in 2005.

Note 13. Gains and losses on management of hotel properties

(in € millions)	2004	2005
Disposal gains and losses	17	90
Provisions for losses on hotel properties (see note 1. D.5.)	(25)	(18)
TOTAL	**(8)**	**72**

In fiscal 2004, gains on management of hotel properties included:

- Gains on sales of hotel properties in Portugal for €13 million.

In fiscal 2005, the total included:

- Gain on the sale of 128 hotel properties in France for €107 million (see note 2.A.2).
- Losses on disposal of 44 non-strategic hotels for €5 million.
- Various provisions and reversals including provisions for risks related to Germany (see note 26).

FINANCIAL STATEMENTS

Note 14. Gains and losses on management of other assets

(in € millions)	2004	2005
Disposal gains and losses	83	28
Provision movements	(70)	(30)
Gains and losses on non-recurring transactions	(36)	(35)
TOTAL	**(23)**	**(37)**

In fiscal 2004, gains and losses on management of other assets include the €77 million dilution gain realized on the merger of the casino and hotel assets of Société Hôtelière de la Chaîne Lucien Barrière (SHCLB), Société des Hôtels et Casino de Deauville (SHCD), Accor Casinos and their respective subsidiaries (see note 2.D.1).

Provision movements correspond mainly to a €58 million provision on Compass shares (see note 21).

Gains and losses on non-recurring transactions include the €7 million cost of litigation involving the hotel business in France.

In fiscal 2005 gains and losses include the €25 million gain on the disposal of Financière Courtepaille.

Provisions mainly consist of addition to provisions for €36 million for bad debt and releases of €12 million.

Gains and losses on management of other assets include a €13 million payment to Dorint related to transactions presented in note 2.B.1.

Note 15. Income tax expense

Note 15.1. Income tax expense for the period

(in € millions)	2004	2005
Current tax	(144)	(200)
Prior year adjustment to current tax	-	-
SUB-TOTAL, CURRENT TAX	**(144)**	**(200)**
Deferred tax (expense) income on new temporary differences and reversals of temporary differences arising in prior periods	(19)	78
Deferred taxes arising from changes in tax rates or tax laws	11	(2)
SUB-TOTAL, DEFERRED TAX	**(8)**	**76**
INCOME TAX EXPENSE EXCLUDING TAX ON THE PROFITS OF ASSOCIATES AND ON DISCONTINUED OPERATIONS	**(152)**	**(124)**
Tax on profits of associates	(6)	(15)
Tax on profits of discontinued operations	-	-
TAX OF THE PERIOD	**(158)**	**(139)**
Profit before tax	408	488
Income tax expense	(152)	(124)
EFFECTIVE TAX RATE ON PROFIT BEFORE TAX	**37.2%**	**25.4%**

Note 15.2. Effective tax rate

(in € millions)	2004	2005
PROFIT BEFORE TAX	**408**	**488**
Impairment losses	39	22
Elimination of intercompany capital gains	(5)	(14)
Tax on share of profit (loss) of associates	6	15
Other	6	11
TOTAL PERMANENT DIFFERENCES (NON-DEDUCTIBLE EXPENSES)	**46**	**34**
UNTAXED PROFIT AND PROFIT TAXED AT A REDUCED RATE[1]	**(65)**	**(104)**
PROFIT TAXED AT STANDARD RATE	**389**	**418**
Standard tax rate in France	35.43%	34.93%
TAX AT STANDARD FRENCH TAX RATE	**(138)**	**(146)**
Effects on tax at standard French tax rate of:		
- Differences in foreign tax rates	15	20
- Unused tax losses for the period	(31)	(44)
- Utilizations of tax loss carryforwards	6	12
- Changes in deferred tax rates	11	(2)
- Share of profit (loss) of associates	6	15
- Total TSDI tax[2]	-	64
- Other	(11)	(14)
TOTAL	**(4)**	**51**
TAX AT NORMAL RATE	**(142)**	**(95)**
TAX AT REDUCED RATE	**(10)**	**(29)**
INCOME TAX EXPENSE	**(152)**	**(124)**
Profit before tax taxed at standard rate	389	418
Income tax expense	(123)	(126)
EFFECTIVE TAX RATE	**31.6%**	**30.1%**

(1) Sales of real estate to Foncière des Murs in June 2005 (see note 2)
Pre-tax profit for 2005 includes €107 million in capital gains qualifying for taxation at a reduced rate under the SIIC (REIT-style) tax regime of 16.5%.
(2) A change in the rules governing the deductibility of interest on perpetual subordinated notes has been introduced in France's 2006 Finance Act. As a result of this change in tax law, the following entries were recorded in 2005 in respect of the 1990 repackaged perpetual subordinated floating rate notes due December 27, 2005:
- income tax payable of €63 million.
-reversal of a deferred tax liability of €127 million. This deferred tax liability has been recognised in equity at the date of transition to IFRSs.

Note 15.3. Details of deferred tax (Balance Sheet)

(in € millions)	2004	2005
Timing differences between company profit and taxable profit	129	152
Timing differences between consolidated profit and company profit [1]	81	190
Tax losses	69	45
SUB-TOTAL, DEFERRED TAX ASSETS	**279**	**387**
Timing differences between company profit and taxable profit	74	84
Timing differences between consolidated profit and company profit	238	230
SUB-TOTAL, DEFERRED TAX LIABILITIES	**312**	**314**
DEFERRED TAX, NET	**(33)**	**73**

(1) The change in timing differences between consolidated profit and company profit is primarily attributable to the reversal of deferred taxes on the repackaged perpetual subordinated floating rate notes for €127 million (See note 15.2).

Note 15.4. Unrecognized deferred tax assets

Unrecognized deferred tax assets at December 31, 2005 amounted to €171 million (December 31, 2004: €139 million).

Unrecognized deferred tax assets at December 31, 2005 will expire in the following periods if not utilized:

(in € millions)	Deductible temporary differences	Tax loss carryforwards	Tax credits	Total
Y+1	(1)	(22)	-	(23)
Y+2	-	(4)	-	(4)
Y+3	-	(2)	-	(2)
Y+4	-	(3)	-	(3)
Y+5 and beyond	-	(26)	-	(26)
Evergreen	(1)	(112)	-	(113)
DEFERRED TAX, NET	**(2)**	**(169)**	-	**(171)**

Note 16. Goodwill

(in € millions)	2004	2005
Goodwill	2,276	2,484
Less impairment losses and depreciation	(609)	(587)
GOODWILL, NET	**1,667**	**1,897**

(in € millions)	2004	2005
Upscale and Midscale Hotels France	214	266
Motel 6	211	256
Travel Agencies	245	251
Hotels, Australia	188	190
Red Roof Inns	145	168
Casinos (Accor Casinos, SHCD and Groupe Lucien Barrière)	141	161
Economy Hotels (excluding Motel 6 and Red Roof Inns)	94	87
Go Voyages	46	57
Hotels, Asia	43	50
Services, Mexico	30	35
Hotels, Italy (Sifalberghi)	33	33
Services, Romania	8	31
Services, United Kingdom	24	25
Hotels, Hungary (Pannonia)	25	25
Lenôtre	11	22
Hotels, Netherlands	19	21
Hotels, Egypt (Gezirah)	19	20
Services, Sweden (Rikskuponger)	14	20
Hotels, Poland	12	12
Services, Argentina (Servicios Ticket)	10	11
Services, Venezuela (Seremca)	8	8
Hotels, Switzerland	-	7
Other (less than €6 million)	127	141
GOODWILL, NET	**1,667**	**1,897**

Changes in the carrying amount of goodwill over the period were as follows:

(in € millions)	2004	2005
CARRYING AMOUNT AT BEGINNING OF PERIOD	**1,580**	**1,667**
GOODWILL RECOGNIZED ON ACQUISITIONS FOR THE PERIOD AND OTHER INCREASES	**110**	**137**
Upscale and Midscale Hotels France	-	48
Groupe Lucien Barrière SAS	-	20
Services, Romania (Acquisition of 30% of Hungastro)	2	18
Other acquisitions of Services	14	14
Lenôtre (Acquisition of 9 stores)	-	12
Go Voyages	4	11
Hotels, Switzerland	-	7
Carlson Wagonlit Travel (Maritz and Protravel)	66	1
Services, United Kingdom (Acquisition of 1.7% of Capital Incentive)	24	-
Other	-	6
DISPOSALS	**(2)**	**(4)**
IMPAIRMENT LOSSES	**(25)**	**(12)**
TRANSLATION ADJUSTMENT	**(41)**	**97**
OTHER RECLASSIFICATIONS AND MOVEMENTS	**45**	**12**
CARRYING AMOUNT AT END OF PERIOD	**1,667**	**1,897**

Note 17. Intangible assets

(in € millions)	2004	2005
GROSS VALUE		
Motel 6 brand[1]	147	170
Red Roof Inns brand[1]	88	102
Other brands and networks	23	23
Licenses, softwares	210	212
Other intangible assets	124	174
TOTAL INTANGIBLE ASSETS AT COST	**592**	**681**
ACCUMULATED AMORTIZATION AND IMPAIRMENT LOSSES		
Licenses, software	(110)	(139)
Other intangible assets	(82)	(105)
TOTAL ACCUMULATED AMORTIZATION AND IMPAIRMENT LOSSES[2]	**(192)**	**(244)**
INTANGIBLE ASSETS, NET	**400**	**437**

(1) The increase in value of the Motel 6 and Red Roof Inns brands in 2005 is due to the change in the dollar/euro exchange rate (1.3621 at December 31, 2004 versus 1.1797 at December 31, 2005).

(2) Intangible assets held for sale are written down to estimated market value, when necessary.

FINANCIAL STATEMENTS

Changes in the carrying amount of intangible assets over the period were as follows:

(in € millions)	2004	2005
CARRYING AMOUNT AT BEGINNING OF PERIOD	**428**	**400**
Additions	4	2
Internally-generated assets	15	21
Intangible assets of newly consolidated companies	5	5
Amortization for the period	(32)	(41)
Disposals	(6)	(2)
Translation adjustment	(22)	50
Reclassifications	8	2
CARRYING AMOUNT AT END OF PERIOD	**400**	**437**

The following intangible assets are considered as having an indefinite useful life:

(in € millions)	2004	2005
Motel 6 brand	147	170
Red Roof Inns brand	88	102
Other brands	23	23
CARRYING AMOUNT AT END OF PERIOD	**258**	**295**

The above brands and lease premiums have been qualified as having an indefinite useful life because the Group considers that there is no foreseeable limit to the period in which they can be used.

At December 31, 2005, no contracts had been signed for the purchase of intangible assets.

Note 18. Property, plant and equipment

Note 18.1. Property, plant and equipment by nature

(in € millions)	2004	2005
Land	522	527
Buildings	2,644	2,544
Fixtures	1,777	1,955
Equipment and furniture	1,525	1,666
Constructions in progress	179	268
PROPERTY, PLANT AND EQUIPMENT, AT COST	**6,647**	**6,960**

(in € millions)	2004	2005
Buildings	(929)	(817)
Fixtures	(949)	(1,021)
Equipment and furniture	(982)	(1,096)
Constructions in progress	(6)	(5)
TOTAL OF DEPRECIATION	**(2,866)**	**(2,939)**
Land	(7)	(7)
Buildings	(56)	(118)
Constructions in progress	-	(5)
TOTAL OF IMPAIRMENT (see note 1)	**(63)**	**(130)**
ACCUMULATED DEPRECIATION AND IMPAIRMENT LOSSES	**(2,929)**	**(3,069)**

(in € millions)	2004	2005
Land	515	520
Buildings	1,659	1,609
Fixtures	828	934
Equipment and furniture	543	570
Construction in progress	172	258
PROPERTY, PLANT AND EQUIPMENT, NET	**3,717**	**3,891**

Changes in the carrying amount of property, plant and equipment during the period were as follows:

(in € millions)	2004	2005
NET CARRYING AMOUNT AT BEGINNING OF PERIOD	**3,914**	**3,717**
Property, plant and equipment of newly acquired companies	19	159
Capital expenditure	463	601
Disposals	(205)	(129)
Depreciation for the period	(383)	(392)
Impairment losses for the period	(5)	(86)
Reversals of impairment losses recorded in prior periods	-	-
Translation adjustment	(72)	198
Reclassifications on non current assets held for sales (see note 18.3)	-	(260)
Other reclassifications	(14)	83
NET CARRYING AMOUNT AT END OF PERIOD	**3,717**	**3,891**

At December 31, 2005, contracts totalling €149 million had been signed for the purchase of property, plant and equipment. They are not recognised in the balance sheet. In addition, under the Foncière des Murs transaction (see note 2.A.2), Accor is committed to carrying out €63 million worth of work over the period 2005-2007, out of a total €160 million program of which €97 million will be financed by Foncière des Murs.

During 2005, €6 million worth of work was carried out by the Group. Under the terms of the leases with Foncière des Murs, the Group is required to pay the cost of maintaining the hotels over the period from January 1, 2009 to the first possible lease termination date (July 1, 2017). The costs to be paid by the Group may not represent less than a certain percentage of the hotels' revenues (3.5% for Novotel, 3.5% for Mercure and 4% for Ibis).

Borrowing costs included in the carrying amount of property, plant and equipment at December 31, 2005 came to €6 million. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 4.93% (Group average borrowing cost at December 31, 2004).

Note 18.2. Finance leases

At December 31, 2005, the carrying amount of finance leases recognized in the balance sheet was €262 million (December 31, 2004: €310 million), as follows:

(in € millions)	2004	2005
Land	66	43
Buildings	299	234
Fixtures	107	108
Equipment and furniture	53	58
PROPERTY, PLANT AND EQUIPMENT, AT COST	**525**	**443**
Accumulated depreciation and impairment losses	(215)	(181)
PROPERTY, PLANT AND EQUIPMENT, NET	**310**	**262**

The change for the year is mainly due to the reclassification of properties under finance leases to "Non-current assets held for sale" for an amount of €82 million (see note 18.3).

Future minimum payments under finance leases can be analyzed as follows by maturity:

	Debt	
(in € millions)	2005 Non discounted	2005 Discounted
2005	388	388
2006	275	262
2007	242	219
2008	211	182
2009	182	150
2010	167	131
2011	153	114
2012	139	98
2013	111	75
2014	89	57
2015	81	50
2016	73	43
2017	64	35
2018	55	29
2019	43	22
2020	31	15
> 2020	102	47

Note 18.3. Non-curent assets held for sale

In line with the asset management policy described in note 2, the Group plans to sign an agreement for the second series of asset sales to Foncière des Murs. The transaction will concern 76 hotels, including 64 units in France and 12 units in Belgium. Under IFRS 5, the €251 million carrying amount of these hotels has been reclassified in the consolidated balance sheet at December 31, 2005 under "Non-current assets held for sale". No impairment losses have been recognized on these properties.

Accor North America plans to sell two Red Roof Inns, seven Motel 6 hotels and two plots of land in 2006. As of end-2005, an active program to locate a buyer was initiated before the year-end and the assets have therefore been reclassified as "Non-current assets held for sale" for €9 million. This amount is stated net of a €0.8 million provision for impairment, determined on the basis of a valuation performed by a qualified independent expert, reducing the assets' carrying amount to the lower of their carrying amount and fair value less costs to sell.

Note 19. Long-term loans

(in € millions)	2004	2005
Gross value	367	306
Accumulated impairment losses	(38)	(18)
LONG-TERM LOANS, NET	**329**	**288**

(in € millions)	2004	2005
Hotels, Asia-Pacific[1]	72	75
Hotels, Germany[2]	35	35
Colony Capital[3]	27	33
Hotels, Netherlands	28	28
Hotels, United States/Canada	22	27
Hotels, United Kingdom	27	27
Front de Seine Participations (Novotel Paris Tour Eiffel)	23	25
ABC (Demeure/Libertel hotels) [4]	23	-
Orbis[5]	14	-
Financière Courtepaille[6]	9	-
Other	49	38
TOTAL	**329**	**288**

(1) Loans to hotels in the Asia-Pacific region include loans to Tahl (an Australian property company) for €65 million at December 31, 2005 (December 31, 2004: €62 million).

(2) In connection with the acquisition of Dorint AG, the Group made a €35 million loan to Dr Ebertz, repayable no later than December 31, 2010 (see note 2.B.1).

(3) At the time of sale of 50% of Accor Casinos, Accor made an €80 million loan to Colony Capital. Interest on the loan has been capitalized and will be paid when the loan falls due (see note 2.D.1). In 2004, Colony Capital repaid part of the loan (€65 million) in connection with the merger between Accor Casinos and Groupe Lucien Barrière (see note 2.D.1).

(4) In December 1999, Accor acquired the hotel business of CGIS, a subsidiary of Vivendi, in partnership with two US investment funds. The portfolio consisted of 41 Libertel hotels and 8 Sofitel Demeure hotels representing a combined total of 3,240 rooms. At December 31, 2005, all the hotels had been sold and the acquisition debt had been repaid.

(5) In connection with the sale of 3 Novotel hotels and 8 Ibis hotels, for a total of €64 million, the Group made in year 2003 a €14 million loan to the buyer which was repaid in 2005.

(6) The €9 million loan to Financière Courtepaille was repaid in year 2005 in full at the time of sale of the Group's interest in this company (see note 14).

Note 20. Investments in associates

(in € millions)	2004	2005
Club Méditerranée (note 2.D.2) [1]	309	317
Orbis (Hotels, Poland) [2]	132	164
Accor Asia-Pacific subsidiaries	39	46
Moroccan investment fund (RISMA)[3]	16	28
Dorint (Hotels, Germany) (note 2.B.1) [4]	25	24
Egyptian investment fund	10	13
Société Hôtelière Paris Les Halles (SHPH)[5]	7	9
Tunisian investment fund (STI) [6]	9	8
Sofitel London St James (Hotels, United Kingdom)	3	3
Sofitel Paris Le Faubourg	10	-
Société des Hôtels et Casino de Deauville[7]	-	-
ABC Hotels (Demeure/Libertel hotels)[8]	(5)	(1)
Front de Seine Participations[9]	0	0
Other	43	29
TOTAL	**598**	**640**

(1) Key figures for Club Méditerranée are as follows:

Club Méditerranée

(in € millions)	2004	2005
Revenue	N/A	1,590
Net profit (loss)*	N/A	4
Net cash/(Net debt)	(390)	(240)
Equity**	744	749
Market capitalization	673	761
Total assets	1,482	1,379
% interest held	28.93%	28.93%

** After adjustments recorded on first-time consolidation of Club Méditerranée in the Accor Group accounts (see note 2.D.2).*

*** IFRS Club Méditerranée's reported equity at October 31, 2005 was €525 million. The difference between this amount and the equity figure shown in the above table primarily corresponds to fair value adjustments to property, plant and equipment and the valuation of the brand.*

(2) Key figures for Orbis are as follows:

Orbis (Hotels, Poland)

(in € millions)	2004	2005*
Revenue	211	249
Net profit (loss)	12	15
Net cash/(Net debt)	(49)	(50)
Equity	308	344
Market capitalization	281	394
Total assets	444	567
% interest held	35.58%	40.58%

** December 2005 figures are IFRS compliant.*

(3) Key figures for the hotel investment fund in Morocco (Risma) are as follows:

Risma (Moroccan investment fund)

(in € millions)	2004	2005
Revenue	44	57
Net profit (loss)	(2)	4
Net cash/(Net debt)	(55)	(50)
Equity	34	56
Market capitalization	N/A	N/A
Total assets	110	137
% interest held	45.29%	48.25%

(4) Key figures for Dorint AG are as follows:

Dorint

(in € millions)	2004	2005
Revenue	498	540
Net profit (loss)*	(28)	(24)
Net cash/(Net debt)	(35)	(51)
Equity*	(72)	(61)
Market capitalization	N/A	N/A
Total assets	169	190
% interest held	26.1%	29.08%

** After adjustments recorded on first-time consolidation of Dorint in the Accor Group accounts under IFRS (see note 2.B.1).*

(5) Key figures for Société Hôtelière Paris les Halles are as follows:

Société Hôtelière Paris Les Halles

(in € millions)	2004	2005
Revenue	57	58
Net profit (loss)	1	6
Net cash/(Net debt)	(91)	(93)
Equity	9	13
Market capitalization	N/A	N/A
Total assets	125	132
% interest held	31.19%	31.19%

(6) Key figures for the hotel investment fund in Tunisia (STI) are as follows:

Tunisian investment fund (STI)

(in € millions)	2004	2005
Revenue	17	19
Net profit (loss)	(2)	(1)
Net cash/(Net debt)	9	5
Equity	25	23
Market capitalization	N/A	N/A
Total assets	30	29
% interest held	37.50%	37.50%

(7) Key figures for Société des Hôtels et Casino de Deauville are as follows:

Société des Hôtels et Casino de Deauville

(in € millions)	2004	2005
Revenue	216	N/A
Net profit (loss)	6	N/A
Net cash/(Net debt)	(48)	N/A
Equity	118	N/A
Market capitalization	N/A	N/A
Total assets	118	N/A
% interest held	N/A	N/A

Following the merger between Accor Casinos and Groupe Lucien Barrière SAS (see note 2.D.1), Société des Hôtels et Casino de Deauville was accounted for by the equity method in 2004 and proportionally consolidated in the balance sheet at December 31, 2004 based on a 30.19% interest. In 2005, it is included in Groupe Lucien Barrière SAS and proportionally consolidated.

(8) Key figures for ABC Hotels, which hold the Sofitel Demeure and Libertel hotels owned jointly by Accor, Blackstone and Colony Capital, are as follows:

ABC Hotels (Demeure/Libertel hotels)*

(in € millions)	2004	2005
Revenue	72	9
Net profit (loss)	(15)	(4)
Net cash/(Net debt)	(120)	-
Equity	(27)	-
Market capitalization	N/A	N/A
Total assets	135	-
% interest held	30.00%	30.00%

** At the end of year 2005, all the Demeure / Libertel hotels were sold. The company was winded up on December, 31 2005.*

(9) Key figures for Front de Seine Participation, owner of the Novotel Tour Eiffel, are as follows:

Front de Seine Participations (Novotel Tour Eiffel)

(in € millions)	2004	2005
Revenue	35	38
Net profit (loss)	(3)	0
Net cash/(Net debt)	(113)	(106)
Equity	(2)	(2)
Market capitalization	N/A	N/A
Total assets	127	120
% interest held	40.00%	40.00%

Note 21. Other financial investments

(in € millions)	2004	2005
Investments in non-consolidated companies	315	307
Deposits	109	124
OTHER FINANCIAL INVESTMENTS	**424**	**431**
Accumulated impairment losses	(131)	(147)
OTHER FINANCIAL INVESTMENTS, NET	**293**	**284**

Other financial investments break down as follows:

(in € millions)	2004	2005
Compass Group[1]	107	99
Other	186	185
OTHER FINANCIAL INVESTMENTS, NET	**293**	**284**

(1) Accor holds 30,706,882 Compass shares acquired at a cost of €204 million. Based on the share price on December 31, 2005, the fair value is amounted to €99 million.

Note 22. Receivables and payables

Note 22.1. Detail of rade receivables with gross value and provision

(in € millions)	2004	2005
Gross value	1,342	1,575
Provisions	(70)	(67)
NET	1,272	1,508

Note 22.2. Details of other receivables and accruals

(in € millions)	2004	2005
Recoverable VAT	208	207
Prepaid payroll taxes	7	9
Other prepaid and recoverable taxes	21	97
Other receivables	264	287
Other prepaid expenses	141	194
OTHER RECEIVABLES AND ACCRUALS	**641**	**794**
PROVISIONS	**(13)**	**(24)**
OTHER RECEIVABLES AND ACCRUALS, NET	628	770

Note 22.3. Details of other payables

(in € millions)	2004	2005
VAT payable	94	102
Wages and salaries and payroll taxes payable	420	497
Other taxes payable	99	157
Other payables	301	289
Deferred income	314	415
OTHER PAYABLES	1,228	1,460

Note 22.4. Analysis of other receivables / payables

in € millions at December 31, 2005	Due within 1 year	Due in 1 to 5 years	Due beyond 5 years	2005	2004
Inventories	64	-	-	64	69
Trade receivables	1,470	38	-	1,508	1,272
Recoverable VAT	174	33	-	207	208
Prepaid payroll taxes	9	-	-	9	7
Other prepaid and recoverable taxes	39	57	1	97	21
Other receivables	282	2	3	287	264
CURRENT ASSETS	**2,038**	**130**	**4**	**2,172**	**1,841**
Trade payables	843	6	-	849	760
VAT payable	102	-	-	102	94
Wages and salaries and payroll taxes payable	469	24	4	497	420
Other taxes payable	155	2	-	157	99
Other payables	287	2	-	289	301
CURRENT LIABILITIES	**1,856**	**34**	**4**	**1,894**	**1,674**

Note 23. Potential ordinary shares

Note 23.1. Number of potential shares

At December 31, 2005, the Company's share capital was made up of 217,265,774 ordinary shares. The average number of ordinary shares outstanding during the period was 214,782,601.

In addition, employee stock options exercisable for 10,174,625 ordinary shares, representing 4.68% of the capital, were outstanding at December 31, 2005, as follows:

44,500	stock options exercisable at a price of €32.47 per share (Plan 1)
467,202	stock options exercisable at a price of €33.95 per share (Plan 2)
627,811	stock options exercisable at a price of €37.00 per share (Plan 3)
756,740	stock options (stock savings warrants) exercisable at a price of €43.40 per share (Plan 4)
1,857,000	stock options exercisable at a price of €40.58 per share (Plan 5)
3,298,540	stock options exercisable at a price of €37.77 per share (Plan 6)
104,351	stock options (stock savings warrants) exercisable at a price of €39.10 per share (Plan 7)
148,900	stock options exercisable at a price of €31.83 per share (Plan 8)
1,482,500	stock options exercisable at a price of €35.68 per share (Plan 9)
88,131	stock options (stock savings warrants) exercisable at a price of €33.94 per share (Plan 10)
1,298,950	stock options exercisable at a price of €32.42 per share (Plan 11)

In addition, a total of 18,719,772 convertible/exchangeable bonds (OCEANE) have been issued in 2002 and 2003. The terms of the bond issue are described in note 28. If all the bonds were to be converted, this would result in the issue of 22,135,196 new shares. In December 2005, 8,920,986 bonds were converted into shares, reducing the number of potential shares to 13,214,210.

Lastly, in May 2005 Accor issued 116,279 convertible bonds and 128,205 notes redeemable for Accor shares (equity notes) (ORA) representing 24,448,400 potential shares. The terms of the issues are described in notes 24 and 28.

Conversion of all of the potential shares presented above would have the effect of increasing the number of shares outstanding to 265,653,009.

Note 23.2. Diluted earnings per share

Based on the above number of potential shares and the average Accor share price for 2005 of €39.8, the diluted weighted average number of shares outstanding in 2005 was 248,853,170. Diluted earnings per share were therefore calculated as follows:

(in € millions)	**2004**	**2005**
Profit attributable to equity holders of the parent	233	333
Adjustment for OCEANE convertible bonds[1]	21	44
ADJUSTED PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	**254**	**377**
Average number of shares outstanding (in thousands)	199,126	214,783
Number of shares resulting from the exercise of stock options	106	1,051
Number of shares resulting from the conversion of OCEANES	25,551	33,020
Fully diluted average number of shares (in thousands)	224,782	248,853
DILUTED EARNINGS PER SHARE (IN EUROS)	**1.13**	**1.51**

(1) The adjustment for OCEANE convertible bonds breaks down as follows:

(in € millions)	**2004**	**2005**
Cancellation of interest expense on OCEANE convertible bonds, net of tax	12	38
Cancellation of redemption premiums on the April 2002 OCEANE convertible bonds, net of tax	9	6
TOTAL	**21**	**44**

The following instruments that may have a dilutive impact on basic earnings per share in the future have not been included in the calculation of diluted earnings per share because they did not have a dilutive effect on 2005:

- 756,740 stock options (stock savings warrants) exercisable from December 22, 2003 to December 22, 2007 at a price of €43.40 per share.
- 1,857,000 stock options exercisable from January 4, 2004 to January 4, 2009 at a price of €40.58 per share.

On this basis, the diluted earnings per share is the following: €1.51.

Note 23.3. Share-based payments

Stock option plans

DESCRIPTION OF THE MAIN PLANS

The following table summarizes the characteristics of stock options outstanding at December 31, 2005, as well as of options that were cancelled or expired during the period.

	Grant date	Life of plan	Number of options granted	Option exercised date	Number of grantees	Exercise price	Cash-settled or equity-settled
Plan 1	Jan 7, 1998	8 years	1,378,950	from 07/15/02 until 01/07/06	228	€32.47	Equity-settled
Plan 2	Jan 6, 1999	8 years	581,525	from 01/06/04 until 01/06/07	639	€33.95	Equity-settled
Plan 3	Mar 30, 2000	8 years	690,125	from 03/30/05 until 03/30/08	809	€37.00	Equity-settled
Plan 4	Dec 22, 2000	7 years	757,322	from 12/22/03 until 12/22/07	15,725	€43.40	Equity-settled
Plan 5	Jan 4, 2001	8 years	1,957,000	from 01/04/04 until 01/04/09	32	€40.58	Equity-settled
Plan 6	Jan 8, 2002	8 years	3,438,840	from 01/08/05 until 01/08/10	2,032	€37.77	Equity-settled
Plan 7	Jul 12, 2002	7 years	104,361	from 07/12/05 until 07/12/09	3,890	€39.10	Equity-settled
Plan 8	Jan 3, 2003	8 years	148,900	from 01/04/06 until 01/03/11	67	€31.83	Equity-settled
Plan 9	Jan 7, 2004	8 years	1,482,900	from 01/08/07 until 01/07/12	1,517	€35.68	Equity-settled
Plan 10	Jul 9, 2004	8 years	88,131	from 07/09/07 until 07/09/12	3,390	€33.94	Equity-settled
Plan 11	Jan 12, 2005	7 years	1,298,950	from 01/13/09 until 01/12/12	903	€32.42	Equity-settled

Changes in outstanding stock options during the 2004 and 2005 are as follows:

	2004		2005	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
OPTIONS OUTSTANDING AT BEGINNING OF PERIOD	**9,115,023**	**€37.46**	**10,591,554**	**€37.36**
Options granted	1,571,031	€35.58	1,298,950	€32.42
Options cancelled	-	€0	(81,600)	€39.77
Options exercised	(94,500)	€17.18	(1,634,279)	€33.34
Expired options	-	€0	-	€0
OPTIONS OUTSTANDING AT END OF PERIOD	**10,591,554**	**€37.36**	**10,174,625**	**€37.36**
OPTIONS EXERCISABLE AT END OF PERIOD	**4,638,297**	**€37.86**	**7,156,144**	**€38.76**

FINANCIAL STATEMENTS

Outstanding options at December 31, 2005 are as follows:

	Exercise price	Number	Remaining life of the options
Plan 1	€32.47	44,500	7 days
Plan 2	€33.95	467,202	1 year
Plan 3	€37.00	627,811	2 years
Plan 4	€43.40	756,740	2 years
Plan 5	€40.58	1,857,000	3 years
Plan 6	€37.77	3,298,540	4 years
Plan 7	€39.10	104,351	3.5 years
Plan 8	€31.83	148,900	5 years
Plan 9	€35.68	1,482,500	6 years
Plan 10	€33.94	88,131	6.5 years
Plan 11	€32.42	1,298,950	6 years

FAIR VALUE OF OPTIONS

The weighted average fair value of options granted during the period was €8.48 per option.

IFRS 2 requires the recognition in the accounts of equity-settled stock options granted after November 7, 2002 that had not yet vested at January 1, 2005.

In the case of the Accor Group, IFRS 2 applies to options granted under four plans set up in 2003, 2004 and 2005.

The fair value of these options at the grant date has been determined using the Black & Scholes option-pricing model.

The main data and assumptions used for the fair value calculations are as follows:

	Plan 8	Plan 9	Plan 10	Plan 11
Accor share price at the option grant date	€30.50	€35.18	€33.71	€31.64
Option exercise price	€31.83	€35.68	€33.94	€32.42
Expected volatility*	39.58%	39.68%	39.18%	37.64%
Life of the options	8 years	8 years	8 years	7 years
Expected share yield**	3.54%	3.44%	3.55%	2.94%
Fair value of options***	€8.91	€10.52	€10.07	€8.48

** Weighted volatility based on exercise periods.*

*** Expected share yield based on exercise periods.*

**** Fair value of options based on exercise periods.*

The dividend rate used to measure the fair value of options is 3.03% for plans 8, 9, 10 and 3.22% for plan 11.

MATURITIES OF STOCK OPTIONS

The Group has decided to base the exercise dates of stock options under these plans on observed exercise dates under previous plans. The same principle has been applied to all plans, as follows:

- 35% of options exercised after 4 years.
- 20% of options exercised after 5 years.
- 35% of options exercised after 6 years.
- 5% of options exercised after 7 years – 10% for plan 11.
- 5% of options exercised after 8 years.

The cost of the plans has been determined using the Black & Scholes option-pricing models, based on maturities corresponding to the options' expected lives.

SHARE PRICE VOLATILITY

The Group has chosen to apply a volatility rate calculated by reference to historical data for the eight years preceding the grant date. Different volatility rates have been applied, calculated from granted date, to each maturity as presented above.

COST OF SHARE-BASED PAYMENTS RECOGNIZED IN THE ACCOUNTS

The total cost recognized in respect of share-based payments amounted to €9 million at December 31, 2005 (December 31, 2004: €6 million).

Note 24. Fair value adjustment on financial instruments reserve

(in € millions)	2004	2005
OCEANE convertible bonds[1]	125	104
Equity notes[2]	-	441
Mutual fund unit	-	3
Interest rate and currency swaps	-	(1)
IMPACT ON EQUITY	**125**	**547**

(1) Changes in fair value of financial instruments recognized in equity correspond to the recognition of the equity component of OCEANE convertible bonds (see note 28). The equity component of the €570 million 2002 OCEANE convertible bond issue amounts to €50 million and that of the €616 million 2003 OCEANE convertible bond issue amounts to €75 million.

Change between 2004 and 2005 is explained by the conversion of 8,920,986 convertible bonds related to OCEANE 2003 (see note 23).

(2) Fair value adjustment on financial instruments reserve includes the €433 million equity component of the issue on May 18, 2005 of 128,205 notes redeemable for Accor shares (equity notes) at a price of €3,900. The €500 million issue was underwritten by ColTime SARL. Interest (4.50%) on the notes is payable quarterly in arrears. The notes will be redeemed for shares on May 18, 2008 on the basis of 100 Accor shares per note. Note holders may present the notes for redemption from January 1, 2007 on the same basis.

The equity component of issue by Accor of notes is recognized under "Fair value adjustment reserve recognized in equity" in accordance with Group accounting policy (see note 1.N).

Note 25. Minority interests

(in € millions)	
AT DECEMBER 31, 2003	**86**
Minority interests in profit for the period	23
Dividends paid to minority interests	(20)
Translation adjustment	(2)
Changes in scope of consolidation	(17)
AT DECEMBER 31, 2004	**70**
Minority interests in profit for the period	31
Dividends paid to minority interests	(21)
Translation adjustment	8
Changes in scope of consolidation	7
AT DECEMBER 31, 2005	**95**

Note 26. Provisions

Movements in long-term provisions between December 31, 2004 and December 31, 2005 can be analyzed as follows:

(in € millions)	December 31, 2004	Equity impact*	Increases	Utilizations	Reversals of unused provisions	Translation adjustment	Reclassifications and changes in scope*	December 31, 2005
Provisions for pensions	131	28	19	(23)	(4)	-	1	152
Provisions for loyalty bonuses	15	-	4	(1)	-	1	(1)	18
Provisions for claims and litigation and others contingencies	1	-	-	-	-	-	-	1
TOTAL LONG-TERM PROVISIONS	**147**	**28**	**23**	**(24)**	**(4)**	**1**	**-**	**171**

* See note 26.C.

Movements in short-term provisions between December 31, 2004 and December 31, 2005 can be analyzed as follows:

(in € millions)	December 31, 2004	Equity impact*	Increases	Utilizations	Reversals of unused provisions	Translation adjustment	Reclassifications and changes in scope*	December 31, 2005
Tax provisions	8	-	1	(1)	-	1	-	9
Restructuring provisions	16	-	29	(10)	(1)	-	(1)	33
Provisions for claims and litigation and others contingencies	124	-	93	(39)	(19)	5	(3)	161
TOTAL SHORT-TERM PROVISIONS	**148**	**-**	**123**	**(50)**	**(20)**	**6**	**(4)**	**203**

* See note 26.C.

At December 31, 2005, ordinary provisions for claims and litigation and others include:

- A €13 million provision for various reported claims.
- Various provisions for a unit amount of less than €10 million.
- A €46 million provision for risks mainly related to Germany.

Net provision expense - corresponding to increases in provisions less reversals of utilized and unutilized provisions set up in prior periods - is recorded under the following income statement captions:

(in € millions)	2004	2005
EBIT	2	(11)
Finance cost, net	(7)	(3)
Gains and losses on management of hotel properties	(1)	44
Gains and losses on management of other assets	15	18
Income tax expense	6	-
TOTAL	**15**	**48**

Provisions for pensions and other post-employment benefits

A. Description of the plans

Group employees receive various short-term benefits (paid vacation, paid sick leave and profit-shares), long-term benefits (long-service awards, long-term disability benefits, loyalty bonuses and seniority bonuses), as well as various post-employment benefits provided under defined contribution and defined benefit plans (length-of-service awards payable on retirement, pension funds, coverage of healthcare costs of retired employees).

Short-term benefit obligations are recognized in the balance sheets of the Group entities concerned.

Post-employment benefits are provided under either defined contribution or defined benefit plans.

DEFINED CONTRIBUTION PLANS

Obligations under these plans are funded by periodic contributions to external organizations that are responsible for the administrative and financial management of the plans. The external organization is responsible for all benefit payments and the Group has no liability beyond the payment of contributions. Examples of defined contribution plans include the government-sponsored basic pension and supplementary pension (ARRCO/AGIRC) schemes in France and defined contribution pension schemes in other countries.

Contributions to these plans are recognized in the period to which they relate.

DEFINED BENEFIT PLANS

Benefits paid under the Group's defined benefit plans are determined based on employees' years of service with the Group. The benefit obligation is generally funded by plan assets, with any unfunded portion recognized as a liability in the balance sheet.

The defined benefit obligation (DBO) is determined by the projected unit credit method, based on actuarial assumptions concerning future salary levels, retirement age, mortality rates, staff turnover rates and the discount rate. These assumptions take into account the macro-economic situation and other specific circumstances in each host country.

Actuarial gains and losses arising from changes in actuarial assumptions and experience adjustments are recognized immediately in equity, in accordance with Group accounting policy.

At Accor, the main post-employment defined benefit plans concern:

- Length-of-service awards in France:
  - these are lump-sum payments made to employees on retirement. They are determined by reference to the employee's years of service and end-of-career salary. The calculation is based on parameters defined by Corporate Finance and Human Resources in November of each year,
  - the related obligation is covered by a provision.
- Length-of-service awards in Italy: these are lump-sum payments made to employees on retirement. They are determined by reference to the employee's years of service, end-of-career salary, and whether they leave on their own initiative or on that of the company. The related obligation is covered by a provision.
- Pensions: the main defined benefit pension plans are for employees in the Netherlands (24.6% of the obligation) and the United Kingdom (13.2% of the obligation). Pension benefit obligations are determined by reference to employees' years of service and end-of-career salary. They are funded by payments to external organizations that are legally separate from Accor Group.

B. Actuarial assumptions

Actuarial valuations are based on a certain number of long-term parameters supplied by the Group, which are reviewed each year.

		Europe excluding France						
	France	Netherlands	United Kingdom	Germany	Belgium	Italy	Worldwide Structures	Other countries
Retirement age	65 years	65 years	65 years	65 years	65 years	60-65 years	65 years	55-67 years
Rate of future salary increases	3.0%	2.0%	2.5%	1.5%	3.3%	3.3%	3.0%	2%-8%
Payroll tax rate	45%	23%	13%	22%	36%	29%	45%	9%-45%
Discount rate	4.0%	4.0%	5.0%	4.0%	4.0%	4.0%	4.0%	4% - 7.9%
Expected Rates of return on 2005 plan assets	4.5%	5.0%	6.4%	4.0%	4.8%	N/A	4.5%	N/A
Expected Rates of return on 2006 plan assets	4.5%	4.4%	6.0%	4.0%	4.8%	N/A	4.5%	N/A

The assumptions concerning the expected return on plan assets and the discount rate applied to calculate the present value of benefit obligations were determined based on the recommendations of independant experts.

C. Funded status of post-employment defined benefit plans

The method used by the Group is the "Projected Unit Credit" method.

at December 31, 2005 *(in € millions)*	Pensions	Other post-employment benefits*	Total
Present value of funded obligation	139	-	139
Fair value of plan assets	(83)	-	(83)
EXCESS OF BENEFIT OBLIGATION/(PLAN ASSETS)	**56**	**-**	**56**
Present value of unfunded obligation	-	96	96
Unrecognized past service cost	-	-	-
LIABILITY RECOGNIZED IN THE BALANCE SHEET	**56**	**96**	**152**

* *Including length-of-service awards.*

Evolution of the funded status of post-employment defined benefit plans by geographical area

	2005									2004
		Europe excluding France								
(in € millions)	France	Netherlands	United Kingdom	Germany	Belgium	Italy	Worldwide structures	Other	Total	Total
ACTUARIAL DEBT AT THE BEGINNING	**22**	**44**	**28**	**6**	**8**	**44**	**37**	**11**	**200**	**179**
Services Cost during year	2	1	1	1	1	6	2	1	15	7
Interest Cost	1	2	2	-	-	2	3	1	11	8
Employee contributions	-	1	-	-	-	-	-	-	1	1
Service cost/Change in regime	-	-	-	-	-	-	-	-	-	-
Reduction/Liquidation of plan	-	(2)	-	-	-	-	(7)	-	(9)	7
Acquisition (Business Combinaison)	-	-	-	-	-	-	-	(3)	(3)	3
Benefits granted	-	(1)	(1)	-	-	(10)	(1)	(1)	(14)	(4)
Actuarial (Gains)/Losses	4	13	-	1	2	5	8	-	33	-
Effect of exchange rates	-	-	1	-	-	-	-	-	1	(1)
ACTUARIAL DEBT AT END OF PERIOD	**29**	**58**	**31**	**8**	**11**	**47**	**42**	**9**	**235**	**200**

	2005									2004
		Europe excluding France								
(in € millions)	France	Netherlands	United Kingdom	Germany	Belgium	Italy	Worldwide structures	Other	Total	Total
FAIR VALUE ON ASSETSAT THE BEGINNING	**1**	**39**	**18**	**1**	**3**	**-**	**-**	**-**	**62**	**55**
Actual return of funds	-	3	4	-	-	-	-	-	7	4
Employers contributions	-	2	2	-	1	-	10	-	15	4
Employee contributions	-	1	-	-	-	-	-	-	1	1
Benefits paid	-	(1)	(1)	-	-	-	-	-	(2)	(1)
Effect of exchange rates	-	-	-	-	-	-	-	-	-	(3)
Business combinations	-	-	-	-	-	-	-	-	-	2
FAIR VALUE ON ASSETS AT END OF PERIOD	**1**	**44**	**23**	**1**	**4**	**-**	**10**	**-**	**83**	**62**

(in € millions)	2005								
		Europe excluding France							
	France	Netherlands	United Kingdom	Germany	Belgium	Italy	Worldwide structures	Other	Total
FINANCIAL SITUATION AT THE BEGINNING	**21**	**5**	**10**	**5**	**5**	**44**	**37**	**11**	**138**
FINANCIAL SITUATION AT END OF PERIOD	**28**	**14**	**8**	**7**	**7**	**47**	**32**	**10**	**152**

(in € millions)	2005									2004
		Europe excluding France								
	France	Netherlands	United Kingdom	Germany	Belgium	Italy	Worldwide structures	Other	Total	Total
Services cost in the year	2	1	1	1	1	6	2	1	15	7
Interest cost	1	2	2	-	-	2	3	1	11	8
Expected return of assets	-	(2)	(1)	-	-	-	-	-	(3)	(5)
Service cost amortization	-	-	-	-	-	-	5	-	5	1
Curtailment / settlement (gains) losses	-	-	-	-	-	-	(6)	-	(6)	4
CHARGE OF THE PERIOD	**3**	**1**	**2**	**1**	**1**	**8**	**4**	**2**	**22**	**15**
AMORTIZATION ACTUARIAL (GAINS) LOSSES	**4**	**10**	**(3)**	**1**	**2**	**5**	**8**	**1**	**28**	**2**

Reconciliation of provisions for pensions between December 31, 2004 and December 31, 2005

(in € millions)	Amount
FINANCIAL SITUATION ON DECEMBER 31, 2004	**138**
Services cost unknown at December 31, 2004	(7)
PROVISION ON DECEMBER 31, 2004	**131**
Charge of the year	22
Cash out	(27)
SORIE	28
Other (Acquisitions/Changes)	(2)
PROVISION ON DECEMBER 31, 2005	**152**

Actuarial gains and losses related to changes in assumptions and experience adjustment

(in € millions)	2004	2005
ACTURIAL DEBT		
Actuarial gains and losses related to experience adjustment	-	(2)
Actuarial gains and losses related to changes in assumptions	-	34
FAIR VALUE ON ASSETS		
Actuarial gains and losses related to experience adjustment	2	(3)

Detail of plan assets

	France	Netherlands	United Kingdom	Germany	Belgium	Worldwide Structures
Shares	15%	10%	75%	0%	0%	15%
Bonds	80%	90%	17%	100%	100%	80%
Other	5%	0%	8%	0%	0%	5%

According to management's best estimate based on the information currently available, contributions payable in 2006 will be unchanged from 2005.

In addition to this provision for post-employment benefits, a provision of €18 million (versus €15 million in 2004) has been set aside for other defined benefit plans for which the related rights vest during employees' years of service. Actuarial gains and losses of the period from these other defined benefit plans are recognised immediately in profit.

Note 27. Repackaged perpetual subordinated floating rate notes (TSDI)

In December 1990, Accor issued €762 million in Perpetual Subordinated Floating Rate Notes (*Titres Subordonnés à Durée Indéterminée*).

Concurrently, €170 million was paid to a special purpose vehicle in exchange for:

- A commitment to repurchase the Perpetual Subordinated Floating Rate Notes from the various lenders at the end of 15 years (matched by a commitment by the lenders to sell the notes).
- A commitment not to claim payment of any principal or interest on the notes from Accor.

The net proceeds from the issue amounted to €592 million which was recorded as a liability at the issue date.

Under the subordination clause, Accor may temporarily suspend semi-annual payments of interest and principal in the event of exceptional financial difficulties. In this case, accrued interest would be capitalized.

The notes carry a market-based interest rate (Pibor plus a margin) for a 15-year period. The swap taken out to lock in principal repayments while leaving the after-tax interest rate variable was the subject of an investment repaid in February 2000.

The repackaged perpetual subordinated floating rate notes were repaid in full during the year. The notes' tax treatment was changed in France's 2006 Finance Act. The effects of this change in tax law on the 2005 financial statements are presented in note 15.

Note 28. Convertible or exchangeable bonds (OCEANE)

2002 OCEANE bonds convertible or exchangeable for new or existing Accor shares (see note 23)

On April 24, 2002, Accor issued 3,415,424 bonds convertible or exchangeable for new or existing shares (OCEANEs) at a price of €166.89. The aggregate nominal value of the issue was €570 million and the interest rate is 1%. Interest is payable annually in arrears, on January 1.

The bonds are redeemable in three instalments, as follows:

- On January 1, 2005, at a price of €58.86 representing a premium of 105.81% on one-third of the bonds' nominal value.
- On January 1, 2006, at a price of €60.14 representing a premium of 108.11% on one-third of the bonds' nominal value.
- On January 1, 2007, at a price of €61.47 representing a premium of 110.50% on one-third of the bonds' nominal value.

In each case, the redemption price of one-third of the bond's value plus the premium represents an annual yield to maturity from the issue date of 3.125%.

Bond holders may convert or exchange their bonds for shares since May 3, 2002 as follows:

- Between May 3, 2002 and the seventh business day preceding January 1, 2005, at the rate of three Accor shares per bond.
- Between the seventh business day preceding January 1, 2005 and the seventh business day preceding January 1, 2006, at the rate of two Accor shares per bond.
- Between the seventh business day preceding January 1, 2006 and the seventh business day preceding January 1, 2007, at the rate of one Accor share per bond.

On January 1, 2005, the first tranche was redeemed for a total of €201 million or €58.86 per bond.

On January 1, 2006, the second tranche was redeemed for a total of €205 million or €60.14 per bond.

2003 OCEANE bonds convertible or exchangeable for new or existing Accor shares (see note 23)

On October 24, 2003, Accor issued 15,304,348 bonds convertible or exchangeable for new or existing shares (OCEANEs) at a price of €40.25. The aggregate nominal value of the issue was €616 million and the interest rate is 1.75%. Interest is payable annually in arrears, on January 1.

Bonds that are not converted or exchanged will be redeemed for cash at par (€40.25 per bond) on January 1, 2008.

Bond holders may convert or exchange their bonds for shares since October 24, 2003 on the basis of one Accor share per bond.

Accor has an early conversion option, exercisable from February 1, 2005, if the Accor share price is more than 110% higher than the issue price (i.e. €44.27) for 20 consecutive days.

In 2005, 8,920,986 bonds were converted into new shares, leading to the issuance of shares with an aggregate par value of €332 million. As of December 31, 2005, 6,383,362 bonds were outstanding.

2005 convertible bonds (see note 2.E)

On May 18, 2005, Accor issued 116,279 convertible bonds at a price of €4,300. The €500 million issue was underwritten by ColTime SARL. Interest on the bonds is payable quarterly in arrears with a 3.25% actuarial rate.

Unconverted bonds will be redeemed at par (€4,300) on May 18, 2010. Bond holders may convert their bonds from January 1, 2007 on the basis of 100 Accor shares per bond.

Note 29. Debt by currency and maturity

Note 29.A. Long and short-term debt

Long and short-term debt at December 31, 2005 breaks down as follows by currency and interest rate after hedging transactions:

(in € millions)	2004	Effective rate 2004 %	2005	Effective rate 2005 %
EUR	2,583	4.59	2,311	4.50
USD	495	6.10	560	5.07
AUD	114	6.41	116	6.62
Other currencies [(1)]	114	6.18	137	5.37
LONG AND SHORT-TERM BORROWINGS	**3,306**	**4.93**	**3,124**	**4.72**
Long and short-term finance lease liabilities	370	-	388	-
Purchase commitments	90	-	119	-
Changes in fair value of financial liabilities	37	-	12	-
Liability derivatives	23	-	13	-
Other short-term financial liabilities and bank overdrafts	173	-	189	-
LONG AND SHORT-TERM DEBT	**3,999**	-	**3,845**	-

(1) Including CHF €62 million, JPY €32 million, BRL €17 million as at December 31, 2005.

At December 31, 2005, derivative instruments recorded in assets and held as hedges of debt amounted to €40 million.

(in € millions)	2004	2005
Long-term debt	3,545	1,873
Short-term debt	454	1,972
TOTAL LONG AND SHORT-TERM DEBT	**3,999**	**3,845**

Note 29.B. Maturities of debt

At December 31, 2005, maturities of debt were as follows:

(in € millions)	2004	2005
Year Y+1	454	1,972
Year Y+2	1,948	462
Year Y+3	287	929
Year Y+4	703	157
Year Y+5	444	57
Year Y+6	33	68
Beyond	130	200
TOTAL LONG AND SHORT-TERM DEBT	**3,999**	**3,845**

In the above presentation, all derivatives are classified as short-term. The breakdown of interest rate and currency hedging instruments by maturity is disclosed in note 29.E on Financial instruments.

At December 31, 2005, Accor had several unused confirmed lines of credit with maturities of more than one year, for a total of €2,395 million, expiring between January 2007 and October 2009. As a result, €77 million in short-term facilities that the Group intends to roll over has been reclassified as long-term debt. After reclassifications, long-term unused confirmed lines of credit total €2,318 million.

Note 29.C. Long and short-term debt before and after hedging

At December 31, 2005, long and short-term debt breaks down as follows before hedging transactions:

	Fixed rate debt			Variable rate debt			Total debt		
(in € millions)	Amount	Rate	% of total debt	Amount	Rate	% of total debt	Amount	Rate	% of total debt
EUR	2,639	5.42%	90%	304	3.24%	10%	2,943	5.20%	94%
USD	-	-	-	86	4.50%	100%	86	4.50%	3%
AUD	4	7.08%	52%	3	6.94%	48%	7	7.01%	-
Other currencies	57	3.89%	66%	31	7.36%	34%	88	5.08%	3%
TOTAL LONG AND SHORT-TERM DEBT	**2,700**	**5.39%**	**86%**	**424**	**3.82%**	**14%**	**3,124**	**5.18%**	**100%**

Long and short-term debt after currency and interest rate hedging breaks down as follows at December 31, 2005:

	Fixed rate debt			Variable rate debt			Total debt		
(in € millions)	Amount	Rate	% of total debt	Amount	Rate	% of total debt	Amount	Rate	% of total debt
EUR	1,467	5.00%	63%	844	3.63%	37%	2,311	4.50%	74%
USD	170	5.08%	30%	390	5.07%	70%	560	5.07%	18%
AUD	4	7.08%	3%	112	6.60%	97%	116	6.62%	4%
Other currencies	57	3.89%	42%	80	6.45%	58%	137	5.37%	4%
TOTAL LONG AND SHORT-TERM DEBT	**1,698**	**4.97%**	**54%**	**1,426**	**4.41%**	**46%**	**3,124**	**4.72%**	**100%**

Note 29.D. Long and short-term debt by interest rate after hedging

(in € millions)	Fixed rate debt*			Variable rate debt			Total debt	
	Amount	Rate	% of total debt	Amount	Rate	% of total debt	Amount	Rate
December 31, 2004	1,793	6.01%	54%	1,513	3.61%	46%	3,306	4.93%
December 31, 2005	1,698	4.97%	54%	1,426	4.41%	46%	3,124	4.72%

** Fixed rate debt corresponds to debt for which the interest rate was fixed at the inception of the loan for a period of more than one year, and fixed and variable rate debt that has been hedged at a fixed rate for more than one year.*

At December 31, 2005, fixed rate debt was denominated primarily in EUR (86%) and USD (10%), while variable rate debt was denominated mainly in EUR (59%), USD (27%) and AUD (8%).

The Group's loan agreements do not icontain any rating triggers. Acceleration clauses stipulate that interest cover ratio (ratio of EBITDA to interest expense plus one-third of annual rental expense) may not exceed 3.8x.

These clauses apply solely to lines of credit that were not used at December 31, 2005.

None of the €3,124 million in debt carried in the balance sheet at December 31, 2005 is subject to any acceleration clauses.

None of the Group's loan agreements contain any cross default clauses. Cross acceleration clauses only concern loans for periods of at least three years and they would be triggered only for similar loans representing a significant amount.

Note 29.E. Financial instruments

The following tables analyze the nominal amount of currency hedges by maturity and the carrying amount of these instruments in the balance sheet, corresponding to their fair value, at December 31, 2005:

Forward sales and currency swaps

(in € millions)	2006	2005 Nominal amount	2005 Fair value
USD	512	512	7
AUD	110	110	(2)
Other	76	76	4
CURRENCY HEDGES	**698**	**698**	**9**

Forward purchases and currency swaps

(in € millions)	2006	2005 Nominal amount	2005 Fair value
GBP	198	198	1
SEK	73	73	-
Other	84	84	(1)
CURRENCY HEDGES	**355**	**355**	**-**
TOTAL CURRENCY HEDGING	**1,053**	**1,053**	**9**

For each currency, the nominal amount corresponds to the amount of currency sold or purchased forward. Fair value corresponds to the difference between the amount of the currency sold (purchased) and the amount of the currency purchased (sold), converted in both cases at the period-end forward exchange rate.

All the currency instruments listed above are used for hedging purposes. At December 31, 2005, currency instruments had a negative fair value of €9 million. The total comprises €5 million related to fair value hedges and €4 million related transactions not eligible for hedge accounting under IFRS.

The following tables analyze the notional amount of interest rate hedges by maturity and the carrying amount of these instruments in the balance sheet, corresponding to their fair value, at December 31, 2005:

						2005	
(in € millions)	2006	2007	2008	2009	Beyond	Notional amount	Fair value
EUR: Variable-rate borrower swaps	1,429	-	-	-	-	1,429	(40)
EUR: Fixed-rate borrower swaps and caps	231	21	-	1	3	256	5
USD: Fixed-rate borrower swaps	-	-	-	-	170	170	-
GBP: Variable-rate borrower swaps	-	7	-	-	-	7	-
INTEREST RATE HEDGES	**1,660**	**28**	-	**1**	**173**	**1,862**	**(35)**

The notional amount corresponds to the amount covered by the interest rate hedge. Fair value corresponds to the amount that would be payable or receivable if the positions were unwound on the market.

All the interest rate instruments listed above are used for hedging purposes. At December 31, 2005, interest rate instruments had a positive fair value of €35 million, including a positive fair value of €26 million related to fair value hedges and a negative fair value of €1 million for cash flow hedges (expiration date: March 2007).

The carrying amount and fair value of financial instruments at December 31, 2005 are as follows:

	2005	
(in € millions)	Carrying amount	Fair value
FINANCIAL LIABILITIES	**3,845**	**3,906**
Convertible bonds[1]	1,191	1,244
Other bonds[1]	1,439	1,447
Bank borrowings	420	420
Finance lease liabilities	388	388
Other financial liabilities	393	393
Interest rate derivatives[2]	5	5
Currency derivatives[2]	9	9
FINANCIAL ASSETS	**(2,425)**	**(2,425)**
Marketable securities[3]	(2,059)	(2,059)
Cash	(264)	(264)
Other	(62)	(62)
Interest rate derivatives[2]	(40)	(40)
Currency derivatives[2]	-	-
NET DEBT	**1,420**	**1,481**

(1) For listed bonds, fair value corresponds to the quoted market price at the period-end. The fair value of unlisted bonds (issued to Colony, see notes 24 and 28) is calculated as follows:

- *For the 2005 convertible bond issue (fair value: €498 million; carrying amount: €497 million), fair value corresponds to the issue amount plus discounted future cash flows;*
- *For the 2005 equity note issue (fair value: €50 million; carrying amount: €50 million for the debt component and €433 million for the equity component – see note 24), the fair value of the debt component has been calculated by discounting the future interest due to the holder of the notes.*

The fair value of bonds and equity notes does not include accrued interest, which is reported under "Other financial liabilities".

(2) The fair value of derivative instruments (interest rate and currency swaps and forward contracts) is determined by reference to the market price that the Group would pay or receive to unwind the contracts.

A 50-basis point change in interest rates would have the effect of increasing or reducing the fair value of the Group's fixed rate bonds, after hedging, by an estimated €9 million. At December 31, 2005, this concerned Accor's fixed rate convertible or exchangeable bonds. Any such change in fair value would have no impact on the consolidated balance sheet.

(3) Marketable securities break down as follows:

(in € millions)	2005	
	Carrying amount	**Fair value**
Bonds and other negotiable debt securities[a]	(121)	(121)
Money market securities[b]	(858)	(858)
Mutual fund units convertible into cash in less than three months*[c]	(510)	(510)
Mutual fund units convertible into cash in more than three months*[c]	(560)	(560)
Other	(10)	(10)
TOTAL MARKETABLE SECURITIES	**(2,059)**	**(2,059)**

** The fair value of mutual fund units corresponds to their net asset value.*
(a) Held to maturity investments.
(b) Loans and receivables issued by the Group.
(c) Held for sale financial assets.

Note 30. Net debt and net cash

(in € millions)	**2004**	**2005**
Repackaged Perpetual Subordinated Floating Rate Notes	0	0
Convertible bonds	950	1,001
Other long-term debt	2,258	520
Long-term finance lease liabilities	337	352
Short-term borrowings	382	1,915
Bank overdrafts	49	44
Liabilities derivatives	23	13
TOTAL DEBT	**3,999**	**3,845**
Short-term loans	(45)	(39)
Marketable securities[1]	(1,367)	(2,059)
Cash	(191)	(264)
Asset derivatives	(108)	(40)
Short-term receivables on disposals of assets	(44)	(23)
FINANCIAL ASSETS[2]	**(1,755)**	**(2,425)**
NET DEBT	**2,244**	**1,420**

(1) See note 29.E.
(2) Included €505 million related to Services compared with €345 million for the same period of 2004.

(in € millions)	**2004**	**2005**
NET DEBT AT BEGINNING OF PERIOD	**2,635**	**2,244**
Change in long-term debt	46	(90)
Change in short-term financial liabilities	131	(178)
Cash and cash equivalents change	(567)	(710)
Reclassifications	(1)	154
CHANGES FOR THE PERIOD	**(391)**	**(824)**
NET DEBT AT END OF PERIOD	**2,244**	**1,420**

Note 31. Reconciliation of funds from operations

(in € millions)	2004	2005
Net Profit, Group share	233	333
Minority interests	23	31
Depreciation, amortization and provision expense	426	416
Share of profit of associates, net of dividends received	6	(2)
Deferred tax	8	(76)
Change in financial provisions and provisions for losses on asset disposals	190	214
FUNDS FROM OPERATIONS	**886**	**916**
(Gains) losses on disposals of assets, net	(100)	(119)
(Gains) losses on non-recurring transactions (included restructuring costs and exceptional taxes)	67	138
FUNDS FROM ORDINARY ACTIVITIES	**853**	**935**

Note 32. Working capital, service voucher in circulation and service voucher reserve funds

(in € millions)	2004	2005	Variation
Inventories	69	64	(5)
Trade receivables	1,272	1,508	+236
Other receivables and accruals	628	770	+142
Service voucher reserve funds	346	327	(19)
WORKING CAPITAL ITEMS - ASSETS	**2,315**	**2,669**	**+354**
Trade payables	760	849	+89
Other payables	1,228	1,460	+232
Service voucher in circulation	1,561	1,940	+379
WORKING CAPITAL ITEMS - LIABILITIES	**3,549**	**4,249**	**+700**
WORKING CAPITAL	**1,234**	**1,580**	**+346**

WORKING CAPITAL BEGINNING OF PERIOD	**+1,234**
Change in working capital[1]	+271
Development Expenditure	+19
Disposals	(7)
Translation adjustment	+71
Reclassifications	(8)
NET CHANGE IN WORKING CAPITAL	**+346**
WORKING CAPITAL END OF PERIOD	**+1,580**

(1) See cash flow statements.

Note 33. Renovation and maintenance expenditure

The amounts reported under "Renovation and maintenance expenditure" correspond to capitalized costs for maintaining or improving the quality of assets held by the Group at the beginning of each period as a condition of their continuing operation. This caption does not include development expenditure corresponding to the property, plant and equipment and working capital of newly consolidated companies and the purchase or construction of new assets.

Renovation and maintenance expenditure breaks down as follows:

(in € millions)	2004	2005
HOTELS		
Upscale and Midscale Hotels	127	195
Economy	56	74
Economy US	81	115
SERVICES	14	16
OTHER BUSINESSES		
Travel agencies	10	13
Casinos	11	17
Restaurants	9	10
Onboard Train Services	2	2
Holding Companies and other	4	7
RENOVATION AND MAINTENANCE EXPENDITURE	314	449

Note 34. Development expenditure

Development expenditure corresponds to the property, plant and equipment, and working capital of newly consolidated companies (compliant IAS 7 "Cash flow statements") and the purchase or construction of new assets, as follows:

(in € millions)	France	Europe (excl. France)	North America	Latin America and Caribbean	Other Countries	Worldwide Structures*	2005	2004
HOTELS	**136**	**190**	**18**	**11**	**30**	**1**	**386**	**255**
Upscale and Midscale Hotels	130	132	16	5	23	1	307	176
Economy	6	58	-	6	7	-	77	71
Economy US	-	-	2	-	-	-	2	8
SERVICES	**12**	**7**	**6**	**3**	**-**	**-**	**28**	**16**
OTHER BUSINESSES								
Travel Agencies	12	-	-	-	-	3	15	71
Casinos	19	5	-	-	-	-	24	5
Restaurants	21	2	-	2	-	-	25	2
Onboard Train Services	-	-	-	-	-	-	-	-
Holding Companies and other	1	-	-	-	-	-	1	331
TOTAL DECEMBER 31, 2005	**201**	**204**	**24**	**16**	**30**	**4**	**479**	
TOTAL DECEMBER 31, 2004	**104**	**165**	**44**	**10**	**23**	**334**		**680**

* *"Worldwide Structures" corresponds to development expenditure that are not specific to a single geographic region.*

Note 35. Segment Information: P&L

The Group's primary and secondary reportable segments, under IAS 14 (Segment Reporting), are respectively the business segment and the geographical segment. This reflects the Group's organizational structure and internal financial reporting system, which are based on the nature of the products and the services delivered. Each segment represents a strategic business offering different products and serving different markets.

The Group has identified seven business segments:

- Hotels, with a portfolio of brands on every segment of the market and its 4,065 establishments in 92 countries comprises three sub-segments:
  - upscale and Midscale hotels, with the Sofitel, Novotel, Mercure and Suitehotel brands,
  - economy hotels, with the Formule 1, Etap Hôtel and Ibis brands,
  - US Economy hotels with the Red Roof Inn and Motel 6 brands.
- Services. Accor is a world-leading issuer of service vouchers and cards.
- Travel agencies, with Carlson Wagonlit Travel, which specializes in business and leisure travel.
- Restaurants. Accor offers a full range of gourmet dining activities, notably through its Lenôtre subsidiary but also with it collective restaurant activity with it s subsidiary Gemeaz Cusin (in Italy) and the joint venture with the group Compass in Brazil.
- Casinos. Organized around Groupe Lucien Barrière, the segment is specialized in casino management.
- Onboard train services, providing restaurant and hotel services to the railway sector.
- Other activities, notably Go Voyages and the Group Financial Managements.

The Group's geographical segments are determined by the location of its assets and operations.

Note 35.A. P&L by business segment

Segment revenues for each reportable segment are disclosed in note 3. Consolidated Revenue by Business and by Region.

Segment result for each reportable segment is disclosed in note 5. EBITDAR by Business and Region and note 8. EBIT by Business and Region.

The total amount of expense included in segment result for depreciation and amortisation of segment assets for the period for each reportable segment is disclosed in note 7. Depreciation, Amortization and Provision Expense.

Rental expense for each reportable segment is disclosed in note 6. Rental expenses.

The aggregate of the entity's share of the profit or loss of jointly controlled entities of which substantially all of their operations are within a single segment is disclosed in note 42 Additional information about jointly-controlled entities.

Note 35.B. P&L by geographical area

Based on the Group's internal organization and the trends in various national markets, geographical segments have been defined as follows:

- France.
- Europe excluding France.
- North America.
- Latin America and Caribbean.
- Other Countries (Africa, Asia / Pacific).
- Worldwide Structures ("Worldwide Structures corresponds to revenue and costs that are not specific to a single geographic region).

Segment revenues for each reportable segment are disclosed in note 3. Consolidated Revenue by Business and by Region.

Segment result for each reportable segment is disclosed in note 5. EBITDAR by Business and Region and note 8. EBIT by Business and Region.

The total amount of expense included in segment result for depreciation and amortisation of segment assets for the period for each reportable segment is disclosed in note 7. Depreciation, Amortization and Provision Expense.

The aggregate of the entity's share of the profit or loss of jointly controlled entities of which substantially all of their operations are within a single segment is disclosed in note 42 Additional information about jointly-controlled entities.

Note 36. Segment Information: Balance sheet

Note 36.A. Balance Sheet by business segment

At December 31, 2005

(in € millions)	Hotels	Services	Other Businesses	Eliminations	Total consolidated
Goodwill	1,146	214	537	-	1,897
Intangible assets	367	32	38	-	437
Property, plant and equipment	3,558	31	302	-	3,891
Total non-current financial assets	960	166	1,333	(1,247)	1,212
Deferred tax assets	171	6	211	-	388
TOTAL NON-CURRENT ASSETS	**6,202**	**449**	**2,421**	**(1,247)**	**7,825**
TOTAL CURRENT ASSETS	**2,688**	**2,199**	**3,567**	**(3,361)**	**5,093**
Non-current Assets held for sale	260	-	-	-	260
TOTAL ASSETS	**9,150**	**2,648**	**5,988**	**(4,608)**	**13,178**
SHAREHOLDERS' EQUITY & MINORITY INTERESTS	**3,925**	**328**	**142**	**-**	**4,395**
TOTAL NON-CURRENT LIABILITIES	**670**	**81**	**1,608**	**-**	**2,359**
TOTAL CURRENT LIABILITIES	**4,555**	**2,239**	**4,238**	**(4,608)**	**6,424**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**9,150**	**2,648**	**5,988**	**(4,608)**	**13,178**

At December 31, 2005

(in € millions)	Up and Midscale hotels	Economy Hotels	Economy Hotels United States	Total Hotels
Goodwill	628	94	424	1,146
Intangible assets	48	12	307	367
Property, plant and equipment	1,703	942	913	3,558
Total non-current financial assets	683	219	58	960
Deferred tax assets	86	-	85	171
TOTAL NON-CURRENT ASSETS	**3,148**	**1,267**	**1,787**	**6,202**
TOTAL CURRENT ASSETS	**2,245**	**303**	**140**	**2,688**
Non-current Assets held for sale	132	119	9	260
TOTAL ASSETS	**5,525**	**1,689**	**1,936**	**9,150**
SHAREHOLDERS' EQUITY & MINORITY INTERESTS	**2,222**	**481**	**1,222**	**3,925**
TOTAL NON-CURRENT LIABILITIES	**444**	**197**	**29**	**670**
TOTAL CURRENT LIABILITIES	**2,859**	**1,011**	**685**	**4,555**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**5,525**	**1,689**	**1,936**	**9,150**

At December 31, 2005

(in € millions)	Travel Agencies	Casinos	Restaurants	Onboard Train Services	Holdings & Other	Total Other Businesses
Goodwill	251	167	37	8	74	537
Intangible assets	20	7	3	-	8	38
Property, plant and equipment	18	132	49	22	81	302
Total non-current financial assets	12	1	4	1	1,315	1,333
Deferred tax assets	7	1	1	1	201	211
TOTAL NON-CURRENT ASSETS	**308**	**308**	**94**	**32**	**1,679**	**2,421**
TOTAL CURRENT ASSETS	**317**	**34**	**163**	**179**	**2,874**	**3,567**
Non-current Assets held for sale	-	-	-	-	-	-
TOTAL ASSETS	**625**	**342**	**257**	**211**	**4,553**	**5,988**
SHAREHOLDERS' EQUITY & MINORITY INTERESTS	**237**	**156**	**72**	**79**	**(402)**	**142**
TOTAL NON-CURRENT LIABILITIES	**43**	**117**	**35**	**16**	**1,397**	**1,608**
TOTAL CURRENT LIABILITIES	**345**	**69**	**150**	**116**	**3,558**	**4,238**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**625**	**342**	**257**	**211**	**4,553**	**5,988**

Note 36.B. Balance Sheet by geographical area

At December 31, 2005

(in € millions)	France	Europe (excl. France)	North America	Latin America and Caribbean	Other Countries	Eliminations	Total Consolidated
Goodwill	630	244	458	101	464	-	1,897
Intangible assets	32	23	311	17	54	-	437
Property, plant and equipment	1,158	1,065	1,184	129	355	-	3,891
Total non-current financial assets	907	522	86	8	1,117	(1,428)	1,212
Deferred tax assets	(27)	69	125	21	200	-	388
TOTAL NON-CURRENT ASSETS	**2,700**	**1,923**	**2,164**	**276**	**2,190**	**(1,428)**	**7,825**
TOTAL CURRENT ASSETS	**1,733**	**1,655**	**139**	**739**	**2,578**	**(1,751)**	**5,093**
Non-current Assets held for sale	191	60	9	-	-	-	260
TOTAL ASSETS	**4,624**	**3,638**	**2,312**	**1,015**	**4,768**	**(3,179)**	**13,178**
SHAREHOLDERS' EQUITY & MINORITY INTERESTS	**2,569**	**1,070**	**1,477**	**249**	**(970)**	**-**	**4,395**
TOTAL NON-CURRENT LIABILITIES	**381**	**437**	**64**	**34**	**1,443**	**-**	**2,359**
TOTAL CURRENT LIABILITIES	**1,674**	**2,131**	**771**	**732**	**4,295**	**(3,179)**	**6,424**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**4,624**	**3,638**	**2,312**	**1,015**	**4,768**	**(3,179)**	**13,178**

Note 37. Directors' fees

Fees paid by the various Group companies to the members of the Supervisory Board amounted to €880,627 including €276,000 paid by Accor SA.

Note 38. Claims and litigation

Management contracts

The reorganization of the Formule 1 and Etap Hôtel networks is continuing, with the focus on converting management contracts into employment contracts. Over 50% of the combined network is now run by managers with employee status. The classification of hotel management contracts as commercial contracts has been upheld in several court rulings.

The legal action still underway – which concerns a reduced number of claims – is unlikely to modify the estimated financial impact of the related risks, as recorded in the consolidated financial statements for for 2005.

CIWLT tax audit

A tax audit was carried out on the permanent branch in France of Compagnie Internationale des Wagons Lits et du Tourisme (CIWLT), a Belgian company that is 99.43%-owned by Accor SA. Following the audit, the French tax authorities concluded that CIWLT's seat of management was located in France not in Belgium.

Accordingly, the French tax authorities added back CIWLT's profits in Belgium for the purpose of calculating income tax payable in France. The resulting reassessments, for a total amount of €199 million including interest, have been contested by CIWLT on the basis of the notice received from the Belgian tax authorities confirming that its seat of management was in Belgium. The French tax authorities have issued a notice ordering CIWLT to settle the tax deficiencies and have taken action to recover €190 million. Recovery of the remaining €143 million has been postponed in exchange for Accor obtaining a tax bond from a bank.

CIWLT has contested all of the reassessments for the period 1998 to 2000 and has taken up the matter with the Cergy Pontoise administrative tribunal.

The Company considers that the reassessments do not give rise to any tax risk because CIWLT is governed by Belgian tax laws.

Other claims and litigation

In the normal course of its business, the Group is exposed to various claims and litigation. The Company believes that these claims and litigation will not give rise to any material costs and will not have a material adverse effect on its financial position, business and/or results of operations.

Note 39. Off-balance sheet commitments at December 31, 2005

Note 39.1 Off-balance sheet commitments given

Off-balance sheet commitments given at December 31, 2005 break down as follows:

(in € millions)	< 1 year	1 to 5 years	> 5 years	2005	2004
SECURITY INTERESTS GIVEN ON ASSETS[1]	**1**	**2**	**18**	**21**	**22**
Novotel Paris Tour Eiffel	6	-	-	6	9
Hotels, Switzerland[2]	-	-	-	-	6
Groupe Lucien Barrière SAS[3]	-	140	-	140	140
Dorint[4]	12	105	-	117	106
Other purchase commitments	6	44	1	51	51
PURCHASE COMMITMENTS	**24**	**289**	**1**	**314**	**312**
. Foncière des Murs commitments[5]	35	22	-	57	-
Other commitments[6]	20	26	45	91	-
CAPEX COMMITMENTS	**55**	**48**	**45**	**148**	**-**
LOAN GUARANTEES GIVEN[7]	**25**	**18**	**2**	**45**	**85**
COMMITMENTS GIVEN IN THE NORMAL COURSE OF BUSINESS[8]	**153**	**90**	**68**	**311**	**244**
CONTINGENT LIABILITIES	**-**	**-**	**-**	**-**	**-**
TOTAL DECEMBER 31, 2005	**258**	**447**	**134**	**839**	
TOTAL DECEMBER 31, 2004	**52**	**529**	**82**		**663**

(1) Security interests on assets correspond to pledges and mortgages valued at the net book value of the underlying assets.

(2) This commitment no longer applied in 2005, as the company concerned was fully consolidated at December 31, 2005.

(3) Under the agreements between Colony Capital, the Barrière Desseigne family and Accor, Colony Capital has a put option and Accor has a call option on Colony's 15% interest in Groupe Lucien Barrière SAS. Colony Capital's put option is exercisable in the 30 days following Groupe Lucien Barrière SAS 2007, 2008 and 2009 fiscal year-ends (October 31). The option exercise price will be determined by independent experts based on market prices. The option is included in off-balance sheet commitments at December 31, 2005 for an amount of €140 million.

(4) Under the terms of the agreements among Dorint shareholders, a certain number of shareholders have put options on their shares. Assuming that the options are exercised at the end of 2009, based on business plan data the related commitment has been estimated at €105 million.

(5) In connection with the Foncière des Murs transaction, Accor is committed to financing €63 million worth of renovation work (see note 2.A.2). As of December 31, 2005, construction work totaling €6 million had been carried out.

(6) Other commitments include €45 million in committed capital expenditure on Australian hotels and €39 million in commitments related to Groupe Lucien Barrière.

(7) Loan guarantees given correspond mainly to a €25 million guarantee given to Dorint's banks (see note 2.B.1).

(8) Commitments given in the normal course of business include a guarantee given to the owner of four Ibis hotels in Poland, covering the payment by Orbis of annual rentals representing a total of €25 million. In addition, as explained in note 38, following the tax audit of CIWLT, the French tax authorities issued a notice ordering CIWLT to settle the tax deficiencies. In August 2004, Accor provided a €143 million tax bond issued by a bank in exchange for a stay of payment.

To the best of the Group's knowledge and in accordance with generally accepted accounting principles, no commitments given have been omitted from the above list.

Note 39.2 Off-balance sheet commitments received

Off-balance sheet commitments received at December 31, 2005 break down as follows:

(in € millions)	< 1 year	1 to 5 years	> 5 years	2005
Irrevocable commitments received for the purchase of intangible assets and property, plant and equipment	7	-	-	7
Irrevocable commitments received for the purchase of financial assets	-	141	-	141
Customer orders spanning several years	-	-	-	-
PURCHASE COMMITMENTS RECEIVED	**7**	**141**	**-**	**148**
Sellers' warranties received	12	60	2	74
Debt waivers granted with a clawback clause	-	-	-	-
Loan guarantees received	-	-	-	-
Other guarantees received in the normal course of business[1]	99	40	-	139
OTHER COMMITMENTS AND GUARANTEES RECEIVED	**111**	**100**	**2**	**213**
TOTAL DECEMBER 31, 2005	**118**	**241**	**2**	**361**

(1) In connection with Accor, Foncière des Murs agreed to finance a €97 million renovation program. At December 31, 2005, Foncière des Murs made €10 million of renovation (see note 2.A.2).

Purchase options under finance leases are not included in this table.

Note 40. Consolidated companies net profit

(in € millions)	2004	2005
OPERATING PROFIT BEFORE TAX AND NON RECURRING ITEMS	**513**	**603**
Cancellation of share of profit of associates after tax	(2)	(8)
CONSOLIDATED COMPANIES PROFIT BEFORE TAX	**511**	**595**
Restructuring costs	(22)	(43)
Impairment losses	(52)	(107)
Gains and losses on management of hotel properties	(8)	72
Gains and losses on management of other assets	(23)	(37)
Income tax expense	(152)	(124)
CONSOLIDATED COMPANIES NET PROFIT	**254**	**356**

Note 41. Main consolidated companies at December 31, 2005

The main subsidiaries and associates represent 91% of consolidated revenue, 94% of EBITDAR and 94% of EBIT. The many other subsidiaries and associates represent individually less than 0.3% of consolidated revenue, EBITDAR and EBIT.

Legend:

IG: fully consolidated,

IP: consolidated using the proportional method,

MEE: accounted for by the equity method.

HOTELS			
FRANCE			
Exhotel	France	IG	100.00%
Etap Hotels	France	IG	96.00%
Hotexco	France	IG	100.00%
La Thermale de France	France	IG	100.00%
Mer et Montagne	France	IG	100.00%
Mercure International Hotels	France	IG	100.00%
Paris Berthier	France	IG	100.00%
Paris Suffren	France	IG	75.00%
Pullman International Hotels	France	IG	100.00%
Saint-Jacques Hôtels et Congrès	France	IG	100.00%
SNC DGR Grand Ouest	France	IG	100.00%
SNC DGR Ile De France	France	IG	100.00%
SNC DGR Rhône Alpes Méditerranée	France	IG	100.00%
Société Commerciale des Hôtels Economiques	France	IG	99.95%
Société Hôtelière du Nouveau Bercy	France	IG	100.00%
Société de Développement des Hôtels Economiques	France	IG	100.00%
Société de Management International	France	IG	100.00%
Société d'Etude et de Promotion Hôtelière Internationale	France	IG	100.00%
Société Hôtelière de la Porte de Sèvres	France	IG	100.00%
Société Internationale de Services des Hôtels Economiques	France	IG	100.00%
Thalamer	France	IG	99.91%
Société d'Exploitation d'Hôtels Suites	France	IG	98.61%
Société Hôtelière Nice Centre	France	MEE	45.00%
EUROPE EXCL. FRANCE			
Accor Hôtellerie Deutschland	Germany	IG	100.00%
Dorint	Germany	MEE	29.08%
Accor Austria AG	Austria	IG	100.00%
Accoordination	Belgium	IG	99.67%
Accor Hotels Belgium	Belgium	IG	100.00%
Accor Hotels Denmark	Denmark	IG	100.00%
Accor Hoteles Espagne	Spain	IG	100.00%
Société Hôtelière Athènes Centre	Greece	IG	100.00%
Pannonia Hotels RT	Hungary	IG	99.92%
Sofitel Gestioni Alberghiere Italia	Italy	IG	99.49%
Famosa Immobiliaria	Italy	IG	96.28%
Sifalberghi	Italy	IG	96.28%
Motel Maatschappij Hollande	Netherlands	IG	100.00%
Nhere BV	Netherlands	IG	100.00%
Novotel Nederland	Netherlands	IG	100.00%
The Grand Real Estate	Netherlands	IG	100.00%
Orbis	Poland	MEE	40.58%
Goldtur	Portugal	IP	50.00%
Portis	Portugal	IP	50.00%
Katerinska Hotels	Czech Republic	IG	100.00%
Accor UK Business & Leisure	United Kingdom	IG	100.00%
Accor UK Economy Hotels	United Kingdom	IG	100.00%
Accor Hôtels Scandinavia	Sweden	IG	100.00%
Accor Suisse	Switzerland	IG	100.00%
NORTH AMERICA			
Accor Canada Inc.	Canada	IG	100.00%
Accor North America Inc.	United States	IG	100.00%
IBL Limited	United States	IG	100.00%
Red Roof Inns	United States	IG	100.00%
Universal Commercial Credit	United States	IG	100.00%
LATIN AMERICA AND CARIBBEAN			
NSB	Argentina	IG	100.00%
Hotelaria Accor Brasil	Brazil	IG	71.31%
Dalkia Brasil	Brazil	IP	49.99%
OTHER COUNTRIES			
Formula1 Pty	South Africa	IG	52.60%
Mercure Premier Lodge	South Africa	IG	100.00%
Saudi Hotels Management	Saudi Arabia	IG	99.95%
Accor Asia Pacific Corp.	Australia / Asia	IG	100.00%
Société Propriétaire de l'Hôtel de l'Union	Senegal	IG	99.80%
Société Abidjanaise	Ivory Coast	IG	100.00%
Accor Hotels SAE	Egypt	IG	88.55%
Risma	Morroco	MEE	48.25%
Sodenos	Worldwide Structures	IG	100.00%

ACCOR S.A.

SERVICES

FRANCE			
Accor Services France	France	IG	99.30%
Accentiv'SAS	France	IG	99.27%
Restaupro	France	IG	99.96%
French Line Diffusion	France	IP	49.87%

EUROPE EXCL. FRANCE			
Accor Services Austria	Austria	IG	98.47%
Accor T.R.B.	Belgium	IG	99.30%
Gemeaz	Italy	IG	94.64%
Euro Servicos Alimentares	Portugal	IG	99.71%
Accor Services Deutschland	Germany	IG	99.30%
Luncheon vouchers	United Kingdom	IG	99.30%
Capital Incentives & Motivation	United Kingdom	IG	91.06%
Rikskuponger	Sweden	IG	99.20%
Accor Services Roumania	Romania	IG	89.80%
Hungastro	Romania	IG	79.30%
Accor Services Slovakia	Slovakia	IG	99.30%
Accor Services Empresariales Espagne	Spain	IG	97.31%
Accor Services CZ SRO	Czech Republic	IG	97.83%
Accor Services Hongrie	Hungary	IG	97.83%

NORTH AMERICA			
Accor Services North America Inc.	United States	IG	99.30%
Workplace Benefits	United States	IP	33.76%
Wirecommute	United States	IG	50.64%

LATIN AMERICA AND CARIBBEAN			
Servicios Ticket	Argentina	IG	99.36%
Ticket Brésil	Brazil	IG	49.99%
Accor Services Chili	Chile	IG	73.83%
Accor Servicios Empresariales	Mexico	IG	97.30%
Seremca	Venezuela	IG	55.50%

OTHER COUNTRIES			
Accor Services Australia	Australia	IG	99.30%
Davidson & Trahaire	Australia	IG	84.40%

OTHER SERVICES

Académie Accor	France	IG	100.00%
Accor centre de contacts clients	France	IG	100.00%
Frantour	France	IG	100.00%
Devimco	France	IG	99.99%
Lenôtre	France	IG	99.97%
Scapa Italia	Italy	IG	97.00%
Go Voyages	France	IG	100.00%
GR	Brazil	IG	49.99%
Groupe Lucien Barrière	France	IP	30.19%
Club Méditerranée	France	MEE	28.93%

99.49% → Compagnie Internationale des Wagons-Lits & du Tourisme (*) — Belgium

Rail Restauration	France	IG	99.49%
Société Française de Promotion Touristique & Hôtelière	France	IG	99.48%
Treno	Italy	IG	99.49%
WLT Mexicana	Mexico	IG	99.49%

49.74% → CWT Beheermaatschappij (*) — Netherlands

Carlson Canada	Canada	IP	49.74%
World Tourist	Denmark	IP	49.74%
Carlson USA	United-States	IP	49.74%
Compagnie de Service de Voyage et de Tourisme	France	IP	36.06%
Société d'Exploitation de Voyages et de Tourisme	France	IP	36.06%
Wagons-Lits Tourisme Réseau International France	France	IP	49.74%
CWT Beheermaatschappij	Netherlands	IP	49.74%
CW Travel UK	United Kingdom	IP	49.74%
HQ Asia	Thailand	IP	49.74%
CWT Espagne	Spain	IP	49.74%
GEMINI – MLT	Italy	IP	49.74%
CWT Australie	Australia	IP	49.74%
CWT Nederland BV	Netherlands	IP	49.74%
CW Development NV	Worldwide Structures	IP	49.74%

(*) All entities are held directly by Accor SA, except for Compagnie des Wagons-Lits and CWT Beheermaatshappij

Note 42. Additional information about jointly-controlled entities

(in € millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenue for the Group	Costs for the Group	Net Profit*
Carlson Wagonlit Travel	280	182	305	156	479	(456)	23
Groupe Lucien Barrière	28	132	59	101	307	(298)	9
Australia	13	28	20	20	39	(37)	2
Portugal	8	56	39	25	25	(28)	(3)
Brazil	25	10	23	12	180	(177)	3

**Information presented in accordance with IAS 14.*

Above disclosed figures correspond to Group share.

Note 43. Subsequent events

A pre contract agreement for the sale of 76 hotels including 64 properties in France and 12 in Belgium was signed with Foncière des Murs on March 3, 2006.

Those assets are shown as "Assets held for sale" in the December 31, 2005 balance sheet for an amount of €251 million (see note 18.3).

The lease contracts will be entered for a length of 12 years, with four times twelve years renewal options for each hotel; the decision to renew the contract is up to Accor only.

The lease expense will be calculated at 14% (in average through the portfolio), without any minimum guarantee; it will move to 13% after the first renewal (in the case of a renewal decided by Accor at the end of the first 12-years period).

This transaction should help reducing the net debt by approximately €400 million and should generate an exceptional net profit on sale – including transaction costs – of approximately €150 million.

On March 6, 2006, Accor signed an agreement to sell a portfolio of six U.S. Sofitel hotels for $370 million to a joint venture comprised of GEM Realty Capital, Whitehall Street Global Real Estate Limited Partnership 2005 and Accor. The six hotels, totaling 1,931 rooms, are located in the major metropolitan markets of Chicago, Los Angeles, Miami, Minneapolis, San Francisco Bay and Washington D.C.

Accor will remain a 25% shareholder in the joint venture and will continue to manage the hotels under the Sofitel brand name through a 25 year management contract.

Note 44. Related party transactions

Related party transactions between Accor SA and its subsidiaries are eliminated in consolidation and are therefore not included in the following tables. The transactions summarized below mainly concern significant transactions carried out in the normal course of business with companies where the Chairman and Chief Executive Officer is a member of the Board of Directors.

Related party transactions

		Transaction amounts		Related party receivables		Related party payables		Provisions for doubtful accounts		Off-balance sheet commitments	
(in € millions)	Type of transaction	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005
COLONY CAPITAL	Long-term loan	-	-	68	33	-	-	27	-	-	-
	GLB put option granted to Accor	-	-	-	-	-	-	-	-	140	140
	Bond issues	-	-	-	-	-	1,000	-	-	-	-

Information related to jointly-controlled entities are presented in note 42.

At the publish date of this document, the information presented above did not change.

Note 45. Corporate officers' compensation

(in € millions)	2005
Short-term benefits received	7
Post-employment benefits	(2)
Other long-term benefits	-
Compensation for loss of office	17
Share-based payments	2
TOTAL COMPENSATION	24

As at December 31, 2005, total provision included €10 million related to members of the management board pension.

Note 46. Effects of the first-time adoption of IFRS

This note describes the principles applied to prepare the IFRS opening balance sheet at January 1, 2004, as well as the differences compared with French generally accepted accounting principles applied in prior years and their impact on the 2004 opening and closing balance sheets and income statement.

A. Background

In accordance with European Commission regulation 1606/2002 dated July 19, 2002 on the application of international financial reporting standards, the Accor Group consolidated financial statements have been prepared in accordance with the International Accounting Standards and International Financial Reporting Standards (IASs/IFRSs) endorsed by the European Union and applicable from January 1, 2005. The first published IFRS financial statements concern the 2005 fiscal year and include comparative figures for 2004. The IFRS transition date is January 1, 2004.

In preparation for the publication of 2005 IFRS financial statements with comparative information for 2004, and as recommended by the French securities regulator (AMF) concerning financial communications during the transition period, Accor has prepared 2004 financial information on the main effects of the transition to IASs/IFRSs including preliminary information on the expected quantified impact of the transition on:

- The opening IFRS balance sheet at the transition date (January 1, 2004), which will include in equity the final IFRS adjustments determined when the 2005 financial statements are drawn up.
- The IFRS balance sheet at December 31, 2004 and the 2004 IFRS income statement.
- The IFRS balance sheet at June 30, 2004 and the first-half 2004 IFRS income statement.

The 2004 financial information on the estimated quantified impact of the transition to IFRS on the 2004 financial statements has been determined by applying to 2004 data the IASs/IFRSs and related interpretations that the Group expects to apply for the preparation of the IFRS financial statements at December 31, 2005, as follows:

- IASs/IFRSs and related interpretations whose application at December 31, 2005 is currently expected to be compulsory.
- He currently expected outcome of the technical issues and projects currently being examined by the IASB and IFRIC, which are likely to affect the preparation or presentation of the 2005 IFRS financial statements.
- The options and exemptions that the Group applied for the preparation of the 2005 IFRS financial statements.

This information has been reviewed by the Management Board and the Audit Committee, and has been audited by the Statutory Auditors.

B. Organization of the IFRS project

In preparation for the transition to IFRS, a groupwide information system has been set up comprising:

- A database managing data for all Group units and entities.
- A standard chart of accounts (including expense classified by nature and by function) applicable to all Group businesses.
- Integrated management software (Oracle Applications) for the Hotels division.
- A new consolidated reporting and processing system (Hyperion Financial Management).

During the first phase of the project, the Consolidation Department carried out detailed analyses to:

- Identify the main differences between IFRS and the Group's current accounting practices.
- Determine the most appropriate IFRS accounting policies.
- Determine the organizational and information systems changes made necessary by the transition to IFRS.

This initial analysis phase was followed by a deployment phase, which involved:

- Drafting an IFRS training manual and practical guidelines.
- Organizing IFRS training for the finance teams. A total of 400 staff received several days' training in Paris and Consolidation Department members visited the majority of countries to review local IAS/IFRS adjustments.
- Adapting accounting and finance systems.

C. Standards and exemptions applied for the preparation of the initial quantified IFRS financial information

C.1. Standards

The 2004 IFRS financial statements have been prepared in accordance with IFRS 1 – First-Time Adoption of International Financial Reporting Standards, based on the IASs/IFRSs applicable as of January 1, 2005, as published as of December 31, 2004. The Group has also elected for early adoption of the revised standards IAS 32 and 39 on financial instruments, as from January 1, 2004.

Considering the international nature of its business, the Group already applies the recommended methods set out in French accounting standard CRC 99-02 concerning finance lease and the recognition of obligations under defined benefit plans, which are similar to the methods recommended in the corresponding IASs.

C.2. Exceptions and exemptions applied for the first-time adoption of IFRS

To prepare the opening IFRS balance sheet at January 1, 2004, the Group has applied the principles governing the first-time adoption of IFRS defined in IFRS 1.

As a general principle, IASs/IFRSs are applicable retrospectively. However, IFRS 1 provides for certain exceptions and exemptions, as follows:

- IFRS prohibits retrospective application of some aspects of other IFRSs relating to estimates made under former accounting standards, derecognition of financial assets, application of IFRS 5 and financial liabilities and hedge accounting.
- IFRS offers some optional exemptions.

Among the optional exemptions, the Group has decided not to use the following:

- measurement of property, plant and equipment and intangible assets at fair value at the transition date, and use of that fair value as deemed cost,
- application of IFRS 2 "Share-based Payment" to equity instruments granted on or before November 7, 2002 and to those granted after November 7, 2002 that vested before the date of transition to IFRS.

The Group has, however, elected to:

- transfer cumulative translation differences at January 1, 2004 to retained earnings. After taking into account the impact of IFRS adjustments on the opening net assets of foreign subsidiaries, the total amount transferred comes to €447 million. This adjustment has no impact on opening equity at January 1, 2004,
- designate, on initial recognition, financial instruments as a financial asset or financial liability at fair value through profit or loss or as available for sale,
- not to apply retrospectively IFRS 3 – Business Combinations to business combinations recognized before the date of transition to IFRS.

The following exemptions are not applicable to Accor Group:

- recognition in profit or loss of all cumulative actuarial gains and losses at the transition date (actuarial gains and losses were always recognised in profit or loss),
- exemption from the requirement to split compound financial instruments into separate liability and equity components that applies to first-time adopters when the liability component is no longer outstanding at the date of transition to IFRS,
- exemption related to the recognition of the assets and liabilities of subsidiaries, associates and joint ventures which become first-time adopters later than their parent,
- exemption related to the recognition of Insurance Contracts,
- exemption related to the recognition of decommissioning liabilities in the cost of property, plant and equipment,
- exemption related to the application of IFRIC 4 "Determining whether an arrangement contains a lease",
- exemption related to the prospective fair value measurement of financial assets or financial liabilities when there is no active market.

D. Description of IFRS adjustments

D.1. IFRS 3 – Business combinations

Former accounting practice: goodwill is amortized over 40 years for the hotel and service businesses and 10 to 20 years for other businesses.

IFRS: goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. If the recoverable amount is less than the carrying amount, an irreversible impairment loss is recognized in the income statement.

The effects of applying IFRS 3 are as follows:

(in € millions)	IFRS 3
Effect on equity at January 1, 2004	0
Effect on first-half 2004 net profit	+54
Effect on 2004 net profit	+115

D.2. IAS 38 – Intangible Assets

Former accounting practice: certain intangible assets, such as start-up costs, share issuance costs and costs incurred prior to the opening of new hotels and restaurants, are classified as deferred charges.

IFRS: items qualified as deferred charges in the French GAAP accounts are recognized as expense for the period in which they are incurred. Therefore, in the IFRS accounts, the following costs have been either reclassified or written off against equity or to profit or loss:

- Start-up costs.
- Share issuance costs.
- Costs related to the acquisition of fixed assets.
- Costs incurred prior to the opening of new hotels and restaurants.

Certain other items recognized in deferred charges in the French GAAP accounts, such as the cost of maintenance work with a useful life in excess of one year.

In the French GAAP accounts, these costs are recognized in the balance sheet and amortized over periods ranging from three to five years. In the IFRS accounts, they will be recognized as expense for the period in which they are incurred.

The effects of applying IAS 38 are as follows:

(in € millions)	IAS 38
Effect on equity at January 1, 2004	- 31
Impact on operating profit before tax and non recurring items at June 30, 2004	0
Impact on operating profit before tax and non recurring items at December 31, 2004	0

D.3. IAS 16 – Property, Plant and Equipment

Former accounting practice: property, plant and equipment are stated at cost and depreciated over their estimated useful lives.

IFRS: the Group has decided not to apply the exemption provided for in IFRS 1 – *First-Time Adoption of International Financial Reporting Standards*, which consists of measuring items of property, plant and equipment at their fair value at the IFRS transition date and using that fair value as the assets' deemed cost at that date. It has also decided not to apply the revaluation model provided for in IAS 16 – *Property, Plant and Equipment*, which consists of revaluing property, plant and equipment at fair value at each period-end. Consequently, property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

With the transition to IFRS, the Group has decided to extend to all items of property, plant and equipment application of the components method, whereby each part of an item with a cost that is significant in relation to the cost of the item is depreciated separately. In the French GAAP accounts, the main items not depreciated by this method are hotel properties in the United States.

In addition, no residual values have been taken into account because the Group plans to use the hotel properties over their entire useful lives.

The effects of applying IAS 16 are as follows:

(in € millions)	IAS 16
Effect on equity at January 1, 2004	- 138
Impact on operating profit before tax and non recurring items at June 30, 2004	- 9
Impact on operating profit before tax and non recurring items at December 31, 2004	- 17

D4. IAS 17 – Leases

Former accounting practice: the Group applies the recommended method under French GAAP, whereby leases that transfer to the lessee substantially all the risks and rewards incidental to ownership of the asset are accounted for as finance leases.

Lease payments under operating leases are recognized as an expense on a straight-line basis over the lease term. The straight-line amount is adjusted for the effect of escalation clauses based on the construction cost index, inflation or any other appropriate index.

IFRS: All of the 1,553 leases in progress at December 31, 2003 have been reviewed in connection with the transition to IFRS. Thirty-four of these leases meet the criteria for accounting treatment as finance leases and are recognized in the opening IFRS balance sheet. The remaining 1,519 leases have been accounted for as operating leases. However, the practice of adjusting lease payments to include the effect of escalation clauses does not comply with IAS 17 and has therefore been abandoned so that recognized lease payments represent a constant amount over the entire lease term. The effect of this change of method, which has been applied retrospectively to all current leases from their respective inception dates, has been recognized in equity in the opening IFRS balance sheet for the cumulative amount at January 1, 2004, and will be recognized in profit or loss in future periods.

The effects of applying IAS 17 are as follows:

(in € millions)	IAS 17 Straight-line recognition of lease payments	IAS 17 Recognition of finance leases
Effect on equity at January 1, 2004	-262	-31
Impact on operating profit before tax and non recurring items at June 30, 2004	-24	-3
Impact on operating profit before tax and non recurring items at December 31, 2004	-49	-7

D5. IAS 36 – Impairment of Assets

Former accounting practice: for many years now, the Group has performed regular impairment tests on its hotel properties to check that their carrying amount does not exceed their value in use or fair value. Impairment tests on up and midscale hotels and economy hotels (Sofitel, Novotel, Mercure, Suitehotel and Ibis) are carried out separately for each property, while tests on very low cost hotels (Formule 1, Etap, Motel 6 and Red Roof Inns) are performed on an aggregate basis for all hotel properties in a given country.

IFRS: for the purpose of applying IAS 36, each individual low cost hotel is considered as representing a separate cash generating unit, in the same way as for other hotel categories.

The effects of applying IAS 36 are as follows:

(in € millions)	IAS 36
Effect on equity at January 1, 2004	-121
Impact on operating profit before tax and non recurring items at June 30, 2004	+10
Impact on operating profit before tax and non recurring items at December 31, 2004	+20

D6. IAS 19 – Employee Benefits/IFRS 2 – Share-based Payment

Former accounting practice: since January 1, 2000, the Group has applied the recommended method provided for in standard CRC 99-02, which consists of recognizing all defined benefit obligations in the balance sheet.

IFRS: stock options granted since November 7, 2002 have been accounted for in the IFRS accounts in accordance with IFRS 2. As allowed under the transitional provisions of IFRS 2, this standard has not been applied to options granted prior to this date. Adoption of IFRS 2 will have an impact on profit in future years. Also in accordance with IFRS 2, the cost represented by stock grants under the Employee Stock Ownership Plan is also recognized immediately in profit.

The effects of applying IFRS 2 are as follows:

(in € millions)	IFRS 2
Effect on equity at January 1, 2004	0
Impact on operating profit before tax and non recurring items at June 30, 2004	-5
Impact on operating profit before tax and non recurring items at December 31, 2004	-10

D7. IAS 12 – Income Taxes

Former accounting practice: the Group recognizes deferred taxes on all temporary differences between the book value of assets and liabilities and their tax basis.

IFRS: in accordance with IAS 12, deferred taxes are recognized in the IFRS accounts on IAS/IFRS adjustments and also on the Repackaged Perpetual Subordinated Floating Rate Notes.

The effects of applying IAS 12 are as follows:

(in € millions)	IAS 12
Effect on equity at December 31, 2004	-122
Effect on first-half 2004 net profit	-11
Effect on 2004 net profit	-20

D8. IAS 32/39 – Financial Instruments

Former accounting practice: financial instruments are recognized in the balance sheet as debt, at nominal value, except for derivative instruments. Convertible bonds follow the same accounting treatment as ordinary bonds and are therefore recognized in debt for their total amount.

Gains and losses on financial instruments used for hedging purposes are measured and recognized on a symmetrical basis with the losses and gains on the underlying items.

Unilateral put options granted by the Group are recorded off-balance sheet.

IFRS: financial liabilities other than convertible bonds are measured at amortized cost. Derivative instruments are recognized in the balance sheet at fair value. Changes in fair value are recognized in profit, except for gains and losses on instruments qualified as cash flow hedges which are recognized in equity.

In accordance with IAS 32 and IAS 39, the equity and debt components of the Group's hybrid instruments (OCEANE bonds and other convertible bonds) are recognized separately.

Lastly, put options granted by Accor on the shares of fully-consolidated subsidiaries are recognized in debt, leading to a reduction in minority interests and an increase in goodwill.

The effects of applying IAS 32/39 are as follows:

(in € millions)	**IAS 32/39**
Effect on equity at January 1, 2004	+53
Impact on operating profit before tax and non recurring items at June 30, 2004	-3
Impact on operating profit before tax and non recurring items at December 31, 2004	-9

FINANCIAL STATEMENTS

IFRS Balance Sheet at January 1, 2004 – Assets

Assets *(in € millions)*	December 31, 2003 French Gaap	IAS 16 Depreciation/ Components method	IAS 38 Deferred charges	IAS 17 Straight-line recognition of rental expense	IAS 17 Finance leases
GOODWILL	**1,719**	**(10)**	**(1)**	-	**(1)**
INTANGIBLE ASSETS	**384**	-	**(13)**	-	-
PROPERTY, PLANT AND EQUIPMENT	**4,133**	**(191)**	-	-	**182**
Long-term loans	450	-	-	-	(5)
Investments in associates	202	(6)	9	(7)	-
Other financial investments	386	-	-	-	(1)
TOTAL NON-CURRENT FINANCIAL ASSETS	**1,038**	**(6)**	**9**	**(7)**	**(6)**
Deferred tax assets	45	71	16	142	9
TOTAL NON-CURRENT ASSETS	**7,319**	**(135)**	**11**	**135**	**183**
Inventories	64	(3)	-	-	-
Trade receivables	1,074	-	-	-	-
Other receivables and accruals	901	-	(42)	(155)	(1)
Service voucher reserve funds	340	-	-	-	-
Receivables on disposals of assets	18	-	-	-	-
Short-term loans	186	-	-	-	-
Marketable securities	833	-	-	-	-
Cash	221	-	-	-	1
TOTAL CURRENT ASSETS	**3,637**	**(3)**	**(42)**	**(155)**	-
TOTAL ASSETS	**10,956**	**(138)**	**(31)**	**(20)**	**183**

IFRS Balance Sheet at January 1, 2004 – Equity and Liabilities

Equity and liabilities *(in € millions)*	December 31, 2003 French Gaap	IAS 16 Depreciation/ Components method	IAS 38 Deferred charges	IAS 17 Straight-line recognition of rental expense	IAS 17 Finance leases
Share capital	593	-	-	-	-
Additional paid-in capital	1,903	-	-	-	-
Retained earnings	1,268	(138)	(30)	(262)	(31)
Valuation reserve on financial instruments	-	-	-	-	-
Reserve relate to employee benefits	-	-	-	-	-
Translation reserve	(447)	-	-	-	-
Net profit, Group share	270	-	-	-	-
SHAREHOLDERS' EQUITY, GROUP SHARE	**3,587**	**(138)**	**(30)**	**(262)**	**(31)**
Minority interests	96	-	(1)	-	-
TOTAL SHAREHOLDERS' EQUITY AND MINORITY INTERESTS	**3,683**	**(138)**	**(31)**	**(262)**	**(31)**
Repackaged Perpetual Subordinated Floating Rate Notes (TSDI)	80	-	-	-	-
Convertible bonds (OCEANE)	1,186	-	-	-	-
Other long-term debt	1,896	-	-	-	15
Long-term finance lease liabilities	182	-	-	-	191
Deferred tax	284	-	-	-	-
Long-term provisions	73	-	-	-	-
TOTAL NON-CURRENT LIABILITIES	**3,701**	-	-	-	**206**
TOTAL EQUITY AND NON-CURRENT LIABILITIES	**7,384**	**(138)**	**(31)**	**(262)**	**175**
Trade payables					
Current tax payable	647	-	-	-	-
Other payables	1,009	-	-	242	-
Service voucher in circulation	1,346	-	-	-	-
Current provisions	194	-	-	-	-
Short-term debt and finance lease liabilities	278	-	-	-	8
Bank overdrafts	98	-	-	-	-
TOTAL CURRENT LIABILITIES	**3,572**	-	-	**242**	**8**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**10,956**	**(138)**	**(31)**	**(20)**	**183**

IAS 36 Impairment losses	IAS 32-39 Financial instruments	IAS 12 Deferred tax	IFRS 3 Goodwill	Other and Reclassifications	Total IAS/IFRS adjustments	January 1, 2004 IFRS
-	**25**	-	-	**(162)**	**(150)**	**1,569**
-	-	-	-	**57**	**44**	**428**
(183)	-	-	-	**(26)**	**(219)**	**3,914**
-	-	-	-	-	(5)	445
-	-	-	-	162	159	361
-	(38)	-	-	-	(39)	347
-	**(38)**	-	-	**162**	**115**	**1,153**
73	18	(14)	-	2	317	362
(111)	**5**	**(14)**	-	**33**	**107**	**7,426**
(10)	-	-	-	-	(13)	51
-	-	-	-	-	-	1,074
-	(18)	-	-	(28)	(245)	656
-	-	-	-	-	-	340
-	-	-	-	-	-	18
-	(14)	-	-	-	(14)	172
-	1	-	-	-	1	834
-	122	-	-	-	123	344
(10)	**90**	-	-	**(28)**	**(149)**	**3,488**
(121)	**95**	**(14)**	-	**4**	**(43)**	**10,913**

IAS 36 Impairment losses	IAS 32-39 Financial instruments	IAS 12 Deferred tax	IFRS 3 Goodwill	Other and Reclassifications	Total IAS/IFRS adjustments	January 1, 2004 IFRS
-	-	-	-	-	-	593
-	-	-	-	-	-	1,903
(120)	(72)	(122)	-	(448)	(1,223)	45
-	125	-	-	-	125	125
-	-	-	-	-	-	-
-	-	-	-	447	447	-
-	-	-	-	-	-	270
(120)	**53**	**(122)**	-	**(1)**	**(651)**	**2,936**
-	(7)	-	-	(1)	(10)	86
(121)	**47**	**(122)**	-	**(2)**	**(660)**	**3,023**
-	(2)	-	-	-	(2)	78
-	(92)	-	-	-	(92)	1,094
-	56	-	-	(38)	34	1,930
-	-	-	-	-	191	373
-	-	107	-	-	107	391
-	-	-	-	52	52	125
-	**(38)**	**107**	-	**14**	**289**	**3,990**
(121)	**9**	**(14)**	-	**12**	**(371)**	**7,013**
-	-	-	-	-	-	647
-	-	-	-	(7)	235	1,244
-	-	-	-	-	-	1,346
-	(21)	-	-	-	(21)	173
-	54	-	-	-	61	339
-	53	-	-	-	53	151
-	**86**	-	-	**(7)**	**328**	**3,900**
(121)	**95**	**(14)**	-	**4**	**(43)**	**10,913**

IFRS Balance Sheet at June 30, 2004 – Assets

Assets *(in € millions)*	December 31, 2003 French Gaap	IAS 16 Depreciation/ Components method	IAS 19 Employee benefits	IAS 38 Deferred charges	IAS 17 Straight-line recognition of rental expense
GOODWILL	**1,755**	**(10)**	-	-	-
INTANGIBLE ASSETS	**400**	**26**	-	**15**	-
PROPERTY, PLANT AND EQUIPMENT	**4,140**	**(232)**	-	-	-
Long-term loans	431	-	-	-	-
Investments in associates	212	(6)	-	9	(7)
Other financial investments	381	-	-	-	-
TOTAL NON-CURRENT FINANCIAL ASSETS	**1,024**	**(6)**	-	**9**	**(7)**
Deferred tax assets	62	76	(1)	15	155
TOTAL NON-CURRENT ASSETS	**7,381**	**(146)**	**(1)**	**38**	**148**
Inventories	67	(3)	-	-	-
Trade receivables	1,280	-	-	-	-
Other receivables and accruals	986	-	-	(70)	(213)
Service voucher reserve funds	337	-	-	-	-
Receivables on disposals of assets	15	-	-	-	-
Short-term loans	190	-	-	-	-
Marketable securities	627	-	-	-	-
Cash	265	-	-	-	-
TOTAL CURRENT ASSETS	**3,767**	**(3)**	-	**(70)**	**(213)**
TOTAL ASSETS	**11,148**	**(149)**	**(1)**	**(32)**	**(65)**

IFRS Balance Sheet at June 30, 2004 – Equity and Liabilities

Equity and liabilities *(in € millions)*	December 31, 2003 French Gaap	IAS 16 Depreciation/ Components method	IAS 19 - IFRS 2 Employee benefits	IAS 38 Deferred charges	IAS 17 Straight-line recognition of rental expense
Share capital	593	-	-	-	-
Additional paid-in capital	1,904	-	-	-	-
Retained earnings	1,268	(144)	-	(30)	(270)
Valuation reserve on financial instruments	-	-	-	-	-
Reserve relate to employee benefits	-	-	5	-	-
Translation reserve	(372)	1	-	-	1
Net profit, Group share	81	(6)	(5)	-	(16)
SHAREHOLDERS' EQUITY, GROUP SHARE	**3,474**	**(149)**	-	**(31)**	**(285)**
Minority interests	90	-	(1)	(1)	(1)
TOTAL SHAREHOLDERS' EQUITY AND MINORITY INTERESTS	**3,564**	**(149)**	**(1)**	**(32)**	**(285)**
Repackaged Perpetual Subordinated Floating Rate Notes (TSDI)	41	-	-	-	-
Convertible bonds (OCEANE)	996	-	-	-	-
Other long-term debt	2,105	-	-	-	-
Long-term finance lease liabilities	167	-	-	-	-
Deferred tax	298	-	-	-	-
Long-term provisions	79	-	-	-	-
TOTAL NON-CURRENT LIABILITIES	**3,686**	-	-	-	-
TOTAL EQUITY AND NON-CURRENT LIABILITIES	**7,250**	**(149)**	**(1)**	**(32)**	**(285)**
Trade payables					
Current tax payable	754	-	-	-	-
Other payables	1,121	-	-	-	220
Service voucher in circulation	1,390	-	-	-	-
Current provisions	172	-	-	-	-
Short-term debt and finance lease liabilities	347	-	-	-	-
Bank overdrafts	114	-	-	-	-
TOTAL CURRENT LIABILITIES	**3,898**	-	-	-	**220**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**11,148**	**(149)**	**(1)**	**(32)**	**(65)**

IAS 17 Finance leases	IAS 36 Impairment losses	IAS 32-39 Financial instruments	IAS 12 Deferred tax	IFRS 3 Goodwill	Other and Reclassifications	Total IAS/IFRS adjustments	June 30, 2004 IFRS
-	**(17)**	**15**	**-**	**53**	**(146)**	**(106)**	**1,649**
-	**-**	**-**	**-**	**-**	**-**	**41**	**440**
173	**(175)**	**-**	**-**	**-**	**-**	**(235)**	**3,905**
-	-	-	-	-	(6)	(6)	425
-	-	-	-	-	143	140	352
(1)	-	(51)	-	-	4	(47)	334
(1)	**-**	**(51)**	**-**	**-**	**141**	**86**	**1,111**
10	71	21	(14)	1	(92)	243	305
182	**(121)**	**(14)**	**(14)**	**54**	**(98)**	**28**	**7,410**
-	(10)	-	-	-	-	(13)	53
-	-	-	-	-	-	-	1,280
(1)	-	(15)	-	-	-	(299)	687
-	-	-	-	-	-	-	337
-	-	-	-	-	-	-	15
-	-	(15)	-	-	-	(15)	175
-	-	-	-	-	-	-	627
-	-	114	-	-	-	114	379
-	**(10)**	**84**	**-**	**-**	**-**	**(213)**	**3,553**
182	**(131)**	**70**	**(14)**	**54**	**(98)**	**(185)**	**10,963**

IAS 17 Finance leases	IAS 36 Impairment losses	IAS 32-39 Financial instruments	IAS 12 Deferred tax	IFRS 3 Goodwill	Other and Reclassifications	Total IAS/IFRS adjustments	June 30, 2004 IFRS
-	-	-	-	-	-	-	593
-	-	-	-	-	-	-	1,904
(7)	(123)	(84)	(123)	-	(443)	(1,223)	45
-	-	125	-	-	-	125	125
-	-	-	-	-	-	5	5
-	1	-	1	-	425	430	58
(3)	(9)	(20)	(11)	54	(1)	(17)	64
(10)	**(131)**	**21**	**(133)**	**54**	**(19)**	**(680)**	**2,794**
-	-	(2)	-	-	-	(5)	85
(10)	**(131)**	**19**	**(133)**	**54**	**(19)**	**(685)**	**2,879**
-	-	(2)	-	-	-	(1)	40
-	-	(69)	-	-	-	(69)	927
-	-	63	-	-	(38)	24	2,129
188	-	-	-	-	-	188	355
-	-	-	118	-	(93)	25	323
-	-	-	-	-	52	52	131
188	**-**	**(8)**	**118**	**-**	**(79)**	**219**	**3,905**
178	**(131)**	**11**	**(14)**	**54**	**(97)**	**(466)**	**6,784**
3	-	-	-	-	-	3	757
-	-	-	-	-	(6)	213	1,334
-	-	-	-	-	-	-	1,390
-	-	(27)	-	-	-	(27)	145
-	-	11	-	-	5	16	363
-	-	76	-	-	-	76	190
3	**-**	**59**	**-**	**-**	**(1)**	**281**	**4,179**
182	**(131)**	**70**	**(14)**	**54**	**(98)**	**(185)**	**10,963**

IFRS Balance Sheet at December 31, 2004 – Assets

Assets *(in € millions)*	December 31, 2004 French Gaap	IAS 16 Depreciation/ Components method	IAS 19 Employee benefits	IAS 38 Deferred charges	IAS 17 Straight-line recognition of rental expense
GOODWILL	**1,758**	**(10)**	-	-	-
INTANGIBLE ASSETS	**364**	**(4)**	-	**(17)**	-
PROPERTY, PLANT AND EQUIPMENT	**3,950**	**(202)**	-	-	-
Long-term loans	329	-	-	-	-
Investments in associates	420	(5)	-	12	(9)
Other financial investments	328	-	-	-	-
TOTAL NON-CURRENT FINANCIAL ASSETS	**1,077**	**(5)**	-	**12**	**(9)**
Deferred tax assets	47	76	-	17	150
TOTAL NON-CURRENT ASSETS	**7,196**	**(145)**	-	**12**	**141**
Inventories	79	(1)	-	-	-
Trade receivables	1,272	-	-	-	-
Other receivables and accruals	922	-	-	(39)	(211)
Service voucher reserve funds	346	-	-	-	-
Receivables on disposals of assets	44	-	-	-	-
Short-term loans	60	-	-	-	-
Marketable securities	1,369	-	-	-	-
Cash	222	-	-	-	-
TOTAL CURRENT ASSETS	**4,314**	-	-	**(39)**	**(211)**
TOTAL ASSETS	**11,510**	**(145)**	-	**(27)**	**(70)**

IFRS Balance Sheet at December 31, 2004 – Equity and Liabilities

Equity and liabilities *(in € millions)*	December 31, 2004 French Gaap	IAS 16 Depreciation/ Components method	IAS 19 - IFRS 2 Employee benefits	IAS 38 Deferred charges	IAS 17 Straight-line recognition of rental expense
Share capital	617	-	-	-	-
Additional paid-in capital	2,187	-	-	-	-
Retained earnings	1,272	(136)	-	(31)	(250)
Valuation reserve on financial instruments	-	-	-	-	-
Reserve relate to employee benefits	-	-	10	-	-
Translation reserve	(560)	1	-	1	2
Net profit, Group share	239	(10)	(10)	3	(36)
SHAREHOLDERS' EQUITY, GROUP SHARE	**3,755**	**(145)**	-	**(26)**	**(284)**
Minority interests	78	-	-	(1)	-
TOTAL SHAREHOLDERS' EQUITY AND MINORITY INTERESTS	**3,833**	**(146)**	-	**(27)**	**(284)**
Repackaged Perpetual Subordinated Floating Rate Notes (TSDI)	-	-	-	-	-
Convertible bonds (OCEANE)	996	-	-	-	-
Other long-term debt	2,224	-	-	-	-
Long-term finance lease liabilities	151	-	-	-	-
Deferred tax	279	-	-	-	-
Long-term provisions	92	-	-	-	-
TOTAL NON-CURRENT LIABILITIES	**3,742**	-	-	-	-
TOTAL EQUITY AND NON-CURRENT LIABILITIES	**7,575**	**(146)**	-	**(27)**	**(284)**
Trade payables					
Current tax payable	752	-	-	-	-
Other payables	1,024	-	-	-	213
Service voucher in circulation	1,561	-	-	-	-
Current provisions	182	-	-	-	1
Short-term debt and finance lease liabilities	356	-	-	-	-
Bank overdrafts	60	-	-	-	-
TOTAL CURRENT LIABILITIES	**3,935**	-	-	-	**214**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**11,510**	**(145)**	-	**(27)**	**(70)**

IAS 17 Finance leases	IAS 36 Impairment losses	IAS 32-39 Financial instruments	IAS 12 Deferred tax	IFRS 3 Goodwill	Other and Reclassifications	Total IAS/IFRS adjustments	December 31, 2004 IFRS
(1)	**(38)**	**34**	**-**	**114**	**(189)**	**(91)**	**1,667**
-	**-**	**-**	**-**	**-**	**57**	**36**	**400**
147	**(152)**	**-**	**-**	**-**	**(26)**	**(233)**	**3,717**
-	-	-	-	-	-	-	329
-	-	-	-	-	179	178	598
-	-	(38)	-	-	3	(35)	293
-	**-**	**(38)**	**-**	**-**	**182**	**143**	**1,220**
13	59	21	(14)	-	(90)	232	279
159	**(131)**	**17**	**(14)**	**114**	**(66)**	**87**	**7,283**
-	(9)	-	-	-	-	(10)	69
-	-	-	-	-	-	-	1,272
(1)	-	(15)	-	-	(29)	(294)	628
-	-	-	-	-	-	-	346
-	-	-	-	-	-	-	44
-	-	(14)	-	-	-	(15)	45
-	-	1	-	-	(4)	(3)	1,366
-	-	78	-	-	-	78	300
(1)	**(9)**	**50**	**-**	**-**	**(34)**	**(244)**	**4,070**
159	**(140)**	**67**	**(14)**	**114**	**(100)**	**(157)**	**11,353**

IAS 17 Finance leases	IAS 36 Impairment losses	IAS 32-39 Financial instruments	IAS 12 Deferred tax	IFRS 3 Goodwill	Other and Reclassifications	Total IAS/IFRS adjustments	December 31, 2004 IFRS
-	-	-	-	-	-	-	617
-	-	-	-	-	-	-	2,187
(29)	(113)	(71)	(121)	-	(472)	(1,223)	49
-	-	125	-	-	-	125	125
-	-	-	-	-	-	10	10
-	(1)	-	1	(1)	464	467	(93)
(5)	(26)	(11)	(20)	115	(6)	(6)	233
(34)	**(140)**	**43**	**(140)**	**114**	**(14)**	**(626)**	**3,128**
-	-	(6)	-	-	(1)	(8)	70
(34)	**(140)**	**37**	**(140)**	**114**	**(15)**	**(634)**	**3,198**
-	-	-	-	-	-	-	-
-	-	(46)	-	-	-	(46)	950
-	-	72	-	-	(38)	34	2,258
186	-	-	-	-	-	186	337
-	-	-	127	-	(93)	34	312
-	-	-	-	-	55	55	147
186	**-**	**26**	**127**	**-**	**(76)**	**263**	**4,004**
152	**(140)**	**63**	**(14)**	**114**	**(91)**	**(371)**	**7,202**
6	-	-	-	-	1	8	760
-	-	-	-	-	(9)	204	1,228
-	-	-	-	-	-	-	1,561
-	-	(34)	-	-	(1)	(34)	148
-	-	92	-	-	(67)	26	382
-	-	(55)	-	-	67	12	72
6	**-**	**3**	**-**	**-**	**(9)**	**215**	**4,151**
159	**(140)**	**67**	**(14)**	**114**	**(100)**	**(157)**	**11,353**

IFRS Income Statement at December 31, 2004

(in € millions)	December 31, 2004 French Gaap	IAS 16 Depreciation/ Components method	IAS 19 Employee benefits	IAS 38 Deferred charges	IAS 17 Straight-line recognition of rental expense
Consolidated revenue	7,123	-	-	-	-
Operating expense	(5,264)	(1)	(10)	(22)	-
EBITDAR	**1,859**	**(1)**	**(10)**	**(22)**	**-**
Rental expense	(760)	-	-	-	(49)
EBITDA	**1,099**	**(1)**	**(10)**	**(22)**	**(49)**
Depreciation, amortization and provision expense	(437)	(17)	-	22	-
EBIT	**662**	**(18)**	**(10)**	**(1)**	**(49)**
Net financial expense	(80)	-	-	-	-
Share of profit of associates after tax	10	1	-	1	-
OPERATING PROFIT BEFORE TAX AND NON RECURRING ITEMS	**592**	**(17)**	**(10)**	**-**	**(49)**
Restructuring costs	-	-	-	-	-
Goodwill	(115)	-	-	-	-
Impairment losses	-	-	-	-	-
Profit or loss from discontinued operations	83	-	-	-	-
Gains and losses on management of hotel properties	(26)	-	-	-	-
Gains and losses on management of other assets	(115)	-	-	-	-
Income tax expense	(158)	6	-	3	13
NET PROFIT	**261**	**(10)**	**(10)**	**3**	**(36)**
Minority interests	(22)	-	-	-	-
NET PROFIT, GROUP SHARE	**239**	**(10)**	**(10)**	**3**	**(36)**

IFRS Income Statement for the six months ended June 30, 2004

(in € millions)	June 30, 2004 French Gaap	IAS 16 Depreciation/ Components method	IAS 19 - IFRS 2 Employee benefits	IAS 38 Deferred charges	IAS 17 Straight-line recognition of rental expense
Consolidated revenue	3,443	-	-	-	-
Operating expense	(2,587)	-	(5)	(10)	-
EBITDAR	**856**	**-**	**(5)**	**(10)**	**-**
Rental expense	(377)	-	-	-	(24)
EBITDA	**479**	**-**	**(5)**	**(10)**	**(24)**
Depreciation, amortization and provision expense	(219)	(9)	-	10	-
EBIT	**260**	**(9)**	**(5)**	**-**	**(24)**
Net financial expense	(38)	-	-	-	-
Share of profit of associates after tax	3	-	-	-	-
OPERATING PROFIT BEFORE TAX AND NON RECURRING ITEMS	**225**	**(9)**	**(5)**	**-**	**(24)**
Restructuring costs	-	-	-	-	-
Goodwill	(53)	-	-	-	-
Impairment losses	-	-	-	-	-
Gains and losses on management of hotel properties	1	-	-	-	-
Gains and losses on management of other assets	(16)	-	-	-	-
Income tax expense	(66)	3	-	(1)	9
NET PROFIT	**91**	**(6)**	**(5)**	**-**	**(16)**
Minority interests	(10)	-	-	-	-
NET PROFIT, GROUP SHARE	**81**	**(6)**	**(5)**	**-**	**(16)**

IAS 17 Finance leases	IAS 36 Impairment losses	IAS 32-39 Financial instruments	IAS 12 Deferred tax	IFRS 3 Goodwill	Other and Reclassifications	Total IAS/IFRS adjustments	P&L December 31, 2004 IFRS
-	-	-	-	-	(59)	(59)	7,064
-	-	-	-	-	58	25	(5,239)
-	**-**	**-**	**-**	**-**	**(1)**	**(34)**	**1,825**
19	-	-	-	-	-	(30)	(790)
19	**-**	**-**	**-**	**-**	**(1)**	**(64)**	**1,035**
(10)	20	-	-	-	-	14	(423)
8	**20**	**-**	**-**	**-**	**(1)**	**(50)**	**612**
(15)	-	(9)	-	-	4	(21)	(101)
-	-	-	(1)	-	(9)	(8)	2
(7)	**20**	**(9)**	**(1)**	**-**	**(7)**	**(79)**	**513**
-	-	-	-	-	(22)	(22)	(22)
-	-	-	-	115	-	115	-
-	(38)	-	-	-	(14)	(52)	(52)
-	-	-	-	-	(83)	(83)	-
-	-	-	-	-	18	18	(8)
-	-	(5)	-	-	96	92	(23)
2	(8)	3	(19)	-	6	6	(152)
(5)	**(26)**	**(11)**	**(20)**	**115**	**(5)**	**(4)**	**256**
-	-	-	-	-	(1)	(1)	(23)
(5)	**(26)**	**(11)**	**(20)**	**115**	**(6)**	**(6)**	**233**

IAS 17 Finance leases	IAS 36 Impairment losses	IAS 32-39 Financial instruments	IAS 12 Deferred tax	IFRS 3 Goodwill	Other and Reclassifications	Total IAS/IFRS adjustments	P&L June 30, 2004 IFRS
-	-	-	-	-	(31)	(31)	3,412
-	-	-	-	-	31	15	(2,572)
-	**-**	**-**	**-**	**-**	**-**	**(16)**	**840**
9	-	-	-	-	-	(15)	(392)
9	**-**	**-**	**-**	**-**	**-**	**(31)**	**448**
(5)	10	-	-	-	-	7	(212)
4	**10**	**-**	**-**	**-**	**-**	**(24)**	**236**
(7)	-	(3)	-	-	4	(7)	(45)
-	-	-	-	-	(6)	(7)	(3)
(3)	**10**	**(3)**	**-**	**-**	**(2)**	**(37)**	**188**
-	-	-	-	-	(5)	(5)	(5)
-	-	-	-	53	-	52	-
-	(15)	-	-	-	(8)	(24)	(24)
-	-	-	-	-	8	9	9
-	-	(18)	-	-	4	(14)	(30)
1	(4)	1	(11)	1	2	2	(64)
(3)	**(9)**	**(20)**	**(11)**	**54**	**-**	**(16)**	**74**
-	-	-	-	-	-	(1)	(10)
(3)	**(9)**	**(20)**	**(11)**	**54**	**(1)**	**(17)**	**64**



Parent Company Financial Statements

Condensed Financial Statements of the Parent Company

Summary of significant accounting policies

The financial statements have been prepared in accordance with French generally accepted accounting principles, including the principles of prudence and segregation of accounting periods. They are presented on a going concern basis and accounting methods have been applied consistently from one year to the next. Assets recorded in the balance sheet are stated at historical cost, contributed value or revalued cost, as applicable.

Since January 1, 2005, the Company has applied CRC standard 2004-06 relating to the definition, recognition and measurement of assets, and CRC standard 2002-10 concerning depreciation, amortization and impairment of assets.

Property and equipment and intangible assets are recognized when the following two conditions are met:

- It is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and
- The cost or value of the asset can be measured reliably.

The application of these new standards resulted in a change in accounting method for deferred charges, which led to the following:

- Reclassification of certain deferred charges to property and equipment, for an amount of €25,500 thousand.
- Write-off to retained earnings of the remaining portion of the charges that did not meet the asset recognition criteria, for an amount of €3,234 thousand.

The Company has elected to apply CRC standard 2002-10 prospectively.

The main accounting policies applied are as follows.

a) Intangible assets

Intangible assets are stated at cost.

Organization expense is amortized over five years.

Business rights, networks and brands are not amortized. Their value is assessed at each year-end and more frequently if events or circumstances indicate a possible impairment in value. If an assessment of fair value based on the same criteria as at the time of acquisition indicates the existence of an other-than-temporary impairment in value, a provision is recorded.

Computer software is amortized over the estimated period of benefit, generally between two and five years.

b) Property and equipment

Property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives, as follows:

- Buildings: 30 to 50 years.
- Fixtures and fittings: 7 to 25 years.
- Other assets: 5 to 15 years.

a and b bis) Fair values of intangible assets and property and equipment

At each year-end, the Company determines whether there are any indicators of an impairment in value of intangible assets or property and equipment. Where there is an indication that the value of an asset may be impaired, its fair value is assessed for the purpose of calculating the possible impairment charge.

c) Investments

Shares in subsidiaries and affiliates and other investments are stated at cost.

They are written down to an amount corresponding to the Company's equity in the underlying net assets, where the company concerned is not certain of operating profitability in the future.

The fair value of investments is assessed using a range of indicators, including:

- The historical data used to value the investment at the time of acquisition.
- Current profitability data and the current value of underlying net assets.
- Projections of future profitability, realizable values and economic trends.

The valuation process also takes into account the maturity of the business (for example, no provision is recorded for investments in companies that are in the start-up phase and whose future profitability is assured).

Additional provisions may be recorded to write down advances to the company concerned and, where necessary, a provision for contingencies is also recorded.

d) Inventories

All inventories are stated at the lower of cost and probable realizable value. Cost is determined by the weighted average cost method.

e) Deferred charges

Following adoption of the new accounting standard relating to assets, deferred charges at January 1, 2005 were either reclassified to property and equipment or written off to retained earnings.

The remaining deferred charges consist solely of debt issuance costs which are amortized over the life of the related debt.

f) Receivables

Receivables are stated at nominal value. A provision is recorded to cover any risk of non-recovery.

g) Marketable securities

Marketable securities are stated at the lower of cost and market.

h) Untaxed provisions

Hotel fixed assets are depreciated by the reducing balance method for tax purposes. The difference between straight-line depreciation recorded in the accounts and reducing balance depreciation calculated for tax purposes is taken to shareholders' equity under "Excess tax depreciation".

i) Provisions for contingencies and charges

Provisions for contingencies and charges are determined in accordance with CRC standard 2000-06 relating to liabilities.

A provision is recorded when the Company has an obligation towards a third party, which is probable or certain of giving rise to an outflow of economic resources without any inflow of economic resources of at least an equivalent value being expected.

j) Provisions for pensions and other post-retirement benefit obligations

In accordance with CNC recommendation 2003-R01 dated April 1, 2003, the Company's total obligation for the payment of pensions and other post-retirement benefits is provided for in the balance sheet. These obligations concern statutory length-of-service awards payable in France and other defined benefit plans. The projected benefit obligation is recognized on a straight-line basis over the vesting period, taking into account the probability of employees leaving the Company before retirement age. The provision recorded in the balance sheet is equal to the discounted value of the defined benefit obligation, plus or minus any actuarial differences which are taken to the income statement in the year in which they arise.

k) OCEANE bonds

OCEANE (*Obligations à option de Conversion ou d'Echange en Actions Nouvelles et/ou Existantes*) offer the issuer the option of exchanging the bonds for either new shares issued for this purpose or existing shares held in treasury or purchased on the market. The probable redemption premium on the May 2002 OCEANEs is being accrued over the life of the bonds.

l) Plain vanilla bonds

For plain vanilla bonds issued at a discount to face value; the difference between the issue proceeds and the face value of the bonds is amortized on a straight-line basis over the life of the bonds.

m) Foreign currency transactions

Income and expenses in foreign currencies are converted into euros at the exchange rate prevailing on the transaction date.

Payables, receivables and cash balances in foreign currencies are converted at the year-end exchange rate.

Conversion differences are recorded in the balance sheet.

No provision for exchange losses is recorded for loans and borrowings denominated in the same currency with broadly equivalent maturities.

n) Currency risks

Currency risks arising on the conversion of euro cash reserves into foreign currencies to meet part of the financing needs of foreign subsidiaries are hedged by swaps with the same maturities as the loans to subsidiaries.

o) Corporate income tax

Accor has elected for group relief in application of the Act of December 31, 1987. Under the group relief system, the tax losses of certain companies in the tax group can be netted off against the profits of other companies in the Group, provided that certain conditions are met. The applicable tax rules are set down in articles 223 A et seq. of the French General Tax Code.

Each company in the tax group records in its accounts the tax charge it would have incurred if it had been taxed on a stand-alone basis. The group relief profit or loss is recorded in the balance sheet of Accor as the entity at the head of the tax group.

Further to changes in tax regulations applicable since January 1, 2005, provisions for unrealized long-term losses on securities may no longer be offset against capital gains realized on the same class of investments.

Condensed financial statements of the parent company

The following parent company financial statements are condensed versions.

The full statements, including the notes, are available upon request, in French.

There are no items not reflected in the financial statements that would assist an investor in assessing the Company.

Condensed balance sheet

(in € millions)	2003	2004	2005
ASSETS			
Intangible fixed assets	112	104	117
Property and equipment	112	117	120
Financial assets	6,656	6,583	6,729
Receivables	1,326	2,045	2,662
Cash and cash equivalents	98	110	86
TOTAL ASSETS	**8,304**	**8,959**	**9,714**

(in € millions)	2003	2004	2005
LIABILITIES AND SHAREHOLDERS' EQUITY			
Share capital	598	620	652
Additional paid-in capital and retained earnings	2,610	2,793	3,123
Net income for the year	178	221	166
Other equity perpetual subordinated notes (T.S.D.I)[1]	453	448	443
Provisions for contingencies and charges	74	100	109
Convertible bonds[2]	1,194	1,205	1,650
Other debt	2,985	3,375	3,394
Other liabilities	212	197	177
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**8,304**	**8,959**	**9,714**

(1) Including accrued interest of €0.14 million in 2003 and €0.19 million in 2004, due on June 27 of the following year.

(2) In 2003:

a) 3,415,424 bonds with a face value of €166.89 each, issued in May 2002, plus accrued interest of €5.7 million due on January 1, 2004.

b) 15,304,348 bonds with a face value of €40.25 each, issued in October 2003, plus accrued interest of €2.03 million due on January 1, 2004.

In 2004:

a) 3,415,424 bonds with a face value of €166.89 each, issued in May 2002, plus accrued interest of €5.7 million due on January 1, 2005.

b) 15,304,348 bonds with a face value of €40.25 each, issued in October 2003, plus accrued interest of €12.82 million due on January 1, 2005.

In 2005:

a) 3,415,424 bonds with a face value of €166.89 each, issued in May 2002, plus accrued interest of €3.8 million due on January 1, 2006.

b) 6,383,362 bonds with a face value of €40.25 each, issued in October 2003, plus accrued interest of €4.5 million due on January 1, 2006.

c) 116,279 bonds with a face value of €4,300 each, issued in May 2005, plus accrued interest of €1.9 million due on February 18, 2006.

d) 128,205 bonds with a face value of €3,900 each, issued in May 2005, plus accrued interest of €2.6 million due on February 18, 2006.

Condensed income statement

(in € millions)	2003	2004	2005
Operating revenues	526	542	605
Operating expenses	(453)	(480)	(535)
Depreciation, amortization and provisions	(103)	(58)	(76)
EBIT	**(30)**	**4**	**(6)**
Other gains (losses)	(1)	(1)	
Investment income	422	389	385
Other financial income	138	115	131
Financial expenses	(301)	(296)	(352)
Allowances to and recoveries of provisions - net	(108)	(176)	(40)
NET FINANCIAL INCOME	**151**	**32**	**124**
EXCEPTIONAL ITEMS	**27**	**130**	**33**
Tax	31	56	15
NET INCOME	**178**	**221**	**166**

Shareholders' equity at December 31, 2005

(in € millions)	
Share capital	652
Additional paid-in capital	2,457
Legal reserve	62
Untaxed reserves	9
Other reserves	112
Retained earnings	477
Net income for the year	166
Untaxed provisions	6
TOTAL BEFORE APPROPRIATION	**3,941**

Proposed appropriation of income

(in € millions)	
The Board of Directors will recommend that shareholders appropriate:	
2005 net income plus:	166
Retained earnings at December 31, 2005 comprising:	477
- retained earnings brought forward from the prior year	*478*
- prior year dividends not paid out on treasury stock	*2*
- the impact of the change in accounting method relating to deferred charges (due to new accounting rules applicable to assets) [1]	*(3)*
TOTAL INCOME AVAILABLE FOR DISTRIBUTION	**643**
To the legal reserve	3
To dividends (€1.15 per share)	250
To retained earnings	390
TOTAL	**643**

(1) CRC standards 2002-10 and 2004-06 and CNC recommendation 2004-15.

FINANCIAL STATEMENTS

Five-year financial summary

(in € thousands)	2001	2002	2003	2004	2005
1 - Capital at year-end					
Share capital	596,680	597,776	597,779	620,132	651,797
Number of shares in issue	198,893,415	199,258,550	199,259,550	206,710,509	217,265,774
Number of convertible bonds in issue	0	3,415,424	18,719,772	18,719,772	10,043,270
2 - Results of operations					
Net revenues	478,743	486,546	503,980	529,043	576,133
Income before tax, depreciation, amortization and provisions	647,712	554,292	293,509	327,995	236,590
Income tax	(47,274)	(35,709)	(30,634)	(56,429)	(14,581)
Net income	315,905	337,244	178,462	221,467	166,097
Dividends	293,338	258,291	268,223	268,724	249,856 (1)
3 - Per share date *(in €)*					
Earnings per share after tax, before depreciation, amortization and provisions	3.49	2.96	1.63	1.86	1.15
Earnings per share	1.59	1.69	0.90	1.07	0.76
Dividend per share (before tax credit/allowance)	1.05	1.05	1.05	1.30	1.15 (1)
4 - Employees					
Number of employees	887	902	1,225	1,294	1,273 (2)
Total payroll and employee benefits	74,335	78,781	112,942	149,125	149,688

(1) Subject to shareholder approval.

(2) Number of employees on the Accor SA payroll at December 31, 2005.

Main Subsidiaries and Financial Investments at December 31, 2005

	Currency	Share capital	Reserves (retained earnings)	% interest
	(in thousands of local currency units)			
Subsidiaries and financial investments				
A - Investments in subsidiaries with a balance sheet value in excess of 1% of Accor's capital				
1 - SUBSIDIARIES (AT LEAST 50%-OWNED)				
A) FRENCH SUBSIDIARIES				
SPCA 5, Esplanade Charles de Gaulle 92000 Nanterre	EUR	17,779	10,713	100.00%
SPFH 33, avenue du Maine 75015 Paris	EUR	29,796	(30,837)	100.00%
SDHE 33, avenue du Maine 75015 Paris	EUR	22,500	(970)	100.00%
IBL 33, avenue du Maine 75015 Paris	EUR	863,010	177,459	99.99%
S.I.H.N. 2, rue de la Mare Neuve 91000 Evry	EUR	55,500	2,194	99.99%
FRANTOUR 3/3 *bis*, villa Thoreton 75015 Paris	EUR	30,493	39,582	99.99%
SEPHI 6-8, rue du Bois Briard 91000 Evry	EUR	8,000	11,260	99.99%
SFPIE 33, avenue du Maine 75015 Paris	EUR	6,916	(7,387)	99.99%
SIET 3/3 *bis*, villa Thoreton 75015 Paris	EUR	3,233	(1,026)	99.99%
LA THERMALE DE France 2, cours de Verdun 40101 Dax Cedex	EUR	2,405	(4,676)	99.99%
SH BORDEAUX AQUITANIA 2, rue de la Mare Neuve 91000 Evry	EUR	2,550	2,752	99.99%
P.I.H. 2, rue de la Mare Neuve 91000 Evry [4]	EUR	32,236	20,838	99.99%
SHTG Montauban 97190 Gosier	EUR	957	(2,076)	99.99%
HOTEXCO 6-8, rue du Bois Briard 91000 Evry	EUR	39,071	76,160	99.99%
FIMAKER 6-8, rue du Bois Briard 91000 Evry	EUR	1,102	2,848	99.99%
GENOMER 2, rue de la Mare Neuve 91000 Evry	EUR	995	(473)	99.99%
FINEXHOR 2, rue de la Mare Neuve 91000 Evry [4]	EUR	13,177	12,944	99.98%
CIE HOTELIERE DE LYON 2, rue de la Mare Neuve 91000 Evry	EUR	6,045	606	99.98%
CEPIH 33, avenue du Maine 75015 Paris	EUR	688	12,975	99.98%
ACCOR.COM 2, rue de la Mare Neuve 91000 Evry	EUR	522	(7,860)	99.98%
PRADOTEL 6-8, rue du Bois Briard 91000 Evry	EUR	447	13,211	99.97%
GO VOYAGES 14, rue de Cléry 75002 Paris [2]	EUR	150	22,861	99.93%
SCI PRESTIGE DE BORDEAUX 2, rue de la Mare Neuve 91000 Evry	EUR	8,690	6	99.33%
LENOTRE 44, rue d'Auteuil 75016 Paris	EUR	2,606	4,557	99.22%
SCHE 6-8, rue du Bois Briard 91000 Evry	EUR	35,427	32,303	98.86%
STE D'EXPLOITATION DES HOTELS SUITES 33, av. du Maine 75015 Paris	EUR	6,900	(13,079)	98.61%
ACCOR SERVICE France 62, avenue de Saxe 75015 Paris	EUR	388,037	53,519	98.30%
ACCENTIV'TRAVEL Villa Thoreton 75737 Paris	EUR	2,400	608	98.30%
ACCENTIV'HOUSE 3/3 *bis*, villa Thoreton 75015 Paris [4]	EUR	12,257	1,989	98.01%
MARCQ HOTEL 2, rue de la Mare Neuve 91000 Evry	EUR	6,789	3,841	96.91%
SH BERNICA REUNION 97434 St-Gilles-les-Bains	EUR	3,283	8,110	96.74%
ACCOR AFRIQUE 2, rue de la Mare Neuve 91000 Evry	EUR	16,048	(28,790)	94.85%
MERCURE INTERNATIONAL HOTEL 2, rue de la Mare Neuve 91000 Evry	EUR	54,336	63,964	71.79%
SEORIM 2, rue de la Mare Neuve 91000 Evry	EUR	31,359	1,609	70.94%
ACCOR SERVICES PARTICIPATIONS 33, avenue du Maine 75015 Paris	EUR	11,475	8,161	58.76%
B) FOREIGN SUBSIDIARIES				
ACCOR SUISSE SA (Switzerland)	CHF	14,300	57,754	100.00%
NOVOTEL NEDERLAND BV (Netherlands) [4]	EUR	3,086	31,898	100.00%
SH ATHENES CENTRE (Greece)	EUR	2,114	(419)	100.00%
STE D'EXPL. HOTEK POLSKA (Poland) [4]	PLN	173,038	9,111	100.00%
KATERINSKA HOTEL (Czech Republic)	CZK	300,000	254,278	100.00%
ACCOR HOTEL DENMARK (Denmark)	DKK	900	(8,211)	100.00%

(in € thousands)

Book value of shares		Outstanding loans and advances	Guarantees given	Last published net sales	Last published net income (loss)	Dividends received during the year
Cost	Net					
6,997	6,997	0	0	0	6,102	0
29,796	0	2,597	0	0	(11,242)	0
22,867	22,867	10,276	413	23,365	1,267	0
1,051,705	1,051,705	0	0	0	3,680	3,452
56,241	56,241	0	2	0	889	1,480
104,366	79,366	71	0	9,786	7,719	3,812
40,399	40,399	50,803	21	92,793	8,834	8,900
6,641	0	20,601	671	0	390	0
90,973	4,000	11,162	402	30,372	(1,308)	0
10,048	0	4,557	9	13,725	(1,906)	0
14,885	7,713	0	0	0	153	2,550
29,263	29,263	26,730	0	5	9,599	3,626
8,205	0	1,700	0	7,661	(1,053)	0
12,468	12,468	54,706	59	109,577	(5,731)	6,202
7,240	3,340	112	0	2,971	681	0
13,665	565	38	0	1,147	(24)	0
24,967	24,967	12,285	95	3,392	(122)	0
6,668	6,668	1,653	0	1,511	410	363
11,799	11,799	242	0	2,394	3,218	0
61,175	0	8,696	0	0	(1,485)	0
7,356	7,356	5,833	14	12,018	1,496	0
57,784	57,784	0	0	313,382	10,889	4,998
10,663	5,663	0	0	384	2	0
48,735	31,186	26,465	0	100,249	(895)	733
42,514	42,514	61,440	27	128,242	4,788	0
6,927	0	68,081	2	24,781	(1,025)	0
411,767	411,767	800	0	57,137	18,634	16,211
14,183	3,390	0	297	4,539	(206)	0
12,268	11,368	113	0	18,973	1,119	0
9,392	9,092	398	0	3,885	1,154	0
8 464	8,464	0	0	6,217	(69)	0
15,706	0	60,594	141	7,765	(17,196)	0
65,114	65,114	29,228	0	57,063	6,448	19,503
22,164	22,164	2,339	0	0	282	417
10,901	10,901	14,224	0	0	860	0
25,907	25,907	0	25,722	0	6,100	6,402
16,825	16,825	0	0	45,348	11,791	0
9,468	7,527	0	392	4,858	(545)	0
60,481	55,481	0	0	8,158	1,366	2,181
9,125	9,125	0	0	20,279	4,610	0
13,434	0	3,043	0	14,860	7,432	0

	Currency	Share capital	Reserves (retained earnings)	% interest
	(in thousands of local currency units)			
ACCOR UK LTD (United Kingdom)	GBP	32,530	51,779	100.00%
ACCOR HOTEL BELGIUM (Belgium)	EUR	412,222	(224,653)	100.00%
ACCOR HOTEL GMBH (Germany) (1)	EUR	25,570	21,676	100.00%
SOGEDETU (Dominican Republic)	DOP	479,724	(134,282)	99.99%
ACCOR CANADA INC (Canada)	CAD	40,773	31,534	99.99%
STE IMMOBILIARIA HOT. DE MEXICO (Mexico) (4)	MXN	246,628	(44,748)	99.98%
MARARA S.A. (Polynesia) (4)	XPF	160,000	527,513	99.96%
CHP Maeva (Polynesia) (4)	XPF	160,000	304,827	99.85%
HOTELES ACCOR DE ARGENTINA (Argentina)	AR$	1,610	36,932	99.84%
CI DES WAGONS LITS (Belgium) (4)	EUR	50,676	287,235	99.49%
ACCOR TRB (Belgium)	EUR	5,965	25,878	98.30%
ACCOR AUSTRIA (Austria)	EUR	5,542	5,403	98.00%
ASESORIA (Mexico)	MXN	12,227	15,167	91.11%
ACCOR SERVICE SA (Romania)	RON	1,678	60,125	88.80%
ACCOR HOTELES ESPANA (Spain)	EUR	23,889	19,844	86.79%
ACCOR SERVICES AUSTRALIA (Australia)	AUD	15,000	(2,064)	78.30%
ACCOR ARGENTINA SA (Argentina)	AR$	5,155	64,878	72.49%
SAFARI CLUB MOOREA (Polynesia) (4)	XPF	172,000	1,624,800	67.44%
SHERATON GEZIRAH LE CAIRE (Egypt)	USD	29,775	4,938	64.93%
HOLPA (Luxembourg)	EUR	53,245	6,226	63.55%
ACCOR LODGING NORTH AMERICA (United States)	USD	1,696,285	262,746	62.14%
CESTATICKET ACCOR SERVICES C.A.(Venezuela)	VEB	650,000	53,182,213	54.50%
2 - AFFILIATES (10-50%-OWNED)				
A) FRENCH AFFILIATES				
GOLF MEDOC PIAN Chemin de Courmateau 33290 Le Pian Médoc-louens	EUR	411	1,810	49.82%
SHCLB 35 Bd des Capucines 75002 Paris (2)	EUR	1,430	866,773	34.00%
CLUB MEDITERRANEE 11 rue de Cambrai 75019 Paris	EUR	77,432	338,435	28.93%
B) FOREIGN AFFILIATES				
CARLSON WL TRAVEL (United States)	USD	187,746	(134,590)	50.00%
AMORIM HOTELS SERVICOS (Portugal) (1)	EUR	14,300	41,871	50.00%
RISMA (Morocco)	MAD	489,077	(96,684)	44.46%
HUNGASTRO (Romania)	RON	2,236	16,496	43.30%
TANIT INTERNATIONAL (Tunisia) (4)	TND	60,000	(8,616)	37.50%
ORBIS (Poland)	PLN	517,754	1,065,706	35.58%
SIFALBERGHI (Italy)	EUR	13,000	15,551	30.65%
DORINT AG (Germany)	EUR	17,550	66,450	29.08%
A A P C (Australia)	AUD	371,330	(133,865)	25.46%
PROGETTO VENEZIA (Italy) (1)	EUR	20,750	(10,243)	20.00%
CIE ITALIENNE DE TOURISME HOLDING SPA (Italy) (3)	EUR	26,367	(78,730)	10.00%
B - Other investments in companies with a balance sheet value of less than 1% of Accor's capital				
1 - Subsidiaries (at least 10%-owned)				
a) French subsidiaries (aggregate)				
b) Foreign subsidiaries (aggregate)				
2 - Other investments (less than 10%-owned)				
a) French companies (aggregate)				
b) Foreign companies (aggregate)				
TOTAL				

(1) Balance sheet at December 31, 2004.
(2) Balance sheet at October 31, 2005.
(3) Balance sheet at June 30, 2005.
(4) Provisional or unaudited balance sheet.

(in € thousands)

Book value of shares		Outstanding loans	Guarantees	Last published	Last published	Dividends received
Cost	Net	and advances	given	net sales	net income (loss)	during the year
92,790	92,790	0	0	0	(63,299)	91,996
352,299	352,299	4	1,449	121,375	(40,479)	0
218,725	218,725	32	9,300	493,435	(29,075)	0
20,855	9,362	0	0	4,741	(754)	0
26,256	26,256	70	0	22,905	2,410	0
28,171	14,171	79	0	8,645	(834)	0
7,610	7,610	6,041	35	455	(1,894)	0
6,709	3,609	6,534	133	5,035	1,312	0
25,758	8,048	0	0	0	0	0
1,148,910	602,543	0	143,441	141,737	12,511	12,100
23,035	23,035	509	0	35,236	15,587	13,516
20,751	20,751	0	0	6,020	2,308	9,800
7,471	7,471	0	0	0	208	4,565
9,160	9,160	210	0	22,347	16,323	11,895
30,240	30,240	0	84	100,957	(11,166)	0
7,101	7,101	0	0	6	(266)	0
9,646	9,646	8,092	0	29,767	6,617	11,520
7,030	7,030	2,518	23	3,686	(2,691)	0
39,779	39,779	0	0	3,817	1,648	1,728
44,585	44,585	0	5,000	0	2,229	1,271
984,102	984,102	0	0	0	(6)	0
8,288	8,288	3,701	0	42,969	20,208	7,285
7,372	1,152	971	0	1,201	(431)	0
318,200	318,200	0	0	34,637	63,304	0
252,000	252,000	0	0	944,764	93,981	0
19,810	19,810	0	0	221,716	1,214	0
7,145	7,145	0	0	0	25,607	7,287
25,485	21,485	0	0	26,051	(1,713)	0
11,455	11,455	0	0	6,020	4,080	0
28,933	8,432	0	0	19,455	(1,196)	0
117,750	117,750	0	0	142,855	11,629	1,384
9,388	9,388	0	0	88,319	183	0
79,663	4,663	1,964	25,000	441,232	(71,277)	0
66,758	66,758	146,558	0	3,950	(6,669)	0
9,568	4,568	0	0	1,094	(8,622)	0
8,985	0	0	0	3,125	(5,911)	0
236,323	150,274	258,885	12,678			25,311
104,260	59,160	24,185	303			61,502
3,255	2,047	19,230	14			1,277
182	4	112	0			15
6,915,349	**5,733,881**	**958,482**	**225,727**			**343,282**

Statutory Auditors' Special Report on Regulated Agreements - Year Ended December 31, 2005

This is a free translation into English of the original Statutory Auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction and construed in accordance with French law and professional auditing standards applicable in France.

To the shareholders,

In our capacity as Statutory Auditors of your company, we present below our report on regulated agreements.

Agreements authorized during the year

In application of article L.225-88 of the French Commercial Code (until January 9, 2006) and article L.225-40 of said Code (since January 9, 2006), we have been informed of the agreements approved in advance by the Supervisory Board (until January 9, 2006) and the Board of Directors (on January 9, 2006).

Our responsibility does not include identifying any undisclosed agreements. We are required to report to shareholders, based on the information provided, about the main terms and conditions of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of article 92 of the March 23, 1967 decree, it is the responsibility of shareholders to determine whether the agreements are appropriate and should be approved.

We conducted our review in accordance with the professional standards applicable in France. Those standards require that we carry out the necessary procedures to verify the consistency of the information disclosed to us with the source documents.

1. WITH GROUPE LUCIEN BARRIÈRE S.A.S.

Person concerned: Sébastien Bazin, member of the Supervisory Board (until January 9, 2006).

a. Type of agreement and purpose

Service agreement between Accor S.A., the intercompany partnerships Accorest and Accorequip, and Groupe Lucien Barrière S.A.S.

Terms and conditions

On May 3, 2005, the Supervisory Board authorized the signature of a two-year contract effective from May 2, 2005 granting Groupe Lucien Barrière S.A.S. access to Accorest's and Accorequip's products and purchasing conditions in exchange for a contribution to the operating costs of these two intercompany partnerships. Under this agreement, Groupe Lucien Barrière S.A.S will receive the following percentages of the fees received by the Company from its approved suppliers of food and other products:

- 60% if Groupe Lucien Barrière S.A.S. uses the approved suppliers for 0 to 60% of its purchases.
- 80% if the percentage of use exceeds 60%.

These rates will also be applied for sharing the fees received by Accor S.A. in connection with sales cooperation and brand image agreements signed with the suppliers. Of the total amount of fees, 20% will be allocated to operating costs, with the remaining 80% forming the basis for the fee-sharing calculation.

Lastly, 15% of the amounts received by Groupe Lucien Barrière S.A.S. from the suppliers relating to brand image contracts signed solely with Groupe Lucien Barrière companies will be paid to Accor S.A. as contribution for administrative and operating costs borne by Accor S.A.

b. Type of agreement and purpose

Sales and marketing agreement between Accor S.A. and Groupe Lucien Barrière S.A.S.

Terms and conditions

On May 3, 2005, the Supervisory Board authorized the signature of a fourteen-month contract effective from September 1, 2005 providing for Accor S.A. to supply sales and marketing tools – including the TARS reservation system, sales personnel and websites – to Groupe Lucien Barrière S.A.S. in return for:

- A fixed fee of €750,000 excluding VAT.
- A variable fee calculated as follows:
  - if the revenues contributed by Accor S.A. represent between 5 and 8% of the aggregate accommodation revenues generated by all of the beneficiary facilities, the variable fee will represent 1% of the said contributed revenues (excluding VAT).
  - if the revenues contributed by Accor S.A. exceed 8% of the aggregate accommodation revenues generated by all of the beneficiary facilities, the variable fee will represent 1.2% of the said aggregate contributed revenues (excluding VAT).

- A fixed fee of €80,000 excluding VAT for the implementation and utilization of reservation systems and the training of sales teams.
- The cost of joining the ATACS system (initial membership fee of USD 50 plus a commission of USD 0.74 per reservation per facility).

c. Type of agreement and purpose

IT services agreement between Accor S.A. and Groupe Lucien Barrière S.A.S.

Terms and conditions

On July 6, 2005, the Supervisory Board authorized the Company to provide assistance and consulting services to Groupe Lucien Barrière S.A.S. for an indefinite period, in return for a fee of €500 or €900 (excluding VAT) per day of services provided. As of December 31, 2005 no related agreement had been signed and no fees were therefore received by Accor S.A. in 2005.

d. Type of agreement and purpose

Legal services agreement between Accor S.A. and Groupe Lucien Barrière S.A.S.

Terms and conditions

On July 6, 2005, the Supervisory Board authorized the Company to provide assistance to Groupe Lucien Barrière S.A.S. on labor law issues (advice on employment law and access to a hotline) for an indefinite period effective from November 1, 2005. This assistance is covered by an annual fixed fee of €350 (excluding VAT) per contract and per facility.

2. WITH BC HÔTELS (50%-OWNED INDIRECTLY BY COLONY CAPITAL)

Person concerned: Sébastien Bazin, member of the Supervisory Board (until January 9, 2006).

Type of agreement and purpose

Acquisitions of shares in hotel ownership companies.

Terms and conditions

On May 3, 2005, the Supervisory Board authorized Accor S.A. to purchase from BC Hôtels shares in the companies that own the 116-room Sofitel Le Parc hotel and the 103-room Sofitel Baltimore hotel. The enterprise values used to determine the prices of the shares were €42 million and €28 million respectively, less the net debt carried by each of the hotels.

3. WITH BENJAMIN COHEN, MEMBER OF THE MANAGEMENT BOARD (UNTIL JANUARY 9, 2006)

Type of agreement and purpose

Share purchase.

Terms and conditions

On July 6, 2005, the Supervisory Board authorized the granting of reciprocal put and call options between Accor S.A. and Benjamin Cohen providing for the purchase by the Company of the 30,875 shares held by Benjamin Cohen in the Brazilian company Ticket Serviçios, representing 0.09% of that company's capital, following the merger of Rodoticket and Transticket into Ticket Serviçios. The option price has been set at 10.5x EBIDTA less debt.

4. WITH JEAN-MARC ESPALIOUX, MEMBER OF THE MANAGEMENT BOARD (UNTIL JANUARY 9, 2006)

Type of agreement and purpose

Settlement agreement.

Terms and conditions

On September 6, 2005, the Supervisory Board authorized the signature of a settlement agreement between Accor S.A. and Jean-Marc Espalioux setting out the conditions for his departure from the Accor Group on the expiry of his term of office as Chairman of the Management Board on January 9, 2006. The draft agreement, which was signed on September 30, 2005 provides for the payment of €12 million by the Company.

5. WITH ANDRÉ MARTINEZ, MEMBER OF THE MANAGEMENT BOARD (UNTIL JANUARY 9, 2006)

Type of agreement and purpose

Settlement agreement.

Terms and conditions

On January 9, 2006, the Board of Directors authorized the signature of a settlement agreement between Accor S.A. and André Martinez setting out the conditions for his departure from the Accor Group. André Martinez was a member of the Management Board from January 3, 2003 through January 9, 2006. The draft agreement, which was signed on January 10, 2006, provides for the following payments by the Company:

- Payment in lieu of notice of €150,000, representing six months' compensation.
- Statutory severance pay.
- An additional indemnity of €1.7 million.

6. WITH PAUL DUBRULE AND GÉRARD PÉLISSON, CO-CHAIRMEN AND CO-FOUNDERS OF THE GROUP

Type of agreement and purpose

Provision of resources.

Terms and conditions

On January 9, 2006, the Board of Directors authorized the Company to enter into an agreement with Paul Dubrule and Gérard Pélisson under which Accor S.A. will provide them with an office at the Company's Paris headquarters, an assistant and a chauffeur for their terms as Co-Chairmen and Co-Founders of the Group, and will reimburse any expenses incurred by them on Company business.

7. WITH GILLES PÉLISSON, CHIEF EXECUTIVE OFFICER (SINCE JANUARY 9, 2006)

Type of agreement and purpose

Agreement setting out leaving terms and conditions.

Terms and conditions

On January 9, 2006, the Board of Directors authorized the Company to enter into an agreement with Gilles Pélisson specifying the payments that would be made to him in the following cases:

- Termination by the Company of his employment contract, which has been suspended since his appointment as Chief Executive Officer. In such a case – except in the event of gross or willful misconduct – Gilles Pélisson would receive the equivalent of 30 months' fixed and variable compensation.
- Termination by the Company of his functions as corporate officer (mandataire social). In such a case – except in the event of gross or willful misconduct – Gilles Pélisson would receive the equivalent of 36 months fixed and variable compensation, determined by reference to his annual compensation for the last full year prior to the termination of his functions (including, where appropriate, the above-mentioned contractual indemnity and any payment in lieu of notice provided for in his employment contract).

Agreements entered into in prior years, which remained in force during the year

In application of the decree of March 23, 1967, we were advised of the following agreements entered into in prior years, which remained in force during the year.

1. WITH COMPAGNIE INTERNATIONALE DES WAGONS-LITS ET DU TOURISME (CIWLT)

Type of agreement and purpose

Technical support agreement.

Terms and conditions

The technical support agreement with CIWLT was amended on November 3, 2005 with retroactive effect as from January 1, 2005. These amendments reduced the scope of services provided by Accor S.A., leading to a reduction in the annual fee for 2005 to €20,000.

2. WITH PHILIPPE CITERNE AND BAUDOIN PROT – PERMANENT REPRESENTATIVES OF SOCIÉTÉ GÉNÉRALE AND BNP PARIBAS RESPECTIVELY, ON ACCOR'S SUPERVISORY BOARD – AND FRANCIS MAYER, MEMBER OF THE SUPERVISORY BOARD (UNTIL JANUARY 9, 2006)

Type of agreement and purpose

Syndicated bank line of credit.

Terms and conditions

On September 7, 2004, the Supervisory Board authorized the Management Board to sign an agreement relating to the setting up of a €1.5 billion syndicated bank line of credit (with a possible extension to €2 billion). The main characteristics of this credit facility are as follows:

- Maturity: 5 years.
- Drawdowns possible for terms of one, two, three or six months in a minimum amount of €10 million.
- Interest rate: EURIBOR (for drawdowns in euros), SITBOR (for drawdowns in Swedish krona) and LIBOR (for drawdowns in other currencies) plus between 27.5 and 35 basis points per annum.

No drawdowns were made under this credit line in 2005 and commissions paid amounted to €2.1 million.

3. WITH EUROPCAR INTERNATIONAL

Type of agreement and purpose

Marketing partnership agreement.

Terms and conditions

The marketing partnership agreement signed with Europcar International when the Company's interest in Europcar International was sold to Volkswagen was authorized by the Supervisory Board on December 15, 1999 and January 8, 2002.

The initial 10-year contract has been extended for one year and the terms of Accor's remuneration changed. Under the new terms, the variable portion of the remuneration, which was capped at €2.5 million a year, has been replaced by an additional fixed fee of €1.5 million a year. Consequently, the minimum annual guaranteed fee now totals €5.1 million.

In 2005, the Company received €6,646,776 in fees from this contract.

Neuilly-sur-Seine, March 31, 2006

The Statutory Auditors

Deloitte & Associés	Barbier Frinault & Autres Ernst & Young
Alain Pons David Dupont Noël	Christian Chochon

LEGAL INFORMATION

General Information

Information about the Company

At December 31, 2005

Company name

Accor

Registered office

2, rue de la Mare-Neuve, 91000 Évry, France

Primary business office

Tour Maine-Montparnasse, 33 avenue du Maine, 75015 Paris, France

Legal form

Joint stock company (*société anonyme*) with a Management Board and a Supervisory Board, as governed by applicable laws and regulations, in particular articles L. 225-57 to L. 225-93 of the French Commercial Code.

Governing law

The laws and regulations of France.

Term

The Company was incorporated on April 22, 1960 and will be dissolved on April 22, 2059 unless it is wound up in advance or its term is extended.

Corporate purpose

(Article 3 of the bylaws)

The Company was established to engage in the following activities for its own account, on behalf of third parties, or jointly with third parties:

- The ownership, financing and management, directly, indirectly, or within specified mandates, of restaurants, bars, hotels of any nature or category and, more generally, any establishment related to food, lodging, tourism, leisure, and services.
- The economic, financial, and technical review of projects and, generally, all services related to the development, organization and management of above-mentioned establishments, including all actions related to their construction or the provision of any related consulting services.
- The review and provision of services intended to facilitate the supply of meals to employees in companies, institutions and other organizations.
- The creation of any new company and the acquisition of interests by any method in any company operating in any business.
- All civil, commercial, industrial and financial transactions, involving both securities and property, related to the purposes of the Company and all similar or related purposes in France and other countries.

Trade Register

The Company is registered in Evry under number 602 036 444.

Business Identification (APE) Code: 551A

Consultation of corporate documents

Corporate documents, including the bylaws, balance sheets, income statements, Management Board reports, Auditors' reports and the annual accounts ledger, are available for consultation at Tour Maine-Montparnasse, 33, avenue du Maine, 75755 Paris cedex 15, France.

Fiscal year

The Company's fiscal year begins on January 1 and ends on December 31.

Appropriation of income

(Article 24 of the bylaws)

Income available for distribution consists of net profit for the year, less any losses brought forward from prior years and any other amounts to be credited to reserves pursuant to the law, plus any unappropriated retained earnings brought forward from prior years. After approving the accounts for the year, the Annual Meeting may decide to appropriate all or part of the income available for distribution, if any, to the payment of a dividend. In the event of partial distribution, the Annual Meeting may decide to appropriate the remaining income to one or more reserve accounts. Alternatively, the Annual Meeting may decide to appropriate all of the income available for distribution to said reserve accounts.

Shareholders' Meetings

Notice of Shareholders' Meetings

(Article 21 of the bylaws)

Shareholders' Meetings are called pursuant to applicable legislation, i.e. by notice of meeting sent to registered shareholders and by announcement in the *Bulletin des Annonces Légales Obligatoires* after prior approval by the *Autorité des Marchés Financiers*. Meetings are held at the Company's registered office or at any other place specified in the notice of meeting.

Attendance and representation

(Article 21 of the bylaws)

In accordance with article 136 of the Decree of March 23, 1967, to be entitled to attend or be represented at Meetings, shareholders must either have their shareholdings recorded in the share register kept by the Company at least two days prior to the date of the Meeting, or lodge at the address specified in the notice of meeting, at least two days prior to the date of the Meeting, their bearer stock certificates or a certificate issued by their stockbroker, bank or other intermediary attesting to their ownership of said shares.

However, any shareholder may recover the free disposition of their shares in accordance with the applicable regulations.

Organization of Shareholders' Meetings

(Article 22 of the bylaws)

All shareholders have the right to attend or be represented at Shareholders' Meetings, within the conditions set by law. They may cast postal votes in accordance with article 225-107 of the French Commercial Code. Each share carries one vote, except when otherwise dictated by law.

Meetings are chaired by the Chairman of the Supervisory Board, the Vice-Chairman, or in their absence, a member of the Supervisory Board mandated by the Board. Otherwise, the Meeting elects its own Chairman.

The function of Scrutineer of the Meeting is fulfilled by the two shareholders present at the Meeting representing the largest number of voting rights. The Bureau thus formed names a Secretary, who does not need to be a shareholder. A list of participants is maintained pursuant to the law. Copies or excerpts of the Meeting minutes are certified by the Chairman of the Supervisory Board, the Vice-Chairman, or the Meeting Secretary.

Ordinary and Extraordinary Meetings fulfilling the relevant requirements of quorum and majority exercise the powers vested in them by law.

Double voting rights

(Article 22 of the bylaws)

The Shareholders' Meeting of June 28, 1983 decided that all fully paid shares registered in the name of the same holder for at least two years shall carry double voting rights. In the event of a capital increase through the capitalization of reserves, profit or additional paid-in capital, the resulting bonus shares distributed to registered shareholders enjoying double voting rights will similarly carry double voting rights.

Registered shares converted into bearer shares or sold to a different holder lose their double voting rights. However, transfer through inheritance, liquidation of marital assets or transfers to a spouse or direct parent do not result in the loss of rights or registered status. The merger of the Company has no impact on double voting rights, provided that the bylaws of the surviving company allow for their exercise.

When shares are held in usufruct, voting rights are granted to the usufructuary in Ordinary and Extraordinary Meetings.

Disclosure thresholds

(Article 9 of the bylaws)

Any shareholder, acting alone or in concert with others, that directly or indirectly acquires a number of shares representing 1% of the Company's capital is required to disclose the acquisition to the Company, by registered letter with return receipt requested, sent to the head office, within five trading days of the date on which the disclosure threshold was crossed.

Above this 1% threshold, any increase of 0.5% or decrease of 1% in the number of shares held must also be disclosed.

Rules concerning disclosure thresholds were first approved at the Shareholders' Meeting of May 26, 1987 and modified at the Shareholders' Meeting of December 15, 1999. They also apply to any securities that are convertible, exchangeable, redeemable or otherwise exercisable for shares of the Company, as well as to the voting rights attached to the shares held or to these securities. In the case of mutual fund management companies, disclosure must be made, pursuant to article 9 of the bylaws, for all Company shares or voting rights held through the funds under management. These disclosures and the penalties for non-disclosure are regulated by article L. 233-14 of the French Commercial Code.

Restrictions on voting rights

(Article 9 of the bylaws)

In the case of failure to comply with disclosure requirements, at the request of one or several shareholders together holding at least 3% of the voting rights, the undisclosed shares will be stripped of voting rights for a period of two years following the date when the omission is remedied.

The Company may make use of legal procedures relative to the identification of holders of voting shares and any securities convertible, exchangeable, redeemable, or otherwise exercisable for voting shares.

As from January 9, 2006

At the Extraordinary Meeting held on January 9, 2006, shareholders approved a change in the Company's corporate governance structure and adopted new bylaws. Consequently, as from that date, information about the Company is as follows:

Company name

Accor

Registered office

2, rue de la Mare-Neuve, 91000 Évry, France

Primary business office

Tour Maine-Montparnasse, 33 avenue du Maine, 75015 Paris

Legal form

Joint stock corporation (*société anonyme*) governed by the applicable laws and regulations, including Articles L. 225-17 to L. 225-56 of the French Commercial Code.

Governing law

The laws and regulations of France.

Term

The Company was incorporated on April 22, 1960 and will be dissolved on April 22, 2059 unless it is wound up in advance or its term is extended.

Corporate purpose

(Article 3 of the bylaws)

The Company's corporate purpose is to engage in the following activities for its own account, on behalf of third parties, or jointly with third parties:

- The ownership, financing and management, directly, indirectly, or under specified mandates, of hotels, restaurants, bars of any nature or category and, more generally, any establishment related to lodging, food, tourism, leisure, and services.
- The economic, financial, and technical review of projects and, generally, all services related to the development, organization and management of the above-mentioned establishments, including all actions related to their construction or the provision of any related consulting services.
- The review and provision of services intended to facilitate the supply of meals to employees in companies, institutions and other organizations.
- The creation of any new company and the acquisition of interests by any method in any company operating in any business.
- All civil, commercial, industrial and financial transactions, involving both securities and property, related to the purposes of the Company and all similar or related purposes, in France and in all other countries.

Trade Register

The Company is registered in Evry under number 602 036 444.

Business Identification (APE) Code: 551A

Consultation of corporate documents

Corporate documents, including the bylaws, balance sheets, income statements, Board of Directors' reports, Auditors' reports and the annual accounts ledger, are available for consultation at Tour Maine-Montparnasse, 33, avenue du Maine, 75755 Paris cedex 15, France.

Fiscal year

The Company's fiscal year begins on January 1 and ends on December 31.

Income available for distribution

(Article 27 of the bylaws)

Income available for distribution consists of net profit for the year, less any losses brought forward from prior years and any amounts to be credited to reserves pursuant to the law, plus any unappropriated retained earnings brought forward from prior years.

After approving the accounts for the year and noting the existence of distributable income, the Annual Meeting may decide to appropriate all or part of said amount to the payment of a dividend. In the event of partial distribution, the Annual Meeting may decide to appropriate the remaining income to one or more reserve accounts. Alternatively, the Annual Meeting may decide to appropriate all of the income available for distribution to said reserve accounts.

Shareholders' Meetings

Notice of Shareholders' Meetings

(Article 24 of the bylaws)

Shareholders' Meetings shall be called as provided for by law. The Meetings shall take place at the registered office or at any other venue specified in the notice of meeting.

Attendance and representation

(Article 24 of the bylaws)

In accordance with applicable law, to be entitled to attend or be represented at Meetings, shareholders must either have their shares recorded in the share register kept by the Company at least two days prior to the date of the Meeting, or lodge at the address specified in the notice of meeting, at least two days prior to the date of the Meeting, their bearer stock certificates or a certificate issued by their stockbroker, bank or other intermediary attesting to their ownership of said shares.

However, shareholders may recover the free disposition of their shares in accordance with the applicable regulations.

Organization of Shareholders' Meetings

(Article 25 of the bylaws)

All shareholders have the right to attend or be represented at Shareholders' Meetings, within the conditions set by law. They may vote by proxy in accordance with Article 225-107 of the French Commercial Code. The proxy/postal voting form may be sent to the Company or to the Company's registrar in paper form or, by decision of the Board of Directors published in the notice of meeting, by electronic mail in accordance with the applicable laws and regulations.

Each share carries the right to one vote, except where voting rights are regulated by law.

Meetings are chaired by the Chairman of the Board of Directors or, in his or her absence, by a director designated by the Board. Otherwise, the Meeting elects its own Chairman.

The function of Scrutineer of the Meeting is fulfilled by the two shareholders present at the Meeting who represent the largest number of voting rights and who accept. The Bureau thus formed names a Secretary, who may or may not be a shareholder.

An attendance register is kept, pursuant to the law.

Copies or excerpts of the Meeting minutes are certified by the Chairman of the Board of Directors, the Chairman of the Meeting, or the Meeting Secretary.

Ordinary and Extraordinary Meetings fulfilling the relevant quorum and majority voting requirements exercise the powers vested in them by law.

Double voting rights

(Article 25 of the bylaws)

All fully paid shares registered in the name of the same holder for at least two years carry double voting rights.

In the event of a capital increase through the capitalization of retained earnings, profits or additional paid-in capital, the resulting bonus shares distributed in respect of registered shares carrying double voting rights will similarly carry double voting rights.

Registered shares converted into bearer shares or sold to a different holder lose their double voting rights. However, transfer through inheritance, liquidation of marital assets, inter vivos transfers to a spouse or to a relative in the ascending or descending line do not result in the loss of double voting rights or a break in the qualifying period. The merger of the Company has no impact on double voting rights, provided that the bylaws of the surviving company allow for their exercise.

When shares are held by beneficial and non-beneficial owners, voting rights in Ordinary and Extraordinary Meetings are exercised by the beneficial owner.

Disclosure thresholds

(Article 9 of the bylaws)

Any shareholder that directly or indirectly acquires an interest, or increases its interest, in the capital or voting rights of the Company, alone or in concert with other shareholders within the meaning of Article L.233-10 of the French Commercial Code, including any equivalent shares or voting rights as defined in Article L.233-9-1 of the Commercial Code, to above or below any statutory disclosure threshold is required to disclose its interest to the Company. In the case of failure to make such disclosure, the sanctions provided for by law will apply.

In addition, any shareholder that acquires or raises its interest to 1% of the capital or voting rights, is required to disclose its interest to the Company by registered letter with return receipt requested, within five trading days of the transaction date or the signature of any agreement resulting in the disclosure threshold being crossed, whatever the date on which the shares are recorded in the holder's account. The notification must include details of the total number of shares and share equivalents held and the number of voting rights held as provided for above.

Beyond said 1% interest, the same disclosure rules will apply to any increase in a shareholder's interest, as defined above, by any multiple of 0.5% of the capital or voting rights and to any reduction in a shareholder's interest by any multiple of 1% of the capital or voting rights.

The shares or voting rights referred to in paragraphs 1 to 8 of Article L.223-9-1 of the French Commercial Code are considered as being equivalent to the shares or voting rights held by the shareholder.

Restrictions on voting rights

(Article 9 of the bylaws)

In the case of failure to comply with the disclosure rules set out above, at the request of one or several shareholders representing at least 3% of the voting rights, duly recorded in the minutes of the Shareholders' Meeting, the undisclosed shares will be stripped of voting rights at all Shareholders' Meetings held in the two years following the date when the omission is remedied.

Statement of intention

(Article 9 of the bylaws)

Any shareholder that acquires or raises its interest to more than one-twentieth, three-twentieths or one quarter of the capital or voting rights is required to notify the Company of its intentions over the next twelve months.

At the end of each successive twelve-month period, any shareholder that continues to hold a number of shares or voting rights in excess of the above fractions will be required to notify the Company of its intentions for the following twelve months.

In particular, the shareholder must inform the Company of whether it is acting alone or in concert with other shareholders, whether or not it plans to purchase additional shares, and whether or not it intends to acquire control of the Company or to request its election or the election of one or several candidates of its choice as directors of the Company. The Company will have the right to inform the public and shareholders of the said shareholder's disclosed intentions, or of the shareholder's failure to comply with this disclosure requirement.

The shares or voting rights referred to in paragraphs 1 to 8 of Article L.223-9-1 of the French Commercial Code are considered as being equivalent to the shares or voting rights held by the shareholder.

Resolutions

Presentation of the Resolutions

This report outlines the terms and purpose of the resolutions to be submitted to shareholders for approval.

Approval of the 2005 financial statements of the Company

The purpose of the first resolution is to approve the 2005 financial statements of Accor SA.

In accordance with the provisions of Article L.225-100, paragraph 3, of the French Commercial Code, shareholders will also be invited to approve the consolidated financial statements, in the second resolution.

Regulated agreements

The third resolution concerns regulated agreements governed by articles L.225-38 and L. 225-86 of the French Commercial Code, which were approved by the Supervisory Board during 2005 and by the Board of Directors in the first quarter of 2006. These agreements are described in the Statutory Auditors' Special Report.

Appropriation of income and determination of the dividend

The purpose of the fourth resolution is to appropriate net profit for the year and set the amount of the dividend.

The Board of Directors recommends the payment of a dividend of €1.15 per share. The dividend was €1.30 (including a €0.25 exceptional dividend) for 2004 and €1.05 for both 2003 and 2002.

The 2005 dividend will not give rise to an avoir fiscal tax credit. However, eligible shareholders will be entitled to the 40% tax allowance provided for in Article 158.3.2 of the French General Tax Code.

In order to comply with CRC standard 2004-06 relating to the definition, recognition and measurement of assets, which has been applicable since January 1, 2005, certain deferred charges carried in the Company's balance sheet at December 31, 2004 have been reclassified to property and equipment, and the balance (excluding debt issuance costs) has been written off to retained earnings.

The recommended dividend is based on the following recommended appropriations:

- 2005 net profit €166,096,598.96

plus:

- Retained earnings: €477,948,401.95
- Prior-year dividends not paid out on treasury stock: €1,987,350.30

less:

- The impact of eliminating deferred charges that do not meet the asset recognition criteria under CRC 2004-06: €3,234,201.00
- **Total income available for distribution: €642,798,150.21**

Recommended appropriations:

- To the legal reserve: €3,166,579.50
- To dividends: €249,855,640.10
- To retained earnings: €389,775,930.61

The dividend will be paid as from May 17, 2006 on the 217,265,774 shares carrying dividend rights at January 1, 2005, excluding shares held in treasury stock.

Dividends for the last three years and the corresponding avoir fiscal tax credit were as follows:

In euros	2002	2003	2004
Dividend	1.050	1.050	1.300[1][2]
Avoir fiscal tax credit	0.525	0.525	
Total revenue	1.575	1.575	

(1) In accordance with the French Finance Act for 2004, this dividend did not give rise to a tax credit. However, eligible shareholders were entitled to a 50% tax allowance.

(2) Included a €0.25 exceptionel dividend.

Proposed Resolutions to be Submitted at the Annual Shareholders' Meeting

The following resolutions are subject to the quorum and majority voting rules applicable to Ordinary Shareholders' Meetings.

First resolution

Approval of the 2005 financial statements of the Company and the related reports

The Annual Meeting, having considered the management report of the Board of Directors and the Statutory Auditors' report on the financial statements, approves the report of the Board of Directors in its entirety and the financial statements of the Company for the year ended December 31, 2005, as presented.

The Annual Meeting also approves the transactions reflected in the financial statements and the action taken by the Management Board during the year.

Second resolution

Approval of the 2005 financial statements of the Group

The Annual Meeting, having considered the management report of the Board of Directors and the Statutory Auditors' report on the consolidated financial statements, approves the consolidated financial statements for the year ended December 31, 2005, as presented.

Third resolution

Approval of regulated agreements

The Annual Meeting, having considered the Statutory Auditors' special report on agreements governed by articles L.225-38 and L. 225-86 of the French Commercial Code, approves the agreements referred to therein and the transactions carried out under the agreements approved in prior years.

Fourth resolution

Appropriation of 2005 net income and dividend payment

The Annual Meeting, on the recommendation of the Board of Directors, notes that in order to comply with CRC standard 2004-06 relating to the definition, recognition and measurement of assets, which has been applicable since January 1, 2005, certain deferred charges carried in the Company's balance sheet at December 31, 2004 have been reclassified to property and equipment, and the balance (excluding debt issuance costs) has been written off to retained earnings.

The Annual Meeting approves the recommendation of the Board of Directors and resolves:

1. 2005 net profit	€166,096,598.96
plus:	
◦ Retained earnings	€477,948,401.95
◦ Prior-year dividends not paid out on treasury stock	€1,987,350.30
less:	
◦ The impact of eliminating deferred charges that do not meet the asset recognition criteria under CRC 2004-06	€3,234,201.00
Total income available for distribution	**€642,798,150.21**
to be appropriated as follows:	
◦ To the legal reserve	€3,166,579.50
◦ To dividends	€249,855,640.10
◦ To retained earnings	€389,775,930.61

2. Accordingly, after noting the existence of income available for distribution, the Annual Meeting resolves to pay a dividend of €1.15 on each of the 217,265,774 outstanding shares carrying rights to the 2005 dividend.

3. The divided for 2005 will not give rise to an *avoir fiscal* tax credit. Under the terms of the 2006 Finance Act (act n° 2005-1719 dated December 30, 2005), eligible shareholders may claim the 40% tax allowance provided for in article 158.3.2 of the French General Tax Code.

4. The dividend will be paid as of May 17, 2006.

As required by law, the Annual Meeting notes that dividends per share and related avoir fiscal tax credits for the last three years were as follows:

In euros	2002	2003	2004
Dividend	1.050	1.050	1.300[1][2]
Avoir fiscal tax credit	0.525	0.525	
Total revenue	1.575	1.575	

(1) In accordance with the French Finance Act for 2004, this dividend did not give rise to a tax credit. However, eligible shareholders were entitled to a 50% tax allowance.

(2) Included a €0.25 exceptionel dividend.

Fifth resolution

Powers to carry out formalities

The Annual Meeting gives full powers to the bearer of an original, extract or copy of the minutes of this Meeting to carry out any and all filing and other formalities required by law.



Material Contracts

During 2004 and 2005, material contracts (other than contracts entered into in the ordinary course of business) corresponded to agreements signed in relation to business acquisitions, as described in the notes to the consolidated financial statements (paragraphs D and E of Note 2 and Note 39).

Persons Responsible for the Registration Document, the Audit of the Accounts, and Documents Available to the Public

Persons Responsible for the Registration Document and for the Audit of the Accounts

Person responsible for the registration document

Gilles C. Pélisson — Chief Executive Officer and Director

Statement by the person responsible for the registration document

I hereby declare that having taken all reasonable care to ensure that such is the case, the information contained in this registration document is, to the best of my knowledge, in accordance with the facts and contains no omission likely to affect its import.

I obtained a statement from the Statutory Auditors at the end of their engagement affirming that they have read the whole of the registration document and examined the information about the financial position and the accounts contained therein.

Gilles C. Pélisson

Persons responsible for information

Éliane Rouyer
Senior Vice President, Investor Relations and Financial Communication
Tel.: +33 (0)1 45 38 86 26

Jacques Stern
Member of the Executive Committee - Chief Financial Officer, in charge of Purchasing and Information Technology Systems
Tel.: +33 (0)1 45 38 86 36

Pierre Todorov
Member of the Executive Committee - Corporate Secretary and Secretary of the Board of Directors
Tel.: +33 (0)1 45 38 87 33

Auditors

Statutory Auditors

Barbier Frinault & Autres
Member of the Ernst & Young network
Christian Chochon
41, rue Ybry, 92200 Neuilly-sur-Seine, France
Re-appointed for six years by the May 29, 2001 Annual Meeting.
Date of first appointment: June 16, 1995.

Deloitte et Associés
Alain Pons
David Dupont Noël
185, avenue Charles-de-Gaulle
BP 136
92203 Neuilly-sur-Seine Cedex, France
Re-appointed for six years by the May 29, 2001 Annual Meeting.
Date of first appointment: June 16, 1995.

Alternate Auditors

BEAS

7, Villa Houssay

92200 Neuilly-sur-Seine, France

Appointed for six years by the May 29, 2001 Annual Meeting.

Christian Chiarasini

41, rue Ybry, 92576 Neuilly-sur-Seine, France

Appointed for six years by the May 29, 2001 Annual Meeting.

Fees paid to the Auditors

Fees paid to the Auditors and members of their networks break down as follows:

At December 31, 2005	Ernst & Young *in € millions*			Deloitte *in € millions*			Total *in € millions*		
	France	Outside France	Total	France	Outside France	Total	France	Outside France	Total
AUDIT SERVICES									
- Statutory and contractual audits	2.6	-	2.6	2.4	5.6	8.0	5.0	5.6	10.6
- Audit-related services	0.1	-	0.1	0.1	1.0	1.1	0.2	1.0	1.2
SUB-TOTAL	*2.7*	-	*2.7*	*2.5*	*6.6*	*9.1*	*5.2*	*6.6*	*11.8*
OTHER SERVICES									
- Legal and tax advice	-	-	-	-	0.5	0.5	-	0.5	0.5
- IT consulting	-	-	-	-		-	-	-	-
- Internal audit assistance	-	-	-	-		-	-	-	-
- Other	-	-	-	-		-	-	-	-
SUB-TOTAL	-	-	-	-	*0.5*	*0.5*	-	*0.5*	*0.5*
TOTAL	**2.7**	-	**2.7**	**2.5**	**7.1**	**9.6**	**5.2**	**7.1**	**12.3**

At December 31, 2004	Ernst & Young *in € millions*			Deloitte *in € millions*			Total *in € millions*		
	France	Outside France	Total	France	Outside France	Total	France	Outside France	Total
AUDIT SERVICES									
- Statutory and contractual audits	2.5	-	2.5	2.2	5.1	7.3	4.7	5.1	9.8
- Audit-related services	0.2	-	0.2	0.6	0.9	1.5	0.8	0.9	1.7
SUB-TOTAL	*2.7*	-	*2.7*	*2.8*	*6.0*	*8.8*	*5.5*	*6.0*	*11.5*
OTHER SERVICES									
- Legal and tax advice	0.1	-	0.1	-	0.8	0.8	0.1	0.8	0.9
- IT consulting	-	-	-	-	-	-	-	-	-
- Internal audit assistance	-	-	-	-	-	-	-	-	-
- Other	-	-	-	-	-	-	-	-	-
SUB-TOTAL	*0.1*	-	*0.1*	-	*0.8*	*0.8*	*0.1*	*0.8*	*0.9*
TOTAL	**2.8**	-	**2.8**	**2.8**	**6.8**	**9.6**	**5.6**	**6.8**	**12.4**

Investor Relations and Documents Available to the Public

Accor's investor relations process is designed to provide increasingly transparent information. Institutional and individual investors, employees, customers, suppliers and partners can find everything they need to form an opinion about the quality of Accor's fundamentals.

Accor continually strives to promote shareholder involvement, including through organizing meetings and publishing documentation. Our relationship with the financial community is primarily nurtured by frequent meetings, in addition to the traditional annual and interim results presentations, in order to keep both private and institutional shareholders regularly informed in the most pro-active way possible. We tailor our information to the specific needs of different types of shareholders and financial analysts while constantly complying with the principle of fair access to information.

Meetings with investors

In 2005, meetings were held with around 500 representatives from 300 financial institutions and 25 roadshows were organized in Europe, the United States and Asia.

Some ten hotel visits were also organized so that investors could talk with line managers and gain a better understanding of our management practices and processes. Accor also took part in four international hotel industry conferences during the year.

As in previous years, opportunities were taken to meet with private shareholders, via two events held in Lyon and Lille which were attended by a total of some 800 shareholders. In addition, the Annual Shareholders' Meeting was once again a time for exchanging views and opinions.

Meetings were also organized in Paris, at the time of the annual and interim results announcements, for employee shareholders who are kept informed throughout the year through internal publications and the corporate intranet.

The Accor Shareholders Club

Created in May 2000 for shareholders owning at least 50 bearer shares or one registered share, the Accor Shareholders Club had 7,000 members as of December 31, 2005. In 2005 twelve site visits were organized for members, giving 220 shareholders an opportunity to discover the Group in a more personalized way. A schedule for these visits is provided on a six-monthly basis in the Shareholders Club Newsletter.

Club members have a special welcome desk at the Annual Shareholders' Meeting and are provided with regular news about Accor, through the Letter to Shareholders and the Club Newsletter. They may also ask to receive all of the Group's other publications.

Since 2002, the membership card allows holders to benefit from the advantages offered by the Mouvango network. Cardholders can earn points in Accor hotels in mainland France, Belgium and Luxembourg, as well as with partners in France including Total, Europcar, Courtepaille, Bouygues Telecom, Gaumont and Pathé cinemas and the Léon de Bruxelles restaurant chain.

In a survey sent out by the Group, to which 1,500 Club members replied, an average of 90% of the respondents stated that they were satisfied with the documents and services provided.

Investor Relations and Documents Available to the Public

Accor's investor relations process is designed to provide increasingly transparent information. Institutional and individual investors, employees, customers, suppliers and partners can find everything they need to form an opinion about the quality of Accor's fundamentals.

Accor continually strives to promote shareholder involvement, including through organizing meetings and publishing documentation. Our relationship with the financial community is primarily nurtured by frequent meetings, in addition to the traditional annual and interim results presentations, in order to keep both private and institutional shareholders regularly informed in the most pro-active way possible. We tailor our information to the specific needs of different types of shareholders and financial analysts while constantly complying with the principle of fair access to information.

Meetings with investors

In 2005, meetings were held with around 500 representatives from 300 financial institutions and 25 roadshows were organized in Europe, the United States and Asia.

Some ten hotel visits were also organized so that investors could talk with line managers and gain a better understanding of our management practices and processes. Accor also took part in four international hotel industry conferences during the year.

As in previous years, opportunities were taken to meet with private shareholders, via two events held in Lyon and Lille which were attended by a total of some 800 shareholders. In addition, the Annual Shareholders' Meeting was once again a time for exchanging views and opinions.

Meetings were also organized in Paris, at the time of the annual and interim results announcements, for employee shareholders who are kept informed throughout the year through internal publications and the corporate intranet.

The Accor Shareholders Club

Created in May 2000 for shareholders owning at least 50 bearer shares or one registered share, the Accor Shareholders Club had 7,000 members as of December 31, 2005. In 2005 twelve site visits were organized for members, giving 220 shareholders an opportunity to discover the Group in a more personalized way. A schedule for these visits is provided on a six-monthly basis in the Shareholders Club Newsletter.

Club members have a special welcome desk at the Annual Shareholders' Meeting and are provided with regular news about Accor, through the Letter to Shareholders and the Club Newsletter. They may also ask to receive all of the Group's other publications.

Since 2002, the membership card allows holders to benefit from the advantages offered by the Mouvango network. Cardholders can earn points in Accor hotels in mainland France, Belgium and Luxembourg, as well as with partners in France including Total, Europcar, Courtepaille, Bouygues Telecom, Gaumont and Pathé cinemas and the Léon de Bruxelles restaurant chain.

In a survey sent out by the Group, to which 1,500 Club members replied, an average of 90% of the respondents stated that they were satisfied with the documents and services provided.

Useful information available to everyone

All of the Group's financial news and publications can be accessed at www.accor.com/finance / a database-like tool dedicated to financial communications. The site carried carries live and deferred webcasts of results presentations and of the Annual Shareholders' Meeting, as well as audio retransmissions of conference calls held in conjunction with quarterly revenue releases. The Accor share price can be tracked in real time and there is a specific area for private shareholders and members of the Shareholders Club.

A wide array of documents, whose information exceeds regulatory requirements, is available upon request or can be viewed on the Accor financial communications website at www.accor.com/finance. A list of these documents, which have been available in electronic form since 1997, is provided below:

- The annual report and the registration document filed with the *Autorité des Marchés Financiers* (AMF), France's securities regulator. These publications were awarded prizes by the French financial community in 2000 and 1997, respectively.
- The Identity Card, which provides a brief introduction to Accor along with illustrations.
- The Letter to Shareholders, mailed twice a year to private shareholders owning at least 250 bearer shares and to all shareholders listed in the Company's share register, as well as to members of the Accor Shareholders Club. A special edition translated into eleven languages is sent to employee-shareholders.
- Revenue, results and other financial announcements published in the French press.
- Information memoranda filed with the AMF concerning corporate actions.
- The Shareholder Guide.
- Notices of shareholder meetings, sent systematically to registered shareholders as well as to members of the Shareholders Club on request.
- The Shareholders Club Newsletter, sent twice a year to the 7,000 Club members and the Club's practical guide, which is available on request.

Legal documents may also be consulted at Accor's headquarters at Tour Maine Montparnasse, 33 avenue du Maine, 75015 Paris, France.

Shareholder contact

Shareholders in France can call 0 811 01 02 03 (calls charged at local rate) at any time to obtain general information about the Group, the latest share price and practical guidelines for private shareholders. Operators are available to answer questions from 9:00 a.m. to 6:00 p.m from Monday to Friday and messages may be left out of hours which are answered as soon as possible.

Investor Relations and Financial Communications Officer

Éliane Rouyer

Tour Maine Montparnasse

33, avenue du Maine

75755 Paris cedex 15, France

Tel.: +33 (0)1 45 38 86 26

Fax: +33 (0)1 45 38 85 95

Shareholder hotline (France only): 0811 01 02 03 (local rate)

E-mail: comfi@accor.com

Since 2004, Éliane Rouyer, Senior Vice President, Investor Relations and Financial Communication, has been the President of CLIFF, the French Investor Relations Association.

Information Incorporated by Reference

The following information is incorporated by reference in this registration document.

2004

The following are included in the registration document filed with the Autorité des marches financiers under no. D.05-330 on April 4, 2005:

- The 2004 financial statements prepared in accordance with French generally accepted accounting principles in force in 2004 (pages 55 to 100).
- A review of the Group's 2004 results (pages 16 to 23).
- The Statutory Auditors' reports on the consolidated financial statements and the parent company financial statements, and the Statutory Auditors' special report on regulated agreements (pages 54, 102 and 114).

2003

The following are included in the registration document filed with the Autorité des marches financiers under no. D.04-437 on April 8, 2004:

- The 2003 financial statements prepared in accordance with French generally accepted accounting principles in force in 2003 (pages 37 to 80).
- A review of the Group's 2003 results (pages 10 to 16).
- The Statutory Auditors' reports on the consolidated financial statements and the parent company financial statements, and the Statutory Auditors' special report on regulated agreements (pages 36, 82 and 92).

Financial Publications

The following information was published or made available to the public by Accor during the last twelve months (April 1, 2005 through March 31, 2006), in accordance with article L. 451-1-1 of the French Monetary and Financial Code and article 221-1-1 of the General Regulations of the Autorité des marches financiers:

- 2004 registration document* filed with the *Autorité des Marchés Financiers* on April 4, 2005 under number D.05-330.
- Information Memorandum relating to share buybacks*drawn up prior to the Annual Shareholders' Meeting held on second call on May 3, 2005, approved by the AMF under visa number 05-230 dated April 8, 2005.
- 2004 consolidated and parent company financial statements* published in the French legal gazette (*Bulletin des Annonces Légales Obligatoires*) on April 13, 2005.
- Update to the 2004 registration document* filed with the *Autorité des Marchés Financiers* on April 26, 2005 under number D.05-330-A01.
- Information memorandum on the listing of the Accor shares to be created on conversion of convertible bonds and redemption of equity notes underwritten by ColTime S.A.R.L.*, filed with the *Autorité des Marchés Financiers* on April 26, 2005 under number 05-307.
- Second notice of meeting. As a quorum was not reached for the Combined Ordinary and Extraordinary Shareholders' Meeting called for April 25, 2005, a second notice was issued calling the meeting for May 3, 2005, published in the *Bulletin des Annonces Légales Obligatoires* on April 27, 2005.
- Press release dated April 27, 2005 on first quarter 2005 revenue* .
- First-quarter 2005 revenue* published in the *Bulletin des Annonces Légales Obligatoires* on May 4, 2005.
- Final consolidated and parent company financial statements for 2004*, Statutory Auditors' report and income appropriation published in the *Bulletin des Annonces Légales Obligatoires* on May 13, 2005.
- Notice relating to voting rights published in the *Bulletin des Annonces Légales Obligatoires* on May 20, 2005.
- Notice relating to the listing on the Eurolist market of Euronext Paris S.A. (Segment A) of the Accor shares to be issued on conversion of convertible bonds and redemption of equity notes underwritten by ColTime S.A.R.L, published in the *Bulletin des Annonces Légales Obligatoires* on May 25, 2005.
- Press release dated July 27, 2005 on second-quarter 2005 revenue*.
- Second-quarter 2005 revenue* published in the *Bulletin des Annonces Légales Obligatoires* on August 3, 2005.
- Press release dated September 7, 2005 on the 2005 interim consolidated financial statements*.
- 2005 interim consolidated financial statements* published in the *Bulletin des Annonces Légales Obligatoires* on September 23, 2005.
- Press release issued by the Supervisory Board* on October 10, 2005.
- Press release dated October 26, 2005 on third-quarter 2005 revenue*.
- Third-quarter 2005 revenue* published in the *Bulletin des annonces légales obligatoires* on November 4, 2005.
- Press release dated November 21, 2005 describing changes in the Company's corporate governance structure through the creation of a Board of Directors (subject to shareholder approval)*.
- Notice of meeting for the Combined Ordinary and Extraordinary Shareholders' Meeting to be held on January 9, 2006, published in the *Bulletin des Annonces Légales Obligatoires* on December 7, 2005.
- Information Memorandum relating to share buybacks* drawn up prior to the Shareholders' Meeting of January 9, 2006, published on the website of the *Autorité des Marchés Financiers* on December 15, 2005.
- Press release on the change in the Company's corporate governance structure as ratified by the Combined Ordinary and Extraordinary Shareholders' Meeting* held on January 9, 2006.
- Press release dated January 11, 2006 relating to the Group's new Executive Committee.
- Press release dated January 12, 2006 relating to the request to convert 2003 Accor OCEANE bonds into shares*.
- Press release dated January 25, 2006 on 2005 full-year revenue*.
- 2005 full-year revenue* published in the *Bulletin des Annonces Légales Obligatoires* on February 1, 2006.
- Press release dated March 6, 2006 relating to the disposal of six Sofitel hotels in the United States, under sale-and-management-back contracts*.
- Press release dated March 6, 2006 concerning the sale of 76 hotel properties to Foncière des Murs*.
- Press release dated March 8, 2006 on the 2005 consolidated financial statements*.
- Press release dated March 8, 2006 relating to the sale of Compass shares*.

**Information available on the Company's website at www.accor.com/finance.*

Cross-reference Table

The table below provides cross references between the pages in the registration document and the key information required under European Commission Regulation (EC) n° 809/2004 implementing EC Directive 2003/71/EC of the European Parliament and of the Council.

Key information required under Annex 1 of European Commission Regulation 809/2004	Registration document page number
1. PERSONS RESPONSIBLE	**212**
2. STATUTORY AUDITORS	**213**
3. SELECTED FINANCIAL INFORMATION	
3.1. Historical financial information	14
3.2 Selected financial information for interim periods	N/A
4. RISK FACTORS	**51-54**
5. INFORMATION ABOUT THE ISSUER	
5.1. History and development of the issuer	12-13; 127-131; 204-208; 216
5.2. Investments	16-17; 44; 127-131; 167
6. BUSINESS OVERVIEW	
6.1. Principal activities	4-11
6.2 Principal markets	4-11; 37-40; 132-133
6.3. Exceptional factors	N/A
6.4. Dependence on patents or licenses, industrial, commercial or financial contracts or new manufacturing processes	N/A
6.5. Competitive position	4-11
7. ORGANIZATIONAL STRUCTURE	
7.1. Brief description of the Group	174-175
7.2. List of significant subsidiaries	47-49; 174-175; 196-199
8. PROPERTY, PLANT AND EQUIPMENT	
8.1. Material tangible fixed assets and any major encumbrances thereon	7
8.2. Environmental issues that may affect the utilization of tangible fixed assets	7
9. OPERATING AND FINANCIAL REVIEW	
9.1. Financial condition	37-45
9.2. Operating results	37-45; 53
10. CAPITAL RESOURCES	
10.1. Information concerning capital resources	50
10.2. Cash flows	50
10.3. Borrowing requirements and funding structure	50
10.4. Restrictions on the use of capital resources	50
10.5. Anticipated sources of funds	50
11. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	**N/A**
12. TREND INFORMATION	
12.1. Significant recent trends	18
12.2. Known trends or events that are reasonably likely to have a material effect on the issuer's prospects	18
13. PROFIT FORECASTS OR ESTIMATES	**N/A**
14. ADMINISTRATIVE, MANAGEMENT, AND SUPERVISORY BODIES AND SENIOR MANAGEMENT	
14.1. Administrative bodies	65-78
14.2. Conflicts of interest	57

15. REMUNERATION AND BENEFITS	
15.1. Remuneration and benefits in kind	87-93
15.2. Total amounts set aside or accrued to provide pension, retirement or similar benefits.	89
16. BOARD PRACTICES	
16.1. Date of expiration of current terms of office	65-68
16.2. Service contracts with members of the administrative, management or supervisory bodies	68
16.3. Audit and compensation committees	57
16.4. Statement of compliance with France's corporate governance regime	56
17. EMPLOYEES	
17.1. Number of employees	19-29
17.2. Shareholdings and stock options	90-92
17.3. Arrangements for involving employees in the capital of the issuer	92-93
18. MAJOR SHAREHOLDERS	
18.1. Shareholders owning over 5% of the capital	100-102
18.2. Different voting rights	100-102
18.3. Control of the issuer	N/A
18.4. Arrangements which may result in a change in control of the issuer	N/A
19. RELATED PARTY TRANSACTIONS	**176**
20. FINANCIAL INFORMATION CONCERNING THE ISSUER'S ASSETS AND LIABILITIES, FINANCIAL POSITION AND PROFITS AND LOSSES	
20.1. Historical financial information	107-189
20.2. Pro forma financial information	N/A
20.3. Financial statements	107-189
20.4. Auditing of historical annual financial information	108
20.5. Age of latest financial information	107-189
20.6. Interim and other financial information	N/A
20.7. Dividend policy	103
20.8. Legal and arbitration proceedings	53
20.9. Significant change in the issuer's financial or trading position	18
21. ADDITIONAL INFORMATION	
21.1. Share capital	94-102; 172
21.2. Memorandum and articles of association	56-64; 204-208
22. MATERIAL CONTRACTS	**211**
23. THIRD PARTY INFORMATION AND STATEMENT BY EXPERTS AND DECLARATIONS OF ANY INTERESTS	**N/A**
24. DOCUMENTS ON DISPLAY	**215-216**
25. INFORMATION ON HOLDINGS	**196-199**

Photos : Jacques Lebar, Fabian Charaffi, David Lefranc, Ludovic Aubert, Serge Detalle, Pierre-Emmanuel Rastoin

Graphic creation and design : Labrador

8 rue Lantiez - 75017 Paris - France - Tél. : 00 33 1 53 06 30 80

ACCOR.com
ACCORhotels.com
ACCORservices.com

Notice of meeting

ANNUAL GENERAL MEETING

Wednesday, May 10th 2006, 10:00 am

at Novotel Paris Tour Eiffel
61, quai de Grenelle - 75015 Paris - France


ACCOR



With 168,000 employees in 140 countries, Accor is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:

- **Hotels** with the **Sofitel, Novotel, Mercure, Suitehotel, Ibis, Etap Hotel, Formule 1, Motel 6** and **Red Roof Inn** brands: over 4,000 hotels and 470,000 rooms in 90 countries, as well as other businesses (restaurants notably **Lenôtre,** casinos and travel agencies);

- **Services to corporate clients and public institutions:** 21 million people in 35 countries use a broad range of services (food vouchers, people care services, incentive, loyalty programs) engineered and managed by **Accor Services.**

Members of the Board of Directors

Chairman **Serge Weinberg***	Chairman and Chief Executive Officer of Weinberg Capital Partners
Gilles Pélisson	Chief Executive Officer of Accor
Thomas J. Barrack	Founder, Chairman and Chief Executive Officer of Colony Capital LLC
Sébastien Bazin	Managing Director Europe and Chief Executive Officer of Colony Capital SAS
Isabelle Bouillot*	Consultant, Board Member of several companies
Philippe Camus*	Co-Managing Partner of Groupe Lagardère
Aldo Cardoso*	Board Member of several companies
Philippe Citerne	Director and Chief Operating Officer of Société Générale
Etienne Davignon	Vice-Chairman of Suez-Tractebel
Gabriele Galateri di Genola*	Chairman of Mediobanca S.p.A.
Sir Roderic Lyne*	Former Ambassador of the UK
Dominique Marcel	Vice-President, Finance and Strategy, and member of the Executive Committee of Caisse des Dépôts et Consignations
Francis Mayer	Chief Executive Officer of Caisse des Dépôts et Consignations
Baudouin Prot	Director and Chief Executive Officer of BNP-Paribas
Franck Riboud*	Chairman and Chief Executive Officer of Danone
Jérôme Seydoux*	Chairman and Member of the Executive Board of Pàthé SAS
Theo Waigel*	Former Minister of Finance of Germany

** Independent Director.*

The presentation of Directors is available in the Notice of Meeting of the Combined Ordinary and Extraordinary Shareholders' Meeting of January 9th, 2006 and in the 2005 Financial Statements filed with the *Autorité des marchés financiers.*
You can download them from the website **www.accor.com/finance** or ask for them by phone 33 (1) 45 38 86 26, e-mail **comfi@accor.com** or mail Accor – Investor Relations & Financial Communications – Tour Maine Montparnasse – 33 avenue du Maine – 75755 Paris cedex 15 - France.

Agenda:

- Approval of the 2005 financial statements of the Company and the related reports
- Approval of the 2005 financial statements of the Group
- Approval of regulated agreements
- Appropriation of 2005 net income and dividend payment
- Powers to carry out formalities

To be eligible to vote

To participate in the Shareholder's Meeting, you must provide evidence that you own shares in Accor at least two days before the date of the Meeting:

- If your **shares are held in registered form**, ownership is evidenced by their entry in the Share Register kept by the Company;
- If your **shares are held in bearer form**, ownership will need to be evidenced by a certificate issued by the bank or broker that manages your share account stating that the shares have been placed in a blocked account.

This certificate should be sent to Société Générale, the custodian bank for Accor shares, along with the proxy/postal voting form, as explained below.

However, under French legislation (NRE Act, "Nouvelles Régulations Economiques"), this block may be lifted during the two-day period, allowing you to sell all or part of your shares of your shares until 3:00 pm Paris time on the day before the Shareholders' Meeting. If so, you will only be entitled to exercise the number of votes corresponding to the shares remaining in your account.

How to vote?

You may exercise your right to vote in any one of four ways:

- **You can attend the Meeting in person;**
- **You can give proxy to the Chairman of the Meeting to vote on your behalf;**
- **You can give proxy to another shareholder or your spouse;**
- **You can cast a postal vote.**

In all cases, you should indicate your choice using the proxy/postal voting form enclosed with this Notice of Meeting. The form should be sent to Société Générale at the following address:

Société Générale
Service des Assemblées Générales
BP 81 236
44312 Nantes cedex 3 - France

The form has to be received by Société Générale by May 5th, 2006.

You plan to attend the Meeting in person


PLACE CH.
DE GAULLE
Trocadéro
Rue de Passy
Rue de l'Alboni
Kennedy
Champ de Mars
Av. de la Bourdonnais
Av. G. Eiffel
Planfax ©
Parc du Champ de Mars
R. J. Rey
Maison de la Radio
Pdt Pompidou
Bir-Hakeim
Rue de la Fédération
de Suffren
Avenue Georges
La Seine
Quai de Grenelle
Pl. de Brazzaville
Rue Viala
Dupleix
Grenelle
Statue de la Liberté
Rue Linois
GARE MONTPARNASSE
Javel
QUAI D'ISSY
Emile Zola
Charles Michels

At Novotel Paris Tour Eiffel
61, quai de Grenelle - 75015 Paris- France

You should inform Société Générale of your intention to attend by requesting an admittance card as soon as possible. Simply check **box A** in the upper left corner of the proxy form, date and sign the form in the section at the bottom, and indicate your name and address in the space at the bottom right (or if your name and address are already printed, verify that they are correct). If you hold your shares in bearer form, you should also include the certificate stating that your shares have been placed in a blocked account.

An admittance card will be sent to you. If you do not receive the card in time to attend the Meeting, you will nevertheless be granted admittance to the Meeting if you present the certificate stating that your shares have been placed in a blocked account.

You would like to vote by proxy or by post

If you are unable to attend the Meeting, you may vote in one of the three ways described below. In all cases, you should check box B in the upper left corner of the proxy form, date and sign the form in the section at the bottom, and indicate your name and address in the space at the bottom right (or if your name and address are already printed, verify that they are correct). If you hold your shares in bearer form, you should also include the certificate stating that your shares have been placed in a blocked account.

- **YOU WANT TO CAST A POSTAL VOTE.** Check the ① "**I vote by post**" box and indicate your vote for each resolution. Note that by casting a postal vote, you are no longer entitled to attend the Meeting in person or give proxy to vote on your behalf.
- **YOU WANT TO GIVE PROXY TO THE CHAIRMAN OF THE MEETING** to vote on your behalf. Check the "**I hereby give my proxy to the Chairman of the Meeting**" box. ② The Chairman will vote on your behalf in favour of all the resolutions submitted by the Board.
- **YOU WANT TO GIVE PROXY TO ANOTHER SHAREHOLDER OR TO YOUR SPOUSE.** Check the "**I hereby appoint...**" box and indicate the name of your spouse or the ③ shareholder to whom you are giving proxy to attend the Meeting and vote on your behalf.


You plan to attend the Meeting in person: Check here (A), otherwise check here (B).
You want to cast a postal vote: Check here and follow the instructions.
You want to give proxy to the Chairman of the Meeting: Check here.
You want to give proxy to another person, who will attend the Meeting: **Check here** and indicate the person's name.
In all cases, date and sign the form here.
Write your name and address here or verify them if they are already printed.

IMPORTANT : avant d'exercer votre choix, veuillez prendre connaissance des instructions situées au verso / *Before selecting, please see instructions on reverse side.*

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / *WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM*

A. [ ] Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / *I wish to attend the shareholder's meeting and request an admission card : date and sign at the bottom of the form.*

B. [ ] J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / *I prefer to use the postal voting form or the proxy form as specified below.*

ACCOR
Société Anonyme
au Capital de 6[illegible]1 855 717 €
Siège Social : 2, rue de la Mare-Neuve
91000 EVRY
602 036 444 RCS EVRY

ASSEMBLÉE GÉNÉRALE ORDINAIRE
DU 10 MAI 2006
ORDINARY GENERAL MEETING
OF MAY 10, 2006

CADRE RESERVÉ / *For Company's use only*
Identifiant / *Account*
Nombre d'actions / *Number of shares* — Nominatif / *Registered* (VS / *single vote*; VD / *double vote*); Porteur / *Bearer*
Nombre de voix / *Number of voting rights* :

① **JE VOTE PAR CORRESPONDANCE / *I VOTE BY POST***
Cf. au verso renvoi (3) - *See reverse (3)*

Je vote OUI à tous les projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance, **à l'EXCEPTION** de ceux que je signale en noircissant comme ceci ■ la case correspondante et pour lesquels **je vote NON** ou je m'abstiens.
I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this ■, for which I vote against or I abstain.

1 [ ] 2 [ ] 3 [ ] 4 [ ] 5 [ ]

Sur les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance, je vote en noircissant comme ceci ■ la case correspondant à mon choix.
On the draft resolutions not approved by the Board of Directors, I cast my vote by shading the box of my choice - like this ■.

	Oui/Yes	Non/No Abst/Abs		Oui/Yes	Non/No Abst/Abs
A	[ ]	[ ]	F	[ ]	[ ]
B	[ ]	[ ]	G	[ ]	[ ]
C	[ ]	[ ]	H	[ ]	[ ]
D	[ ]	[ ]	J	[ ]	[ ]
E	[ ]	[ ]	K	[ ]	[ ]

② **JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE**
dater et signer au bas du formulaire, sans rien remplir
I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING
date and sign the bottom of the form without completing it
cf. au verso renvoi (2) - *See reverse (2)*

③ **JE DONNE POUVOIR A :** (soit le conjoint, soit un autre actionnaire - cf. renvoi (2) au verso) **pour me représenter à l'assemblée** / *I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2)) to represent me at the above mentioned meeting.*
M, Mme ou Mlle / *Mr, Mrs or Miss*
Adresse / *Address*

ATTENTION : S'il s'agit de titres au porteur, les présentes instructions que vous avez données, ne seront valides que si les titres correspondants ont été immobilisés, dans les délais prévus, par l'établissement financier qui tient votre compte de titres.
CAUTION : concerning bearer shares, your vote or proxy will not be counted unless these shares have been blocked from trading by the subcustodian within the prescribed period.

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement) - Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)
Cf. au verso renvoi (1) - *See reverse (1)*

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting.*
- Je donne pouvoir au Président de l'A.G. de voter en mon nom. / *I appoint the Chairman of the meeting to vote on my behalf* .... [ ]
- Je m'abstiens (l'abstention équivaut à un vote contre). / *I abstain from voting (is equivalent to a vote against).* .... [ ]
- Je donne procuration (cf. au verso renvoi 2) à M, Mme ou Mlle .... pour voter en mon nom / *I appoint (see reverse (2)) Mr, Mrs or Miss / to vote on my behalf* [ ]

Pour être prise en considération, toute formule doit parvenir au plus tard :
In order to be considered, this completed form must be returned at the latest

à la BANQUE / *to the Bank* 05/05/2006, *MAY 05, 2006*
à la SOCIÉTÉ / *to the Company* 09/05/2006, *MAY 09, 2006*

Date & Signature

Accor's 2005 results were in line with its stated targets, with strong gains led by a more favorable hotel cycle and sharp growth in the Services business. The balance sheet has been considerably strengthened.

2005 consolidated financial results

Consolidated revenue rose by 7.9% to €7,622 million. Expansion added 4.5% to revenue growth while asset disposals had a 2.5% negative impact. The currency effect was a positive 1.2%, primarily reflecting the appreciation of the Brazilian real. At constant scope of consolidation and exchange rates, the increase was 4.7%, reflecting a strong overall business performance.

Revenue by business


Services
8%
Hotels
68 %
Other activities
24%

Revenue by region


North America
17%
Latin America and Carribeans
8%
France
34%
Europe (excl. France)
34%
Other countries(*)
7%

(*) Worldwide structures are included in "Other".

Ebitdar (earnings before interest, taxes, depreciation, amortization and rental expense) represents a key performance indicator.

It totalled €1,986 million in 2005, an increase of 8.8%.

Ebitdar represented 26.1% of consolidated revenue, compared to 25.8% in 2004. Like-for-like, Ebitdar margin improved by 0.4 point.

Ebitdar by business


Services
13%
Hotels
78 %
Other activities
9%

Ebitdar by region


North America
21%
Latin America and Carribeans
7%
France
31%
Europe (excl. France)
36%
Other countries(*)
5%

(*) Worldwide structures are included in "Other".

In *Upscale and Midscale Hotels,* Ebitdar margin improved by 0.2 point like-for-like to 24.7%. Excluding Continental Europe, Ebitdar margin rose sharply, particularly in North America, Latin America and the United Kingdom. In France, it decreased, weighed down by higher payroll costs as from July 1, which were only partially offset by effective management of average room rates.

In *Economy Hotels outside the US,* Ebitdar margin stood at 36.0%, up 0.6 point like-for-like. In France, which was especially hard hit by higher payroll costs in the second half, Ebitdar margin contracted by 0.5 point like-for-like. In the rest of Europe, the 1.7-point like-for-like margin improvement reflected the region's solid business performance for the year.

In the *US Economy* segment, higher revenue led to a 0.7-point rise in like-for-like Ebitdar margin, with an especially sharp improvement in the second half, following a first half that was impacted by non-recurring payroll costs.

In the *Services* business, Ebitdar margin widened to 40.4%, a 1.0-point improvement over 2004. The Division's overall performance for the year was very solid.

In 2005, **Operating profit before tax and non recurring items** rose by 17.6% to €603 million, in line with the target announced when the interim results were released last September. This evolution resulted of margin improvement and fixed asset holding cost management (rental expense plus depreciation and interest), representing 18.2% of 2005 revenue, versus 18.6% in 2004.

Net profit, Group share came in at €333 million, up 42.9% from the previous year.

Earnings per share rose to €1.55 from €1.17 in 2004, based on the weighted average 214,782,601 shares outstanding in 2005.

2005 cash flows

Funds from operations increased 9.6% to €935 million, from €853 million in 2004.

Renovation and maintenance expenditure rose by 43.0% to €449 million, representing 5.9% of revenue, versus 4.4% in 2004.

Free cash flow amounted to €486 million.

Development expenditure totalled €479 million, versus €680 million, including €308 million for the acquisition of a stake in Club Méditerranée.

Proceeds from disposals of assets amounted to €313 million and included €237 million from the disposal of hotel assets, notably the sale of 128 hotels to Foncière des Murs.

The €822 million increase in proceeds from the issue of **share capital** included €433 million from the recognition in equity of the ORA equity notes purchased by Colony, as well as the conversion of Accor 2003 "Océane" convertible bonds and the exercise of employee stock options and rights.

In general, the main financial ratios improved significantly, reflecting the Accor's solid financial position at December 31, 2005.

Net debt declined sharply, by 36.7%, to €1,420 million at December 31, 2005.

The **gearing ratio** stood at 32%, compared with 71% at December 31, 2004.

The **funds from operations/adjusted net debt ratio** is calculated according to a method used by the main ratings agencies, with net debt adjusted for the 8% discounting of future cash flows from fixed rents. The ratio improved by 4.5 points to 16.8% at December 31, 2005 from 12.3% the year before.

Return on capital employed (ROCE), corresponding to EBITDA expressed as a percentage of fixed assets at cost plus working capital, rose to 10.7% from 10.0% in 2004.

Value created is calculated as follows:

$$\left(\text{ROCE after tax} - \text{Weighted average cost of capital}\right) \times \text{Capital employed}$$

Based on an ROCE after tax of 8.6%, a weighted average cost of capital of 6.5% and capital employed of €11.3 billion, the value created by Accor (Economic Value Added or EVA®) totalled €236 million, versus €184 million in 2004, an increase of 28.3%.

Group strategy

Accor is solidly anchored in two global core businesses: Hotels and Services

In the Hotels business, we are pursuing our asset management strategy to improve return on capital employed, while turning our attention to four new strategic objectives:

- developing our brands through more active marketing and a more assertive approach to innovation;
- expanding our networks on five continents, especially in emerging markets;
- improving our operating margins in Europe and the United States;
- implementing a leaner, more transparent organization, thanks to the reorganization of our corporate support services.

In the Services business, we want to intensify the following processes:

- enhancing brand and product alignment around four service lines;
- driving sustained organic growth by deploying products and services in existing geographic markets;
- stepping up the pace of acquisitions.

Hotels

A strategic focus on the brands


Operational levers
Operational management o Purchasing o IT systems
o Sales and Marketing o Communication o Human Resources
OUR VISION:
LEVERAGE OUR POWERFUL BRANDS AND COMPETITIVELY
DIFFERENTIATED, INNOVATIVE PRODUCTS
TO CAPITALIZE ON OUR "LEADERSHIP DRIVERS"
FORMULE 1
SOFITEL
Grand Mercure
NOVOTEL
Mercure
Suitehotel
ibis
Red Roof Inn
Etap
MOTEL 6
Asset management lever
Deepen partnerships
with leading real estate companies
Development lever
Speed growth through owned properties,
management and franchise contracts

Accor intends to leverage powerful brands and innovative, competitively differentiated and customer-focused products to capture the full value of its leadership levers.

In terms of operations, more powerful brands will drive faster revenue growth and enable us to attract the best talent and enhance our human capital.

In terms of asset management, more powerful brands will heighten our profile, thereby supporting our strategy of partnering with leading real estate companies around the world.

Lastly, more powerful brands will enable Accor to speed growth through owned properties, management contracts and franchises.

Accor is therefore strategically committed to enhancing the attractiveness of its brands:

- in the upper upscale segment with Sofitel, by creating a more consistent network, present in leading cities and resorts on five continents;
- in the midscale segment with Novotel, by consolidating its global presence in major national and international cities and resorts, and by renewing the focus on innovation, particularly in rooms;
- in the upscale and midscale segments with Grand Mercure and Mercure, by positioning them as the benchmark in non-standardized hotels, with the goal of developing large franchise networks;
- in the upper economy segment with Ibis, by becoming the global market leader and by positioning the chain as the right product for deployment on five continents, especially in emerging markets;
- in the upper economy segment with Red Roof Inn, by growing it from a regional to a national chain, primarily through franchising and capitalizing on a renovated product;
- in the budget segment with Etap Hotel, Motel 6 and Formule 1, by maintaining our global market leadership.

These objectives have led us to create a strategic marketing department to improve our customer knowledge, encourage the creation of innovative products, advertise the brands and promote them online, and revitalize our loyalty programs.

From segmenting brands to differentiating operating structures

To optimize the hotel portfolio, hotel operating structures are tailored to individual market segments depending on their return on capital employed and earnings volatility.

Significant differences in profitability and volatility depending on the hotel segment



ROCE Underlying
Change in RevPar cycle trough peak
Sofitel
4% / 8%
-15% / + 15%
Novotel / Mercure
8% / 12%
-4% / + 4%
Ibis / Etap / Formule1
13% / 15%
+1% / + 4%
Motel6 / Red Roof Inn
9% / 12%
-4% / + 4%
SOFITEL
Grand Mercure
NOVOTEL
Mercure
Suitehotel
ibis
Etap
FORMULE1
Red Roof Inn
MOTEL 6

As part of this process, assets are thoroughly reviewed to identify strategic hotels to be managed under long-term holding structures and non-strategic hotels that could be sold, either outright or through sale and franchise-back arrangements.

To optimize return on capital employed and reduce earnings volatility, the Group is continuing to optimize the operating structures of strategic hotels, with a preference for:

- management contracts in the upper upscale;
- variable leases in the midscale;
- variable and fixed leases and franchise agreements in Economy hotels in Europe;
- franchise agreements in Economy hotels in the United States.

In the upper upscale, this process involves selling hotel properties and business assets, then signing a 25-year management contract and, possibly, retaining around a 25% interest in the acquiring company. In the midscale segment, fixed leases with an option to buy are being transformed into variable leases, with rents based on a percentage hotel revenue. This strategy requires finding investors with different profiles, depending on the market segment and country.

In 2005, 128 Novotel, Mercure and Ibis hotels in France were sold to Foncière des Murs and leased back at variable rents equal to 15.5% of revenue. Each 12-year lease may be rolled over four times.

In early 2006, a second tranche of 71 hotels and five thalassotherapy centers in France and Belgium were sold to Foncière des Murs and leased back at rents equivalent to 14% of revenue.

Six Sofitel units in the United States, of which four were leased, are now being operated under 25-year management contracts that can be rolled over for three ten-year periods. Accor has retained a 25% interest in the joint venture formed with the US real estate investment funds that now own the properties.

Another 14 Sofitel units in Europe, seven of which are leased with an option to buy, will be transferred to a management contract system by 2008. In the midscale and economy segments, 130 hotels in Europe (of which 75% are currently leased with an option to buy) will be sold and leased back under variable leases.

Among the non-strategic hotels that could be sold or sold and franchised back, 200 may be disposed of between 2005 and 2008, of which 49 have already been sold in 2005 and first-quarter 2006.

In all, between 2005 and 2008, around €1.5 billion in assets may be disposed of, with the goal of improving return on capital employed by 0.6 point.

Development strategy

Anticipating changes in global demand, Accor plans to open more than 200,000 new rooms by 2010, with operating structures differentiated by each market's growth potential.

In emerging markets, we expect to see sharp growth in demand for economy lodging. We intend to leverage the improving economic and political environment in target countries like China, Brazil, India and Russia by expanding with management contracts and joint ventures in the upper upscale segment, with management contracts, joint venture and owned properties in the upscale and midscale and with joint ventures and owned properties in the upper economy and budget segments.

In more mature markets, in Europe we are planning to initiate a low capital intensive development strategy based on management contracts in the upper upscale segment, variable leases and franchise agreements in the upscale and midscale and variable or fixed leases and franchise agreements in the upper economy and budget segments. In the United States, we want to leverage the strategic fit between the Motel 6 and Red Roof Inn brands to drive low capital-intensive development, primarily through franchises.

This means that our development targets for 2010 are focused on economy hotels, which will account for 50% of openings over the period.

Of the new units, 33% will be opened in mature markets and 67% in emerging markets. Overall, 70% of openings will involve low capital-intensive solutions (management or franchise contracts), while 30% will be either owned or leased properties.

The program will involve the investment of €2.5 billion through 2010, with the goal of a 15%-return.

Services

In a fast growing market, driven by rising standards of living and demands for better working conditions, Accor Services wants to set the standard for corporate and institutional customers by delivering solutions that improve the well-being and productivity of their employees.

The division is committed to ranking first in all its markets, demonstrating leadership in innovation and driving double-digit growth in earnings.

Accor Services offers four service lines—three for companies and one for institutions:

- employee benefits;
- incentive and loyalty programs;
- expense management;
- social programs, to help local authorities control the proper use of public funds.

The market enjoys very high growth potential, as innovation extends the product range and the division enters new countries.

There are also external growth opportunities to acquire new expertise or market share, or to create partnerships. To capitalize on them, €500 million will be invested in the business through 2010, with an expected return of 20%.

Consolidated Income Statements - Summary

(in € millions)	2004	2005
Consolidated revenue	**7,064**	**7,622**
Operating expense	(5,239)	(5,636)
EBITDAR	**1,825**	**1,986**
Rental expense	(790)	(837)
EBITDA	1,035	1,149
Depreciation, amortization and provision expense	(423)	(432)
EBIT	612	717
Net financial expense	(101)	(122)
Share of profit of associates after tax	2	8
Operating profit before tax and non recurring items	**513**	**603**
Restructuring costs	(22)	(43)
Impairment losses	(52)	(107)
Gains and losses on management of hotel properties	(8)	72
Gains and losses on management of other assets	(23)	(37)
Profit before tax	408	488
Income tax expense	(152)	(124)
Net profit	256	364
Minority interests	(23)	(31)
Net profit, Group share	**233**	**333**
Weighted average number of shares	*199,125,799*	*214,782,601*
(in €)		
Earnings per share	**1.17**	**1.55**
Dividend per share	***1.30**	****1.15**

** Incl. € 0.25 of exceptional dividend.*

*** proposed to the Annual General Meeting of May 10th, 2006.*

Consolidated balance sheets - summary

(in millions €)	2004	2005
ASSETS		
Goodwill	1,667	1,897
Intangible assets	400	437
Property, plant and equipment	3,717	3,891
Total non-current financial assets	1,220	1,212
Total non-current assets	7,283	7,824
Total current assets	4,070	5,094
TOTAL ASSETS	**11,353**	**13,178**
EQUITY AND LIABILITIES		
Shareholders' equity, Group share	3,128	4,301
Total shareholders' equity and minority interests	3,198	4,396
Total non-current liabilities	7,202	6,754
Total current liabilities	4,151	6,424
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**11,353**	**13,178**

Cash flow

(in millions €)	2004	2005
Funds from operations	853	935
Renovation and maintenance expenditure	(314)	(449)
Free cash flow	**539**	**486**
Development expenditure	(680)	(479)
Proceeds from disposal of assets	429	313
Dividends paid	(284)	(287)
Increase of share capital	312	822
Other	75	(31)
Decrease/(Increase) in net debt	**391**	**824**

Parent company financial statements

Total revenue from all of the Company's activities, including hotel royalties, payments from business leases and service fees, increased by 8.9% to €576 million in 2005 from €529 million the previous year.

Net profit for the year came to €166 million, compared with €221 million in 2004. Excluding the non-recurring charge corresponding to the tax payable on the Company's Perpetual Subordinated Floating Rate Notes, net profit would have increased by 3.6%.

Financial results of Accor S.A. for the five past years

(in € thousands)	2001	2002	2003	2004	2005
1. Capital at year end					
Share capital	596,680	597,776	597,779	620,132	651,797
Number of shares outstanding	198,893,415	199,258,550	199,259,550	206,710,509	217,265,774
Number of convertible bonds outstanding	0	3,415,424	18,719,772	18,719,772	10,043,270
2. Results of operations					
Net revenue	478,743	486,546	503,980	529,043	576,133
EBITDA	647,712	554,292	293,509	327,995	236,590
Income taxes	(47,274)	(35,709)	(30,634)	(56,429)	(14,581)
Net income	315,905	337,244	178,462	221,467	166,097
Dividend distribution	293,338	258,291	268,223	268,724	(1) 249,856
3. Per share data (in €)					
EBITDA per share	3.49	2.96	1.63	1.86	1.15
Earnings per share	1.59	1.69	0.90	1.07	0.76
Net dividend per share	1.05	1.05	1.05	1.30	(1) 1.15
4. Employees					
Number of employees	887	902	1,225	1,294	(2) 1,273
Payroll (including employee benefits)	74,335	78,781	112,942	149,125	149,688

(1) Proposed for 2005.

(2) Accor SA employees at December 31, 2005.

These comments are excerpted from the analysis of 2005 results published in the Board of Directors' Report in the 2005 Financial Statements filed with *Autorité des marchés financiers.* In compliance with European legislation, Accor's 2005 consolidated financial statements and 2004 comparatives have been prepared in accordance with International Financial Reporting Standards (IAS/IFRS) applicable since January 1, 2005. Financial statements for prior years prepared according to accounting principles generally accepted in France (French GAAP) are available in the corresponding financial statements, which may be downloaded from **www.accor.com/finance** or requested by phone **(+33 1 45 38 86 26)**, by e-mail **(comfi@accor.com)** or by mail (Accor – Investor Relations & Financial Communications - Tour Maine Montparnasse - 33, avenue du Maine - 75755 Paris cedex 15 - France).

The Board of Directors' report to shareholders is available upon request, by sending in the form on page 21. The following resolutions are subject to the quorum and majority voting rules applicable to Ordinary Shareholders' Meetings.

Approval of the 2005 financial statements of the Company

PURPOSE

The purpose of the first resolution is to approve the 2005 financial statements of Accor S.A.

In accordance with the provisions of Article L. 225-100, paragraph 3, of the French Commercial Code, shareholders will also be invited to approve the consolidated financial statements, in the second resolution.


First
resolution

Approval of the 2005 financial statements of the Company and the related reports

FULL TEXT

The Annual Meeting, having considered the management report of the Board of Directors and the Statutory Auditors' report on the financial statements, approves the report of the Board of Directors in its entirety and the financial statements of the Company for the year ended December 31, 2005, as presented.

The Annual Meeting also approves the transactions reflected in the financial statements and the action taken by the Management Board during the year.


Second
resolution

Approval of the 2005 financial statements of the Group

FULL TEXT

The Annual Meeting, having considered the management report of the Board of Directors and the Statutory Auditors' report on the consolidated financial statements, approves the consolidated financial statements for the year ended December 31, 2005, as presented.

Regulated agreements

PURPOSE

The third resolution concerns regulated agreements governed by articles L. 225-38 and L. 225-86 of the French Commercial Code, which were approved by the Supervisory Board during 2005 and by the Board of Directors in the first quarter of 2006. These agreements are described in the Statutory Auditors' special report.


Third
resolution

Approval of regulated agreements

FULL TEXT

The Annual Meeting, having considered the Statutory Auditors' special report on agreements governed by articles L. 225-38 and L. 225-86 of the French Commercial Code, approves the agreements referred to therein and the transactions carried out under the agreements approved in prior years.

Appropriation of income and determination of the dividend

PURPOSE

The purpose of the fourth resolution is to appropriate net profit for the year and set the amount of the dividend.

The Board of Directors recommends the payment of a dividend of €1.15 per share. The dividend was €1.30 (including a €0.25 exceptional dividend) for 2004 and €1.05 for both 2003 and 2002.

The 2005 dividend will not give rise to an *avoir fiscal* tax credit. However, eligible shareholders will be entitled to the 40% tax allowance provided for in Article 158.3.2 of the French General Tax Code.

In order to comply with CRC standard 2004-06 relating to the definition, recognition and measurement of assets, which has been applicable since January 1, 2005, certain deferred charges carried in the Company's balance sheet at December 31, 2004 have been reclassified to property and equipment, and the balance (excluding debt issuance costs) has been written off to retained earnings.

The recommended dividend is based on the following recommended appropriations:

2005 net profit:	**166,096,598.96 euros**
plus:	
• Retained earnings	477,948,401.95 euros
• Prior-year dividends not paid out on treasury stock	1,987,350.30 euros
less:	
• The impact of eliminating deferred charges that do not meet the asset recognition criteria under CRC 2004-06	3,234,201.00 euros
Total income available for distribution:	**642,798,150.21 euros**
Recommended appropriations:	
• To the legal reserve	3,166,579.50 euros
• To dividends	249,855,640.10 euros
• To retained earnings	389,775,930.61 euros

The dividend will be paid as from May 17, 2006 on the 217,265,774 shares carrying dividend rights at January 1, 2005, excluding shares held in treasury stock.

Dividends for the last three years and the corresponding avoir fiscal tax credit were as follows:

(in €)	2002	2003	2004
Dividend	1.050	1.050	(1)(2) 1.300
Avoir fiscal tax credit	0.525	0.525	-
Total revenue	1.575	1.575	-

(1) In accordance with the French Finance Act for 2004, this dividend did not give rise to a tax credit. However, eligible shareholders were entitled to a 50% tax allowance.

(2) Including a €0.25 exceptional dividend.


Fourth
resolution

Appropriation of 2005 net income and dividend payment

FULL TEXT

The Annual Meeting, on the recommendation of the Board of Directors, notes that in order to comply with CRC standard 2004-06 relating to the definition, recognition and measurement of assets, which has been applicable since January 1, 2005, certain deferred charges carried in the Company's balance sheet at December 31, 2004 have been reclassified to property and equipment, and the balance (excluding debt issuance costs) has been written off to retained earnings. The Annual Meeting approves the recommendation of the Board of Directors and resolves:

1. 2005 net profit	**166,096,598.96 euros**
plus:	
• Retained earnings	477,948,401.95 euros
• Prior-year dividends not paid out on treasury stock	1,987,350.30 euros
less:	
• The impact of eliminating deferred charges that do not meet the asset recognition criteria under CRC 2004-06	3,234,201.00 euros
Total income available for distribution	**642,798,150.21 euros**
to be appropriated as follows:	
• To the legal reserve	3,166,579.50 euros
• To dividends	249,855,640.10 euros
• To retained earnings	389,775,930.61 euros

2. Accordingly, after noting the existence of income available for distribution, the Annual Meeting resolves to pay a dividend of €1.15 on each of the 217,265,774 outstanding shares carrying rights to the 2005 dividend.

3. The dividend for 2005 will not give rise to an *avoir fiscal* tax credit. Under the terms of the 2006 Finance Act (Act no. 2005-1719 dated December 30, 2005), eligible shareholders may claim the 40% tax allowance provided for in Article 158.3.2 of the French General Tax Code.

4. The dividend will be paid as of May 17, 2006.

As required by law, the Annual Meeting notes that dividends per share and related *avoir fiscal* tax credits for the last three years were as follows:

(in €)	2002	2003	2004
Dividend	1.050	1.050	(1)(2) 1.300
Avoir fiscal tax credit	0.525	0.525	-
Total revenue	1.575	1.575	-

(1) In accordance with the French Finance Act for 2004, this dividend did not give rise to a tax credit. However, eligible shareholders were entitled to a 50% tax allowance.

(2) Including a €0.25 exceptional dividend.

Powers to carry out formalities


Fifth
resolution

Powers to carry out formalities

FULL TEXT

The Annual Meeting gives full powers to the bearer of an original, extract or copy of the minutes of this Meeting to carry out any and all filing and other formalities required by law.



Request for documents



Annual General Meeting
Wednesday, May 10th 2006

The undersigned: ....

Address: ....

Owner of: .... registered shares (1)

and/or: .... bearer shares

requests that the Company send the additional documents mentioned in Articles D.133 and D.135 of the Decree of 23 March 1967 and Article L.242-13 of the Commercial Code.

Request to return to:

Société Générale
Service des Assemblées Générales
BP 81236
44312 Nantes cedex 3
France

Signed in: ....

On: ....

Signature:

20

(1) Holders of registered shares may make a one-time request that the documents and information mentioned in Articles D.133 and D.135 be sent to prior to all future Shareholders' Meetings.





Accor Public Limited Company - Share capital: Euros 651,855,717
Headquarters: 2, rue de la Mare-Neuve - 91021 Evry cedex - France
602 036 444 RCS Evry


ACCOR

ACCOR ADR PROGRAM

List of information
furnished pursuant to Rule 12g3 - 2 (b) under the Securities and Exchange Act of 1934

Definitions

BALO : « Bulletin des Annonces Légales Obligatoires » - French Legal Publication for listed companies

« La semaine de l'Ile de France » : French Legal Publication published in the headquarter's region of the company

COB : « Commission des Opérations de Bourse » - French Stock Exchange Commission

Decree 67-236 or Decree of March 23, 1967

Financial Statements				
14/2/96	1995 Consolidated Revenues	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.1.
24/4/96	1995 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.2.
15/5/96	1996 First Quarter Consolidated Revenues	BALO	Decree 67-236 of March 23, 1967, article 297	I.3.
4/6/96	1995 Annual Report	filed, on April 25, 1996, under COB reference number R.96-088	Decree 67-236 of March 23, 1967, article 295	I.4.
9/8/96	1996 First Half Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.5.
7/10/96	1996 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.6.
15/11/96	1996 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.7.
19/2/97	1996 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.8.
23/4/97	1996 Results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.9.
12/5/97	1997 First Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.10.
4/6/97	1996 Annual Report	filed, on April 30, 1997, under COB reference number R.97-126	Decree 67-236 of March 23, 1967, article 295	I.11.
6/8/97	1997 First Half Consolidated Revenues	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.12.
7/10/97	1997 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.13.
12/11/97	1997 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.14.
12/2/98	1997 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.15.

Financial Statements				
7/4/98	1997 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.16.
15/5/98	1998 First quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.17.
9/6/98	1997 Annual Report	filed, on May 20, 1998, under COB reference number R.98-204	Decree 67-236 of March 23, 1967, article 295	I.18.
11/8/98	1998 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.19.
6/10/98	1998 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297-1	I.20.
11/2/99	1998 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.21.
30/3/99	1998 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.22.
6/5/99	1999 first quarter consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.23.
4/8/99	1999 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.24.
29/9/99	1999 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.25.
8/11/99	1999 first nine months consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.26.
4/2/00	1999 consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.27.
9/2/00	1999 result forecasts upgraded	Press release	Decree 67-236 of March 23, 1967, article 297	I.28.
21/3/00	1999 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.29.
09/05/00	2000 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.30.
27/07/00	2000 first half consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.31.

Financial Statements				
27/09/00	2000 first half results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.32.
30/10/00	2000 First nine months consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.33.
31/01/01	2000 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.34.
13/03/01	2000 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.35
09/05/01	2001 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.36
02/08/01	2001 Half Year consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.37
19/09/01	2001 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.38
06/11/01	Consolidated Sales for the First Nine Months of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.39
29/01/02	Consolidated Sales for the Full Year of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.40
06/03/02	2001 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.41
02/05/02	Consolidated Sales for the first three months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.42
30/07/02	Consolidated Sales for the Half Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.43
16/09/02	2002 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.44
05/11/02	Consolidated Sales for the First Nine Months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.45
05/02/03	Consolidated Sales for the Full Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.46
05/03/03	2002 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.47

Financial Statements				
06/05/03	Consolidated Sales for the first three months of 2003	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.48
31/07/03	H1 2003 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.49
10/09/03	2003 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.50
05/11/03	9M 2003 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.51
28/01/04	Consolidated Sales for the Full Year of 2003	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.52
22/04/04	2003 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.53
28/04/04	Q1 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.54
28/07/04	H1 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.55
08/09/04	2003 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.56
29/10/04	9M 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.57
26/01/04	FY 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.58
18/05/05	2004 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.59
18/05/05	Q1 2005 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.60
08/09/05	H1 2005 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.61
08/09/05	2005 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.62
30/01/06	Q3 2005 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.63
30/01/06	Q4 2005 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.64
08/03/06	2005 Full Year Results	BALO	Decree 67-236 of March 23, 1967, article	1.65

		Press Release	295	
26/04/06	Q1 2006 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.66

Invitations to Shareholders' Meetings				
26/4/96	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1996	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.1.
22/11/96	Invitation to General Extraordinary Shareholders' Meeting of January 7, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.2.
25/4/97	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.3.
12/5/98	Invitation to General Ordinary and Extraordinary Shareholders' Meetings of June 9, 1998	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.4.
10/5/99	Invitation to Ordinary General Meeting of Shareholders of May 27, 1999	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.5.
5/11/99	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.6.
15/05/00	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.7.
30/04/01	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.8.
15/04/02	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.9.
15/05/03	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.10.
29/03/04	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.11.
18/05/05	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.12
10/04/06	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.13

Changes in Share Capital			
4/6/96	Increase in share capital by FF 343,685,400 through the creation of 3,436,854 new shares with FF 100 per value each to be distributed to IBL shareholders for the payment of their transfers	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
22/7/96	Increase in share capital by FF 72,327,400 through the creation of 723,274 new shares with FF 100 per value each for the payment of the	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287

	1995 stock dividend		
31/12/96	Increase in share capital by FF 4,120,500 through the creation of 41,205 new shares with FF 100 per value each (bonds converted and stock options exercised)	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
4/6/97	Increase in share capital by FF 234,776,100 through the creation of 2,347,761 shares with FF 100 per value each to be distributed to Sphere International shareholders following the share exchange parity of the merger/acquisition by Accor	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
15/12/99	Increase in share capital by € 8,271,045 through the issuance of 551,403 shares with € 15 par value each to be distributed to Participations SA and SEIH shareholders following the share exchange parity of the merger and transfer of the hotel assets	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287
15/12/99	Five-for-one split of the Accor share, from € 15 to € 3 ; total share capital of € 551,487,225 represented by 183,829,075 shares of € 3 par value	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287

Financial Operations				
26/4/96	Accor's Exchange Offer on IBL shares	Filed under COB reference number E.96-090 Press Release	COB Rule 91-02, article 15-1	IV.1.
23/5/96	Success of Accor's Exchange Offer on IBL shares	Press Release	COB Rule 91-02, article 15-1	IV.2.
25/4/97	Merger/Acquisition of Economy and Budget Hotel activities within Accor	Filed under COB reference number E.97-111 Press Release	COB Rule 91-02, article 15-1	IV.3.
4/12/97	Buy out offer for shares of AAPC	Press Release	COB Rule 90-02, article 4	IV.4.
13/2/98	Successful Offer for AAPC	Press Release	COB Rule 90-02, article 4	IV.5.
12/7/99	Red Roof Inns Inc. to be acquired by Accor	Press Release	COB Rule 98-07	IV.6.
13/8/99	Accor holds over 99% of shares of Red Roof Inns, Inc. upon the completion of the tender offer	Press Release	COB Rule 98-07	IV.7.
05/07/01	Issuing of a € 800,000,000 5.75% Notes due July 5, 2006	Offering Circular	Filed under Clearstream Luxembourg number 013144036 and Euroclear France number 48640	IV.8.
10/01/02	Takeover Bid for Compagnie Européenne de Casinos	Filed under COB reference n°02-013 dated January 8, 2002 Press Release	COB	IV.9.
19/01/04	Partnership between the Barrière Desseigne family, Accor and Colony/Colyzeo	Press Release		IV.10.
11/06/04	Accor acquires 28.9% stake in Club Méditerranée	Press Release		IV.11.
18/05/05	Accor's Acquisition of a 28.9% Stake in Club Méditerranée closing	Press Release		IV.12

Other			
15/05/00	Letter to Shareholders		V.22.
30/05/00	1999 Annual Report		V.23.
15/10/00	Letter to Shareholders		V.24.
15/04/01	Letter to Shareholders		V.25.
01/06/01	2000 annual report		V.26.
01/06/02	2001 annual report		V.27
21/05/03	2002 financial statements		V.28
15/05/04	2003 financial stalements		V.29
18/05/05	2004 financial stalements		V.30
18/05/05	2005 Registartion Document		V.31


ACCOR



Press Release

Hotels and Services:

Growth Drivers

Paris – March 8, 2006

2005 Financial Results

in € millions	**2004**	**2005**	*% change (reported)*	*% change (like-for-like)*
Consolidated revenue	7,064	7,622	***+7.9%***	***+4.7%***
EBITDAR	1,825	1,986	***+8.8%***	***+6.3%***
EBITDAR margin	*25.8%*	*26.1%*	***+0.3pt***	***+0.4pt***
Profit before tax and non recurring items	513	603	***+17.6%***	***+17.5%***
Net profit	233	333	***+42.9%***	

2005 **Consolidated revenue** rose by 7.9% to €7,622 million. At constant scope of consolidation and exchange rates, the increase was 4.7%.

Ebitdar (earnings before interest, taxes, depreciation, amortization and rental expense) totaled €1,986 million, an increase of 8.8% and Ebitdar margin stood at 26.1% of revenue.

Profit before tax and non recurring items rose by 17.6% to €603 million. The increase reflected the gradual improvement in margins thanks to a more favorable hotel cycle, and efficient management of holding costs.

Net profit, Group share rose by 42.9% to €333 million in 2005.

Earnings per share rose to €1.55 from €1.17 in 2004, based on the weighted average 214,782,601 shares in 2005.



At the Annual Meeting on May 10, 2006, Accor shareholders will be asked to approve an ordinary **dividend** of €1.15 per share, payable on May 17.

Funds from operations increased 9.6% to €935 million.

With €4,396 million in total equity and minority interests for €1,420 million in net debt at December 31, 2005, the **gearing ratio** stood at 32%, compared with 71% at December 31, 2004.

Return on capital employed (ROCE) rose to 10.7% from 10.0% in 2004.

*****

On a recommendation made by executive management, the Board of Directors of Accor has validated the following first orientations:

ACCOR, A GROUP ANCHORED IN ITS TWO GLOBAL BUSINESSES: HOTELS AND SERVICES

Hotels

- **A strategic focus on the brands**

Accor intends to leverage its powerful brands and innovative and differentiated products, to capitalize on its "leadership drivers".

In terms of operations, more powerful brands will enable a stronger revenue growth. Making the brands more attractive will also support human resources initiatives to attract the best talent.

In terms of asset management, more powerful brands will strengthen Accor's profile and thus its strategy of partnering with leading real estate companies around the world.

Lastly, more powerful brands will enable Accor to speed growth under ownership, management or franchise operating structures.

Accor's ambition is to make brands even more attractive.

These objectives bring Accor to create a strategic marketing department to know clients better, to favor the creation of innovative products, to advertise on the brands, to promote them through internet portals, and to revitalize loyalty programs.



- **From brand segmentation to operating structures differentiation**

To optimize the hotel portfolio, hotel operating structures must be tailored to individual market segments depending on their return on capital employed.

This rationalization process means that the portfolio must be thoroughly reviewed to identify strategic hotels to be managed under the appropriate long term holding structure and non-strategic hotels that could be sold, either outright or through sale & franchise-back arrangements.

Through this strategy, Accor plans to divest, between 2005 and 2008, around €1,500 million of assets.

- **New resources: for what kind of development?**

Anticipating changes in global demand, Accor plans to open more than 200,000 new rooms by 2010, mainly in Economy and Budget hotels (50%).

The openings will be in mature countries (33%) and in emerging markets (67%). Overall, 70% of the openings will involve low capital-intensive solutions (management or franchise contracts), while 30% will be either owned or leased properties.

To fit to these objectives, Accor would invest €2,500 million by to 2010 with a target of 15% return on investment.

The Services business

Accor Services has several objectives: to be #1 on all markets, to be the leader in innovations and to achieve double digit growth of its results.

Accor Services has four lines of business. Three of which are dedicated to companies:
- Employee benefit services
- Incentive and loyalty programs
- Expense management

and a service dedicated to public institutions, which aims at guaranteeing the proper use of public funds.

This market enjoys very high growth potential because of an extended range of products and operations start-ups in new countries.

Opportunities for acquisitions exist in order to increase market share or procure skills and expertise or even sign partnerships. In this context, Accor plans to invest €500 million between now and 2010 with a 20% ROCE objective.



"Our 2005 results are in line with our objectives," ***said Chief Executive Officer Gilles Pélisson****. "Moreover, with a much stronger financial position, we can envision an ambitious development program particularly in emerging countries to become the global leader in the economy and midscale segments. Building on our core Hotels and Services businesses, we'll leverage our increasingly powerful brands to improve operating margin and return on capital employed in the years ahead."*

*****

With 168,000 people in 140 countries, **Accor** is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:

- **Hotels, with the Sofitel, Novotel, Mercure, Suitehotel, Ibis, Etap Hotel, Formule 1, Motel 6 and Red Roof Inns**, representing more than 4,000 hotels and 470,000 rooms in 92 countries, as well such strategically related businesses as restaurants and food services (with **Lenôtre** and other leading brands), casinos and travel agencies.
- **Services to corporate clients and public institutions:** 21 million people in 35 countries use a broad range of services (food vouchers, people care and services, incentive, loyalty programs) engineered and managed by **Accor Services**.

Contacts

Eliane Rouyer
Senior Vice President
Investor Relations and Financial Communication
Phone: +33 (0)1 45 38 86 26

Anthony Pallier
Investor Relations
Phone: +33 (0)1 45 38 86 33

For further information about Accor, visit ***www.accor.com***





Press Release

First-Quarter 2006 Revenue Up 10.4%
Good overall performance

(Paris – April 26, 2006) — The overall first-quarter performance was good. In Upscale and Midscale Hotels, growth was driven by the favorable impact of the shift in the Easter vacation calendar and by business in Germany. The Economy segment in Europe continued to expand. In the United States, the Economy segment was lifted by a favorable market environment. The Services business posted sharp increases. The Group is continuing to implement its strategic initiatives, as reflected in the asset disposal and expansion programs.

(in € millions)	2005	2006	% Change (reported)	% Change like-for-like*
Hotels	**1,127**	**1,233**	**+9.5%**	**+5.2%**
Upscale and Midscale	632	680	+7.8%	+5.5%
Economy	294	321	+9.2%	+3.6%
Economy US	201	232	+15.4%	+6.6%
Services	140	179	+28.4%	+15.9%
Other businesses	409	438	+6.8%	+4.4%
Total	**1,676**	**1,850**	**+10.4%**	**+5.9%**

*At constant scope of consolidation and exchange rates

Accor's consolidated revenue rose 10.4% to €1,850 million in the first three months of 2006. At constant scope of consolidation and exchange rates, the increase was 5.9%.

In the Hotels business, the solid 5.2% like-for-like increase in revenue was due partly to a shift in the Easter vacation dates in a number of European countries, which had a positive 0.6-point impact on growth. Fees from management and franchise contracts for the quarter were up 13.3% at constant exchange rates.

The Services business posted a substantial 15.9% like-for-like increase in revenue.

Business expansion accounted for 3.4% of reported growth. Expansion in the Hotels business represented 3.8% of revenue growth, with the opening of 57 hotels, whereas in Services, it accounted for 5.3% of growth, mainly through four acquisitions: Hungastro in Romania, Delicard in Sweden, Stimula in France and Commuter Check in the United States.

Asset disposals had a negative 2.9-point impact on growth. As part of the disposal of 200 non-priority hotels, 52 hotels were sold during the past 12 months, as well as two non strategic activities: facilities management business in Brazil and public catering operations in Luxembourg.

The currency effect added 3.9 points to revenue growth and primarily reflected the appreciation of the Brazilian real and the US dollar against the euro.



Upscale and Midscale Hotels

Revenue in the Upscale and Midscale segment rose by 7.8% as reported and 5.5% like-for-like.

Excluding the impact of the shift in the Easter holiday period, revenue was up 4.5% like-for-like for the period.

In Europe (excluding France), the trend was favorable, with revenue rising 8.1% like-for-like. Germany reported a 10.9% like-for-like increase, thanks to an improved economy, the favorable impact of the Easter holidays, and the fact that business seminars and conventions were moved forward because of the FIFA World Cup to be held, beginning of June. Revenue in the United Kingdom was up 9.5% like-for-like, reflecting a still favorable business cycle. Growth was led by an increase in business customers and a strong performance by hotels in London. In Italy, the 13.3% like-for-like increase was due mainly to the Winter Olympics.

In France, like-for-like growth in revenue, which was just 0.9%, was affected by the program to renovate 128 hotels as part of the Foncière des Murs transaction. Growth was greater in Paris (up 1.8%) than in other regions (up 0.3%).

In the rest of the world, the 8.5% like-for-like increase in revenue was led by strong demand, especially in North America, where revenue grew by 4.7% (11.5% when restated to take into account the Sofitel Los Angeles, currently being fully renovated), and in emerging markets, where the increase was 9.7%.

Economy Hotels (outside the United States)

In the Economy segment (excluding the US), revenue rose by 9.2% as reported and 3.6% like-for-like.

The segment was relatively unaffected by the shift in the Easter vacation calendar, which had a positive but modest 0.4-point impact on growth.

In Europe (excluding France), the strong 4.9% like-for-like increase was led by Germany, which reported 6.0% growth due to the same reasons as already mentioned (more favorable economy and positive impact of the Easter holiday schedule).

In France, revenue growth (1.8% like-for-like) was held back by a three-point decline in the Formule 1 and Etap Hotel occupancy rate, specially outside the Greater Paris area.

Economy Hotels in the US

The sharp rise in revenue was confirmed during the period, with a like-for-like increase of 6.6%. The currency effect accounted for 9.6 points of the 15.4% increase in reported revenue.

Like-for-like revenue was up 6.6% for Motel 6 and 5.2% for Red Roof Inn. Fees from franchise contracts for the quarter were up 29.8% at constant exchange rates

Implementation of the Red Roof Inn renovation program continued, with 107 hotels completed and 16 underway.

Services

Revenue from the Services business climbed by 15.9% like-for-like and 28.4% as reported.

This strong performance, especially in Belgium (up 22.1% like-for-like), the United Kingdom (up 27.4%) and Venezuela (up 33.7%), was led by favorable changes in regulations and new product launches over the past months.

Like-for-like revenue increased by 12.5% in Europe and 21.5% in Latin America.

The currency effect, mainly linked to the appreciation of the Brazilian real, was a positive 9.2%.

Other businesses

For the period, travel agency revenue was up 4.3% as reported and 4.1% like-for-like.

Revenue from the casino business rose by 0.8% like-for-like and 1.2% as reported.

Revenue from the restaurant business increased 8.9% like-for-like and 19.9% as reported.

Revenue in the onboard train service business declined by 0.1% like-for-like and by 0.5% as reported.

*****

With 168,000 people in 140 countries, **Accor** is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:
- **Hotels, with the Sofitel, Novotel, Mercure, Suitehotel, Ibis, Etap Hotel, Formule 1, Motel 6 and Red Roof Inn brands**, representing more than 4,000 hotels and 470,000 rooms in 90 countries, as well as such strategically related businesses as restaurants and food services (notably **Lenôtre**), casinos and travel agencies.
- **Services to corporate clients and public institutions:** 21 million people in 35 countries use a broad range of services engineered and managed by **Accor Services**, including restaurant and food vouchers and cards, people care and services, incentive programs and loyalty programs.

Contacts

Eliane Rouyer
Senior Vice President
Investor Relations and Financial Communications
Tel: +33 (0)1 45 38 86 26

Anthony Pallier
Investor Relations
Tel: +33 (0)1 45 38 86 33

For further information about Accor, visit www.accor.com


ACCOR

Revenue

In Euros thousand	Quarter 1		Quarter 1	
	2 005	2 006	Change Reported %	Change L/L % (*)
HOTELS				
Upscale and Midscale	631 473	680 442	7.8%	5.5%
Economy	294 400	321 437	9.2%	3.6%
Economy US	200 753	231 601	15.4%	6.6%
Total HOTELS	**1 126 626**	**1 233 480**	**9.5%**	**5.2%**
SERVICES	**139 716**	**179 360**	**28.4%**	**15.9%**
Other Businesses				
Travel Agencies	113 469	118 344	4.3%	4.1%
Casinos	76 070	76 980	1.2%	0.8%
Restauration	118 125	141 609	19.9%	8.9%
On-board train services	59 638	59 343	-0.5%	-0.1%
Other	42 102	41 022	-2.6%	5.6%
Total other businesses	**409 404**	**437 298**	**6.8%**	**4.4%**
Total	**1 675 746**	**1 850 138**	**10.4%**	**5.9%**

*Based on constant scope of consolidation and exchange rates



RevPAR by segment

HOTELS : RevPAR by segment at March-end 2006 (YTD)	Occupancy Rate subsidiaries (reported)		Average room rate subsidiaries (reported)		RevPAR			
	(in %)	(var in pts)		(var in %)	subsidiaries (reported basis)	subsidiaries (reported basis)	subsidiaries (like-for-like basis(1))	subsidiaries & managed (reported basis)
Upscale and Midscale Europe	56.7%	+1.0	97	4.4%	55	6.2%	4.5%	6.2%
Economy Europe	65.0%	-1.0	51	6.0%	33	4.4%	3.9%	4.1%
Economy US (in $)	61.7%	+0.1	45	6.7%	28	6.8%	6.5%	6.8%

(1) at comparable scope



RevPAR by country

UPSCALE AND MIDSCALE HOTELS	Number of	Occupancy Rate		Average room rate		RevPAR			
RevPAR by country at March-end 2006 (YTD)	rooms	subsidiaries (reported)		subsidiaries (reported)		subsidiaries	subsidiaries	subsidiaries	subsidiaries & managed
(in local currency)		(in %)	(var in pts)		(var in %)	(reported basis)	(reported basis)	(like-for-like basis(1))	(reported basis)
France	30 387	55.2%	-0.6	105	2.7%	58	1.7%	1.2%	1.6%
Germany	13 598	59.9%	+5.7	76	3.5%	46	14.3%	11.1%	12.7%
Netherlands	3 696	52.5%	-3.0	103	5.9%	54	0.2%	0.2%	0.2%
Belgium	2 230	57.6%	-0.7	103	4.3%	59	3.1%	3.1%	7.4%
Spain	2 241	51.8%	-3.8	101	7.0%	52	-0.4%	8.5%	-0.6%
Italy	2 935	58.1%	+6.2	107	1.4%	62	13.6%	13.6%	13.6%
UK (in £)	5 145	71.1%	+3.2	79	4.2%	56	9.1%	9.4%	9.1%
USA (in $)	3 449	68.8%	-2.3	179	11.9%	123	8.2%	8.2%	8.6%

ECONOMY HOTELS	Number of	Occupancy Rate		Average room rate		RevPAR			
RevPAR by country at March-end 2006 (YTD)	rooms	subsidiaries (reported)		subsidiaries (reported)		subsidiaries	subsidiaries	subsidiaries	subsidiaries & managed
(in local currency)		(in %)	(var in pts)		(var in %)	(reported basis)	(reported basis)	(like-for-like basis(1))	(reported basis)
France	44 333	66.2%	-2.2	45	6.0%	30	2.6%	2.5%	2.7%
Germany	15 187	65.3%	+1.8	53	3.6%	35	6.5%	6.4%	6.4%
Netherlands	2 215	62.7%	+3.0	67	2.3%	42	7.4%	7.4%	7.4%
Belgium	2 477	65.5%	-1.5	63	6.8%	42	4.4%	4.4%	4.4%
Spain	3 623	68.7%	+1.5	51	6.6%	35	9.0%	9.8%	9.0%
Italy	1 339	51.2%	+1.7	77	1.9%	40	5.4%	10.8%	5.4%
UK (in £)	6 566	66.3%	-5.1	51	6.6%	34	-1.0%	0.2%	-0.3%
USA (in $)	108 072	61.7%	+0.1	45	6.7%	28	6.8%	6.5%	6.8%

(1) at comparable scope